
11008250


SEC MAIL PROCESSING
RECEIVED
WASH., D.C.
191
SECTION

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: May 31, 2012
Estimated average burden hours per response: 0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Colombia
Exact name of registrant as specified in charter

0000917142
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2010
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-73840
SEC file number, if available

S-____________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2010
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia, on September 30, 2011.

REPUBLIC OF COLOMBIA

By: /s/ Bruce Mac Master Rojas
Bruce Mac Master Rojas
Deputy Minister of Finance and Public Credit in Charge of the Duties of the Minister of Finance and Public Credit

Total number of pages is 85
Exhibit index is on page 3 of 85

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Colombia's Annual Report on Form 18-K for the year ended December 31, 2010 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the Revenues, Budget and Appropriations Law for 2011 of the Republic of Colombia

EXHIBIT C

LEY No. 1420 13 DIC 2010

"POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2011"

EL CONGRESO DE COLOMBIA

DECRETA:

PRIMERA PARTE

CAPÍTULO I
PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTÍCULO 1o. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2011, en la suma de CIENTO CUARENTA Y SIETE BILLONES DOSCIENTOS CINCUENTA Y CINCO MIL DOSCIENTOS CINCUENTA Y DOS MILLONES QUINIENTOS CUARENTA Y NUEVE MIL CIENTO OCHENTA Y SEIS PESOS MONEDA LEGAL ($147.255.252.549.186), según el detalle del Presupuesto de Rentas y Recursos de Capital para el 2011, así:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

I - INGRESOS DEL PRESUPUESTO NACIONAL	134,694,386,838,386
1. INGRESOS CORRIENTES DE LA NACION	74,283,648,000,000
2. RECURSOS DE CAPITAL DE LA NACION	51,581,570,088,211
5. RENTAS PARAFISCALES	897,435,184,046
6. FONDOS ESPECIALES	7,931,733,566,129
II - INGRESOS DE LOS ESTABLECIMIENTOS PUBLICOS	12,560,865,710,800
021000 AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -	
A- INGRESOS CORRIENTES	56,036,532,000
B- RECURSOS DE CAPITAL	240,165,928,646
032400 SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS	
A- INGRESOS CORRIENTES	63,327,974,036
B- RECURSOS DE CAPITAL	14,030,146,540
040200 FONDO ROTATORIO DEL DANE	
A- INGRESOS CORRIENTES	10,792,865,059
040300 INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC	
A- INGRESOS CORRIENTES	50,181,257,970
050300 ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)	
A- INGRESOS CORRIENTES	10,328,000,000
B- RECURSOS DE CAPITAL	32,000,000,000
C- CONTRIBUCIONES PARAFISCALES	60,192,300,000
060200 FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD	
A- INGRESOS CORRIENTES	10,737,753,000
B- RECURSOS DE CAPITAL	74,094,200,000
110200 FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES	
A- INGRESOS CORRIENTES	85,424,994,695
B- RECURSOS DE CAPITAL	33,247,805,305

130900 SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA	
A- INGRESOS CORRIENTES	8,408,740,303
B- RECURSOS DE CAPITAL	1,050,000,000
131000 UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES	
A- INGRESOS CORRIENTES	30,000,000,000
B- RECURSOS DE CAPITAL	10,594,700,000
131300 SUPERINTENDENCIA FINANCIERA DE COLOMBIA	
A- INGRESOS CORRIENTES	128,783,787,171
B- RECURSOS DE CAPITAL	5,400,000,000
131400 UNIDAD ADMINISTRATIVA ESPECIAL DE GESTION PENSIONAL Y CONTRIBUCIONES PARAFISCALES DE LA PROTECCION SOCIAL - UGPP	
A- INGRESOS CORRIENTES	1,030,000,000
150300 CAJA DE RETIRO DE LAS FUERZAS MILITARES	
A- INGRESOS CORRIENTES	134,724,431,702
B- RECURSOS DE CAPITAL	43,267,495,692
150700 INSTITUTO CASAS FISCALES DEL EJERCITO	
A- INGRESOS CORRIENTES	29,986,928,000
B- RECURSOS DE CAPITAL	3,594,198,180
150800 DEFENSA CIVIL COLOMBIANA, GUILLERMO LEON VALENCIA	
A- INGRESOS CORRIENTES	2,569,200,000
B- RECURSOS DE CAPITAL	1,150,000,000
151000 CLUB MILITAR DE OFICIALES	
A- INGRESOS CORRIENTES	34,291,450,000
B- RECURSOS DE CAPITAL	1,718,000,000
151100 CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL	
A- INGRESOS CORRIENTES	145,714,735,624
B- RECURSOS DE CAPITAL	17,021,077,000
151200 FONDO ROTATORIO DE LA POLICIA	
A- INGRESOS CORRIENTES	285,206,892,000
B- RECURSOS DE CAPITAL	22,107,770,000
151600 SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA	
A- INGRESOS CORRIENTES	14,037,004,186
151900 HOSPITAL MILITAR	
A- INGRESOS CORRIENTES	172,586,635,000
B- RECURSOS DE CAPITAL	1,072,388,000
152000 AGENCIA LOGISTICA DE LAS FUERZAS MILITARES	
A- INGRESOS CORRIENTES	889,262,493,889
170200 INSTITUTO COLOMBIANO AGROPECUARIO (ICA)	
A- INGRESOS CORRIENTES	30,202,300,000
B- RECURSOS DE CAPITAL	10,931,900,000
171300 INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER	
A- INGRESOS CORRIENTES	16,916,340,000
B- RECURSOS DE CAPITAL	5,090,200,000
210300 INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-	
A- INGRESOS CORRIENTES	110,434,200,000
B- RECURSOS DE CAPITAL	22,078,000,000
210900 UNIDAD DE PLANEACION MINERO ENERGETICA - UPME	
A- INGRESOS CORRIENTES	13,131,600,000
B- RECURSOS DE CAPITAL	10,004,800,000
211000 INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-	
A- INGRESOS CORRIENTES	2,955,000,000
B- RECURSOS DE CAPITAL	35,218,200,000
211100 AGENCIA NACIONAL DE HIDROCARBUROS - ANH	
A- INGRESOS CORRIENTES	260,239,800,000
B- RECURSOS DE CAPITAL	763,672,500,000
220900 INSTITUTO NACIONAL PARA SORDOS (INSOR)	
A- INGRESOS CORRIENTES	304,455,045
221000 INSTITUTO NACIONAL PARA CIEGOS (INCI)	
A- INGRESOS CORRIENTES	321,600,000

B- RECURSOS DE CAPITAL	271,739,992
223400 INSTITUTO TECNICO CENTRAL	
A- INGRESOS CORRIENTES	5,151,535,384
B- RECURSOS DE CAPITAL	1,850,000,000
223800 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA	
A- INGRESOS CORRIENTES	359,400,000
223900 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR	
A- INGRESOS CORRIENTES	535,679,422
224100 INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL	
A- INGRESOS CORRIENTES	1,296,399,309
B- RECURSOS DE CAPITAL	491,000,000
224200 INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI	
A- INGRESOS CORRIENTES	862,770,857
B- RECURSOS DE CAPITAL	70,000,000
230600 FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES	
A- INGRESOS CORRIENTES	718,681,000,000
B- RECURSOS DE CAPITAL	308,533,200,000
230700 COMISION NACIONAL DE TELEVISION	
A- INGRESOS CORRIENTES	123,170,284,000
240200 INSTITUTO NACIONAL DE VIAS	
A- INGRESOS CORRIENTES	267,689,925,217
B- RECURSOS DE CAPITAL	66,094,022,461
241200 UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL	
A- INGRESOS CORRIENTES	425,797,400,000
B- RECURSOS DE CAPITAL	2,833,800,000
241300 INSTITUTO NACIONAL DE CONCESIONES - INCO	
A- INGRESOS CORRIENTES	87,813,927,697
B- RECURSOS DE CAPITAL	89,724,673,311
260200 FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA	
A- INGRESOS CORRIENTES	882,000,000
B- RECURSOS DE CAPITAL	30,012,882,887
280200 FONDO ROTATORIO DE LA REGISTRADURIA	
A- INGRESOS CORRIENTES	41,480,212,564
B- RECURSOS DE CAPITAL	265,540,793
280300 FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL	
B- RECURSOS DE CAPITAL	7,374,200,000
290200 INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES	
A- INGRESOS CORRIENTES	276,487,069
B- RECURSOS DE CAPITAL	931,132,100
320200 INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM	
A- INGRESOS CORRIENTES	6,500,000,000
320400 FONDO NACIONAL AMBIENTAL	
A- INGRESOS CORRIENTES	19,557,500,000
B- RECURSOS DE CAPITAL	6,966,500,000
330400 ARCHIVO GENERAL DE LA NACION	
A- INGRESOS CORRIENTES	9,309,680,007
B- RECURSOS DE CAPITAL	562,000,000
330500 INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA	
A- INGRESOS CORRIENTES	552,256,874
330600 INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES	
A- INGRESOS CORRIENTES	1,300,000,000
B- RECURSOS DE CAPITAL	1,747,493,502
330700 INSTITUTO CARO Y CUERVO	
A- INGRESOS CORRIENTES	105,922,728
350200 SUPERINTENDENCIA DE SOCIEDADES	
A- INGRESOS CORRIENTES	70,842,800,000
B- RECURSOS DE CAPITAL	2,060,000,000
350300 SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO	
A- INGRESOS CORRIENTES	38,954,640,000
B- RECURSOS DE CAPITAL	7,095,360,000

350400 UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES	
A- INGRESOS CORRIENTES	3,416,600,000
B- RECURSOS DE CAPITAL	3,803,400,000
360200 SERVICIO NACIONAL DE APRENDIZAJE (SENA)	
A- INGRESOS CORRIENTES	228,685,369,531
B- RECURSOS DE CAPITAL	248,398,000,000
C- CONTRIBUCIONES PARAFISCALES	1,603,095,000,000
360300 FONDO DE PREVISION SOCIAL DEL CONGRESO	
A- INGRESOS CORRIENTES	12,290,710,000
B- RECURSOS DE CAPITAL	37,332,299,000
360500 FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA	
A- INGRESOS CORRIENTES	76,373,100,000
B- RECURSOS DE CAPITAL	11,664,600,000
360600 INSTITUTO NACIONAL DE SALUD (INS)	
A- INGRESOS CORRIENTES	2,353,400,000
B- RECURSOS DE CAPITAL	616,038,000
360700 INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)	
A- INGRESOS CORRIENTES	3,871,732,271
B- RECURSOS DE CAPITAL	210,090,677,737
C- CONTRIBUCIONES PARAFISCALES	2,714,644,000,000
360800 SUPERINTENDENCIA NACIONAL DE SALUD	
A- INGRESOS CORRIENTES	39,573,600,000
360900 INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA	
A- INGRESOS CORRIENTES	66,514,623,797
B- RECURSOS DE CAPITAL	9,100,000,000
361000 UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION EN SALUD – CRES	
A- INGRESOS CORRIENTES	15,671,596,000
370500 SUPERINTENDENCIA DE NOTARIADO Y REGISTRO	
A- INGRESOS CORRIENTES	481,967,373,000
B- RECURSOS DE CAPITAL	202,230,800,000
370600 INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC	
A- INGRESOS CORRIENTES	88,041,984,183
B- RECURSOS DE CAPITAL	258,485,842
370700 DIRECCION NACIONAL DE ESTUPEFACIENTES	
A- INGRESOS CORRIENTES	3,685,991,519
B- RECURSOS DE CAPITAL	101,080,247,703
380100 COMISION NACIONAL DEL SERVICIO CIVIL	
A- INGRESOS CORRIENTES	23,325,300,000
B- RECURSOS DE CAPITAL	20,878,837,000
III - TOTAL INGRESOS	**147,255,252,549,186**

CAPÍTULO II
RECURSOS SUBCUENTA DE SOLIDARIDAD DEL FOSYGA

ARTÍCULO 2o. Se estima la cuantía de los recursos de la Subcuenta de Solidaridad del Fondo de Solidaridad y Garantía – FOSYGA para la vigencia fiscal de 2011 en la suma de DOS BILLONES CUATROCIENTOS TREINTA Y DOS MIL CUATROCIENTOS OCHENTA MILLONES DE PESOS MONEDA LEGAL ($2.432.480.000.000).

SEGUNDA PARTE

ARTÍCULO 3o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2011 una suma por valor de: CIENTO CUARENTA Y SIETE BILLONES DOSCIENTOS CINCUENTA Y CINCO MIL DOSCIENTOS CINCUENTA Y DOS MILLONES QUINIENTOS CUARENTA Y NUEVE MIL CIENTO OCHENTA Y SEIS PESOS MONEDA LEGAL ($147.255.252.549.186), según el detalle que se encuentra a continuación:

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0101			
		CONGRESO DE LA REPUBLICA			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**340,597,018,673**		**340,597,018,673**
C.		**PRESUPUESTO DE INVERSION**	**50,000,000,000**		**50,000,000,000**
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,000,000,000		5,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,000,000,000		5,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	45,000,000,000		45,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	45,000,000,000		45,000,000,000
TOTAL PRESUPUESTO SECCION			**390,597,018,673**		**390,597,018,673**
		SECCION: 0201			
		PRESIDENCIA DE LA REPUBLICA			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**242,580,744,355**		**242,580,744,355**
C.		**PRESUPUESTO DE INVERSION**	**110,199,722,500**		**110,199,722,500**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,881,000,000		5,881,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,881,000,000		5,881,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,700,000,000		1,700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,700,000,000		1,700,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	7,027,122,500		7,027,122,500
	1000	INTERSUBSECTORIAL GOBIERNO	7,027,122,500		7,027,122,500
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	94,591,600,000		94,591,600,000
	1000	INTERSUBSECTORIAL GOBIERNO	93,846,600,000		93,846,600,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	745,000,000		745,000,000
TOTAL PRESUPUESTO SECCION			**352,780,466,855**		**352,780,466,855**

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0210			
		AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**572,335,924,916**	**56,036,532,000**	**628,372,456,916**
C.		**PRESUPUESTO DE INVERSION**	**2,462,532,750,000**	**240,165,928,646**	**2,902,698,678,646**
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	18,000,000,000		18,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,000,000,000		6,000,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	12,000,000,000		12,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	2,276,532,750,000		2,276,532,750,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	2,276,532,750,000		2,276,532,750,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,000,000,000		4,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,000,000,000		4,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	339,000,000,000		339,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	339,000,000,000		339,000,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	25,000,000,000	240,165,928,646	265,165,928,646
	1000	INTERSUBSECTORIAL GOBIERNO	25,000,000,000	240,165,928,646	265,165,928,646
TOTAL PRESUPUESTO SECCION			**3,234,868,674,916**	**296,202,460,646**	**3,531,071,135,562**
		SECCION: 0301			
		DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**34,041,011,624**		**34,041,011,624**
C.		**PRESUPUESTO DE INVERSION**	**169,477,624,474**		**169,477,624,474**
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	8,304,000,000		8,304,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	8,304,000,000		8,304,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	59,745,000,000		59,745,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	59,745,000,000		59,745,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	41,228,724,928		41,228,724,928

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	903	MITIGACION	3,464,000,000		3,464,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	37,764,724,928		37,764,724,928
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	60,199,425,564		60,199,425,564
	1000	INTERSUBSECTORIAL GOBIERNO	60,199,425,564		60,199,425,564
630		TRANSFERENCIAS	473,982		473,982
	1000	INTERSUBSECTORIAL GOBIERNO	473,982		473,982
TOTAL PRESUPUESTO SECCION			203,518,636,098		203,518,636,098

SECCION: 0324

SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		48,181,120,576	48,181,120,576
C.		PRESUPUESTO DE INVERSION		29,177,000,000	29,177,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		1,050,000,000	1,050,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,050,000,000	1,050,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		2,365,000,000	2,365,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		650,000,000	650,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,715,000,000	1,715,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		24,462,000,000	24,462,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		24,462,000,000	24,462,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,300,000,000	1,300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,300,000,000	1,300,000,000
TOTAL PRESUPUESTO SECCION				77,358,120,576	77,358,120,576

SECCION: 0325

FONDO NACIONAL DE REGALIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,148,305,039		3,148,305,039
C.		PRESUPUESTO DE INVERSION	906,936,000,000		906,936,000,000
630		TRANSFERENCIAS	906,936,000,000		906,936,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	906,936,000,000		906,936,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		TOTAL PRESUPUESTO SECCION	910,084,305,039		910,084,305,039

SECCION: 0401

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	21,293,316,100		21,293,316,100
C.		PRESUPUESTO DE INVERSION	69,651,566,095		69,651,566,095
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	69,651,566,095		69,651,566,095
	1000	INTERSUBSECTORIAL GOBIERNO	69,651,566,095		69,651,566,095
		TOTAL PRESUPUESTO SECCION	90,944,882,195		90,944,882,195

SECCION: 0402

FONDO ROTATORIO DEL DANE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	20,149,890	1,106,865,059	1,127,014,949
C.		PRESUPUESTO DE INVERSION		9,686,000,000	9,686,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		9,686,000,000	9,686,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		9,686,000,000	9,686,000,000
		TOTAL PRESUPUESTO SECCION	20,149,890	10,792,865,059	10,813,014,949

SECCION: 0403

INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	32,076,347,837	6,041,257,970	38,117,605,807
C.		PRESUPUESTO DE INVERSION	64,429,000,000	44,140,000,000	108,569,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,280,000,000	46,000,000	2,326,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,280,000,000	46,000,000	2,326,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,210,000,000	2,217,000,000	5,427,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,210,000,000	2,217,000,000	5,427,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	165,000,000	1,048,000,000	1,213,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	165,000,000	1,048,000,000	1,213,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,581,000,000	469,000,000	3,050,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,581,000,000	469,000,000	3,050,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	15,296,000,000	38,197,000,000	53,493,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	15,296,000,000	38,197,000,000	53,493,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	40,590,000,000	83,000,000	40,673,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	40,590,000,000	83,000,000	40,673,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	307,000,000	2,080,000,000	2,387,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	307,000,000	2,080,000,000	2,387,000,000
TOTAL PRESUPUESTO SECCION			96,505,347,837	50,181,257,970	146,686,605,807

SECCION: 0501

DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,695,200,000		9,695,200,000
C.		PRESUPUESTO DE INVERSION	3,500,000,000		3,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,500,000,000		3,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,500,000,000		3,500,000,000
TOTAL PRESUPUESTO SECCION			13,195,200,000		13,195,200,000

SECCION: 0503

ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		33,653,400,000	33,653,400,000
C.		PRESUPUESTO DE INVERSION		68,866,900,000	68,866,900,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		12,288,900,000	12,288,900,000
	705	EDUCACION SUPERIOR		12,288,900,000	12,288,900,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		2,884,000,000	2,884,000,000
	705	EDUCACION SUPERIOR		2,884,000,000	2,884,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		309,000,000	309,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		309,000,000	309,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		5,655,000,000	5,655,000,000
	705	EDUCACION SUPERIOR		5,655,000,000	5,655,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		23,433,000,000	23,433,000,000
	700	INTERSUBSECTORIAL EDUCACION		4,481,000,000	4,481,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		8,034,000,000	8,034,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD		10,918,000,000	10,918,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		23,164,000,000	23,164,000,000
	705	EDUCACION SUPERIOR		19,868,000,000	19,868,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		3,296,000,000	3,296,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,133,000,000	1,133,000,000
	705	EDUCACION SUPERIOR		1,133,000,000	1,133,000,000
TOTAL PRESUPUESTO SECCION				102,520,300,000	102,520,300,000

SECCION: 0601

DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD (DAS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	267,297,890,000		267,297,890,000
TOTAL PRESUPUESTO SECCION			267,297,890,000		267,297,890,000

SECCION: 0602

FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	15,985,000,000	33,989,953,000	49,974,953,000
C.		PRESUPUESTO DE INVERSION		50,842,000,000	50,842,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		10,100,000,000	10,100,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		10,100,000,000	10,100,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		25,442,000,000	25,442,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		25,442,000,000	25,442,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		7,000,000,000	7,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		7,000,000,000	7,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,000,000,000	4,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		4,000,000,000	4,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,300,000,000	4,300,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		4,300,000,000	4,300,000,000
TOTAL PRESUPUESTO SECCION			15,985,000,000	84,831,953,000	100,816,953,000

SECCION: 0901

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE LA ECONOMIA SOLIDARIA - DANSOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,456,041,696		4,456,041,696
C.		PRESUPUESTO DE INVERSION	3,156,000,000		3,156,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	225,000,000		225,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	225,000,000		225,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,080,917,200		2,080,917,200
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	2,080,917,200		2,080,917,200
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	197,230,000		197,230,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	197,230,000		197,230,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	300,000,000		300,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	300,000,000		300,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	352,852,800		352,852,800
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	352,852,800		352,852,800
TOTAL PRESUPUESTO SECCION			7,612,041,696		7,612,041,696

SECCION: 1101

MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	194,851,381,300		194,851,381,300
TOTAL PRESUPUESTO SECCION			194,851,381,300		194,851,381,300

SECCION: 1102

FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	62,344,389,792	109,344,800,000	171,689,189,792
C.		PRESUPUESTO DE INVERSION	3,883,000,000	9,328,000,000	13,211,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	291,650,000	658,350,000	950,000,000
	1002	RELACIONES EXTERIORES	291,650,000	658,350,000	950,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,314,600,000	2,441,400,000	3,756,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,314,600,000	2,441,400,000	3,756,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	157,500,000	292,500,000	450,000,000
	1002	RELACIONES EXTERIORES	157,500,000	292,500,000	450,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	560,000,000	1,040,000,000	1,600,000,000
	1002	RELACIONES EXTERIORES	560,000,000	1,040,000,000	1,600,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,106,000,000	4,054,000,000	5,160,000,000
	1002	RELACIONES EXTERIORES	1,106,000,000	4,054,000,000	5,160,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	453,250,000	841,750,000	1,295,000,000
	1002	RELACIONES EXTERIORES	453,250,000	841,750,000	1,295,000,000
TOTAL PRESUPUESTO SECCION			**66,227,389,792**	**118,672,800,000**	**184,900,189,792**

SECCION: 1301

MINISTERIO DE HACIENDA Y CREDITO PUBLICO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**6,762,569,643,746**		**6,762,569,643,746**
C.		**PRESUPUESTO DE INVERSION**	**1,508,797,246,509**		**1,508,797,246,509**
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	7,000,000,000		7,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	7,000,000,000		7,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	17,691,501,815		17,691,501,815
	1000	INTERSUBSECTORIAL GOBIERNO	17,691,501,815		17,691,501,815
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	39,768,522,500		39,768,522,500
	1000	INTERSUBSECTORIAL GOBIERNO	39,768,522,500		39,768,522,500
630		TRANSFERENCIAS	1,444,337,222,194		1,444,337,222,194

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	870,837,222,194		870,837,222,194
	1000	INTERSUBSECTORIAL GOBIERNO	573,500,000,000		573,500,000,000
TOTAL PRESUPUESTO SECCION			8,271,366,890,255		8,271,366,890,255

SECCION: 1308

UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,251,984,519		9,251,984,519
C.		PRESUPUESTO DE INVERSION	3,697,000,000		3,697,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,231,000,000		3,231,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,231,000,000		3,231,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	466,000,000		466,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	466,000,000		466,000,000
TOTAL PRESUPUESTO SECCION			12,948,984,519		12,948,984,519

SECCION: 1309

SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		7,847,740,303	7,847,740,303
C.		PRESUPUESTO DE INVERSION		1,611,000,000	1,611,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,082,830,000	1,082,830,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,082,830,000	1,082,830,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		38,170,000	38,170,000
	1000	INTERSUBSECTORIAL GOBIERNO		38,170,000	38,170,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		490,000,000	490,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		490,000,000	490,000,000
TOTAL PRESUPUESTO SECCION				9,458,740,303	9,458,740,303

SECCION: 1310

UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	364,172,150,702	40,594,700,000	404,766,850,702

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	287,075,717,798		287,075,717,798
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	287,075,717,798		287,075,717,798
	1000	INTERSUBSECTORIAL GOBIERNO	287,075,717,798		287,075,717,798
TOTAL PRESUPUESTO SECCION			651,247,868,500	40,594,700,000	691,842,568,500

SECCION: 1312

UNIDAD DE INFORMACION Y ANALISIS FINANCIERO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,283,611,231		6,283,611,231
TOTAL PRESUPUESTO SECCION			6,283,611,231		6,283,611,231

SECCION: 1313

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,500,000,000	123,273,787,171	127,773,787,171
C.		PRESUPUESTO DE INVERSION		10,910,000,000	10,910,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,531,541,000	1,531,541,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,531,541,000	1,531,541,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		8,066,670,000	8,066,670,000
	1000	INTERSUBSECTORIAL GOBIERNO		8,066,670,000	8,066,670,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		974,308,000	974,308,000
	1000	INTERSUBSECTORIAL GOBIERNO		974,308,000	974,308,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		242,253,000	242,253,000
	1000	INTERSUBSECTORIAL GOBIERNO		242,253,000	242,253,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO		47,614,000	47,614,000
	1000	INTERSUBSECTORIAL GOBIERNO		47,614,000	47,614,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		47,614,000	47,614,000
	1000	INTERSUBSECTORIAL GOBIERNO		47,614,000	47,614,000
TOTAL PRESUPUESTO SECCION			4,500,000,000	134,183,787,171	138,683,787,171

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1314			
		UNIDAD ADMINISTRATIVA ESPECIAL DE GESTION PENSIONAL Y CONTRIBUCIONES PARAFISCALES DE LA PROTECCION SOCIAL - UGPP			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**23,933,618,001**	**1,030,000,000**	**24,963,618,001**
C.		**PRESUPUESTO DE INVERSION**	**5,000,000,000**		**5,000,000,000**
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	500,000,000		500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,500,000,000		4,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,500,000,000		4,500,000,000
TOTAL PRESUPUESTO SECCION			**28,933,618,001**	**1,030,000,000**	**29,963,618,001**
		SECCION: 1401			
		SERVICIO DE LA DEUDA PUBLICA NACIONAL			
B.		**PRESUPUESTO DE SERVICIO DEUDA PUBLICA**	**35,376,562,718,149**		**35,376,562,718,149**
TOTAL PRESUPUESTO SECCION			**35,376,562,718,149**		**35,376,562,718,149**
		SECCION: 1501			
		MINISTERIO DE DEFENSA NACIONAL			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**9,114,984,172,000**		**9,114,984,172,000**
C.		**PRESUPUESTO DE INVERSION**	**1,186,399,510,800**		**1,186,399,510,800**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	138,547,650,060		138,547,650,060
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	99,324,000,000		99,324,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	30,280,000,000		30,280,000,000
	607	TRANSPORTE MARITIMO	750,000,000		750,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	1,620,800,000		1,620,800,000
	1400	INTERSUBSECTORIAL VIVIENDA	6,572,850,060		6,572,850,060
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,738,000,000		7,738,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	7,738,000,000		7,738,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	27,367,000,000		27,367,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	7,726,000,000		7,726,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	15,741,000,000		15,741,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1201	ACUEDUCTO Y ALCANTARILLADO	3,900,000,000		3,900,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	593,514,694,741		593,514,694,741
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	423,367,000,000		423,367,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	151,147,694,741		151,147,694,741
	102	DEFENSA Y SEGURIDAD EXTERNA	5,000,000,000		5,000,000,000
	300	INTERSUBSECTORIAL SALUD	14,000,000,000		14,000,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	405,592,965,999		405,592,965,999
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	309,389,965,999		309,389,965,999
	101	DEFENSA Y SEGURIDAD INTERNA	96,203,000,000		96,203,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	5,900,000,000		5,900,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,900,000,000		3,900,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	2,000,000,000		2,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	4,300,000,000		4,300,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	4,300,000,000		4,300,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	939,200,000		939,200,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	939,200,000		939,200,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	2,500,000,000		2,500,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	2,500,000,000		2,500,000,000
TOTAL PRESUPUESTO SECCION			10,301,383,682,800		10,301,383,682,800

SECCION: 1503

CAJA DE RETIRO DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,422,313,696,005	172,233,169,012	1,594,546,865,017
C.		PRESUPUESTO DE INVERSION		5,758,758,382	5,758,758,382
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,181,512,333	5,181,512,333
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		5,181,512,333	5,181,512,333
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		577,246,049	577,246,049

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		577,246,049	577,246,049
TOTAL PRESUPUESTO SECCION			1,422,313,696,005	177,991,927,394	1,600,305,623,399

SECCION: 1507

INSTITUTO CASAS FISCALES DEL EJERCITO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		19,450,126,180	19,450,126,180
C.		PRESUPUESTO DE INVERSION		14,131,000,000	14,131,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		10,586,000,000	10,586,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		10,412,000,000	10,412,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		174,000,000	174,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,545,000,000	3,545,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		3,545,000,000	3,545,000,000
TOTAL PRESUPUESTO SECCION				33,581,126,180	33,581,126,180

SECCION: 1508

DEFENSA CIVIL COLOMBIANA, GUILLERMO LEON VALENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	17,255,645,000	2,719,200,000	19,974,845,000
C.		PRESUPUESTO DE INVERSION	645,000,000	1,000,000,000	1,645,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	200,000,000		200,000,000
	103	DEFENSA CIVIL	200,000,000		200,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	200,000,000	1,000,000,000	1,200,000,000
	103	DEFENSA CIVIL	200,000,000	1,000,000,000	1,200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	245,000,000		245,000,000
	103	DEFENSA CIVIL	245,000,000		245,000,000
TOTAL PRESUPUESTO SECCION			17,900,645,000	3,719,200,000	21,619,845,000

SECCION: 1510

CLUB MILITAR DE OFICIALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		30,329,450,000	30,329,450,000
C.		PRESUPUESTO DE INVERSION		5,680,000,000	5,680,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		4,219,000,000	4,219,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		4,219,000,000	4,219,000,000
640		INVERSIONES Y APORTES FINANCIEROS		1,461,000,000	1,461,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,461,000,000	1,461,000,000
TOTAL PRESUPUESTO SECCION				36,009,450,000	36,009,450,000

SECCION: 1511

CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,763,923,163,945	160,950,112,624	1,924,873,276,569
C.		PRESUPUESTO DE INVERSION		1,785,700,000	1,785,700,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		1,785,700,000	1,785,700,000
	101	DEFENSA Y SEGURIDAD INTERNA		1,785,700,000	1,785,700,000
TOTAL PRESUPUESTO SECCION			1,763,923,163,945	162,735,812,624	1,926,658,976,569

SECCION: 1512

FONDO ROTATORIO DE LA POLICIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		290,314,662,000	290,314,662,000
C.		PRESUPUESTO DE INVERSION		17,000,000,000	17,000,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		17,000,000,000	17,000,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		17,000,000,000	17,000,000,000
TOTAL PRESUPUESTO SECCION				307,314,662,000	307,314,662,000

SECCION: 1516

SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		8,037,004,186	8,037,004,186
C.		PRESUPUESTO DE INVERSION		6,000,000,000	6,000,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,500,000,000	1,500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,500,000,000	1,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,300,000,000	2,300,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,300,000,000	2,300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		500,000,000	500,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		500,000,000	500,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,700,000,000	1,700,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,700,000,000	1,700,000,000
TOTAL PRESUPUESTO SECCION				14,037,004,186	14,037,004,186

SECCION: 1519

HOSPITAL MILITAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	18,608,770,000	173,659,023,000	192,267,793,000
C.		PRESUPUESTO DE INVERSION	8,130,000,000		8,130,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,000,000,000		4,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	4,000,000,000		4,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	500,000,000		500,000,000
	304	SERVICIOS INTEGRALES DE SALUD	500,000,000		500,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,000,000,000		1,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,130,000,000		1,130,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	500,000,000		500,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	630,000,000		630,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,500,000,000		1,500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,500,000,000		1,500,000,000
TOTAL PRESUPUESTO SECCION			26,738,770,000	173,659,023,000	200,397,793,000

SECCION: 1520

AGENCIA LOGISTICA DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		874,162,493,889	874,162,493,889
C.		PRESUPUESTO DE INVERSION		15,100,000,000	15,100,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		500,000,000	500,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		500,000,000	500,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		10,000,000,000	10,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		10,000,000,000	10,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		2,000,000,000	2,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,000,000,000	2,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		2,600,000,000	2,600,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,600,000,000	2,600,000,000
TOTAL PRESUPUESTO SECCION				889,262,493,889	889,262,493,889

SECCION: 1601

POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	5,855,128,768,565		5,855,128,768,565
C.		PRESUPUESTO DE INVERSION	204,826,489,200		204,826,489,200
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	88,431,675,315		88,431,675,315
	101	DEFENSA Y SEGURIDAD INTERNA	88,431,675,315		88,431,675,315
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	700,000,000		700,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	700,000,000		700,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	115,694,813,885		115,694,813,885
	101	DEFENSA Y SEGURIDAD INTERNA	111,000,000,000		111,000,000,000
	300	INTERSUBSECTORIAL SALUD	4,694,813,885		4,694,813,885
TOTAL PRESUPUESTO SECCION			6,059,955,257,765		6,059,955,257,765

SECCION: 1701

MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	166,725,500,000		166,725,500,000
C.		PRESUPUESTO DE INVERSION	952,004,803,000		952,004,803,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	4,000,000,000		4,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,000,000,000		4,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,500,000,000		3,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3,500,000,000		3,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	39,000,000,000		39,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1100	INTERSUBSECTORIAL AGROPECUARIO	39,000,000,000		39,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	13,000,000,000		13,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	13,000,000,000		13,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	58,500,000,000		58,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	58,500,000,000		58,500,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	16,000,000,000		16,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	16,000,000,000		16,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	561,500,000,000		561,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	510,000,000,000		510,000,000,000
	1104	PESCA Y ACUICULTURA	1,500,000,000		1,500,000,000
	1106	COMERCIALIZACION	50,000,000,000		50,000,000,000
610		CREDITOS	95,000,000,000		95,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	95,000,000,000		95,000,000,000
620		SUBSIDIOS DIRECTOS	153,504,803,000		153,504,803,000
	1401	SOLUCIONES DE VIVIENDA RURAL	153,504,803,000		153,504,803,000
630		TRANSFERENCIAS	8,000,000,000		8,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	8,000,000,000		8,000,000,000
TOTAL PRESUPUESTO SECCION			1,118,730,303,000		1,118,730,303,000

SECCION: 1702

INSTITUTO COLOMBIANO AGROPECUARIO (ICA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	55,859,700,000	2,849,900,000	58,709,600,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	270,000,000		270,000,000
C.		PRESUPUESTO DE INVERSION	31,215,700,000	38,284,300,000	69,500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,500,000,000	3,000,000,000	4,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	1,500,000,000	3,000,000,000	4,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	29,715,700,000	35,284,300,000	65,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	29,715,700,000	35,284,300,000	65,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			87,345,400,000	41,134,200,000	128,479,600,000

SECCION: 1713

INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	48,547,100,000	5,090,200,000	53,637,300,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	54,400,000		54,400,000
C.		PRESUPUESTO DE INVERSION	367,832,089,593	16,916,340,000	384,748,429,593
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	141,347,000,000	13,629,740,000	154,976,740,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	141,347,000,000	13,629,740,000	154,976,740,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	78,500,000,000		78,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	12,000,000,000		12,000,000,000
	1107	TENENCIA DE LA TIERRA	66,500,000,000		66,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,485,089,593	786,260,000	11,271,349,593
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	10,485,089,593	786,260,000	11,271,349,593
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	10,000,000,000		10,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	10,000,000,000		10,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	7,500,000,000	2,500,340,000	10,000,340,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3,500,000,000		3,500,000,000
	1104	PESCA Y ACUICULTURA	4,000,000,000	2,500,340,000	6,500,340,000
620		SUBSIDIOS DIRECTOS	120,000,000,000		120,000,000,000
	1107	TENENCIA DE LA TIERRA	120,000,000,000		120,000,000,000
TOTAL PRESUPUESTO SECCION			416,433,589,593	22,006,540,000	438,440,129,593

SECCION: 2101

MINISTERIO DE MINAS Y ENERGIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	42,986,700,000		42,986,700,000
C.		PRESUPUESTO DE INVERSION	1,456,393,000,000		1,456,393,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	1,500,000,000		1,500,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,500,000,000		1,500,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,142,000,000		1,142,000,000
	504	DISTRIBUCION ELECTRICA	1,142,000,000		1,142,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,050,000,000		1,050,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,050,000,000		1,050,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,921,000,000		4,921,000,000
	207	MINERIA	2,000,000,000		2,000,000,000
	500	INTERSUBSECTORIAL ENERGIA	2,921,000,000		2,921,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	6,032,000,000		6,032,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	3,000,000,000		3,000,000,000
	207	MINERIA	2,532,000,000		2,532,000,000
	501	GENERACION ELECTRICA	500,000,000		500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	6,044,000,000		6,044,000,000
	500	INTERSUBSECTORIAL ENERGIA	3,000,000,000		3,000,000,000
	501	GENERACION ELECTRICA	3,044,000,000		3,044,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	1,860,000,000		1,860,000,000
	207	MINERIA	1,860,000,000		1,860,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,300,000,000		1,300,000,000
	1301	REGLAMENTACION DEL TRABAJO	700,000,000		700,000,000
	1502	PARTICIPACION COMUNITARIA	600,000,000		600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,800,000,000		2,800,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,700,000,000		1,700,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	1,100,000,000		1,100,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	4,200,000,000		4,200,000,000
	500	INTERSUBSECTORIAL ENERGIA	4,200,000,000		4,200,000,000
620		SUBSIDIOS DIRECTOS	937,361,000,000		937,361,000,000
	500	INTERSUBSECTORIAL ENERGIA	904,361,000,000		904,361,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	33,000,000,000		33,000,000,000
630		TRANSFERENCIAS	488,183,000,000		488,183,000,000
	500	INTERSUBSECTORIAL ENERGIA	488,183,000,000		488,183,000,000
TOTAL PRESUPUESTO SECCION			1,499,379,700,000		1,499,379,700,000

SECCION: 2103

INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		33,412,100,000	33,412,100,000
C.		PRESUPUESTO DE INVERSION	6,000,000,000	99,100,100,000	105,100,100,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	6,000,000,000		6,000,000,000
	207	MINERIA	6,000,000,000		6,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		83,871,100,000	83,871,100,000
	207	MINERIA		82,771,100,000	82,771,100,000
	903	MITIGACION		1,100,000,000	1,100,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		6,200,000,000	6,200,000,000
	207	MINERIA		6,200,000,000	6,200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		9,029,000,000	9,029,000,000
	207	MINERIA		9,029,000,000	9,029,000,000
TOTAL PRESUPUESTO SECCION			6,000,000,000	132,512,200,000	138,512,200,000

SECCION: 2109

UNIDAD DE PLANEACION MINERO ENERGETICA - UPME

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		5,040,600,000	5,040,600,000
C.		PRESUPUESTO DE INVERSION		18,095,800,000	18,095,800,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		7,105,800,000	7,105,800,000
	500	INTERSUBSECTORIAL ENERGIA		7,105,800,000	7,105,800,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		2,050,000,000	2,050,000,000
	500	INTERSUBSECTORIAL ENERGIA		2,050,000,000	2,050,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,800,000,000	1,800,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	207	MINERIA		1,800,000,000	1,800,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		7,140,000,000	7,140,000,000
	500	INTERSUBSECTORIAL ENERGIA		5,040,000,000	5,040,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,100,000,000	2,100,000,000
TOTAL PRESUPUESTO SECCION				23,136,400,000	23,136,400,000

SECCION: 2110

INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	11,058,800,000	13,023,200,000	24,082,000,000
C.		PRESUPUESTO DE INVERSION		25,150,000,000	25,150,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		8,000,000,000	8,000,000,000
	500	INTERSUBSECTORIAL ENERGIA		8,000,000,000	8,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		17,150,000,000	17,150,000,000
	500	INTERSUBSECTORIAL ENERGIA		17,150,000,000	17,150,000,000
TOTAL PRESUPUESTO SECCION			11,058,800,000	38,173,200,000	49,232,000,000

SECCION: 2111

AGENCIA NACIONAL DE HIDROCARBUROS - ANH

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		633,912,300,000	633,912,300,000
C.		PRESUPUESTO DE INVERSION		390,000,000,000	390,000,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		15,000,000,000	15,000,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		15,000,000,000	15,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		7,500,000,000	7,500,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		7,500,000,000	7,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		5,000,000,000	5,000,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		5,000,000,000	5,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		362,500,000,000	362,500,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		362,500,000,000	362,500,000,000
TOTAL PRESUPUESTO SECCION				1,023,912,300,000	1,023,912,300,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 2201

MINISTERIO DE EDUCACION NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	20,278,713,001,176		20,278,713,001,176
C.		PRESUPUESTO DE INVERSION	933,995,283,073		933,995,283,073
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	114,488,833,348		114,488,833,348
	700	INTERSUBSECTORIAL EDUCACION	114,488,833,348		114,488,833,348
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	107,000,000,000		107,000,000,000
	703	EDUCACION SECUNDARIA	107,000,000,000		107,000,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	557,409,099		557,409,099
	700	INTERSUBSECTORIAL EDUCACION	557,409,099		557,409,099
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	120,716,469,136		120,716,469,136
	700	INTERSUBSECTORIAL EDUCACION	70,727,159,951		70,727,159,951
	705	EDUCACION SUPERIOR	41,163,082,119		41,163,082,119
	706	EDUCACION DE ADULTOS	8,826,227,066		8,826,227,066
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	26,608,946,842		26,608,946,842
	700	INTERSUBSECTORIAL EDUCACION	26,608,946,842		26,608,946,842
610		CREDITOS	2,225,960,609		2,225,960,609
	705	EDUCACION SUPERIOR	2,225,960,609		2,225,960,609
620		SUBSIDIOS DIRECTOS	367,689,204,348		367,689,204,348
	701	EDUCACION PREESCOLAR	234,231,969,406		234,231,969,406
	703	EDUCACION SECUNDARIA	29,515,881,302		29,515,881,302
	705	EDUCACION SUPERIOR	103,941,353,640		103,941,353,640
630		TRANSFERENCIAS	90,306,741,438		90,306,741,438
	705	EDUCACION SUPERIOR	90,306,741,438		90,306,741,438
640		INVERSIONES Y APORTES FINANCIEROS	104,401,718,253		104,401,718,253
	705	EDUCACION SUPERIOR	104,401,718,253		104,401,718,253
TOTAL PRESUPUESTO SECCION			21,212,708,284,249		21,212,708,284,249

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2209			
		INSTITUTO NACIONAL PARA SORDOS (INSOR)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**2,496,149,276**	**54,455,045**	**2,550,604,321**
C.		**PRESUPUESTO DE INVERSION**	**725,560,000**	**250,000,000**	**975,560,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000		50,000,000
	707	EDUCACION ESPECIAL	50,000,000		50,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	318,089,000	120,000,000	438,089,000
	707	EDUCACION ESPECIAL	318,089,000	120,000,000	438,089,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	203,721,000	130,000,000	333,721,000
	707	EDUCACION ESPECIAL	203,721,000	130,000,000	333,721,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	153,750,000		153,750,000
	700	INTERSUBSECTORIAL EDUCACION	153,750,000		153,750,000
TOTAL PRESUPUESTO SECCION			**3,221,709,276**	**304,455,045**	**3,526,164,321**
		SECCION: 2210			
		INSTITUTO NACIONAL PARA CIEGOS (INCI)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**3,632,032,684**	**84,201,806**	**3,716,234,490**
C.		**PRESUPUESTO DE INVERSION**	**675,560,000**	**509,138,186**	**1,184,698,186**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	40,000,000	80,000,000	120,000,000
	707	EDUCACION ESPECIAL	40,000,000	80,000,000	120,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	635,560,000	429,138,186	1,064,698,186
	707	EDUCACION ESPECIAL	635,560,000	429,138,186	1,064,698,186
TOTAL PRESUPUESTO SECCION			**4,307,592,684**	**593,339,992**	**4,900,932,676**
		SECCION: 2234			
		INSTITUTO TECNICO CENTRAL			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**6,789,417,304**	**3,401,535,384**	**10,190,952,688**
C.		**PRESUPUESTO DE INVERSION**	**400,000,000**	**3,600,000,000**	**4,000,000,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	400,000,000	1,250,000,000	1,650,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	700	INTERSUBSECTORIAL EDUCACION	400,000,000	1,250,000,000	1,650,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		2,100,000,000	2,100,000,000
	700	INTERSUBSECTORIAL EDUCACION		2,100,000,000	2,100,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		250,000,000	250,000,000
	700	INTERSUBSECTORIAL EDUCACION		250,000,000	250,000,000
TOTAL PRESUPUESTO SECCION			7,189,417,304	7,001,535,384	14,190,952,688

SECCION: 2238

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	913,277,988	339,400,000	1,252,677,988
C.		PRESUPUESTO DE INVERSION	50,000,000	30,000,000	80,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000	30,000,000	80,000,000
	705	EDUCACION SUPERIOR	50,000,000	30,000,000	80,000,000
TOTAL PRESUPUESTO SECCION			963,277,988	369,400,000	1,332,677,988

SECCION: 2239

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,733,783,732	585,679,422	2,319,463,154
TOTAL PRESUPUESTO SECCION			1,733,783,732	585,679,422	2,319,463,154

SECCION: 2241

INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,545,525,917	1,587,399,309	6,132,925,226
C.		PRESUPUESTO DE INVERSION	50,000,000	200,000,000	250,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	50,000,000	200,000,000	250,000,000
	705	EDUCACION SUPERIOR	50,000,000	200,000,000	250,000,000
TOTAL PRESUPUESTO SECCION			4,595,525,917	1,787,399,309	6,382,925,226

SECCION: 2242

INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,295,974,749	932,770,857	3,228,745,606

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			2,295,974,749	932,770,857	3,228,745,606

SECCION: 2301

MINISTERIO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	110,036,500,000		110,036,500,000
C.		PRESUPUESTO DE INVERSION	9,418,100,000		9,418,100,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	3,386,100,000		3,386,100,000
	400	INTERSUBSECTORIAL COMUNICACIONES	3,386,100,000		3,386,100,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	400,000,000		400,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	400,000,000		400,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,632,000,000		5,632,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	5,632,000,000		5,632,000,000
TOTAL PRESUPUESTO SECCION			119,454,600,000		119,454,600,000

SECCION: 2306

FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		286,776,600,000	286,776,600,000
C.		PRESUPUESTO DE INVERSION	8,000,000,000	740,637,600,000	748,637,600,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		7,000,000,000	7,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		7,000,000,000	7,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		4,000,000,000	4,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		4,000,000,000	4,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,000,000,000	1,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		1,000,000,000	1,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		635,861,000,000	635,861,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		635,861,000,000	635,861,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	8,000,000,000	60,700,000,000	68,700,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	8,000,000,000	60,700,000,000	68,700,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		9,730,600,000	9,730,600,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	400	INTERSUBSECTORIAL COMUNICACIONES		9,730,600,000	9,730,600,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		663,000,000	663,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		663,000,000	663,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		21,233,000,000	21,233,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		6,500,000,000	6,500,000,000
	401	CORREO		14,733,000,000	14,733,000,000
630		TRANSFERENCIAS		450,000,000	450,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		450,000,000	450,000,000
TOTAL PRESUPUESTO SECCION			8,000,000,000	1,027,414,200,000	1,035,414,200,000

SECCION: 2307

COMISION NACIONAL DE TELEVISION

		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		123,170,284,000	123,170,284,000
TOTAL PRESUPUESTO SECCION				123,170,284,000	123,170,284,000

SECCION: 2401

MINISTERIO DE TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	78,027,900,000		78,027,900,000
C.		PRESUPUESTO DE INVERSION	223,064,000,000		223,064,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	400,000,000		400,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	400,000,000		400,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	250,000,000		250,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	250,000,000		250,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,044,000,000		4,044,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	4,044,000,000		4,044,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,370,000,000		4,370,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	4,370,000,000		4,370,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	4,200,000,000		4,200,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	4,200,000,000		4,200,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	200,000,000		200,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	200,000,000		200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	88,600,000,000		88,600,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	87,400,000,000		87,400,000,000
	604	RED URBANA	1,200,000,000		1,200,000,000
630		TRANSFERENCIAS	121,000,000,000		121,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	59,000,000,000		59,000,000,000
	604	RED URBANA	25,000,000,000		25,000,000,000
	606	TRANSPORTE FLUVIAL	37,000,000,000		37,000,000,000
TOTAL PRESUPUESTO SECCION			301,091,900,000		301,091,900,000

SECCION: 2402

INSTITUTO NACIONAL DE VIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	111,814,700,000	20,631,300,000	132,446,000,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	64,650,740,000		64,650,740,000
C.		PRESUPUESTO DE INVERSION	1,699,421,000,000	313,152,647,678	2,012,573,647,678
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	585,257,525,786	14,300,000,000	599,557,525,786
	600	INTERSUBSECTORIAL TRANSPORTE	321,127,000,000	14,300,000,000	335,427,000,000
	601	RED TRONCAL NACIONAL	262,830,525,786		262,830,525,786
	603	CAMINOS VECINALES	500,000,000		500,000,000
	606	TRANSPORTE FLUVIAL	800,000,000		800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,020,663,474,214	237,963,834,147	1,258,627,308,361
	600	INTERSUBSECTORIAL TRANSPORTE	784,363,474,214	58,100,000,000	842,463,474,214
	601	RED TRONCAL NACIONAL	223,300,000,000	88,338,606,833	311,638,606,833
	603	CAMINOS VECINALES	1,000,000,000		1,000,000,000
	605	TRANSPORTE FERREO	1,000,000,000	100,000,000	1,100,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	606	TRANSPORTE FLUVIAL	11.000,000,000		11,000,000,000
	607	TRANSPORTE MARITIMO		91,425,227,314	91,425,227,314
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	3,000,000,000	1,062,722,461	4,062,722,461
	600	INTERSUBSECTORIAL TRANSPORTE	3,000,000,000	1,062,722,461	4,062,722,461
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	2,500,000,000	500,000,000	3,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	2,500,000,000	500,000,000	3,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	10,500,000,000	8,000,000,000	18,500,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	10,500,000,000	8,000,000,000	18,500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		3,700,000,000	3,700,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		3,700,000,000	3,700,000,000
420		ESTUDIOS DE PREINVERSION	70,000,000,000	651,168,131	70,651,168,131
	600	INTERSUBSECTORIAL TRANSPORTE	70,000,000,000	651,168,131	70,651,168,131
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	300,000,000		300,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	300,000,000		300,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		605,000,000	605,000,000
	700	INTERSUBSECTORIAL EDUCACION		605,000,000	605,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	7,200,000,000	46,369,922,939	53,569,922,939
	600	INTERSUBSECTORIAL TRANSPORTE	7,200,000,000	46,369,922,939	53,569,922,939
TOTAL PRESUPUESTO SECCION			1,875,886,440,000	333,783,947,678	2,209,670,387,678

SECCION: 2412

UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		215,487,000,000	215,487,000,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA		1,700,200,000	1,700,200,000
C.		PRESUPUESTO DE INVERSION	28,278,000,000	211,444,000,000	239,722,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	15,000,000,000	19,824,000,000	34,824,000,000
	608	TRANSPORTE AEREO	15,000,000,000	19,824,000,000	34,824,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,307,000,000	5,307,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	608	TRANSPORTE AEREO		5,307,000,000	5,307,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		46,561,000,000	46,561,000,000
	608	TRANSPORTE AEREO		46,561,000,000	46,561,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	278,000,000	1,279,900,000	1,557,900,000
	608	TRANSPORTE AEREO	278,000,000	1,279,900,000	1,557,900,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	13,000,000,000	101,057,600,000	114,057,600,000
	608	TRANSPORTE AEREO	13,000,000,000	101,057,600,000	114,057,600,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		22,414,500,000	22,414,500,000
	608	TRANSPORTE AEREO		22,414,500,000	22,414,500,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		2,000,000,000	2,000,000,000
	608	TRANSPORTE AEREO		2,000,000,000	2,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		1,700,000,000	1,700,000,000
	608	TRANSPORTE AEREO		1,700,000,000	1,700,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		11,300,000,000	11,300,000,000
	608	TRANSPORTE AEREO		11,300,000,000	11,300,000,000
TOTAL PRESUPUESTO SECCION			28,278,000,000	428,631,200,000	456,909,200,000

SECCION: 2413

INSTITUTO NACIONAL DE CONCESIONES - INCO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,337,300,000	11,810,000,000	13,147,300,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	293,266,000,000		293,266,000,000
C.		PRESUPUESTO DE INVERSION	2,277,821,000,000	165,728,601,008	2,443,549,601,008
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,626,166,100,000	137,252,328,806	1,763,418,428,806
	600	INTERSUBSECTORIAL TRANSPORTE	1,012,136,100,000		1,012,136,100,000
	601	RED TRONCAL NACIONAL	614,030,000,000	30,120,000,000	644,150,000,000
	605	TRANSPORTE FERREO		107,132,328,806	107,132,328,806
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	651,654,900,000	28,476,272,202	680,131,172,202

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	651,654,900,000	28,476,272,202	680,131,172,202
TOTAL PRESUPUESTO SECCION			2,572,424,300,000	177,538,601,008	2,749,962,901,008

SECCION: 2501

PROCURADURIA GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	339,981,934,864		339,981,934,864
C.		PRESUPUESTO DE INVERSION	30,924,000,000		30,924,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,000,000,000		7,000,000,000
	803	ADMINISTRACION DE JUSTICIA	7,000,000,000		7,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,500,000,000		1,500,000,000
	803	ADMINISTRACION DE JUSTICIA	1,500,000,000		1,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,700,000,000		4,700,000,000
	800	INTERSUBSECTORIAL JUSTICIA	4,700,000,000		4,700,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,100,000,000		2,100,000,000
	803	ADMINISTRACION DE JUSTICIA	2,100,000,000		2,100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	700,000,000		700,000,000
	800	INTERSUBSECTORIAL JUSTICIA	700,000,000		700,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	13,024,000,000		13,024,000,000
	800	INTERSUBSECTORIAL JUSTICIA	13,024,000,000		13,024,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,900,000,000		1,900,000,000
	800	INTERSUBSECTORIAL JUSTICIA	1,300,000,000		1,300,000,000
	803	ADMINISTRACION DE JUSTICIA	600,000,000		600,000,000
TOTAL PRESUPUESTO SECCION			370,905,934,864		370,905,934,864

SECCION: 2502

DEFENSORIA DEL PUEBLO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	226,307,672,757		226,307,672,757
C.		PRESUPUESTO DE INVERSION	9,786,000,000		9,786,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,500,000,000		2,500,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	800	INTERSUBSECTORIAL JUSTICIA	2,500,000,000		2,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	3,050,000,000		3,050,000,000
	800	INTERSUBSECTORIAL JUSTICIA	250,000,000		250,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	2,800,000,000		2,800,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	486,000,000		486,000,000
	800	INTERSUBSECTORIAL JUSTICIA	250,000,000		250,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	236,000,000		236,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,150,000,000		1,150,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	1,150,000,000		1,150,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,600,000,000		2,600,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	2,600,000,000		2,600,000,000
TOTAL PRESUPUESTO SECCION			236,093,672,757		236,093,672,757

SECCION: 2601

CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	277,885,924,570		277,885,924,570
C.		PRESUPUESTO DE INVERSION	43,500,000,000		43,500,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	790,000,000		790,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	790,000,000		790,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	4,300,000,000		4,300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,300,000,000		4,300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	10,926,700,000		10,926,700,000
	1000	INTERSUBSECTORIAL GOBIERNO	10,926,700,000		10,926,700,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,369,300,000		2,369,300,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,369,300,000		2,369,300,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,421,000,000		1,421,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	1,421,000,000		1,421,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	23,693,000,000		23,693,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	23,693,000,000		23,693,000,000
TOTAL PRESUPUESTO SECCION			321,385,924,570		321,385,924,570

SECCION: 2602

FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	24,904,169,635	25,431,882,887	50,336,052,522
C.		PRESUPUESTO DE INVERSION		5,463,000,000	5,463,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,463,000,000	5,463,000,000
	700	INTERSUBSECTORIAL EDUCACION		5,463,000,000	5,463,000,000
TOTAL PRESUPUESTO SECCION			24,904,169,635	30,894,882,887	55,799,052,522

SECCION: 2701

RAMA JUDICIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,879,217,267,547		1,879,217,267,547
C.		PRESUPUESTO DE INVERSION	230,441,737,145		230,441,737,145
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	60,973,703,000		60,973,703,000
	803	ADMINISTRACION DE JUSTICIA	60,973,703,000		60,973,703,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	20,606,377,777		20,606,377,777
	803	ADMINISTRACION DE JUSTICIA	20,606,377,777		20,606,377,777
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	45,400,000,000		45,400,000,000
	803	ADMINISTRACION DE JUSTICIA	45,400,000,000		45,400,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	70,287,163,652		70,287,163,652
	803	ADMINISTRACION DE JUSTICIA	70,287,163,652		70,287,163,652
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	14,502,154,696		14,502,154,696
	803	ADMINISTRACION DE JUSTICIA	14,502,154,696		14,502,154,696
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	250,493,064		250,493,064
	803	ADMINISTRACION DE JUSTICIA	250,493,064		250,493,064

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,337,203,792		2,337,203,792
	803	ADMINISTRACION DE JUSTICIA	2,337,203,792		2,337,203,792
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	16,084,641,164		16,084,641,164
	1000	INTERSUBSECTORIAL GOBIERNO	16,084,641,164		16,084,641,164
TOTAL PRESUPUESTO SECCION			2,109,659,004,692		2,109,659,004,692

SECCION: 2801

REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	395,327,779,186		395,327,779,186
C.		PRESUPUESTO DE INVERSION	44,568,103,000		44,568,103,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,971,103,000		1,971,103,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,971,103,000		1,971,103,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	37,041,000,000		37,041,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	37,041,000,000		37,041,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,556,000,000		4,556,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,556,000,000		4,556,000,000
TOTAL PRESUPUESTO SECCION			439,895,882,186		439,895,882,186

SECCION: 2802

FONDO ROTATORIO DE LA REGISTRADURIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		16,273,603,244	16,273,603,244
C.		PRESUPUESTO DE INVERSION		25,472,150,113	25,472,150,113
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		3,466,000,000	3,466,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		3,466,000,000	3,466,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		15,579,161,181	15,579,161,181
	1000	INTERSUBSECTORIAL GOBIERNO		15,579,161,181	15,579,161,181

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		859,000,000	859,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		859,000,000	859,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		2,000,000,000	2,000,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES		2,000,000,000	2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		3,567,988,932	3,567,988,932
	1000	INTERSUBSECTORIAL GOBIERNO		3,567,988,932	3,567,988,932
TOTAL PRESUPUESTO SECCION				41,745,753,357	41,745,753,357

SECCION: 2803

FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	2,440,046,688	7,374,200,000	9,814,246,688
TOTAL PRESUPUESTO SECCION		2,440,046,688	7,374,200,000	9,814,246,688

SECCION: 2901

FISCALIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,442,883,286,519		1,442,883,286,519
C.		PRESUPUESTO DE INVERSION	97,988,000,000		97,988,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	18,488,000,000		18,488,000,000
	803	ADMINISTRACION DE JUSTICIA	18,488,000,000		18,488,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	6,000,000,000		6,000,000,000
	803	ADMINISTRACION DE JUSTICIA	6,000,000,000		6,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	39,000,000,000		39,000,000,000
	803	ADMINISTRACION DE JUSTICIA	39,000,000,000		39,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	13,450,000,000		13,450,000,000
	803	ADMINISTRACION DE JUSTICIA	13,450,000,000		13,450,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	15,700,000,000		15,700,000,000
	803	ADMINISTRACION DE JUSTICIA	15,700,000,000		15,700,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,000,000,000		4,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	803	ADMINISTRACION DE JUSTICIA	4,000,000,000		4,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,350,000,000		1,350,000,000
	803	ADMINISTRACION DE JUSTICIA	1,350,000,000		1,350,000,000
TOTAL PRESUPUESTO SECCION			1,540,871,286,519		1,540,871,286,519

SECCION: 2902

INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	107,676,974,941	1,207,619,169	108,884,594,110
C.		PRESUPUESTO DE INVERSION	25,000,000,000		25,000,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,800,000,000		3,800,000,000
	803	ADMINISTRACION DE JUSTICIA	3,800,000,000		3,800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,950,000,000		2,950,000,000
	803	ADMINISTRACION DE JUSTICIA	2,950,000,000		2,950,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	11,330,000,000		11,330,000,000
	803	ADMINISTRACION DE JUSTICIA	11,330,000,000		11,330,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,300,000,000		2,300,000,000
	803	ADMINISTRACION DE JUSTICIA	2,300,000,000		2,300,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	200,000,000		200,000,000
	803	ADMINISTRACION DE JUSTICIA	200,000,000		200,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,200,000,000		1,200,000,000
	803	ADMINISTRACION DE JUSTICIA	1,200,000,000		1,200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,600,000,000		2,600,000,000
	803	ADMINISTRACION DE JUSTICIA	2,600,000,000		2,600,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	620,000,000		620,000,000
	803	ADMINISTRACION DE JUSTICIA	620,000,000		620,000,000
TOTAL PRESUPUESTO SECCION			132,676,974,941	1,207,619,169	133,884,594,110

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3201			
		MINISTERIO DE AMBIENTE, VIVIENDA Y DESARROLLO TERRITORIAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,346,694,635,425		1,346,694,635,425
C.		PRESUPUESTO DE INVERSION	327,960,000,000		327,960,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	11,507,000,000		11,507,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	9,124,000,000		9,124,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	2,383,000,000		2,383,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,660,000,000		10,660,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	9,160,000,000		9,160,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	1,500,000,000		1,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	809,462,860		809,462,860
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	800,000,000		800,000,000
	901	CONSERVACION	9,462,860		9,462,860
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	836,000,000		836,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	836,000,000		836,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	10,904,000,000		10,904,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	7,054,000,000		7,054,000,000
	901	CONSERVACION	2,100,000,000		2,100,000,000
	902	MANEJO	1,750,000,000		1,750,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	600,000,000		600,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	600,000,000		600,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	10,600,000,000		10,600,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,050,000,000		1,050,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	9,550,000,000		9,550,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	69,361,287,140		69,361,287,140
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	31,334,259,223		31,334,259,223
	901	CONSERVACION	4,811,277,917		4,811,277,917

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	400,000,000		400,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	20,448,000,000		20,448,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	4,367,750,000		4,367,750,000
	1402	SOLUCIONES DE VIVIENDA URBANA	8,000,000,000		8,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	3,480,000,000		3,480,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	3,480,000,000		3,480,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	532,000,000		532,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	532,000,000		532,000,000
630		TRANSFERENCIAS	27,000,000,000		27,000,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	27,000,000,000		27,000,000,000
640		INVERSIONES Y APORTES FINANCIEROS	340,000,000		340,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	340,000,000		340,000,000
670		APOYO	181,330,250,000		181,330,250,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	177,330,250,000		177,330,250,000
	1201	ACUEDUCTO Y ALCANTARILLADO	4,000,000,000		4,000,000,000
TOTAL PRESUPUESTO SECCION			1,674,654,635,425		1,674,654,635,425

SECCION: 3202

INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	33,625,600,000		33,625,600,000
C.		PRESUPUESTO DE INVERSION	5,500,000,000	6,500,000,000	12,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,340,000,000	6,500,000,000	11,840,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	5,340,000,000	6,500,000,000	11,840,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	160,000,000		160,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	160,000,000		160,000,000
TOTAL PRESUPUESTO SECCION			39,125,600,000	6,500,000,000	45,625,600,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3204			
		FONDO NACIONAL AMBIENTAL			
C.		**PRESUPUESTO DE INVERSION**	**3,840,000,000**	**26,524,000,000**	**30,364,000,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,340,000,000		3,340,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	3,340,000,000		3,340,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000	26,524,000,000	27,024,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	500,000,000	25,843,000,000	26,343,000,000
	901	CONSERVACION		681,000,000	681,000,000
TOTAL PRESUPUESTO SECCION			**3,840,000,000**	**26,524,000,000**	**30,364,000,000**
		SECCION: 3208			
		CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**2,169,000,000**		**2,169,000,000**
TOTAL PRESUPUESTO SECCION			**2,169,000,000**		**2,169,000,000**
		SECCION: 3209			
		CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**3,399,800,000**		**3,399,800,000**
TOTAL PRESUPUESTO SECCION			**3,399,800,000**		**3,399,800,000**
		SECCION: 3210			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA - CORPOURABA			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**2,314,900,000**		**2,314,900,000**
C.		**PRESUPUESTO DE INVERSION**	**470,000,000**		**470,000,000**
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	470,000,000		470,000,000
	902	MANEJO	470,000,000		470,000,000
TOTAL PRESUPUESTO SECCION			**2,784,900,000**		**2,784,900,000**
		SECCION: 3211			
		CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**2,370,200,000**		**2,370,200,000**
TOTAL PRESUPUESTO SECCION			**2,370,200,000**		**2,370,200,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3212

CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO - CODECHOCO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,369,700,000		1,369,700,000
C.		PRESUPUESTO DE INVERSION	570,000,000		570,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	570,000,000		570,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	570,000,000		570,000,000
TOTAL PRESUPUESTO SECCION			1,939,700,000		1,939,700,000

SECCION: 3214

CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,385,200,000		1,385,200,000
TOTAL PRESUPUESTO SECCION			1,385,200,000		1,385,200,000

SECCION: 3215

CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,709,800,000		1,709,800,000
TOTAL PRESUPUESTO SECCION			1,709,800,000		1,709,800,000

SECCION: 3216

CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,658,900,000		1,658,900,000
TOTAL PRESUPUESTO SECCION			1,658,900,000		1,658,900,000

SECCION: 3217

CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,325,500,000		2,325,500,000
TOTAL PRESUPUESTO SECCION			2,325,500,000		2,325,500,000

SECCION: 3218

CORPORACIÓN AUTÓNOMA REGIONAL DE LA GUAJIRA (CORPOGUAJIRA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,542,800,000		2,542,800,000
TOTAL PRESUPUESTO SECCION			2,542,800,000		2,542,800,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3219			
		CORPORACION AUTONOMA REGIONAL DEL CESAR (CORPOCESAR)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,870,200,000		1,870,200,000
		TOTAL PRESUPUESTO SECCION	1,870,200,000		1,870,200,000
		SECCION: 3221			
		CORPORACION AUTONOMA REGIONAL DEL CAUCA (CRC)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,684,000,000		3,684,000,000
		TOTAL PRESUPUESTO SECCION	3,684,000,000		3,684,000,000
		SECCION: 3222			
		CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,401,100,000		2,401,100,000
		TOTAL PRESUPUESTO SECCION	2,401,100,000		2,401,100,000
		SECCION: 3223			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA - CORPOAMAZONIA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,574,600,000		1,574,600,000
C.		PRESUPUESTO DE INVERSION	260,000,000		260,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	260,000,000		260,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	260,000,000		260,000,000
		TOTAL PRESUPUESTO SECCION	1,834,600,000		1,834,600,000
		SECCION: 3224			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA - CDA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,530,100,000		1,530,100,000
C.		PRESUPUESTO DE INVERSION	500,000,000		500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000		500,000,000
	902	MANEJO	500,000,000		500,000,000
		TOTAL PRESUPUESTO SECCION	2,030,100,000		2,030,100,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3226

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA - CORALINA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,500,700,000		1,500,700,000
C.		PRESUPUESTO DE INVERSION	435,000,000		435,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	80,000,000		80,000,000
	902	MANEJO	80,000,000		80,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	90,000,000		90,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	90,000,000		90,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	110,000,000		110,000,000
	902	MANEJO	110,000,000		110,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	155,000,000		155,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
	902	MANEJO	75,000,000		75,000,000
TOTAL PRESUPUESTO SECCION			1,935,700,000		1,935,700,000

SECCION: 3227

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA - CORMACARENA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,649,500,000		1,649,500,000
C.		PRESUPUESTO DE INVERSION	330,000,000		330,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	330,000,000		330,000,000
	901	CONSERVACION	330,000,000		330,000,000
TOTAL PRESUPUESTO SECCION			1,979,500,000		1,979,500,000

SECCION: 3228

CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE - CORPOMOJANA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,490,500,000		1,490,500,000
C.		PRESUPUESTO DE INVERSION	405,000,000		405,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	60,000,000		60,000,000
	901	CONSERVACION	60,000,000		60,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	115,000,000		115,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	115,000,000		115,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	230,000,000		230,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	120,000,000		120,000,000
	902	MANEJO	110,000,000		110,000,000
TOTAL PRESUPUESTO SECCION			1,895,500,000		1,895,500,000

SECCION: 3229

CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)

		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,374,300,000		1,374,300,000
TOTAL PRESUPUESTO SECCION			1,374,300,000		1,374,300,000

SECCION: 3230

CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)

		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,577,400,000		1,577,400,000
C.		PRESUPUESTO DE INVERSION	400,000,000		400,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	200,000,000		200,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	200,000,000		200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	200,000,000		200,000,000
	902	MANEJO	200,000,000		200,000,000
TOTAL PRESUPUESTO SECCION			1,977,400,000		1,977,400,000

SECCION: 3231

CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)

		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,410,100,000		1,410,100,000
TOTAL PRESUPUESTO SECCION			1,410,100,000		1,410,100,000

SECCION: 3232

CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)

		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,612,600,000		1,612,600,000
TOTAL PRESUPUESTO SECCION			1,612,600,000		1,612,600,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3233

CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,427,900,000		1,427,900,000
TOTAL PRESUPUESTO SECCION	1,427,900,000		1,427,900,000

SECCION: 3234

CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,384,600,000		1,384,600,000
TOTAL PRESUPUESTO SECCION	1,384,600,000		1,384,600,000

SECCION: 3235

CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,537,000,000		1,537,000,000
TOTAL PRESUPUESTO SECCION	1,537,000,000		1,537,000,000

SECCION: 3236

CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,490,300,000		1,490,300,000
TOTAL PRESUPUESTO SECCION	1,490,300,000		1,490,300,000

SECCION: 3237

CORPORACION AUTONOMA REGIONAL DEL GUAVIO CORPOGUAVIO

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	588,900,000		588,900,000
TOTAL PRESUPUESTO SECCION	588,900,000		588,900,000

SECCION: 3238

CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE CARDIQUE

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,604,400,000		1,604,400,000
TOTAL PRESUPUESTO SECCION	1,604,400,000		1,604,400,000

SECCION: 3239

CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,697,000,000		1,697,000,000
C.		PRESUPUESTO DE INVERSION	460,000,000		460,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	90,000,000		90,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1202	MANEJO Y CONTROL DE RESIDUOS SOLIDOS Y LIQUIDOS	90,000,000		90,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	370,000,000		370,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	120,000,000		120,000,000
	902	MANEJO	250,000,000		250,000,000
TOTAL PRESUPUESTO SECCION			2,157,000,000		2,157,000,000

SECCION: 3241

FONDO NACIONAL DE VIVIENDA - FONVIVIENDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	55,900,000		55,900,000
C.		PRESUPUESTO DE INVERSION	927,000,000,000		927,000,000,000
620		SUBSIDIOS DIRECTOS	927,000,000,000		927,000,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	927,000,000,000		927,000,000,000
TOTAL PRESUPUESTO SECCION			927,055,900,000		927,055,900,000

SECCION: 3301

MINISTERIO DE CULTURA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	106,554,827,897		106,554,827,897
C.		PRESUPUESTO DE INVERSION	87,613,000,000		87,613,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,800,000,000		7,800,000,000
	709	ARTE Y CULTURA	7,800,000,000		7,800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	21,950,000,000		21,950,000,000
	709	ARTE Y CULTURA	1,450,000,000		1,450,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	20,500,000,000		20,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	16,150,000,000		16,150,000,000
	709	ARTE Y CULTURA	16,150,000,000		16,150,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	26,413,000,000		26,413,000,000
	709	ARTE Y CULTURA	5,400,000,000		5,400,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	21,013,000,000		21,013,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,800,000,000		3,800,000,000
	709	ARTE Y CULTURA	3,800,000,000		3,800,000,000
620		SUBSIDIOS DIRECTOS	2,500,000,000		2,500,000,000
	709	ARTE Y CULTURA	2,500,000,000		2,500,000,000
650		CAPITALIZACION	9,000,000,000		9,000,000,000
	709	ARTE Y CULTURA	9,000,000,000		9,000,000,000
TOTAL PRESUPUESTO SECCION			194,167,827,897		194,167,827,897

SECCION: 3304

ARCHIVO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,757,598,761	1,994,412,064	5,752,010,825
C.		PRESUPUESTO DE INVERSION	1,693,000,000	7,877,267,943	9,570,267,943
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000	200,000,000	250,000,000
	709	ARTE Y CULTURA	50,000,000	200,000,000	250,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	450,000,000	150,000,000	600,000,000
	709	ARTE Y CULTURA	450,000,000	150,000,000	600,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	93,000,000		93,000,000
	709	ARTE Y CULTURA	93,000,000		93,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,000,000,000	7,527,267,943	8,527,267,943
	709	ARTE Y CULTURA	700,000,000	7,527,267,943	8,227,267,943
	1602	CULTURA	300,000,000		300,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	100,000,000		100,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	100,000,000		100,000,000
TOTAL PRESUPUESTO SECCION			5,450,598,761	9,871,680,007	15,322,278,768

SECCION: 3305

INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,826,968,924	346,256,874	4,173,225,798

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	4,000,000,000	206,000,000	4,206,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,956,000,000	110,000,000	3,066,000,000
	709	ARTE Y CULTURA	2,956,000,000	110,000,000	3,066,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	270,000,000	20,000,000	290,000,000
	709	ARTE Y CULTURA	270,000,000	20,000,000	290,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	235,000,000		235,000,000
	709	ARTE Y CULTURA	235,000,000		235,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	539,000,000	76,000,000	615,000,000
	709	ARTE Y CULTURA	539,000,000	76,000,000	615,000,000
TOTAL PRESUPUESTO SECCION			7,826,968,924	552,256,874	8,379,225,798

SECCION: 3306

INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,069,921,184	3,047,493,502	12,117,414,686
C.		PRESUPUESTO DE INVERSION	133,700,000,000		133,700,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	74,675,000,000		74,675,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	74,675,000,000		74,675,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	120,000,000		120,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	120,000,000		120,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,500,000,000		2,500,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	2,500,000,000		2,500,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,400,000,000		1,400,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	1,400,000,000		1,400,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,800,000,000		2,800,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	2,800,000,000		2,800,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	49,405,000,000		49,405,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	49,405,000,000		49,405,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	300,000,000		300,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	300,000,000		300,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,500,000,000		2,500,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	2,500,000,000		2,500,000,000
TOTAL PRESUPUESTO SECCION			142,769,921,184	3,047,493,502	145,817,414,686

SECCION: 3307

INSTITUTO CARO Y CUERVO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,862,460,181	105,922,728	3,968,382,909
C.		PRESUPUESTO DE INVERSION	3,700,000,000		3,700,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,200,000,000		1,200,000,000
	709	ARTE Y CULTURA	1,200,000,000		1,200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	450,000,000		450,000,000
	709	ARTE Y CULTURA	450,000,000		450,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,000,000,000		2,000,000,000
	709	ARTE Y CULTURA	2,000,000,000		2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,000,000		50,000,000
	709	ARTE Y CULTURA	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			7,562,460,181	105,922,728	7,668,382,909

SECCION: 3401

AUDITORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	13,676,202,350		13,676,202,350
C.		PRESUPUESTO DE INVERSION	2,874,000,000		2,874,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	660,000,000		660,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	660,000,000		660,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,600,000,000		1,600,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	1,600,000,000		1,600,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	464,000,000		464,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	464,000,000		464,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	150,000,000		150,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	150,000,000		150,000,000
TOTAL PRESUPUESTO SECCION			16,550,202,350		16,550,202,350

SECCION: 3501

MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	244,332,600,000		244,332,600,000
C.		PRESUPUESTO DE INVERSION	145,889,950,736		145,889,950,736
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,161,000,000		1,161,000,000
	205	COMERCIO EXTERNO	1,161,000,000		1,161,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	6,401,480,000		6,401,480,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	432,160,000		432,160,000
	202	PEQUENA Y MEDIANA INDUSTRIA	73,000,000		73,000,000
	204	COMERCIO INTERNO	96,360,000		96,360,000
	205	COMERCIO EXTERNO	1,268,960,000		1,268,960,000
	206	TURISMO	4,031,000,000		4,031,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	2,460,000,000		2,460,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	2,460,000,000		2,460,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	3,000,000,000		3,000,000,000
	206	TURISMO	3,000,000,000		3,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	10,500,000,000		10,500,000,000
	205	COMERCIO EXTERNO	10,500,000,000		10,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	115,122,926,262		115,122,926,262
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	29,400,000,000		29,400,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	31,894,273,687		31,894,273,687
	206	TURISMO	53,828,652,575		53,828,652,575
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	100,000,000		100,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	100,000,000		100,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	7,142,589,166		7,142,589,166
	202	PEQUENA Y MEDIANA INDUSTRIA	4,371,401,570		4,371,401,570
	205	COMERCIO EXTERNO	2,771,187,596		2,771,187,596
610		CREDITOS	1,955,308		1,955,308
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	1,955,308		1,955,308
TOTAL PRESUPUESTO SECCION			390,222,550,736		390,222,550,736

SECCION: 3502

SUPERINTENDENCIA DE SOCIEDADES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		65,037,700,000	65,037,700,000
C.		PRESUPUESTO DE INVERSION		7,865,100,000	7,865,100,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,450,000,000	3,450,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		3,450,000,000	3,450,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		2,750,000,000	2,750,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,750,000,000	2,750,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		415,100,000	415,100,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		415,100,000	415,100,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,250,000,000	1,250,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		1,250,000,000	1,250,000,000
TOTAL PRESUPUESTO SECCION				72,902,800,000	72,902,800,000

SECCION: 3503

SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,500,000,000	36,085,200,000	38,585,200,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	5,535,200,000	9,964,800,000	15,500,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,258,000,000	1,258,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		1,258,000,000	1,258,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,542,000,000	6,700,000,000	11,242,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	4,542,000,000	6,700,000,000	11,242,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	993,200,000	2,006,800,000	3,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	993,200,000	2,006,800,000	3,000,000,000
TOTAL PRESUPUESTO SECCION			8,035,200,000	46,050,000,000	54,085,200,000

SECCION: 3504

UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		4,120,000,000	4,120,000,000
C.		PRESUPUESTO DE INVERSION		3,100,000,000	3,100,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		100,000,000	100,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		100,000,000	100,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		3,000,000,000	3,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		3,000,000,000	3,000,000,000
TOTAL PRESUPUESTO SECCION				7,220,000,000	7,220,000,000

SECCION: 3601

MINISTERIO DE LA PROTECCION SOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	21,281,636,723,098		21,281,636,723,098
C.		PRESUPUESTO DE INVERSION	3,276,203,194,900		3,276,203,194,900
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	9,792,642,138		9,792,642,138
	303	SERVICIOS ESPECIALIZADOS DE SALUD	9,792,642,138		9,792,642,138
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	4,172,000,000		4,172,000,000
	300	INTERSUBSECTORIAL SALUD	1,250,000,000		1,250,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	2,922,000,000		2,922,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	27,750,000,000		27,750,000,000
	300	INTERSUBSECTORIAL SALUD	19,400,000,000		19,400,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL	700,000,000		700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	600,000,000		600,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	7,050,000,000		7,050,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	313,611,515,000		313,611,515,000
	300	INTERSUBSECTORIAL SALUD	8,100,000,000		8,100,000,000
	301	PREVENCION EN SALUD	305,511,515,000		305,511,515,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	19,754,000,000		19,754,000,000
	300	INTERSUBSECTORIAL SALUD	2,433,000,000		2,433,000,000
	303	SERVICIOS ESPECIALIZADOS DE SALUD	17,321,000,000		17,321,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	10,500,000,000		10,500,000,000
	300	INTERSUBSECTORIAL SALUD	10,500,000,000		10,500,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,559,000,000		3,559,000,000
	300	INTERSUBSECTORIAL SALUD	250,000,000		250,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,351,000,000		1,351,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	1,958,000,000		1,958,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,100,000,000		3,100,000,000
	301	PREVENCION EN SALUD	200,000,000		200,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	2,900,000,000		2,900,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,600,000,000		1,600,000,000
	300	INTERSUBSECTORIAL SALUD	400,000,000		400,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,200,000,000		1,200,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,370,000,000		1,370,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,370,000,000		1,370,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
620		SUBSIDIOS DIRECTOS	787,272,788,835		787,272,788,835
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	196,000,000,000		196,000,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	591,272,788,835		591,272,788,835
630		TRANSFERENCIAS	2,093,721,248,927		2,093,721,248,927
	304	SERVICIOS INTEGRALES DE SALUD	2,093,721,248,927		2,093,721,248,927
TOTAL PRESUPUESTO SECCION			24,557,839,917,998		24,557,839,917,998

SECCION: 3602

SERVICIO NACIONAL DE APRENDIZAJE (SENA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		61,952,800,000	61,952,800,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA		190,400,000	190,400,000
C.		PRESUPUESTO DE INVERSION		2,016,035,169,531	2,016,035,169,531
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		41,200,000,000	41,200,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		41,200,000,000	41,200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		20,600,000,000	20,600,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		20,600,000,000	20,600,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,391,406,569,531	1,391,406,569,531
	704	CAPACITACION TECNICA NO PROFESIONAL		1,391,406,569,531	1,391,406,569,531
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		93,009,000,000	93,009,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		93,009,000,000	93,009,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		320,619,000,000	320,619,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		320,619,000,000	320,619,000,000
610		CREDITOS		49,208,300,000	49,208,300,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		49,208,300,000	49,208,300,000
620		SUBSIDIOS DIRECTOS		99,992,300,000	99,992,300,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		99,992,300,000	99,992,300,000
TOTAL PRESUPUESTO SECCION				2,078,178,369,531	2,078,178,369,531

SECCION: 3603

FONDO DE PREVISION SOCIAL DEL CONGRESO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	231,679,763,000	49,023,009,000	280,702,772,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION		600,000,000	600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		600.000,000	600.000,000
	1301	REGLAMENTACION DEL TRABAJO		600,000,000	600,000,000
TOTAL PRESUPUESTO SECCION			231,679,763,000	49,623,009,000	281,302,772,000

SECCION: 3605

FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	321,829,200,000	88,037,700,000	409,866,900,000
TOTAL PRESUPUESTO SECCION			321,829,200,000	88,037,700,000	409,866,900,000

SECCION: 3606

INSTITUTO NACIONAL DE SALUD (INS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	16,734,300,000	1,827,000,252	18,561,300,252
C.		PRESUPUESTO DE INVERSION	26,699,065,693	1,142,437,748	27,841,503,441
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,013,734,223		1,013,734,223
	300	INTERSUBSECTORIAL SALUD	1,013,734,223		1,013,734,223
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	864,956,098	540,699,655	1,405,655,753
	300	INTERSUBSECTORIAL SALUD	864,956,098	540,699,655	1,405,655,753
221		ADQUISICIÓN Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,565,489,632	236,948,966	1,802,438,598
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	1,565,489,632	236,948,966	1,802,438,598
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	9,227,782,341	99,205,897	9,326,988,238
	301	PREVENCION EN SALUD	9,227,782,341	99,205,897	9,326,988,238
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,377,371,801	166,377,333	2,543,749,134
	300	INTERSUBSECTORIAL SALUD	2,377,371,801	166,377,333	2,543,749,134
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	11,649,731,598	99,205,897	11,748,937,495
	300	INTERSUBSECTORIAL SALUD	11,649,731,598	99,205,897	11,748,937,495
TOTAL PRESUPUESTO SECCION			43,433,365,693	2,969,438,000	46,402,803,693

SECCION: 3607

INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		254,967,033,500	254,967,033,500

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	40,362,110,000	2,673,639,376,508	2,714,001,486,508
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,000,000,000		10,000,000,000
	801	REHABILITACION DE MENORES	10,000,000,000		10,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		107,134,000,000	107,134,000,000
	300	INTERSUBSECTORIAL SALUD		107,134,000,000	107,134,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		38,032,030,328	38,032,030,328
	300	INTERSUBSECTORIAL SALUD		38,032,030,328	38,032,030,328
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,995,110,000	48,079,000,000	50,074,110,000
	300	INTERSUBSECTORIAL SALUD	1,995,110,000	48,079,000,000	50,074,110,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	28,367,000,000	2,469,410,946,180	2,497,777,946,180
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	28,367,000,000	2,469,410,946,180	2,497,777,946,180
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		6,213,400,000	6,213,400,000
	300	INTERSUBSECTORIAL SALUD		6,213,400,000	6,213,400,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,770,000,000	4,770,000,000
	300	INTERSUBSECTORIAL SALUD		4,770,000,000	4,770,000,000
TOTAL PRESUPUESTO SECCION			40,362,110,000	2,928,606,410,008	2,968,968,520,008

SECCION: 3608

SUPERINTENDENCIA NACIONAL DE SALUD

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,500,000,000	35,144,600,000	36,644,600,000
C.		PRESUPUESTO DE INVERSION	2,629,590,000	4,429,000,000	7,058,590,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	2,629,590,000	4,429,000,000	7,058,590,000
	300	INTERSUBSECTORIAL SALUD	2,629,590,000	4,429,000,000	7,058,590,000
TOTAL PRESUPUESTO SECCION			4,129,590,000	39,573,600,000	43,703,190,000

SECCION: 3609

INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		49,385,755,000	49,385,755,000
C.		PRESUPUESTO DE INVERSION		26,228,868,797	26,228,868,797
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,100,868,797	2,100,868,797

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	300	INTERSUBSECTORIAL SALUD		2,100,868,797	2,100,868,797
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		5,565,000,000	5,565,000,000
	300	INTERSUBSECTORIAL SALUD		5,565,000,000	5,565,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,733,000,000	1,733,000,000
	300	INTERSUBSECTORIAL SALUD		1,733,000,000	1,733,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		495,000,000	495,000,000
	300	INTERSUBSECTORIAL SALUD		495,000,000	495,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		6,915,000,000	6,915,000,000
	301	PREVENCION EN SALUD		6,915,000,000	6,915,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		9,420,000,000	9,420,000,000
	301	PREVENCION EN SALUD		9,420,000,000	9,420,000,000
TOTAL PRESUPUESTO SECCION				75,614,623,797	75,614,623,797

SECCION: 3610

UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION EN SALUD - CRES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		9,671,596,000	9,671,596,000
C.		PRESUPUESTO DE INVERSION		6,000,000,000	6,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		4,200,000,000	4,200,000,000
	300	INTERSUBSECTORIAL SALUD		4,200,000,000	4,200,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,800,000,000	1,800,000,000
	300	INTERSUBSECTORIAL SALUD		1,800,000,000	1,800,000,000
TOTAL PRESUPUESTO SECCION				15,671,596,000	15,671,596,000

SECCION: 3701

MINISTERIO DEL INTERIOR Y DE JUSTICIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	365,905,677,601		365,905,677,601
C.		PRESUPUESTO DE INVERSION	95,128,538,226		95,128,538,226
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	27,000,000,000		27,000,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	27,000,000,000		27,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,379,500,000		1,379,500,000
	1000	INTERSUBSECTORIAL GOBIERNO	170,000,000		170,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	1,209,500,000		1,209,500,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,365,084,880		1,365,084,880
	800	INTERSUBSECTORIAL JUSTICIA	1,365,084,880		1,365,084,880
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	8,960,000,000		8,960,000,000
	800	INTERSUBSECTORIAL JUSTICIA	6,400,000,000		6,400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,460,000,000		2,460,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	100,000,000		100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	325,000,000		325,000,000
	800	INTERSUBSECTORIAL JUSTICIA	210,000,000		210,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	115,000,000		115,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,884,756,440		1,884,756,440
	1000	INTERSUBSECTORIAL GOBIERNO	1,884,756,440		1,884,756,440
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	52,786,877,506		52,786,877,506
	101	DEFENSA Y SEGURIDAD INTERNA	30,217,000,000		30,217,000,000
	800	INTERSUBSECTORIAL JUSTICIA	21,969,877,506		21,969,877,506
	1000	INTERSUBSECTORIAL GOBIERNO	600,000,000		600,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,427,319,400		1,427,319,400
	1000	INTERSUBSECTORIAL GOBIERNO	1,427,319,400		1,427,319,400
TOTAL PRESUPUESTO SECCION			461,034,215,827		461,034,215,827

SECCION: 3702

FONDO PARA LA PARTICIPACION Y EL FORTALECIMIENTO DE LA DEMOCRACIA

	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,539,752,008		1,539,752,008
TOTAL PRESUPUESTO SECCION	1,539,752,008		1,539,752,008

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3703			
		DIRECCION NACIONAL DEL DERECHO DE AUTOR			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**2,454,268,048**		**2,454,268,048**
TOTAL PRESUPUESTO SECCION			**2,454,268,048**		**2,454,268,048**
		SECCION: 3704			
		CORPORACION NACIONAL PARA LA RECONSTRUCCION DE LA CUENCA DEL RIO PAEZ Y ZONAS ALEDANAS NASA KI WE			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**2,255,650,165**		**2,255,650,165**
C.		**PRESUPUESTO DE INVERSION**	**5,800,000,000**		**5,800,000,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,800,000,000		5,800,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	5,800,000,000		5,800,000,000
TOTAL PRESUPUESTO SECCION			**8,055,650,165**		**8,055,650,165**
		SECCION: 3705			
		SUPERINTENDENCIA DE NOTARIADO Y REGISTRO			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**		**468,253,593,000**	**468,253,593,000**
C.		**PRESUPUESTO DE INVERSION**		**215,944,580,000**	**215,944,580,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		11,577,000,000	11,577,000,000
	800	INTERSUBSECTORIAL JUSTICIA		11,577,000,000	11,577,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		9,845,653,267	9,845,653,267
	800	INTERSUBSECTORIAL JUSTICIA		9,845,653,267	9,845,653,267
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		64,661,346,733	64,661,346,733
	800	INTERSUBSECTORIAL JUSTICIA		64,661,346,733	64,661,346,733
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		11,823,000,000	11,823,000,000
	800	INTERSUBSECTORIAL JUSTICIA		11,823,000,000	11,823,000,000
630		TRANSFERENCIAS		118,037,580,000	118,037,580,000
	803	ADMINISTRACION DE JUSTICIA		118,037,580,000	118,037,580,000
TOTAL PRESUPUESTO SECCION				**684,198,173,000**	**684,198,173,000**
		SECCION: 3706			
		INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**982,575,801,485**	**88,300,470,025**	**1,070,876,271,510**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	17,000,000,000		17,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	9,996,200,420		9,996,200,420
	802	SISTEMA PENITENCIARIO Y CARCELARIO	9,996,200,420		9,996,200,420
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,332,000,000		4,332,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	4,332,000,000		4,332,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,000,000,000		2,000,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	2,000,000,000		2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	271,799,580		271,799,580
	802	SISTEMA PENITENCIARIO Y CARCELARIO	271,799,580		271,799,580
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	400,000,000		400,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	400,000,000		400,000,000
TOTAL PRESUPUESTO SECCION			999,575,801,485	88,300,470,025	1,087,876,271,510

SECCION: 3707

DIRECCION NACIONAL DE ESTUPEFACIENTES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,801,716,602	60,928,945,797	62,730,662,399
C.		PRESUPUESTO DE INVERSION	530,000,000	43,837,293,425	44,367,293,425
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	93,008,357		93,008,357
	800	INTERSUBSECTORIAL JUSTICIA	93,008,357		93,008,357
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	436,991,643		436,991,643
	800	INTERSUBSECTORIAL JUSTICIA	436,991,643		436,991,643
630		TRANSFERENCIAS		43,837,293,425	43,837,293,425
	1000	INTERSUBSECTORIAL GOBIERNO		43,837,293,425	43,837,293,425
TOTAL PRESUPUESTO SECCION			2,331,716,602	104,766,239,222	107,097,955,824

SECCION: 3801

COMISION NACIONAL DEL SERVICIO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,108,000,000	22,204,137,000	26,312,137,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	500,000,000	22,000,000,000	22,500,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	500,000,000	4,000,000,000	4,500,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	500,000,000	4,000,000,000	4,500,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		18,000,000,000	18,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		18,000,000,000	18,000,000,000
TOTAL PRESUPUESTO SECCION			4,608,000,000	44,204,137,000	48,812,137,000

SECCION: 3901

DEPARTAMENTO ADMINISTRATIVO DE LA CIENCIA, TECNOLOGIA E INNOVACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	10,479,912,615		10,479,912,615
C.		PRESUPUESTO DE INVERSION	282,811,923,682		282,811,923,682
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	200,000,000		200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	200,000,000		200,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	136,823,096,020		136,823,096,020
	1000	INTERSUBSECTORIAL GOBIERNO	136,823,096,020		136,823,096,020
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	6,494,357,400		6,494,357,400
	1000	INTERSUBSECTORIAL GOBIERNO	6,494,357,400		6,494,357,400
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	20,054,546,441		20,054,546,441
	1000	INTERSUBSECTORIAL GOBIERNO	20,054,546,441		20,054,546,441
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,414,923,821		1,414,923,821
	1000	INTERSUBSECTORIAL GOBIERNO	1,414,923,821		1,414,923,821
630		TRANSFERENCIAS	117,825,000,000		117,825,000,000
	300	INTERSUBSECTORIAL SALUD	47,825,000,000		47,825,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	70,000,000,000		70,000,000,000
TOTAL PRESUPUESTO SECCION			293,291,836,297		293,291,836,297
TOTAL PRESUPUESTO NACIONAL			134,694,386,838,386	12,560,865,710,800	147,255,252,549,186

TERCERA PARTE
DISPOSICIONES GENERALES

ARTÍCULO 4o. Las disposiciones generales de la presente ley son complementarias de las Leyes 38 de 1989, 179 de 1994, 225 de 1995 y 819 de 2003, Orgánicas del Presupuesto, y deben aplicarse en armonía con estas.

Estas normas rigen para los órganos que conforman el Presupuesto General de la Nación, y para los recursos de la Nación asignados a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta con el régimen de aquellas.

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la presente Ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPITULO I
DE LAS RENTAS Y RECURSOS

ARTÍCULO 5o. La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público informará a los diferentes órganos las fechas de perfeccionamiento y desembolso de los recursos del crédito interno y externo de la Nación. Los establecimientos públicos del orden nacional reportarán a la referida Dirección el monto y las fechas de los recursos de crédito externo e interno contratados directamente.

La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público conceptuará previamente sobre las solicitudes de modificación a fuentes de financiación cuando se trate de recursos de crédito de las diferentes apropiaciones que se detallen en el anexo del decreto de liquidación, siempre y cuando no modifiquen los montos aprobados por el Congreso de la República en la ley anual.

ARTÍCULO 6o. El Gobierno Nacional a través de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público podrá realizar sustituciones en su portafolio de inversiones con entidades descentralizadas, sin efectuar operación presupuestal alguna, de conformidad con las normas legales vigentes.

ARTÍCULO 7o. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, por quienes estén encargados de su recaudo.

Las Superintendencias que no sean una sección presupuestal deben consignar mensualmente, en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, el valor total de las contribuciones establecidas en la ley.

ARTÍCULO 8o. El Ministro de Hacienda y Crédito Público fijará los criterios técnicos y las condiciones para el manejo de los excedentes de liquidez del Tesoro Nacional acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

ARTÍCULO 9o. El Gobierno Nacional podrá emitir títulos de Tesorería, TES, Clase "B", con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería; sus rendimientos se atenderán con cargo al Presupuesto General de la Nación; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería cuyo monto de emisión se fijará en el decreto que las autorice; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del decreto que la autorice y fije sus condiciones financieras; su emisión no afectará el cupo de endeudamiento y estará limitada, para las destinadas a financiar las apropiaciones presupuestales por el monto de estas.

ARTÍCULO 10o. Los rendimientos financieros originados con recursos de la Nación, incluidos los negocios fiduciarios, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público en el mes siguiente de su recaudo, con excepción de aquellos originados por patrimonios autónomos que se hayan constituido por expresa autorización de la ley.

ARTÍCULO 11o. Facúltase a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público para que con los excedentes de liquidez en moneda nacional y extranjera de los fondos que administre, realice las siguientes operaciones: compra y venta de títulos valores emitidos por la Nación, el Banco de la República, Fondo de Garantías de Instituciones Financieras, Fogafin, entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia y otros gobiernos y tesorerías; compra de deuda de la Nación; compras con pacto de retroventa con entidades públicas y con entidades financieras sujetas al control y vigilancia de la Superintendencia Financiera de Colombia, dentro de los cupos que autorice el Ministro de Hacienda y Crédito Público; depósitos remunerados e inversiones financieras en entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia; depósitos a término y compras de títulos emitidos por entidades bancarias y financieras del exterior; operaciones de cubrimiento de riesgos; y las demás que autorice el Gobierno Nacional; así mismo, préstamos transitorios a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, reconociendo tasa de mercado durante el periodo de utilización, evento que no implica unidad de caja; y préstamos de títulos valores a la citada Dirección a tasas de mercado.

PARÁGRAFO. Lo anterior aplica cuando, de acuerdo con las disposiciones legales, la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público no pueda hacer unidad de caja con los recursos de los fondos que administre.

CAPITULO II
DE LOS GASTOS

ARTÍCULO 12o. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos iniciales, se atenderán las obligaciones derivadas de estos compromisos, tales como los costos imprevistos, ajustes y revisión de valores e intereses moratorios, gravámenes a los movimientos financieros y gastos de nacionalización.

ARTÍCULO 13o. Prohíbese tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

ARTÍCULO 14o. Para proveer empleos vacantes se requerirá el certificado de disponibilidad presupuestal por la vigencia fiscal de 2011. Por medio de este, el jefe de presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1o de enero al 31 de diciembre de 2011, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal por lo que resta del año fiscal.

Cuando se trate de concursos o procesos de selección para proveer empleos de carrera administrativa, a través de la oferta pública de empleos, antes de adelantar el trámite administrativo ante la Comisión Nacional del Servicio Civil, además de cumplir con lo previsto en el inciso anterior, el órgano correspondiente deberá obtener viabilidad presupuestal de la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales y tener previstos sus emolumentos de conformidad con el artículo 122 de la Constitución Política.

Previo al reconocimiento de la prima técnica se expedirá el certificado de disponibilidad presupuestal. Por medio de este se deberá garantizar la existencia de recursos del 1o de enero al 31 de diciembre de 2011.

La vinculación de supernumerarios, por períodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

ARTÍCULO 15o. La solicitud de modificación a las plantas de personal requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional, los siguientes requisitos:

1. Exposición de motivos.
2. Costos comparativos de las plantas vigente y propuesta.
3. Efectos sobre los gastos generales.
4. Concepto del Departamento Nacional de Planeación si se afectan los gastos de inversión.
5. Y los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido concepto o viabilidad presupuestal del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional.

ARTÍCULO 16o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Los programas de capacitación podrán comprender matrículas de los funcionarios, que se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992, modificado por el artículo 2o de la Ley 1012 de 2006. Su otorgamiento se hará en virtud de la reglamentación interna del órgano respectivo.

ARTÍCULO 17o. La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público será la competente para expedir la resolución que regirá la constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de empresas industriales y comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación.

ARTÍCULO 18o. La adquisición de los bienes que necesiten los órganos que hacen parte del Presupuesto General de la Nación para su funcionamiento y organización requiere de un plan de compras. Este plan deberá aprobarse por cada órgano acorde con las apropiaciones autorizadas en el Presupuesto General de la Nación y se modificará cuando las apropiaciones que la respaldan sean modificadas o aplazadas.

La adquisición de bienes con cargo al presupuesto de inversión deberá cumplir con las normas vigentes sobre la materia, y tratándose de adquisición de vehículos requerirá del concepto previo favorable del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 19o. Se podrán hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación, mediante resolución suscrita por el jefe del respectivo órgano.

En el caso de los establecimientos públicos del orden nacional, estas distribuciones se harán por resolución o acuerdo de las juntas o consejos directivos. Si no existen juntas o consejos directivos, lo hará el representante legal de estos.

Las operaciones presupuestales contenidas en los mencionados actos administrativos, se someterán a aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, y tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación- Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorporar las del órgano receptor. La ejecución presupuestal de estas deberá iniciarse en la misma vigencia de la distribución; en caso de requerirse se abrirán subordinales y subproyectos.

El jefe del órgano o en quien este haya delegado la ordenación del gasto podrá efectuar a nivel del decreto de liquidación asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas asignaciones para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional ni del previo concepto favorable por parte del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas tratándose de gastos de inversión.

ARTÍCULO 20o. Los órganos de que trata el artículo 4o de la presente ley podrán pactar anticipos únicamente cuando cuenten con Programa Anual Mensualizado de Caja, PAC, aprobado.

ARTÍCULO 21o. El Gobierno Nacional en el decreto de liquidación clasificará los ingresos y gastos y definirá estos últimos.

Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público hará mediante resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá el concepto previo favorable del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 22o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, de oficio o a petición del jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2011.

Cuando se trate de aclaraciones y correcciones de leyenda del presupuesto de gastos de inversión, se requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 23o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional podrá abstenerse de adelantar los trámites de cualquier operación presupuestal de las entidades de que trata el artículo 4o de la presente ley que incumplan los objetivos y metas trazados en el Marco Fiscal de Mediano Plazo, en el Plan Financiero, en la Programación Macroeconómica del Gobierno Nacional y en el Programa Anual de Caja.

El Departamento Nacional de Planeación podrá abstenerse de adelantar el trámite de conceptos requeridos para las operaciones presupuestales a que hace referencia el inciso anterior, siempre que las entidades correspondientes incumplan con las obligaciones establecidas en el artículo 9º de la Ley 1151 de 2007 que impidan dar cumplimiento a lo establecido en el artículo 77 de la Ley 38 de 1989 modificado por el artículo 40 de la Ley 179 de 1994.

ARTÍCULO 24o. Los órganos de que trata el artículo 4o de la presente ley son los únicos responsables por el registro de su gestión financiera pública en el Sistema Integrado de Información Financiera, SIIF- Nación. Los órganos que actualmente operan fuera de línea con el Sistema Integrado de Información Financiera SIIF –Nación, deberán registrar sus informes de ejecución dentro de los cinco (5) primeros días del mes siguiente.

No se requerirá el envio de informes mensuales a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, salvo en aquellos casos en que ésta en forma expresa los solicite.

En desarrollo del artículo 93 del Estatuto Orgánico del Presupuesto, cuando se presenten errores u omisiones en el diligenciamiento de la información presupuestal en el Sistema Integrado de Información Financiera SIIF-Nación, la Contraloría General de la República y la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público podrán autorizar excepcionalmente su corrección a solicitud del órgano correspondiente, bajo la entera responsabilidad del jefe del órgano respectivo y sin perjuicio de la responsabilidad fiscal, penal o disciplinaria a que haya lugar.

Para tal efecto, el Ministerio de Hacienda y Crédito Público establecerá el procedimiento técnico requerido y seguro de manera que no se altere ni material ni operacionalmente la expedición de documentos oficiales sobre la situación de las finanzas públicas por parte del ejecutivo ni la producción regular y oportuna de los informes que por ley debe presentar la Contraloría General de la República.

ARTÍCULO 25o. Cuando los órganos que hacen parte del Presupuesto General de la Nación celebren contratos entre sí, que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones del jefe del órgano respectivo. En el caso de los establecimientos públicos del orden nacional, las superintendencias y unidades administrativas especiales con personería jurídica, así como las señaladas en el artículo 5° del Estatuto Orgánico del Presupuesto, dichos ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos o el representante legal del órgano, si no existen juntas o consejos directivos.

Los actos administrativos a que se refiere el inciso anterior deberán ser remitidos al Ministerio de Hacienda y Crédito Público – Dirección General del Presupuesto Público Nacional, acompañados del respectivo certificado en que se haga constar que se recaudarán los recursos, expedido por el órgano contratista y su justificación económica, para la aprobación de las operaciones presupuestales en ellos contenidas, requisito sin el cual no podrán ser ejecutados. De conformidad con el artículo 8 de la Ley 819 de 2003, los recursos deberán ser incorporados y ejecutados en la misma vigencia fiscal en la que se lleve a cabo la aprobación.

Cuando en los convenios se pacte pago anticipado y para el cumplimiento de su objeto el órgano contratista requiera contratar con un tercero, sólo podrá solicitarse el giro efectivo de los recursos a la Dirección General de Crédito Público y Tesoro Nacional una vez dicho órgano adquiera el compromiso presupuestal y se encuentren cumplidos los requisitos que hagan exigible su pago a favor del beneficiario final.

Tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

ARTÍCULO 26o. Con el fin de fortalecer la política de prevención, atención integral y reparación a la población desplazada, a más tardar el treinta (30) de junio de 2011, los órganos que hacen parte del Presupuesto General de la Nación cederán al Colector de Activos Públicos del Estado – CISA, mediante convenio interadministrativo y al precio que fije el modelo de valoración del Colector, sus carteras provisionadas y/o castigadas que no tengan naturaleza coactiva, para que éste las gestione bajo sus políticas. Las de naturaleza coactiva, así como las que aún no se encuentren provisionadas, podrán ser entregadas en administración a CISA bajo la comisión y los procedimientos que ésta establezca. Dentro del mismo plazo, los órganos que hacen parte del Presupuesto General de la Nación, transferirán a título gratuito y mediante acto administrativo, los inmuebles de su propiedad que se encuentren saneados y que no requieran para el ejercicio de sus funciones, aunque éstos hagan parte de sus planes de enajenación onerosa, a CISA, para que ésta los comercialice bajo sus políticas.

Las contingencias judiciales, los pleitos pendientes y los pasivos relacionados con las carteras y los inmuebles aquí descritos permanecerán a cargo de las entidades titulares de los mismos.

Lo dispuesto en el presente artículo no será aplicable a los activos de propiedad del Fondo para la Rehabilitación Inversión Social y Lucha contra el Crimen Organizado – FRISCO, ni a aquellos que tengan destinación específica, que pertenezcan a fondos especiales o los que puedan ser utilizados por otra entidad del orden Nacional.

ARTÍCULO 27o. Ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los establecimientos públicos del orden nacional sólo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los organismos financieros internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

Los compromisos que se adquieran en el marco de tratados o convenios internacionales, de los cuales Colombia haga parte y cuya vinculación haya sido aprobada por Ley de la República no requerirán de autorización de vigencias futuras, no obstante se deberá contar con aval fiscal previo por parte del Consejo Superior de Política Fiscal – CONFIS.

ARTÍCULO 28o. Los órganos que conforman el Presupuesto General de la Nación deben reintegrar, dentro del primer trimestre de 2011, a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, y a sus tesorerías cuando correspondan a recursos propios, los recursos de la Nación, incluyendo los de contrapartida, originados en convenios celebrados con organismos internacionales que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de vigencias fiscales anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquellos, con el soporte correspondiente.

ARTÍCULO 29o. Cuando exista apropiación presupuestal en el servicio de la deuda pública podrán efectuarse anticipos en el pago de los contratos de empréstito. Igualmente podrán atenderse con cargo a la vigencia en curso las obligaciones del servicio de la deuda pública correspondiente al mes de enero de 2012.

ARTÍCULO 30o. La representación legal y la ordenación del gasto del servicio de la deuda están a cargo del Ministro de Hacienda y Crédito Público o de quien este delegue, según las disposiciones de la Ley Orgánica del Presupuesto.

ARTÍCULO 31o. Los gastos que sean necesarios para la administración, consecución y servicio de las operaciones de crédito público, las asimiladas a ellas, las propias del manejo de la deuda, las operaciones conexas y las demás relacionadas con los recursos del crédito serán atendidos con cargo a las apropiaciones del servicio de la deuda pública.

De conformidad con el artículo 46 del Estatuto Orgánico del Presupuesto, las pérdidas del Banco de la República se atenderán mediante la emisión de bonos en condiciones de mercado u otros títulos de deuda pública.

La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención.

CAPITULO III
DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

ARTÍCULO 32o. Las reservas presupuestales y las cuentas por pagar de los órganos que conforman el Presupuesto General de la Nación, correspondientes a la vigencia fiscal de 2010, se constituirán a más tardar el 20 de enero de 2011, de acuerdo con los saldos registrados en el Sistema Integrado de

Información Financiera, SIIF - Nación con corte a 31 de diciembre de 2010, así: las reservas presupuestales por la diferencia entre los compromisos y las obligaciones, y las cuentas por pagar por la diferencia entre las obligaciones y los pagos.

PARÁGRAFO. Con el fin de que los órganos que conforman el Presupuesto General de la Nación hagan los ajustes a que haya lugar para la constitución de las reservas presupuestales y de las cuentas por pagar, el Sistema Integrado de Información Financiera SIIF Nación tendrá un período de transición comprendido entre el 1 y el 20 de enero de 2011, de forma que puedan obtener del sistema la información requerida para tal fin. En todo caso, en concordancia con los artículos 14 y 71 del Estatuto Orgánico del Presupuesto, en este periodo no se podrán asumir compromisos con cargo a las apropiaciones de la vigencia anterior.

ARTÍCULO 33o. Constituidas las cuentas por pagar y las reservas presupuestales de la vigencia fiscal de 2010, los dineros sobrantes serán reintegrados a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

Las cuentas por pagar y las reservas presupuestales correspondientes a la vigencia fiscal de 2010, que no se hayan ejecutado a 31 de diciembre de 2011, expiran sin excepción. En consecuencia, los respectivos recursos deben reintegrarse a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

Los recursos incorporados en el Presupuesto General de la Nación con destino a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta con el régimen de aquellas, que no hayan sido comprometidos o ejecutados a 31 de diciembre de 2011, deben ser reintegrados por estas a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

PARÁGRAFO. Los reintegros de que trata el inciso primero del presente artículo deben realizarse por el ordenador del gasto y el funcionario de manejo del respectivo órgano, a más tardar el 28 de enero de 2011. Los mismos funcionarios deben reintegrar los recursos a que se refieren los incisos 2o y 3o, a más tardar el 12 de enero de 2012.

CAPITULO IV
DE LAS VIGENCIAS FUTURAS

ARTÍCULO 34o. Las autorizaciones otorgadas por el Consejo Superior de Política Fiscal, CONFIS o quien este delegue para la asunción de obligaciones que afecten presupuestos de vigencias futuras deberán respetar, en todo momento, las condiciones sobre las cuales se otorgó.

Las entidades u órganos que requieran modificar el plazo y/o los cupos anuales de vigencias futuras autorizados por el Consejo Superior de Política Fiscal, CONFIS o quien este delegue requerirán, de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente, de la reprogramación de las vigencias futuras en donde se especifique el nuevo plazo y/o cupos anuales autorizados.

Cuando con posterioridad al otorgamiento de una autorización de vigencias futuras, la entidad u órgano requiera la modificación del objeto u objetos o el monto de la contraprestación a su cargo, será necesario adelantar ante el Consejo Superior de Política Fiscal, CONFIS o su delegado la solicitud de una nueva autorización de vigencias futuras que ampare las modificaciones o adiciones requeridas de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente.

PARÁGRAFO 1. Las modificaciones al monto de la contraprestación a cargo de la entidad solicitante, que tengan origen exclusivamente en los ajustes financieros del monto y que no se encuentren asociados a la provisión de bienes o servicios adicionales a los previstos inicialmente, se tramitarán como una reprogramación de vigencias futuras.

PARÁGRAFO 2. Lo anterior sin perjuicio de que en caso de tratarse de nuevas vigencias futuras, se deberá contar con el aval fiscal del Consejo Superior de Política Fiscal, CONFIS y declaratoria de importancia estratégica por parte del Consejo Nacional de Política Económica y Social, CONPES, en los casos en que las normas legales lo exijan.

ARTÍCULO 35o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización caducan, salvo en los casos previstos en el inciso 2o del artículo 8o de la Ley 819 de 2003.

Cuando no fuere posible adelantar en la vigencia fiscal correspondiente los ajustes presupuestales, a que se refiere el inciso 2° del artículo 8 de la Ley 819 de 2003, se requerirá de la reprogramación de los cupos anuales autorizados por parte de la autoridad que expidió la autorización inicial, con el fin de dar continuidad al proceso de selección del contratista.

ARTÍCULO 36o. Las solicitudes para comprometer recursos de la Nación, que afecten vigencias fiscales futuras de las empresas industriales y comerciales del Estado o sociedades de economía mixta con régimen de aquellas, deben tramitarse a través de los órganos que conforman el Presupuesto General de la Nación a los cuales estén vinculadas.

CAPITULO V
DISPOSICIONES VARIAS

ARTÍCULO 37o. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las entidades territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo. Para este efecto, solicitará a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público la constancia sobre la naturaleza de estos recursos. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares y el origen de los recursos que fueron embargados.

Dicha constancia de inembargabilidad se refiere a recursos y no a cuentas bancarias, y le corresponde al servidor público solicitante, en los casos en que la autoridad judicial lo requiera, tramitar, ante la entidad responsable del giro de los recursos objeto de medida cautelar, la correspondiente certificación sobre cuentas bancarias.

ARTÍCULO 38o. Las sentencias, conciliaciones y cesantías parciales serán incorporadas al presupuesto de acuerdo con la disponibilidad de recursos, de conformidad con el artículo 39 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 39o. Los órganos a que se refiere el artículo 4o de la presente ley pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado. Para pagarlos, en primera instancia se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los establecimientos públicos deben atender las providencias que se profieran en su contra, en primer lugar con recursos propios realizando previamente las operaciones presupuestales a que haya lugar.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones, se podrán pagar todos los gastos originados en los tribunales de arbitramento, así como las cauciones o garantías bancarias o de compañía de seguros que se requieran en procesos judiciales.

ARTÍCULO 40o. La Fiscalía General de la Nación, la Policía Nacional, el Ejército Nacional, la Armada Nacional, la Fuerza Aérea y el Departamento Administrativo de Seguridad, DAS, deben cubrir con cargo a sus respectivos presupuestos, los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal, GAULA, a que se refiere la Ley 282 de 1996.

PARÁGRAFO. El Departamento Administrativo de Seguridad, DAS, o la Policía Nacional deberán cubrir, con cargo al rubro de viáticos y gastos de viaje de sus respectivos presupuestos, los gastos causados por los funcionarios que hayan sido asignados al Congreso de la República para prestar los servicios de protección y seguridad personal a sus miembros o a esta Institución.

ARTÍCULO 41o. En lo relacionado con las cuentas por pagar, el presupuesto inicial correspondiente a la vigencia fiscal de 2011 cumple con lo establecido en el artículo 31 de la Ley 344 de 1996.

ARTÍCULO 42o. Las obligaciones por concepto de servicios médico-asistenciales, servicios públicos domiciliarios, gastos de operación aduanera, comunicaciones, transporte y contribuciones inherentes a la nómina, causados en el último trimestre de 2010, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2011.

Las vacaciones, la prima de vacaciones, la indemnización a las mismas, la bonificación por recreación, las cesantías, las pensiones, los impuestos y la tarifa de control fiscal, se pueden pagar con cargo al presupuesto vigente cualquiera que sea el año de su causación.

Los órganos que hacen parte del Presupuesto General de la Nación podrán pagar, con cargo al presupuesto vigente, las obligaciones recibidas de las entidades liquidadas que fueron causadas por las mismas, correspondientes a servicios públicos domiciliarios y contribuciones inherentes a la nómina, cualquiera que sea el año de su causación, afectando el rubro que les dio origen.

ARTÍCULO 43o. Autorízase a la Nación y sus entidades descentralizadas, para efectuar cruces de cuentas entre sí, con entidades territoriales y sus descentralizadas y con las empresas de servicios públicos con participación estatal, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes. Estas operaciones deben reflejarse en el presupuesto, conservando únicamente la destinación para la cual fueron programadas las apropiaciones respectivas.

En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se deben tener en cuenta, para efectos de estas compensaciones, las transferencias y aportes, a cualquier título, que las primeras hayan efectuado a las últimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación, esta podrá sufragarlo a través de títulos de deuda pública, sin que implique operación presupuestal alguna.

Cuando concurran las calidades de acreedor y deudor en una misma persona, como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas, sin operación presupuestal alguna.

ARTÍCULO 44o. La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo causadas o acumuladas a diciembre 31 de 1993, por concepto de pasivo por pensiones y cesantías de las personas beneficiarias del extinto Fondo del Pasivo Prestacional del Sector Salud; para sanear los pasivos correspondientes a las cesantías de las universidades estatales, a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docente no acogidos al nuevo régimen salarial.

Igualmente, podrá emitir bonos pensionales de que trata la Ley 100 de 1993, en particular para las universidades estatales.

La Nación podrá reconocer como deuda pública las obligaciones a cargo del Instituto Nacional de Concesiones, INCO, surgidas en los contratos con garantías por concepto de ingresos mínimos garantizados; en estos casos serán reconocidas mediante la emisión de bonos u otros títulos de deuda pública en condiciones de mercado, para lo cual deberá surtirse el procedimiento previsto en el artículo 29 de la Ley 344 de 1996 y sus normas reglamentarias, en lo pertinente.

PARÁGRAFO. La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996. Las entidades del Presupuesto General de la Nación que utilicen este mecanismo sólo procederán con los registros contables que sean del caso para extinguir dichas obligaciones en virtud de los acuerdos de pago que suscriban con el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 45o. El porcentaje de la cesión del impuesto a las ventas asignado a las cajas departamentales de previsión y al Fondo de Prestaciones Sociales del Magisterio, con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTÍCULO 46o. En el Fondo de Programas Especiales para la Paz, se constituirán los rubros presupuestales "Fondo de Programas Especiales para la Paz – Programa de Desmovilizados" y "Programas de Reintegración Social y Económica", en los cuales la ordenación del gasto, además de lo dispuesto en el artículo 13 de la Ley 368 de 1997, podrá ser delegada en otros funcionarios del nivel directivo, de conformidad con las normas orgánicas del Presupuesto.

ARTÍCULO 47o. Todos los programas y proyectos en carreteras y aeropuertos, que no estén a cargo de la Nación y que estén financiados con recursos del Fondo de Inversiones para la Paz que está adscrito a la Agencia Presidencial para la Acción Social y la Cooperación Internacional, podrán ser ejecutados por el Instituto Nacional de Vías, la Unidad Administrativa Especial de la Aeronáutica Civil o mediante convenios con las entidades territoriales según sea el caso.

ARTÍCULO 48o. En desarrollo del artículo 119 del Estatuto Orgánico del Presupuesto, el Instituto de Planificación y Promoción de Soluciones Energéticas, IPSE, siempre y cuando no signifiquen erogaciones en dinero, podrá adelantar las operaciones de canje de activos fijos de su propiedad por proyectos de preinversión e inversión en las zonas que no tengan posibilidad técnico-económica de conectarse al Sistema Interconectado Nacional.

Los proyectos de preinversión e inversión incluidos en el canje que se realice, no podrán ser financiados directa ni indirectamente con recursos que hagan parte del Presupuesto General de la Nación.

ARTÍCULO 49o. El Servicio Nacional de Aprendizaje, SENA, transferirá al Departamento Administrativo de Ciencia, Tecnología e Innovación, COLCIENCIAS, con destino a financiar las actividades que promuevan y fomenten la investigación aplicada, la innovación, el desarrollo tecnológico, la apropiación pública de la ciencia, la tecnología, y en general la construcción de capacidades regionales de ciencia, tecnología e innovación, la cuarta parte de los recursos provenientes del veinte por ciento (20%) de los aportes sobre las nóminas de que trata el artículo 16 de la Ley 344 de 1996, mediante la celebración de un convenio interadministrativo.

ARTÍCULO 50o. La ejecución de los recursos que se giran al Fondo Nacional de Pensiones de las Entidades Territoriales, FONPET, con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno Nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo, administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3o del artículo 2o de la Ley 549 de 1999, el Gobierno Nacional determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior. Cuando se establezca que la realidad no corresponde con lo que se acreditó, se descontarán los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

ARTÍCULO 51o. Las apropiaciones programadas en la presente ley para la ejecución de proyectos viales de la red secundaria y terciaria a cargo de los departamentos y municipios, los aeropuertos y zonas marítimas que no estén a cargo de la Nación, podrán ser ejecutadas directamente por las entidades especializadas del sector transporte o mediante convenios con las entidades territoriales y/o sus descentralizadas. La responsabilidad de la Nación se limitará a la ejecución de los recursos apropiados en la presente ley y dicha infraestructura seguirá a cargo de las entidades territoriales y/o sus descentralizadas.

PARÁGRAFO. La Nación a través del Ministerio de Hacienda y Crédito Público, podrá otorgar créditos presupuestales a las entidades territoriales y/o sus descentralizadas para el desarrollo de proyectos a que se refiere el presente artículo, en los términos y condiciones especiales que dicho Ministerio establezca.

ARTÍCULO 52o. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo-beneficio del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

También podrán contratar un seguro de responsabilidad civil para servidores públicos, mediante el cual se ampare la responsabilidad de los mismos por actos o hechos no dolosos ocurridos en ejercicio de sus funciones, y los gastos de defensa en materia disciplinaria, penal y fiscal que deban realizar; estos últimos gastos los podrán pagar las entidades, siempre y cuando exista decisión definitiva que exonere de toda responsabilidad y no sea condenada la contraparte a las costas del proceso.

Esta disposición será aplicable a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta asimiladas a estas.

ARTÍCULO 53o. En virtud de la autonomía consagrada en el artículo 69 de la Constitución Política, las universidades estatales pagarán las sentencias o fallos proferidos en contra de la Nación con los recursos asignados por parte de esta, en cumplimiento del artículo 86 de la Ley 30 de 1992.

ARTÍCULO 54o. Los recursos aportados por la Nación a la Subcuenta de Subsistencia del Fondo de Solidaridad Pensional, en cumplimiento de lo previsto en el literal c) del numeral 2 del artículo 27 de la Ley 100 de 1993, adicionado por el artículo 8o de la Ley 797 de 2003 se ejecutarán en coordinación con el Instituto Colombiano de Bienestar Familiar, ICBF.

ARTÍCULO 55o. El Consejo Superior de la Judicatura y la Fiscalía General de la Nación podrán sustituir inmuebles de su propiedad, por obras necesarias para la adquisición, terminación, adecuación y dotación de su infraestructura, sin operación presupuestal alguna.

ARTÍCULO 56o. Los órganos que conforman el Presupuesto General de la Nación y las entidades territoriales y las entidades descentralizadas de aquella y de estas, así como los ejecutores, a los que se les hubiere girado recursos del Fondo Nacional de Regalías y que actualmente no estén amparando compromisos u obligaciones, y correspondan a apropiaciones presupuestales de vigencias fiscales anteriores a 2010, deben reintegrar, dentro del primer trimestre de 2011 a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, el total de recursos que por concepto de saldos no ejecutados y rendimientos financieros posean en las cuentas abiertas para cada proyecto.

Así mismo, dichas entidades remitirán a la Dirección de Regalías del Departamento Nacional de Planeación dentro de los quince (15) días siguientes al vencimiento del término establecido para realizar el reintegro, copia de los documentos que soporten el reintegro de los recursos, identificando el nombre del proyecto, el monto por concepto de saldos no ejecutados y los rendimientos financieros obtenidos.

ARTÍCULO 57o. Con los recursos del saldo disponible del Fondo Nacional de Regalías a 31 de diciembre de 2009, se podrán financiar durante la vigencia fiscal 2011, proyectos de inversión correspondientes a los corredores arteriales de competitividad, en especial, los definidos de importancia estratégica en el Consejo Nacional de Política Económica y Social, CONPES 3536 de 2008 y al equipamiento básico en las zonas de influencia de los nodos de transferencia localizados en corredores viales de comercio exterior interdistritales.

Para dar cumplimiento a lo anterior, el Ministerio de Hacienda y Crédito Público, administrador del portafolio del Fondo Nacional de Regalías, situará estos recursos, previa solicitud del Instituto Nacional de Vías quien los ejecutará. Al Fondo Nacional de Regalías únicamente le corresponde realizar los ajustes contables a que haya lugar.

ARTÍCULO 58o. Con el fin de dar cumplimiento a lo establecido en los artículos 36 y 41 de la Ley 715 de 2001 y 37 de la Ley 1151 de 2007, se pagarán contra las apropiaciones y excedentes de los recursos del Sistema General de Participaciones, los saldos que resulten del reconocimiento de los costos del servicio educativo ordenados por la Constitución y la ley, y las deudas por concepto de los costos acumulados en el Escalafón Nacional Docente, las homologaciones de cargos administrativos del sector y el incentivo regulado en el Decreto 1171 de 2004. El Ministerio de Educación Nacional revisará las liquidaciones presentadas por las entidades territoriales y certificará el monto por reconocer.

ARTÍCULO 59o. Con los excedentes de la Subcuenta de Eventos Catastróficos y Accidentes de Tránsito del Fondo de Solidaridad y Garantía, FOSYGA, a 31 de diciembre de 2010, se podrán financiar los programas de Protección a la Salud Pública, Vulnerabilidad Sismica, Gestión de Instituciones de la Red Pública Hospitalaria, Atención a la Población en Condiciones Especiales tanto discapacitada como población desplazada, Ampliación, renovación de la afiliación del régimen subsidiado, población desplazada y vulnerable, y atención prioritaria en salud, incorporados en el presupuesto del Ministerio de la Protección Social.

ARTÍCULO 60o. La Unidad Administrativa Especial del Sistema de Parques Nacionales Naturales podrá presentar los proyectos, con el aval de las entidades territoriales del ámbito de jurisdicción en el que se desarrollarán los mismos, y ejecutar los recursos destinados para la conservación, preservación, descontaminación y recuperación del medio ambiente y saneamiento ambiental a los que se refieren las Leyes 141 de 1994 y 756 de 2002 y correspondientes a las asignaciones del Fondo Nacional de Regalías.

Así mismo, los recursos destinados de manera específica para la financiación de proyectos en parques naturales a los que se refieren dichas leyes podrán ser presentados y serán ejecutados por la Unidad Administrativa Especial del Sistema de Parques Nacionales Naturales, en desarrollo de las funciones establecidas por el artículo 19 del Decreto 216 de 2003.

ARTÍCULO 61o. En desarrollo de la Política de Consolidación de la Seguridad Democrática, PCSD, contenida en el Plan Nacional de Desarrollo y en las bases del mismo, las cuales fueron incorporadas mediante el artículo 3o de la Ley 1151 de 2007, las Fuerzas Militares podrán ejecutar Programas y Proyectos de Inversión para fortalecer las estrategias tendientes a consolidar la presencia institucional tales como: obras de infraestructura, dotación y mantenimiento, garantizando el bienestar de la población afectada por la situación de violencia generada por los grupos armados al margen de la ley.

ARTÍCULO 62o. Las entidades responsables de la Atención Integral a la Población Desplazada por la Violencia, sectoriales del orden nacional, de que trata la Ley 387 de 1997, darán prioridad en la ejecución de sus respectivos presupuestos, a la atención de la población desplazada por la violencia, en cumplimiento de la Sentencia T-025 de 2004 y de sus Autos de Seguimiento proferidos por la Honorable Corte Constitucional. Esta priorización de recursos deberá considerar las acciones diferenciales para sujetos de especial protección constitucional.

La priorización referenciada en el inciso anterior se efectuará teniendo en cuenta: (i) la categoría de la entidad territorial, de conformidad con lo establecido en el artículo 1° de la Ley 617 de 2000, (ii) el número de hogares recibidos o expulsados, de acuerdo con el Registro Único de Población Desplazada de la Agencia Presidencial para la Acción Social y la Cooperación Internacional y (iii) los índices de presión de las entidades territoriales, medido como el número de población desplazada recibida con relación a la población total. Lo anterior en armonía con los principios de concurrencia, complementariedad y subsidiariedad.

ARTÍCULO 63o. Los recursos del Fondo para la Rehabilitación, Inversión y Lucha contra el Crimen Organizado, FRISCO, y los recursos provenientes de la Ley 55 de 1985, apropiados en la presente vigencia fiscal para ser transferidos a la Nación, serán girados por la Dirección Nacional de Estupefacientes, DNE y la Superintendencia de Notariado y Registro, respectivamente a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, para reintegrar

los recursos que la Nación ha girado, de acuerdo con lo establecido en los Documentos CONPES 3412 de 2006, 3476 de 2007 y 3575 de 2009.

ARTÍCULO 64o. Con los recursos del saldo disponible del Fondo Nacional de Regalías a 31 de diciembre de 2009, se podrán financiar proyectos regionales de inversión, principalmente a los que se refiere el artículo 116 de la Ley 1151 de 2007, los cuales serán presentados por los Ministerios sectoriales competentes para aprobación del Consejo Asesor de Regalías, y se ejecutarán por quien este designe, en beneficio de las entidades territoriales. La ejecución de los recursos de las asignaciones a que se refiere el presente artículo, correspondientes a la Corporación Autónoma Regional del Río Grande de La Magdalena, CORMAGDALENA, se ajustarán a las disposiciones de la Ley 1283 de 2009.

ARTÍCULO 65o. Los recursos provenientes de las cauciones de que trata el artículo 8o del Decreto 2085 de 2008, se destinarán a financiar el "Programa de Promoción para la Reposición y Renovación del Parque Automotor de Carga" del Ministerio de Transporte, con el objeto de promover la modernización del parque automotor.

ARTÍCULO 66o. Los hogares beneficiarios del Programa de Subsidio Familiar de Vivienda, podrán aplicar este subsidio en cualquier parte del país o modalidad de solución de vivienda, tanto en zona urbana como rural, independiente de la modalidad a la cual se postuló o asignó. La población desplazada perteneciente a comunidades indígenas, comunidades negras y afrocolombianas podrá aplicar los subsidios para adquirir, construir o mejorar soluciones de vivienda en propiedades colectivas, conforme a los mandatos constitucionales y legales, tradiciones y sistemas de derecho propio de cada comunidad.

ARTÍCULO 67o. Los recursos presupuestados en el Ministerio de Hacienda y Crédito Público con destino a financiar los gastos de Justicia y Paz, en desarrollo de la Ley 975 de 2005 y demás normas que regulan la materia, serán distribuidos con el concepto previo de la Dirección General del Presupuesto Público Nacional, de acuerdo con las necesidades y requerimientos de las entidades competentes para ejecutar dichos gastos.

ARTÍCULO 68o. Las Entidades Territoriales que accedieron a los recursos de Crédito de Presupuesto otorgados por el Ministerio de Hacienda y Crédito Público en desarrollo del Programa para el Mejoramiento y Mantenimiento Rutinario de la Red Vial Secundaria y Terciaria en el año 2009, podrán obtener por parte del Gobierno Nacional a través del Ministerio de Hacienda y Crédito Público la condonación de dichos créditos. Para tal efecto, una vez se cumplan las condiciones establecidas en el contrato de empréstito y en el convenio de desempeño, el Ministro de Hacienda y Crédito Público informará mediante oficio a cada Entidad Territorial la respectiva condonación independientemente del cumplimiento o no de los plazos establecidos en cada uno de los contratos de empréstito.

ARTÍCULO 69o. La Nación, a través del Ministerio de Hacienda y Crédito Público, podrá transferir recursos destinados a facilitar las condiciones para la financiación de vivienda, al Fondo de Reserva para la Estabilización de la Cartera Hipotecaria, para el cumplimiento de sus funciones y como elemento fundamental de la política contracíclica liderada por el Gobierno Nacional.

ARTÍCULO 70o. Los recursos presupuestados en el Ministerio de Hacienda y Crédito Público con destino a la operación del Sistema Electrónico para la Contratación Pública, SECOP, en desarrollo de la Ley 1150 de 2007 y demás normas que regulan la materia, serán distribuidos con el concepto previo de la Dirección General del Presupuesto Público Nacional, de acuerdo con las necesidades y requerimientos de la entidad o entidades competentes para ejecutar dichos gastos.

ARTÍCULO 71o. Con los recursos a que hace referencia el numeral 4 del artículo 11 de la Ley 21 de 1982, que no estén amparando compromisos a 31 de diciembre de 2010, se financiarán proyectos de construcción y adquisición de infraestructura, mejoramiento de infraestructura y dotación de instituciones de educación media técnica y media académica, señaladas en el artículo 111 de la Ley 633 de 2000.

ARTÍCULO 72o. Los recursos a que hace mención el parágrafo 4 del artículo 3 de la Ley 141 de 1994, adicionado por el artículo 25 de la ley 756 de 2002, una vez cerradas las labores de Interventoría Administrativa y Financiera y que no hayan sido objeto de apropiación, y/o compromiso y/o utilización para el fin que fueron descontados al igual que sus rendimientos generados, se devolverán a las entidades territoriales beneficiarias de las correspondientes regalías y/o compensaciones.

Dicha devolución se realizará de manera proporcional a cada entidad territorial, de acuerdo con su participación en los recursos que inicialmente fueron descontados por las entidades recaudadoras y giradoras.

Sin perjuicio de lo previsto en el presente artículo, los proyectos de cooperación y asistencia establecidos en desarrollo del control y vigilancia de las participaciones en regalías y las asignaciones provenientes del Fondo Nacional de Regalías, celebrados o que se celebren, se desarrollarán y ejecutarán con sujeción a las normas que hayan servido de soporte a dichos proyectos.

ARTÍCULO 73o. La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, en su calidad de administrador del Fondo de Estabilización de Precios de los Combustibles, elaborará una vez al año un estado de resultados de las operaciones financieras efectivamente pagadas o recibidas durante la vigencia de 2011, con el cual se harán las afectaciones presupuestales correspondientes para dicho Fondo.

La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público presentará al Consejo Superior de Política Fiscal, CONFIS, la evolución de los saldos y los resultados de las operaciones financieras con una frecuencia trimestral.

ARTÍCULO 74o. Sin perjuicio de la responsabilidad fiscal y disciplinaria a que haya lugar, cuando en vigencias anteriores no se haya realizado el pago de obligaciones adquiridas con las formalidades previstas en el Estatuto Orgánico del Presupuesto y demás normas que regulan la materia, y sobre los mismos no se haya constituido la reserva presupuestal o la cuenta por pagar correspondiente, se podrá crear el rubro "Pasivos Exigibles - Vigencias Expiradas" y con cargo a éste, ordenar el pago.

También procederá la operación presupuestal prevista en el inciso anterior, cuando el pago no se hubiere realizado pese a haberse constituido oportunamente la reserva presupuestal o la cuenta por pagar en los términos del artículo 89 del Estatuto Orgánico del Presupuesto.

El mecanismo previsto en el primer inciso de este artículo también procederá cuando se trate del cumplimiento de una obligación originada en la ley, exigible en vigencias anteriores, aún sin que medie certificado de disponibilidad presupuestal ni registro presupuestal.

En todo caso, el jefe del órgano respectivo certificará previamente el cumplimiento de los requisitos señalados en este artículo.

ARTÍCULO 75o. La Nación podrá concurrir a la financiación de las obligaciones que deba asumir el Instituto de Seguros Sociales por aplicación de lo previsto por el artículo 1° del Decreto 3974 de 2007.

ARTÍCULO 76o. En los presupuestos del Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación se incluirá una apropiación con el objeto de atender los gastos, en otras secciones presupuestales, para la prevención y atención de desastres y financiar programas y proyectos de inversión que se encuentren debidamente registrados en el Banco Nacional de Programas y Proyectos de conformidad con el artículo 68 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 77o. De conformidad con lo previsto en el artículo 310 de la Constitución Política y la Ley 47 de 1993, la liquidación de la renta de destinación específica de que trata el numeral 3 del artículo 359 de la Constitución Política a favor del Departamento Archipiélago de San Andrés, Providencia y Santa Catalina, se hará efectiva por el Gobierno Nacional, sin efectuar las deducciones establecidas en el artículo 7 de la ley 225 de 1995.

ARTÍCULO 78o. Las entidades recaudadoras de las participaciones correspondientes a regalías y compensaciones a que se refiere la Ley 141 de 1994, descontarán a las entidades territoriales beneficiarias, los saldos a favor del Fondo Nacional de Regalías originados en los actos administrativos en firme o en las actas de liquidación bilateral suscritas por las partes, mediante los cuales se han liquidado unilateralmente o bilateralmente los convenios interadministrativos suscritos entre dichas entidades y la Comisión Nacional de Regalías. Para estos efectos, el Fondo Nacional de Regalías informará a las

entidades recaudadoras los saldos a descontar y la periodicidad de dichos descuentos que serán puestos en consideración de los representantes legales de las entidades ejecutoras.

ARTÍCULO 79o. Los recursos del presupuesto nacional asignados al Fondo Nacional de Garantías con el fin de garantizar los préstamos educativos efectuados por la banca comercial, que no hayan sido utilizados a la fecha de expedición de la presente ley, se apropiarán con destino al Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior, ICETEX para contribuir a la sostenibilidad financiera del crédito educativo de conformidad con la política general que defina su Junta Directiva para tal fin.

ARTÍCULO 80o. Las asignaciones presupuestales del Fondo de Tecnología de la Información y las Comunicaciones incluyen los recursos necesarios para cubrir el importe de los costos en que incurra el operador oficial de los servicios de franquicia postal y telegráfica para la prestación de estos servicios a los órganos que hacen parte del Presupuesto General de la Nación.

El Fondo de Tecnología de la Información y las Comunicaciones hará la transferencia de recursos al operador postal y telegráfico oficial, quien expedirá a la entidad destinataria del servicio el respectivo paz y salvo tan pronto como reciba los recursos.

ARTÍCULO 81o. Autorízase al Gobierno Nacional para apropiar recursos del Presupuesto General de la Nación y transferirlos al Fondo Nacional del Café, destinados a la implementación de instrumentos que permitan garantizar la sostenibilidad del ingreso de las familias cafeteras y el acercamiento de los cafeteros a herramientas tecnológicas dirigidas a la mitigación de los riesgos inherentes a su actividad productiva.

PARÁGRAFO. El Comité Nacional de Cafeteros determinará mediante Resolución las actividades elegibles de gasto que se enmarcan en el artículo anterior, con el voto expreso y favorable del Ministro de Hacienda y Crédito Público.

ARTÍCULO 82o. La liquidación de los excedentes financieros de que trata el Estatuto Orgánico del Presupuesto, que se efectúen en la vigencia de la presente ley, se hará con base en una proyección de los ingresos y de los gastos, para la vigencia siguiente a la de corte de los Estados Financieros, en donde se incluyen además las cuentas por cobrar y por pagar no presupuestadas, las reservas presupuestales, así como la disponibilidad inicial (caja, bancos e inversiones).

ARTÍCULO 83o. Con cargo a la porción que se reasigna por disposición del artículo 13 de la Ley 55 de 1985 a la construcción, adecuación y dotación de establecimientos carcelarios, se financiará en la sección presupuestal del Instituto Colombiano de Bienestar Familiar – ICBF una apropiación por $10.000 millones para que éste los destine a la construcción, adecuación y dotación de los centros de atención especializada en el marco del Sistema de Responsabilidad Penal para Adolescentes.

Para tales efectos, la Superintendencia de Notariado y Registro trasladará directamente al ICBF los mencionados recursos dentro del primer trimestre de la vigencia fiscal.

ARTÍCULO 84o. Condónese la deuda causada a cargo del Instituto de Seguros Sociales – ISS – a favor de la Nación – Ministerio de Hacienda y Crédito Público, en desarrollo de los créditos de presupuesto otorgados con anterioridad al 31 de diciembre de 2006.

ARTÍCULO 85o. Los órganos que hacen parte del Presupuesto General de la Nación sólo podrán solicitar la situación de los recursos aprobados en el Programa Anual de Caja a la Dirección General de Crédito Público y Tesoro Nacional, cuando hayan recibido los bienes y/o servicios o se tengan cumplidos los requisitos que hagan exigible su pago. En ningún caso las entidades podrán solicitar giro de recursos para transferir a Fiducias o Encargos Fiduciarios o a las entidades con las que celebre convenios o contratos interadministrativos, sin que se haya cumplido el objeto del gasto.

ARTÍCULO 86o. Con los recursos del Fondo Nacional de Regalías se podrán financiar inversiones en salud durante la vigencia fiscal 2011, incluidos los provenientes de su portafolio.

ARTÍCULO 87o. La Nación asignará un monto de recursos destinados a cubrir el valor correspondiente a un porcentaje del cincuenta por ciento (50%) del costo de la energía eléctrica debidamente comprobado por las electrificadoras de cada región, de los usuarios de los distritos de riego y de los distritos de riego administrados por el Estado o por las Asociaciones de Usuarios debidamente reconocidas por el Ministerio de Agricultura y Desarrollo Rural.

PARÁGRAFO 1°. Para el caso de los usuarios de distritos de riego cuya facturación sea individual, este beneficio se otorgará solo para aquellos que no posean más de cincuenta (50) hectáreas.

PARÁGRAFO 2°. Para efectos de la clasificación de los usuarios del servicio de energía eléctrica, según la Ley 142 de 1994, la utilización de la energía eléctrica para riego dirigido a la producción agropecuaria se clasificará dentro de la clase especial, la cual no pagará contribución. Además con el objeto de comercializar la energía eléctrica, los usuarios de los distritos de riego, se clasificarán como usuarios no regulados.

ARTÍCULO 88o. Los recursos programados en el Instituto Nacional de Vías por CIENTO VEINTE MIL MILLONES DE PESOS ($120.000.000.000) provenientes del saldo disponible del Fondo Nacional de Regalías a 31 de diciembre de 2009, se destinarán a la ejecución de proyectos viales de la red terciaria a cargo de los municipios.

Para dar cumplimiento a lo anterior, el Ministerio de Hacienda y Crédito Público, administrador del portafolio del Fondo Nacional de Regalías, situará estos recursos, previa solicitud del Instituto Nacional de Vías quien los ejecutará. Al Fondo Nacional de Regalías únicamente le corresponde realizar los ajustes contables a que haya lugar.

ARTÍCULO 89o. La Nación, con recursos diferentes a los de rentas de congestión, podrá financiar el Fondo de Energía Social, FOES, de que tratan los artículos 118 de la Ley 812 de 2003 y 59 de la Ley 1151 de 2007. Con estos recursos se podrá reconocer total o parcialmente requerimientos del FOES que no hayan sido cubiertos con la fuente original de rentas de congestión.

ARTÍCULO 90o. El Fondo Nacional de Regalías creado mediante la Ley 141 de 1994, durante la vigencia de 2011 asignará el 15% de sus recursos para continuar financiando los proyectos regionales de inversión en infraestructura eléctrica y de gas, a que hace referencia el artículo 37 de la Ley 756 de 2002, en los porcentajes y términos allí descritos.

ARTÍCULO 91o. El Ministerio de la Protección Social podrá realizar operaciones de préstamo interfondos entre la subcuenta de Eventos Catastróficos y Accidentes de Tránsito –ECAT– y la subcuenta de Compensación del Fondo de Solidaridad y Garantía –Fosyga–; recursos que se destinarán a la financiación de eventos NO POS de los afiliados al régimen contributivo.

El plazo para el pago, el periodo de gracia para amortización de capital y la tasa de interés, serán los establecidos en el artículo 37 de la Ley 1393 de 2010 y su decreto reglamentario, en lo pertinente.

La operación prevista en el presente artículo corresponde a una operación de manejo de recursos del portafolio y, por tanto, su otorgamiento y atención no requiere trámite presupuestal alguno.

ARTÍCULO 92o. En las empresas de servicios públicos mixtas, en las cuales la participación del Estado directamente o a través de sus entidades descentralizadas sea igual o superior al noventa por ciento y que desarrollen sus actividades bajo condiciones de competencia, la aprobación y modificación de sus presupuestos, de las viabilidades presupuestales y de las vigencias futuras corresponderá a las juntas directivas de las respectivas empresas, siempre y cuando cumplan los requisitos señalados en el artículo 36 del Decreto 4730 de 2005.

ARTÍCULO 93o. Recursos para el Fondo de Solidaridad de la Caja de Vivienda Militar y de Policía. De conformidad con el numeral 5 del parágrafo 2 del artículo 1 de la ley 1305 de 2009 en virtud del cual el gobierno nacional apropiara recursos durante la presente vigencia con el fin de atender soluciones de vivienda a los destinatarios del Fondo de Solidaridad de la Caja de Vivienda Militar y de Policía. Lo anterior permite contribuir con la meta de un millón de viviendas del Gobierno Nacional.

ARTÍCULO 94o. La presente ley rige a partir de la fecha de su publicación y surte efectos fiscales a partir del 1o de enero de 2011.

EL PRESIDENTE DEL HONORABLE SENADO DE LA REPUBLICA



ARMANDO BENEDETTI VILLANEDA

EL SECRETARIO GENERAL DEL HONORABLE SENADO DE LA REPUBLICA



EMILIO RAMON OTERO DAJUD

EL PRESIDENTE DE LA HONORABLE CAMARA DE REPRESENTANTES



CARLOS ALBERTO ZULUAGA DIAZ

EL SECRETARIO GENERAL DE LA HONORABLE CAMARA DE REPRESENTANTES



JESUS ALFONSO RODRIGUEZ CAMARGO

LEY No. 1420 ____________

"POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2011"

REPÚBLICA DE COLOMBIA – GOBIERNO NACIONAL

PUBLÍQUESE Y CÚMPLASE

Dada en Bogotá, D.C., a los 13 DIC 2010



EL MINISTRO DE HACIENDA Y CRÉDITO PÚBLICO,



JUAN CARLOS ECHEVERRY GARZÓN

ARNOLD & PORTER LLP

John David Y. Gatmaitan
John_Gatmaitan@aporter.com

202.942.5033
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

September 30, 2011

BY HAND

U.S. Securities and Exchange Commission
Office of Filing and Information Services
100 F Street, NE
Washington, D.C. 20549
Attn.: Filing Desk


SEC MAIL PROCESSING
RECEIVED
SEP 30 2011
WASH, DC SECTION
191

Re: Republic of Colombia
Revenues, Budget and Appropriations Law for 2011 on Form SE

Ladies and Gentlemen:

On behalf of the Republic of Colombia ("Colombia"), we enclose herewith for filing four (4) conformed copies of Colombia's submission of its Revenues, Budget and Appropriations Law for 2011 as a paper format exhibit under cover of Form SE to its Annual Report on Form 18-K for the year ended December 31, 2010, in accordance with Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

If there are any questions or comments with respect to this filing, please feel free to call me at (202) 942-5033.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,



John Gatmaitan

Enclosures


SEC MAIL
RECEIVED
PROCESSING
SEP 30 2011
WASH, D.C.

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: May 31, 2012
Estimated average burden hours per response: 0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Colombia
Exact name of registrant as specified in charter

0000917142
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2010
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-73840
SEC file number, if available

S-______________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-______________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2010
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia, on September 30, 2011.

REPUBLIC OF COLOMBIA

By: /s/ Bruce Mac Master Rojas
Bruce Mac Master Rojas
Deputy Minister of Finance and Public Credit in Charge of the Duties of the Minister of Finance and Public Credit

Total number of pages is 85
Exhibit index is on page 3 of 85

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Colombia's Annual Report on Form 18-K for the year ended December 31, 2010 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the Revenues, Budget and Appropriations Law for 2011 of the Republic of Colombia

EXHIBIT C

LEY No. 1420 13 DIC 2010

"POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2011"

EL CONGRESO DE COLOMBIA

DECRETA:

PRIMERA PARTE

CAPÍTULO I
PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTÍCULO 1o. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2011, en la suma de CIENTO CUARENTA Y SIETE BILLONES DOSCIENTOS CINCUENTA Y CINCO MIL DOSCIENTOS CINCUENTA Y DOS MILLONES QUINIENTOS CUARENTA Y NUEVE MIL CIENTO OCHENTA Y SEIS PESOS MONEDA LEGAL ($147.255.252.549.186), según el detalle del Presupuesto de Rentas y Recursos de Capital para el 2011, así:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

I - INGRESOS DEL PRESUPUESTO NACIONAL		**134,694,386,838,386**
1.	INGRESOS CORRIENTES DE LA NACION	74,283,648,000,000
2.	RECURSOS DE CAPITAL DE LA NACION	51,581,570,088,211
5.	RENTAS PARAFISCALES	897,435,184,046
6.	FONDOS ESPECIALES	7,931,733,566,129
II - INGRESOS DE LOS ESTABLECIMIENTOS PUBLICOS		**12,560,865,710,800**
021000	AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -	
A- INGRESOS CORRIENTES		56,036,532,000
B- RECURSOS DE CAPITAL		240,165,928,646
032400	SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS	
A- INGRESOS CORRIENTES		63,327,974,036
B- RECURSOS DE CAPITAL		14,030,146,540
040200	FONDO ROTATORIO DEL DANE	
A- INGRESOS CORRIENTES		10,792,865,059
040300	INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC	
A- INGRESOS CORRIENTES		50,181,257,970
050300	ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)	
A- INGRESOS CORRIENTES		10,328,000,000
B- RECURSOS DE CAPITAL		32,000,000,000
C- CONTRIBUCIONES PARAFISCALES		60,192,300,000
060200	FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD	
A- INGRESOS CORRIENTES		10,737,753,000
B- RECURSOS DE CAPITAL		74,094,200,000
110200	FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES	
A- INGRESOS CORRIENTES		85,424,994,695
B- RECURSOS DE CAPITAL		33,247,805,305

Código	Concepto	Valor
130980	SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA	
	A- INGRESOS CORRIENTES	8,408,740,303
	B- RECURSOS DE CAPITAL	1,050,000,000
131000	UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES	
	A- INGRESOS CORRIENTES	30,000,000,000
	B- RECURSOS DE CAPITAL	10,594,700,000
131300	SUPERINTENDENCIA FINANCIERA DE COLOMBIA	
	A- INGRESOS CORRIENTES	128,783,787,171
	B- RECURSOS DE CAPITAL	5,400,000,000
131400	UNIDAD ADMINISTRATIVA ESPECIAL DE GESTION PENSIONAL Y CONTRIBUCIONES PARAFISCALES DE LA PROTECCION SOCIAL - UGPP	
	A- INGRESOS CORRIENTES	1,030,000,000
150300	CAJA DE RETIRO DE LAS FUERZAS MILITARES	
	A- INGRESOS CORRIENTES	134,724,431,702
	B- RECURSOS DE CAPITAL	43,267,495,692
150700	INSTITUTO CASAS FISCALES DEL EJERCITO	
	A- INGRESOS CORRIENTES	29,986,928,000
	B- RECURSOS DE CAPITAL	3,594,198,180
150800	DEFENSA CIVIL COLOMBIANA, GUILLERMO LEON VALENCIA	
	A- INGRESOS CORRIENTES	2,569,200,000
	B- RECURSOS DE CAPITAL	1,150,000,000
151000	CLUB MILITAR DE OFICIALES	
	A- INGRESOS CORRIENTES	34,291,450,000
	B- RECURSOS DE CAPITAL	1,718,000,000
151100	CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL	
	A- INGRESOS CORRIENTES	145,714,735,624
	B- RECURSOS DE CAPITAL	17,021,077,000
151200	FONDO ROTATORIO DE LA POLICIA	
	A- INGRESOS CORRIENTES	285,206,892,000
	B- RECURSOS DE CAPITAL	22,107,770,000
151600	SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA	
	A- INGRESOS CORRIENTES	14,037,004,186
151900	HOSPITAL MILITAR	
	A- INGRESOS CORRIENTES	172,586,635,000
	B- RECURSOS DE CAPITAL	1,072,388,000
152000	AGENCIA LOGISTICA DE LAS FUERZAS MILITARES	
	A- INGRESOS CORRIENTES	889,252,493,889
170200	INSTITUTO COLOMBIANO AGROPECUARIO (ICA)	
	A- INGRESOS CORRIENTES	30,202,300,000
	B- RECURSOS DE CAPITAL	10,931,900,000
171300	INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER	
	A- INGRESOS CORRIENTES	16,916,340,000
	B- RECURSOS DE CAPITAL	5,090,200,000
210300	INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-	
	A- INGRESOS CORRIENTES	110,434,200,000
	B- RECURSOS DE CAPITAL	22,078,000,000
210900	UNIDAD DE PLANEACION MINERO ENERGETICA - UPME	
	A- INGRESOS CORRIENTES	13,131,600,000
	B- RECURSOS DE CAPITAL	10,004,800,000
211000	INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES. ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-	
	A- INGRESOS CORRIENTES	2,955,000,000
	B- RECURSOS DE CAPITAL	35,218,200,000
211100	AGENCIA NACIONAL DE HIDROCARBUROS - ANH	
	A- INGRESOS CORRIENTES	260,239,800,000
	B- RECURSOS DE CAPITAL	763,672,500,000
220900	INSTITUTO NACIONAL PARA SORDOS (INSOR)	
	A- INGRESOS CORRIENTES	304,455,045
221000	INSTITUTO NACIONAL PARA CIEGOS (INCI)	
	A- INGRESOS CORRIENTES	321,600,000

B- RECURSOS DE CAPITAL	271,739,992
223400 INSTITUTO TECNICO CENTRAL	
A- INGRESOS CORRIENTES	5,151,535,384
B- RECURSOS DE CAPITAL	1,850,000,000
223800 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA	
A- INGRESOS CORRIENTES	369,400,000
223900 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR	
A- INGRESOS CORRIENTES	585,679,422
224100 INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL	
A- INGRESOS CORRIENTES	1,296,399,309
B- RECURSOS DE CAPITAL	491,000,000
224200 INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI	
A- INGRESOS CORRIENTES	862,770,857
B- RECURSOS DE CAPITAL	70,000,000
230600 FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES	
A- INGRESOS CORRIENTES	718,681,000,000
B- RECURSOS DE CAPITAL	308,533,200,000
230700 COMISION NACIONAL DE TELEVISION	
A- INGRESOS CORRIENTES	123,170,284,000
240200 INSTITUTO NACIONAL DE VIAS	
A- INGRESOS CORRIENTES	267,689,925,217
B- RECURSOS DE CAPITAL	66,094,022,461
241200 UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL	
A- INGRESOS CORRIENTES	425,797,400,000
B- RECURSOS DE CAPITAL	2,833,800,000
241300 INSTITUTO NACIONAL DE CONCESIONES - INCO	
A- INGRESOS CORRIENTES	87,813,927,697
B- RECURSOS DE CAPITAL	89,724,673,311
260200 FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA	
A- INGRESOS CORRIENTES	882,000,000
B- RECURSOS DE CAPITAL	30,012,882,887
280200 FONDO ROTATORIO DE LA REGISTRADURIA	
A- INGRESOS CORRIENTES	41,480,212,564
B- RECURSOS DE CAPITAL	265,540,793
280300 FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL	
B- RECURSOS DE CAPITAL	7,374,200,000
290200 INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES	
A- INGRESOS CORRIENTES	276,487,069
B- RECURSOS DE CAPITAL	931,132,100
320200 INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM	
A- INGRESOS CORRIENTES	6,500,000,000
320400 FONDO NACIONAL AMBIENTAL	
A- INGRESOS CORRIENTES	19,557,500,000
B- RECURSOS DE CAPITAL	6,966,500,000
330400 ARCHIVO GENERAL DE LA NACION	
A- INGRESOS CORRIENTES	9,309,680,007
B- RECURSOS DE CAPITAL	562,000,000
330500 INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA	
A- INGRESOS CORRIENTES	552,256,874
330600 INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES	
A- INGRESOS CORRIENTES	1,300,000,000
B- RECURSOS DE CAPITAL	1,747,493,502
330700 INSTITUTO CARO Y CUERVO	
A- INGRESOS CORRIENTES	105,922,728
350200 SUPERINTENDENCIA DE SOCIEDADES	
A- INGRESOS CORRIENTES	70,842,800,000
B- RECURSOS DE CAPITAL	2,060,000,000
350300 SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO	
A- INGRESOS CORRIENTES	38,954,640,000
B- RECURSOS DE CAPITAL	7,095,360,000

350400	**UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES**	
	A- INGRESOS CORRIENTES	3,416,600,000
	B- RECURSOS DE CAPITAL	3,803,400,000
360200	**SERVICIO NACIONAL DE APRENDIZAJE (SENA)**	
	A- INGRESOS CORRIENTES	228,685,369,531
	B- RECURSOS DE CAPITAL	248,398,000,000
	C- CONTRIBUCIONES PARAFISCALES	1,603,095,000,000
360300	**FONDO DE PREVISION SOCIAL DEL CONGRESO**	
	A- INGRESOS CORRIENTES	12,290,710,000
	B- RECURSOS DE CAPITAL	37,332,299,000
360500	**FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA**	
	A- INGRESOS CORRIENTES	76,373,100,000
	B- RECURSOS DE CAPITAL	11,664,600,000
360600	**INSTITUTO NACIONAL DE SALUD (INS)**	
	A- INGRESOS CORRIENTES	2,353,400,000
	B- RECURSOS DE CAPITAL	616,038,000
360700	**INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)**	
	A- INGRESOS CORRIENTES	3,871,732,271
	B- RECURSOS DE CAPITAL	210,090,677,737
	C- CONTRIBUCIONES PARAFISCALES	2,714,844,000,000
360800	**SUPERINTENDENCIA NACIONAL DE SALUD**	
	A- INGRESOS CORRIENTES	39,573,600,000
360900	**INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA**	
	A- INGRESOS CORRIENTES	66,514,623,797
	B- RECURSOS DE CAPITAL	9,100,000,000
361000	**UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION EN SALUD – CRES**	
	A- INGRESOS CORRIENTES	15,671,596,000
370500	**SUPERINTENDENCIA DE NOTARIADO Y REGISTRO**	
	A- INGRESOS CORRIENTES	481,967,373,000
	B- RECURSOS DE CAPITAL	202,230,800,000
370600	**INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC**	
	A- INGRESOS CORRIENTES	88,041,984,183
	B- RECURSOS DE CAPITAL	258,485,842
370700	**DIRECCION NACIONAL DE ESTUPEFACIENTES**	
	A- INGRESOS CORRIENTES	3,685,991,519
	B- RECURSOS DE CAPITAL	101,080,247,703
380100	**COMISION NACIONAL DEL SERVICIO CIVIL**	
	A- INGRESOS CORRIENTES	23,325,300,000
	B- RECURSOS DE CAPITAL	20,878,837,000
	III - TOTAL INGRESOS	**147,255,252,549,186**

CAPÍTULO II
RECURSOS SUBCUENTA DE SOLIDARIDAD DEL FOSYGA

ARTÍCULO 2o. Se estima la cuantía de los recursos de la Subcuenta de Solidaridad del Fondo de Solidaridad y Garantía – FOSYGA para la vigencia fiscal de 2011 en la suma de DOS BILLONES CUATROCIENTOS TREINTA Y DOS MIL CUATROCIENTOS OCHENTA MILLONES DE PESOS MONEDA LEGAL ($2.432.480.000.000).

SEGUNDA PARTE

ARTÍCULO 3o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2011 una suma por valor de: CIENTO CUARENTA Y SIETE BILLONES DOSCIENTOS CINCUENTA Y CINCO MIL DOSCIENTOS CINCUENTA Y DOS MILLONES QUINIENTOS CUARENTA Y NUEVE MIL CIENTO OCHENTA Y SEIS PESOS MONEDA LEGAL ($147.255.252.549.186), según el detalle que se encuentra a continuación:

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0101			
		CONGRESO DE LA REPUBLICA			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**340,597,018,673**		**340,597,018,673**
C.		**PRESUPUESTO DE INVERSION**	**50,000,000,000**		**50,000,000,000**
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,000,000,000		5,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,000,000,000		5,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	45,000,000,000		45,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	45,000,000,000		45,000,000,000
TOTAL PRESUPUESTO SECCION			**390,597,018,673**		**390,597,018,673**
		SECCION: 0201			
		PRESIDENCIA DE LA REPUBLICA			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**242,580,744,355**		**242,580,744,355**
C.		**PRESUPUESTO DE INVERSION**	**110,199,722,500**		**110,199,722,500**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,881,000,000		5,881,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,881,000,000		5,881,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,700,000,000		1,700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,700,000,000		1,700,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	7,027,122,500		7,027,122,500
	1000	INTERSUBSECTORIAL GOBIERNO	7,027,122,500		7,027,122,500
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	94,591,600,000		94,591,600,000
	1000	INTERSUBSECTORIAL GOBIERNO	93,846,600,000		93,846,600,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	745,000,000		745,000,000
TOTAL PRESUPUESTO SECCION			**352,780,466,855**		**352,780,466,855**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0210			
		AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**572,335,924,916**	**56,036,532,000**	**628,372,456,916**
C.		**PRESUPUESTO DE INVERSION**	**2,662,532,750,000**	**240,165,928,646**	**2,902,698,678,646**
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	18,000,000,000		18,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,000,000,000		6,000,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	12,000,000,000		12,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	2,276,532,750,000		2,276,532,750,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	2,276,532,750,000		2,276,532,750,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,000,000,000		4,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,000,000,000		4,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	339,000,000,000		339,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	339,000,000,000		339,000,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	25,000,000,000	240,165,928,646	265,165,928,646
	1000	INTERSUBSECTORIAL GOBIERNO	25,000,000,000	240,165,928,646	265,165,928,646
TOTAL PRESUPUESTO SECCION			**3,234,868,674,916**	**296,202,460,646**	**3,531,071,135,562**
		SECCION: 0301			
		DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**34,041,011,624**		**34,041,011,624**
C.		**PRESUPUESTO DE INVERSION**	**169,477,624,474**		**169,477,624,474**
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	8,304,000,000		8,304,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	8,304,000,000		8,304,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	59,745,000,000		59,745,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	59,745,000,000		59,745,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	41,228,724,928		41,228,724,928

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	903	MITIGACION	3,464,000,000		3,464,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	37,764,724,928		37,764,724,928
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	60,199,425,564		60,199,425,564
	1000	INTERSUBSECTORIAL GOBIERNO	60,199,425,564		60,199,425,564
630		TRANSFERENCIAS	473,982		473,982
	1000	INTERSUBSECTORIAL GOBIERNO	473,982		473,982
TOTAL PRESUPUESTO SECCION			203,518,636,098		203,518,636,098

SECCION: 0324

SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		48,181,120,576	48,181,120,576
C.		PRESUPUESTO DE INVERSION		29,177,000,000	29,177,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		1,050,000,000	1,050,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,050,000,000	1,050,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		2,365,000,000	2,365,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		650,000,000	650,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,715,000,000	1,715,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		24,462,000,000	24,462,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		24,462,000,000	24,462,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,300,000,000	1,300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,300,000,000	1,300,000,000
TOTAL PRESUPUESTO SECCION				77,358,120,576	77,358,120,576

SECCION: 0325

FONDO NACIONAL DE REGALIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,148,305,039		3,148,305,039
C.		PRESUPUESTO DE INVERSION	906,936,000,000		906,936,000,000
630		TRANSFERENCIAS	906,936,000,000		906,936,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	906,936,000,000		906,936,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		TOTAL PRESUPUESTO SECCION	910,084,305,039		910,084,305,039

SECCION: 0401

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	21,293,316,100		21,293,316,100
C.		PRESUPUESTO DE INVERSION	69,651,566,095		69,651,566,095
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	69,651,566,095		69,651,566,095
	1000	INTERSUBSECTORIAL GOBIERNO	69,651,566,095		69,651,566,095
		TOTAL PRESUPUESTO SECCION	90,944,882,195		90,944,882,195

SECCION: 0402

FONDO ROTATORIO DEL DANE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	20,149,890	1,106,865,059	1,127,014,949
C.		PRESUPUESTO DE INVERSION		9,686,000,000	9,686,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		9,686,000,000	9,686,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		9,686,000,000	9,686,000,000
		TOTAL PRESUPUESTO SECCION	20,149,890	10,792,865,059	10,813,014,949

SECCION: 0403

INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	32,076,347,837	6,041,257,970	38,117,605,807
C.		PRESUPUESTO DE INVERSION	64,429,000,000	44,140,000,000	108,569,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,280,000,000	46,000,000	2,326,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,280,000,000	46,000,000	2,326,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,210,000,000	2,217,000,000	5,427,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,210,000,000	2,217,000,000	5,427,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	165,000,000	1,048,000,000	1,213,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	165,000,000	1,048,000,000	1,213,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,581,000,000	469,000,000	3,050,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,581,000,000	469,000,000	3,050,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	15,296,000,000	38,197,000,000	53,493,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	15,296,000,000	38,197,000,000	53,493,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	40,590,000,000	83,000,000	40,673,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	40,590,000,000	83,000,000	40,673,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	307,000,000	2,080,000,000	2,387,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	307,000,000	2,080,000,000	2,387,000,000
TOTAL PRESUPUESTO SECCION			96,505,347,837	50,181,257,970	146,686,605,807

SECCION: 0501

DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,695,200,000		9,695,200,000
C.		PRESUPUESTO DE INVERSION	3,500,000,000		3,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,500,000,000		3,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,500,000,000		3,500,000,000
TOTAL PRESUPUESTO SECCION			13,195,200,000		13,195,200,000

SECCION: 0503

ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		33,653,400,000	33,653,400,000
C.		PRESUPUESTO DE INVERSION		68,866,900,000	68,866,900,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		12,288,900,000	12,288,900,000
	705	EDUCACION SUPERIOR		12,288,900,000	12,288,900,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		2,884,000,000	2,884,000,000
	705	EDUCACION SUPERIOR		2,884,000,000	2,884,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		309,000,000	309,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		309,000,000	309,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		5,655,000,000	5,655,000,000
	705	EDUCACION SUPERIOR		5,655,000,000	5,655,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		23,433,000,000	23,433,000,000
	700	INTERSUBSECTORIAL EDUCACION		4,481,000,000	4,481,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		8,034,000,000	8,034,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD		10,918,000,000	10,918,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		23,164,000,000	23,164,000,000
	705	EDUCACION SUPERIOR		19,868,000,000	19,868,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		3,296,000,000	3,296,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,133,000,000	1,133,000,000
	705	EDUCACION SUPERIOR		1,133,000,000	1,133,000,000
TOTAL PRESUPUESTO SECCION				102,520,300,000	102,520,300,000

SECCION: 0601

DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD (DAS)

			APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	267,297,890,000		267,297,890,000
TOTAL PRESUPUESTO SECCION			267,297,890,000		267,297,890,000

SECCION: 0602

FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	15,985,000,000	33,989,953,000	49,974,953,000
C.		PRESUPUESTO DE INVERSION		50,842,000,000	50,842,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		10,100,000,000	10,100,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		10,100,000,000	10,100,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		25,442,000,000	25,442,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		25,442,000,000	25,442,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		7,000,000,000	7,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		7,000,000,000	7,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,000,000,000	4,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		4,000,000,000	4,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,300,000,000	4,300,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		4,300,000,000	4,300,000,000
TOTAL PRESUPUESTO SECCION			15,985,000,000	84,831,953,000	100,816,953,000

SECCION: 0901

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE LA ECONOMIA SOLIDARIA - DANSOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,456,041,696		4,456,041,696
C.		PRESUPUESTO DE INVERSION	3,156,000,000		3,156,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	225,000,000		225,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	225,000,000		225,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,080,917,200		2,080,917,200
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	2,080,917,200		2,080,917,200
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	197,230,000		197,230,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	197,230,000		197,230,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	300,000,000		300,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	300,000,000		300,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	352,852,800		352,852,800
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	352,852,800		352,852,800
TOTAL PRESUPUESTO SECCION			7,612,041,696		7,612,041,696

SECCION: 1101

MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	194,851,381,300		194,851,381,300
TOTAL PRESUPUESTO SECCION			194,851,381,300		194,851,381,300

SECCION: 1102

FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	62,344,389,792	109,344,800,000	171,689,189,792
C.		PRESUPUESTO DE INVERSION	3,883,000,000	9,328,000,000	13,211,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	291,650,000	658,350,000	950,000,000
	1002	RELACIONES EXTERIORES	291,650,000	658,350,000	950,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,314,600,000	2,441,400,000	3,756,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,314,600,000	2,441,400,000	3,756,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	157,500,000	292,500,000	450,000,000
	1002	RELACIONES EXTERIORES	157,500,000	292,500,000	450,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	560,000,000	1,040,000,000	1,600,000,000
	1002	RELACIONES EXTERIORES	560,000,000	1,040,000,000	1,600,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,106,000,000	4,054,000,000	5,160,000,000
	1002	RELACIONES EXTERIORES	1,106,000,000	4,054,000,000	5,160,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	453,250,000	841,750,000	1,295,000,000
	1002	RELACIONES EXTERIORES	453,250,000	841,750,000	1,295,000,000
TOTAL PRESUPUESTO SECCION			66,227,389,792	118,672,800,000	184,900,189,792

SECCION: 1301

MINISTERIO DE HACIENDA Y CREDITO PUBLICO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,762,569,643,746		6,762,569,643,746
C.		PRESUPUESTO DE INVERSION	1,508,797,246,509		1,508,797,246,509
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	7,000,000,000		7,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	7,000,000,000		7,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	17,691,501,815		17,691,501,815
	1000	INTERSUBSECTORIAL GOBIERNO	17,691,501,815		17,691,501,815
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	39,768,522,500		39,768,522,500
	1000	INTERSUBSECTORIAL GOBIERNO	39,768,522,500		39,768,522,500
630		TRANSFERENCIAS	1,444,337,222,194		1,444,337,222,194

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	870,837,222,194		870,837,222,194
	1000	INTERSUBSECTORIAL GOBIERNO	573,500,000,000		573,500,000,000
TOTAL PRESUPUESTO SECCION			8,271,366,890,255		8,271,366,890,255

SECCION: 1308

UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,251,984,519		9,251,984,519
C.		PRESUPUESTO DE INVERSION	3,697,000,000		3,697,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,231,000,000		3,231,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,231,000,000		3,231,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	466,000,000		466,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	466,000,000		466,000,000
TOTAL PRESUPUESTO SECCION			12,948,984,519		12,948,984,519

SECCION: 1309

SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		7,847,740,303	7,847,740,303
C.		PRESUPUESTO DE INVERSION		1,611,000,000	1,611,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,082,830,000	1,082,830,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,082,830,000	1,082,830,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		38,170,000	38,170,000
	1000	INTERSUBSECTORIAL GOBIERNO		38,170,000	38,170,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		490,000,000	490,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		490,000,000	490,000,000
TOTAL PRESUPUESTO SECCION				9,458,740,303	9,458,740,303

SECCION: 1310

UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	364,172,150,702	40,594,700,000	404,766,850,702

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	287,075,717,798		287,075,717,798
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	287,075,717,798		287,075,717,798
	1000	INTERSUBSECTORIAL GOBIERNO	287,075,717,798		287,075,717,798
TOTAL PRESUPUESTO SECCION			651,247,868,500	40,594,700,000	691,842,568,500

SECCION: 1312

UNIDAD DE INFORMACION Y ANALISIS FINANCIERO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,283,611,231		6,283,611,231
TOTAL PRESUPUESTO SECCION			6,283,611,231		6,283,611,231

SECCION: 1313

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,500,000,000	123,273,787,171	127,773,787,171
C.		PRESUPUESTO DE INVERSION		10,910,000,000	10,910,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,531,541,000	1,531,541,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,531,541,000	1,531,541,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		8,066,670,000	8,066,670,000
	1000	INTERSUBSECTORIAL GOBIERNO		8,066,670,000	8,066,670,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		974,308,000	974,308,000
	1000	INTERSUBSECTORIAL GOBIERNO		974,308,000	974,308,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		242,253,000	242,253,000
	1000	INTERSUBSECTORIAL GOBIERNO		242,253,000	242,253,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO		47,614,000	47,614,000
	1000	INTERSUBSECTORIAL GOBIERNO		47,614,000	47,614,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		47,614,000	47,614,000
	1000	INTERSUBSECTORIAL GOBIERNO		47,614,000	47,614,000
TOTAL PRESUPUESTO SECCION			4,500,000,000	134,183,787,171	138,683,787,171

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1314			
		UNIDAD ADMINISTRATIVA ESPECIAL DE GESTION PENSIONAL Y CONTRIBUCIONES PARAFISCALES DE LA PROTECCION SOCIAL - UGPP			
A.		PRESUPUESTO DE FUNCIONAMIENTO	23,933,618,001	1,030,000,000	24,963,618,001
C.		PRESUPUESTO DE INVERSION	5,000,000,000		5,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	500,000,000		500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,500,000,000		4,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,500,000,000		4.500,000,000
TOTAL PRESUPUESTO SECCION			28,933,618,001	1,030,000,000	29,963,618,001
		SECCION: 1401			
		SERVICIO DE LA DEUDA PUBLICA NACIONAL			
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	35,376,562,718,149		35,376,562,718,149
TOTAL PRESUPUESTO SECCION			35,376,562,718,149		35,376,562,718,149
		SECCION: 1501			
		MINISTERIO DE DEFENSA NACIONAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	9.114,984,172,000		9,114,984,172,000
C.		PRESUPUESTO DE INVERSION	1,186,399,510,800		1,186,399,510,800
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	138,547,650,060		138,547,650,060
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	99,324,000,000		99,324,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	30,280,000,000		30,280,000,000
	607	TRANSPORTE MARITIMO	750,000,000		750,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	1,620,800,000		1,620,800,000
	1400	INTERSUBSECTORIAL VIVIENDA	6,572,850,060		6,572,850,060
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,738,000,000		7,738.000,000
	101	DEFENSA Y SEGURIDAD INTERNA	7,738,000,000		7,738,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	27,367,000,000		27,367,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	7,726,000,000		7,726,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	15,741,000,000		15,741,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1201	ACUEDUCTO Y ALCANTARILLADO	3,900,000,000		3,900,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	593,514,694,741		593,514,694,741
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	423,367,000,000		423,367,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	151,147,694,741		151,147,694,741
	102	DEFENSA Y SEGURIDAD EXTERNA	5,000,000,000		5,000,000,000
	300	INTERSUBSECTORIAL SALUD	14,000,000,000		14,000,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	405,592,965,999		405,592,965,999
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	309,389,965,999		309,389,965,999
	101	DEFENSA Y SEGURIDAD INTERNA	96,203,000,000		96,203,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	5,900,000,000		5,900,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,900,000,000		3,900,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	2,000,000,000		2,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	4,300,000,000		4,300,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	4,300,000,000		4,300,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	939,200,000		939,200,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	939,200,000		939,200,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	2,500,000,000		2,500,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	2,500,000,000		2,500,000,000
TOTAL PRESUPUESTO SECCION			10,301,383,682,800		10,301,383,682,800

SECCION: 1503

CAJA DE RETIRO DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,422,313,696,005	172,233,169,012	1,594,546,865,017
C.		PRESUPUESTO DE INVERSION		5,758,758,382	5,758,758,382
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,181,512,333	5,181,512,333
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		5,181,512,333	5,181,512,333
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		577,246,049	577,246,049

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		577,246,049	577,246,049
TOTAL PRESUPUESTO SECCION			1,422,313,696,005	177,991,927,394	1,600,305,623,399

SECCION: 1507

INSTITUTO CASAS FISCALES DEL EJERCITO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		19,450,126,180	19,450,126,180
C.		PRESUPUESTO DE INVERSION		14,131,000,000	14,131,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		10,586,000,000	10,586,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		10,412,000,000	10,412,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		174,000,000	174,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,545,000,000	3,545,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		3,545,000,000	3,545,000,000
TOTAL PRESUPUESTO SECCION				33,581,126,180	33,581,126,180

SECCION: 1508

DEFENSA CIVIL COLOMBIANA, GUILLERMO LEON VALENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	17,255,645,000	2,719,200,000	19,974,845,000
C.		PRESUPUESTO DE INVERSION	645,000,000	1,000,000,000	1,645,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	200,000,000		200,000,000
	103	DEFENSA CIVIL	200,000,000		200,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	200,000,000	1,000,000,000	1,200,000,000
	103	DEFENSA CIVIL	200,000,000	1,000,000,000	1,200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	245,000,000		245,000,000
	103	DEFENSA CIVIL	245,000,000		245,000,000
TOTAL PRESUPUESTO SECCION			17,900,645,000	3,719,200,000	21,619,845,000

SECCION: 1510

CLUB MILITAR DE OFICIALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		30,329,450,000	30,329,450,000
C.		PRESUPUESTO DE INVERSION		5,680,000,000	5,680,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		4,219,000,000	4,219,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		4,219,000,000	4,219,000,000
640		INVERSIONES Y APORTES FINANCIEROS		1,461,000,000	1,461,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,461,000,000	1,461,000,000
TOTAL PRESUPUESTO SECCION				36,009,450,000	36,009,450,000

SECCION: 1511

CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,763,923,163,945	160,950,112,624	1,924,873,276,569
C.		PRESUPUESTO DE INVERSION		1,785,700,000	1,785,700,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		1,785,700,000	1,785,700,000
	101	DEFENSA Y SEGURIDAD INTERNA		1,785,700,000	1,785,700,000
TOTAL PRESUPUESTO SECCION			1,763,923,163,945	162,735,812,624	1,926,658,976,569

SECCION: 1512

FONDO ROTATORIO DE LA POLICIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		290,314,662,000	290,314,662,000
C.		PRESUPUESTO DE INVERSION		17,000,000,000	17,000,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		17,000,000,000	17,000,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		17,000,000,000	17,000,000,000
TOTAL PRESUPUESTO SECCION				307,314,662,000	307,314,662,000

SECCION: 1516

SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		8,037,004,186	8,037,004,186
C.		PRESUPUESTO DE INVERSION		6,000,000,000	6,000,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,500,000,000	1,500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,500,000,000	1,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,300,000,000	2,300,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,300,000,000	2,300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		500,000,000	500,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		500,000,000	500,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,700,000,000	1,700,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,700,000,000	1,700,000,000
TOTAL PRESUPUESTO SECCION				14,037,004,186	14,037,004,186

SECCION: 1519

HOSPITAL MILITAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	18,608,770,000	173,659,023,000	192,267,793,000
C.		PRESUPUESTO DE INVERSION	8,130,000,000		8,130,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,000,000,000		4,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	4,000,000,000		4,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	500,000,000		500,000,000
	304	SERVICIOS INTEGRALES DE SALUD	500,000,000		500,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,000,000,000		1,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,130,000,000		1,130,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	500,000,000		500,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	630,000,000		630,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,500,000,000		1,500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,500,000,000		1,500,000,000
TOTAL PRESUPUESTO SECCION			26,738,770,000	173,659,023,000	200,397,793,000

SECCION: 1520

AGENCIA LOGISTICA DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		874,162,493,889	874,162,493,889
C.		PRESUPUESTO DE INVERSION		15,100,000,000	15,100,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		500,000,000	500,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		500,000,000	500,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		10,000,000,000	10,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		10,000,000,000	10,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		2,000,000,000	2,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,000,000,000	2,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		2,600,000,000	2,600,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,600,000,000	2,600,000,000
TOTAL PRESUPUESTO SECCION				889,262,493,889	889,262,493,889

SECCION: 1601

POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	5,855,128,768,565		5,855,128,768,565
C.		PRESUPUESTO DE INVERSION	204,826,489,200		204,826,489,200
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	88,431,675,315		88,431,675,315
	101	DEFENSA Y SEGURIDAD INTERNA	88,431,675,315		88,431,675,315
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	700,000,000		700,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	700,000,000		700,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	115,694,813,885		115,694,813,885
	101	DEFENSA Y SEGURIDAD INTERNA	111,000,000,000		111,000,000,000
	300	INTERSUBSECTORIAL SALUD	4,694,813,885		4,694,813,885
TOTAL PRESUPUESTO SECCION			6,059,955,257,765		6,059,955,257,765

SECCION: 1701

MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	166,725,500,000		166,725,500,000
C.		PRESUPUESTO DE INVERSION	952,004,803,000		952,004,803,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	4,000,000,000		4,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,000,000,000		4,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,500,000,000		3,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3,500,000,000		3,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	39,000,000,000		39,000,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1100	INTERSUBSECTORIAL AGROPECUARIO	39,000,000,000		39,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	13,000,000,000		13,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	13,000,000,000		13,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	58,500,000,000		58,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	58,500,000,000		58,500,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	16,000,000,000		16,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	16,000,000,000		16,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	561,500,000,000		561,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	510,000,000,000		510,000,000,000
	1104	PESCA Y ACUICULTURA	1,500,000,000		1,500,000,000
	1106	COMERCIALIZACION	50,000,000,000		50,000,000,000
610		CREDITOS	95,000,000,000		95,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	95,000,000,000		95,000,000,000
620		SUBSIDIOS DIRECTOS	153,504,803,000		153,504,803,000
	1401	SOLUCIONES DE VIVIENDA RURAL	153,504,803,000		153,504,803,000
630		TRANSFERENCIAS	8,000,000,000		8,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	8,000,000,000		8,000,000,000
TOTAL PRESUPUESTO SECCION			1,118,730,303,000		1,118,730,303,000

SECCION: 1702

INSTITUTO COLOMBIANO AGROPECUARIO (ICA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	55,859,700,000	2,849,900,000	58,709,600,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	270,000,000		270,000,000
C.		PRESUPUESTO DE INVERSION	31,215,700,000	38,284,300,000	69,500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,500,000,000	3,000,000,000	4,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	1,500,000,000	3,000,000,000	4,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	29,715,700,000	35,284,300,000	65,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	29,715,700,000	35,284,300,000	65,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			87,345,400,000	41,134,200,000	128,479,600,000

SECCION: 1713

INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	48,547,100,000	5,090,200,000	53,637,300,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	54,400,000		54,400,000
C.		PRESUPUESTO DE INVERSION	367,832,089,593	16,916,340,000	384,748,429,593
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	141,347,000,000	13,629,740,000	154,976,740,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	141,347,000,000	13,629,740,000	154,976,740,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	78,500,000,000		78,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	12,000,000,000		12,000,000,000
	1107	TENENCIA DE LA TIERRA	66,500,000,000		66,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,485,089,593	786,260,000	11,271,349,593
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	10,485,089,593	786,260,000	11,271,349,593
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	10,000,000,000		10,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	10,000,000,000		10,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	7,500,000,000	2,500,340,000	10,000,340,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3,500,000,000		3,500,000,000
	1104	PESCA Y ACUICULTURA	4,000,000,000	2,500,340,000	6,500,340,000
620		SUBSIDIOS DIRECTOS	120,000,000,000		120,000,000,000
	1107	TENENCIA DE LA TIERRA	120,000,000,000		120,000,000,000
TOTAL PRESUPUESTO SECCION			416,433,589,593	22,006,540,000	438,440,129,593

SECCION: 2101

MINISTERIO DE MINAS Y ENERGIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	42,986,700,000		42,986,700,000
C.		PRESUPUESTO DE INVERSION	1,456,393,000,000		1,456,393,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	1,500,000,000		1,500,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,500,000,000		1,500,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,142,000,000		1,142,000,000
	504	DISTRIBUCION ELECTRICA	1,142,000,000		1,142,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,050,000,000		1,050,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,050,000,000		1,050,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,921,000,000		4,921,000,000
	207	MINERIA	2,000,000,000		2,000,000,000
	500	INTERSUBSECTORIAL ENERGIA	2,921,000,000		2,921,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	6,032,000,000		6,032,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	3,000,000,000		3,000,000,000
	207	MINERIA	2,532,000,000		2,532,000,000
	501	GENERACION ELECTRICA	500,000,000		500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	6,044,000,000		6,044,000,000
	500	INTERSUBSECTORIAL ENERGIA	3,000,000,000		3,000,000,000
	501	GENERACION ELECTRICA	3,044,000,000		3,044,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	1,860,000,000		1,860,000,000
	207	MINERIA	1,860,000,000		1,860,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,300,000,000		1,300,000,000
	1301	REGLAMENTACION DEL TRABAJO	700,000,000		700,000,000
	1502	PARTICIPACION COMUNITARIA	600,000,000		600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,800,000,000		2,800,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,700,000,000		1,700,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	1,100,000,000		1,100,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	4,200,000,000		4,200,000,000
	500	INTERSUBSECTORIAL ENERGIA	4,200,000,000		4,200,000,000
620		SUBSIDIOS DIRECTOS	937,361,000,000		937,361,000,000
	500	INTERSUBSECTORIAL ENERGIA	904,361,000,000		904,361,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	33,000,000,000		33,000,000,000
630		TRANSFERENCIAS	488,183,000,000		488,183,000,000
	500	INTERSUBSECTORIAL ENERGIA	488,183,000,000		488,183,000,000
TOTAL PRESUPUESTO SECCION			1,499,379,700,000		1,499,379,700,000

SECCION: 2103

INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		33,412,100,000	33,412,100,000
C.		PRESUPUESTO DE INVERSION	6,000,000,000	99,100,100,000	105,100,100,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	6,000,000,000		6,000,000,000
	207	MINERIA	6,000,000,000		6,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		83,871,100,000	83,871,100,000
	207	MINERIA		82,771,100,000	82,771,100,000
	903	MITIGACION		1,100,000,000	1,100,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		6,200,000,000	6,200,000,000
	207	MINERIA		6,200,000,000	6,200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		9,029,000,000	9,029,000,000
	207	MINERIA		9,029,000,000	9,029,000,000
TOTAL PRESUPUESTO SECCION			6,000,000,000	132,512,200,000	138,512,200,000

SECCION: 2109

UNIDAD DE PLANEACION MINERO ENERGETICA - UPME

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		5,040,600,000	5,040,600,000
C.		PRESUPUESTO DE INVERSION		18,095,800,000	18,095,800,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		7,105,800,000	7,105,800,000
	500	INTERSUBSECTORIAL ENERGIA		7,105,800,000	7,105,800,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		2,050,000,000	2,050,000,000
	500	INTERSUBSECTORIAL ENERGIA		2,050,000,000	2,050,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,800,000,000	1,800,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	207	MINERIA		1,800,000,000	1,800,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		7,140,000,000	7,140,000,000
	500	INTERSUBSECTORIAL ENERGIA		5,040,000,000	5,040,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,100,000,000	2,100,000,000
TOTAL PRESUPUESTO SECCION				23,136,400,000	23,136,400,000

SECCION: 2110

INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	11,058,800,000	13,023,200,000	24,082,000,000
C.		PRESUPUESTO DE INVERSION		25,150,000,000	25,150,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		8,000,000,000	8,000,000,000
	500	INTERSUBSECTORIAL ENERGIA		8,000,000,000	8,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		17,150,000,000	17,150,000,000
	500	INTERSUBSECTORIAL ENERGIA		17,150,000,000	17,150,000,000
TOTAL PRESUPUESTO SECCION			11,058,800,000	38,173,200,000	49,232,000,000

SECCION: 2111

AGENCIA NACIONAL DE HIDROCARBUROS - ANH

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		633,912,300,000	633,912,300,000
C.		PRESUPUESTO DE INVERSION		390,000,000,000	390,000,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		15,000,000,000	15,000,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		15,000,000,000	15,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		7,500,000,000	7,500,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		7,500,000,000	7,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		5,000,000,000	5,000,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		5,000,000,000	5,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		362,500,000,000	362,500,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		362,500,000,000	362,500,000,000
TOTAL PRESUPUESTO SECCION				1,023,912,300,000	1,023,912,300,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2201			
		MINISTERIO DE EDUCACION NACIONAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	20,278,713,001,176		20,278,713,001,176
C.		PRESUPUESTO DE INVERSION	933,995,283,073		933,995,283,073
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	114,488,833,348		114,488,833,348
	700	INTERSUBSECTORIAL EDUCACION	114,488,833,348		114,488,833,348
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	107,000,000,000		107,000,000,000
	703	EDUCACION SECUNDARIA	107,000,000,000		107,000,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	557,409,099		557,409,099
	700	INTERSUBSECTORIAL EDUCACION	557,409,099		557,409,099
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	120,716,469,136		120,716,469,136
	700	INTERSUBSECTORIAL EDUCACION	70,727,159,951		70,727,159,951
	705	EDUCACION SUPERIOR	41,163,082,119		41,163,082,119
	706	EDUCACION DE ADULTOS	8,826,227,066		8,826,227,066
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	26,608,946,842		26,608,946,842
	700	INTERSUBSECTORIAL EDUCACION	26,608,946,842		26,608,946,842
610		CREDITOS	2,225,960,609		2,225,960,609
	705	EDUCACION SUPERIOR	2,225,960,609		2,225,960,609
620		SUBSIDIOS DIRECTOS	367,689,204,348		367,689,204,348
	701	EDUCACION PREESCOLAR	234,231,969,406		234,231,969,406
	703	EDUCACION SECUNDARIA	29,515,881,302		29,515,881,302
	705	EDUCACION SUPERIOR	103,941,353,640		103,941,353,640
630		TRANSFERENCIAS	90,306,741,438		90,306,741,438
	705	EDUCACION SUPERIOR	90,306,741,438		90,306,741,438
640		INVERSIONES Y APORTES FINANCIEROS	104,401,718,253		104,401,718,253
	705	EDUCACION SUPERIOR	104,401,718,253		104,401,718,253
TOTAL PRESUPUESTO SECCION			21,212,708,284,249		21,212,708,284,249

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2209			
		INSTITUTO NACIONAL PARA SORDOS (INSOR)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,496,149,276	54,455,045	2,550,604,321
C.		PRESUPUESTO DE INVERSION	725,560,000	250,000,000	975,560,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000		50,000,000
	707	EDUCACION ESPECIAL	50,000,000		50,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	318,089,000	120,000,000	438,089,000
	707	EDUCACION ESPECIAL	318,089,000	120,000,000	438,089,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	203,721,000	130,000,000	333,721,000
	707	EDUCACION ESPECIAL	203,721,000	130,000,000	333,721,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	153,750,000		153,750,000
	700	INTERSUBSECTORIAL EDUCACION	153,750,000		153,750,000
TOTAL PRESUPUESTO SECCION			3,221,709,276	304,455,045	3,526,164,321
		SECCION: 2210			
		INSTITUTO NACIONAL PARA CIEGOS (INCI)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,632,032,684	84,201,806	3,716,234,490
C.		PRESUPUESTO DE INVERSION	675,560,000	509,138,186	1,184,698,186
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	40,000,000	80,000,000	120,000,000
	707	EDUCACION ESPECIAL	40,000,000	80,000,000	120,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	635,560,000	429,138,186	1,064,698,186
	707	EDUCACION ESPECIAL	635,560,000	429,138,186	1,064,698,186
TOTAL PRESUPUESTO SECCION			4,307,592,684	593,339,992	4,900,932,676
		SECCION: 2234			
		INSTITUTO TECNICO CENTRAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,789,417,304	3,401,535,384	10,190,952,688
C.		PRESUPUESTO DE INVERSION	400,000,000	3,600,000,000	4,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	400,000,000	1,250,000,000	1,650,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	700	INTERSUBSECTORIAL EDUCACION	400,000,000	1,250,000,000	1,650,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		2,100,000,000	2,100,000,000
	700	INTERSUBSECTORIAL EDUCACION		2,100,000,000	2,100,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		250,000,000	250,000,000
	700	INTERSUBSECTORIAL EDUCACION		250,000,000	250,000,000
TOTAL PRESUPUESTO SECCION			7,189,417,304	7,001,535,384	14,190,952,688

SECCION: 2238

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	913,277,988	339,400,000	1,252,677,988
C.		PRESUPUESTO DE INVERSION	50,000,000	30,000,000	80,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000	30,000,000	80,000,000
	705	EDUCACION SUPERIOR	50,000,000	30,000,000	80,000,000
TOTAL PRESUPUESTO SECCION			963,277,988	369,400,000	1,332,677,988

SECCION: 2239

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,733,783,732	585,679,422	2,319,463,154
TOTAL PRESUPUESTO SECCION			1,733,783,732	585,679,422	2,319,463,154

SECCION: 2241

INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,545,525,917	1,587,399,309	6,132,925,226
C.		PRESUPUESTO DE INVERSION	50,000,000	200,000,000	250,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	50,000,000	200,000,000	250,000,000
	705	EDUCACION SUPERIOR	50,000,000	200,000,000	250,000,000
TOTAL PRESUPUESTO SECCION			4,595,525,917	1,787,399,309	6,382,925,226

SECCION: 2242

INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,295,974,749	932,770,857	3,228,745,606

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			2,295,974,749	932,770,857	3,228,745,606

SECCION: 2301

MINISTERIO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	110,036,500,000		110,036,500,000
C.		PRESUPUESTO DE INVERSION	9,418,100,000		9,418,100,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	3,386,100,000		3,386,100,000
	400	INTERSUBSECTORIAL COMUNICACIONES	3,386,100,000		3,386,100,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	400,000,000		400,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	400,000,000		400,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,632,000,000		5,632,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	5,632,000,000		5,632,000,000
TOTAL PRESUPUESTO SECCION			119,454,600,000		119,454,600,000

SECCION: 2306

FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		286,776,600,000	286,776,600,000
C.		PRESUPUESTO DE INVERSION	8,000,000,000	740,637,600,000	748,637,600,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		7,000,000,000	7,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		7,000,000,000	7,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		4,000,000,000	4,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		4,000,000,000	4,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,000,000,000	1,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		1,000,000,000	1,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		635,861,000,000	635,861,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		635,861,000,000	635,861,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	8,000,000,000	60,700,000,000	68,700,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	8,000,000,000	60,700,000,000	68,700,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		9,730,600,000	9,730,600,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	400	INTERSUBSECTORIAL COMUNICACIONES		9,730,600,000	9,730,600,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		663,000,000	663,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		663,000,000	663,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		21,233,000,000	21,233,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		6,500,000,000	6,500,000,000
	401	CORREO		14,733,000,000	14,733,000,000
630		TRANSFERENCIAS		450,000,000	450,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		450,000,000	450,000,000
TOTAL PRESUPUESTO SECCION			8,000,000,000	1,027,414,200,000	1,035,414,200,000

SECCION: 2307

COMISION NACIONAL DE TELEVISION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		123,170,284,000	123,170,284,000
TOTAL PRESUPUESTO SECCION				123,170,284,000	123,170,284,000

SECCION: 2401

MINISTERIO DE TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	78,027,900,000		78,027,900,000
C.		PRESUPUESTO DE INVERSION	223,064,000,000		223,064,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	400,000,000		400,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	400,000,000		400,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	250,000,000		250,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	250,000,000		250,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,044,000,000		4,044,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	4,044,000,000		4,044,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,370,000,000		4,370,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	4,370,000,000		4,370,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	4,200,000,000		4,200,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	4,200,000,000		4,200,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	200,000,000		200,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	200,000,000		200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	88,600,000,000		88,600,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	87,400,000,000		87,400,000,000
	604	RED URBANA	1,200,000,000		1,200,000,000
630		TRANSFERENCIAS	121,000,000,000		121,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	59,000,000,000		59,000,000,000
	604	RED URBANA	25,000,000,000		25,000,000,000
	606	TRANSPORTE FLUVIAL	37,000,000,000		37,000,000,000
TOTAL PRESUPUESTO SECCION			301,091,900,000		301,091,900,000

SECCION: 2402

INSTITUTO NACIONAL DE VIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	111,814,700,000	20,631,300,000	132,446,000,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	64,650,740,000		64,650,740,000
C.		PRESUPUESTO DE INVERSION	1,699,421,000,000	313,152,647,678	2,012,573,647,678
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	585,257,525,786	14,300,000,000	599,557,525,786
	600	INTERSUBSECTORIAL TRANSPORTE	321,127,000,000	14,300,000,000	335,427,000,000
	601	RED TRONCAL NACIONAL	262,830,525,786		262,830,525,786
	603	CAMINOS VECINALES	500,000,000		500,000,000
	606	TRANSPORTE FLUVIAL	800,000,000		800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,020,663,474,214	237,963,834,147	1,258,627,308,361
	600	INTERSUBSECTORIAL TRANSPORTE	784,363,474,214	58,100,000,000	842,463,474,214
	601	RED TRONCAL NACIONAL	223,300,000,000	88,338,606,833	311,638,606,833
	603	CAMINOS VECINALES	1,000,000,000		1,000,000,000
	605	TRANSPORTE FERREO	1,000,000,000	100,000,000	1,100,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	606	TRANSPORTE FLUVIAL	11.000,000,000		11,000,000,000
	607	TRANSPORTE MARITIMO		91,425,227,314	91,425,227,314
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	3,000,000,000	1,062,722,461	4,062,722,461
	600	INTERSUBSECTORIAL TRANSPORTE	3,000,000,000	1,062,722,461	4,062,722,461
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	2,500,000,000	500,000,000	3,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	2,500,000,000	500,000,000	3,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	10,500,000,000	8,000,000,000	18,500,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	10,500,000,000	8,000,000,000	18,500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		3,700,000,000	3,700,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		3,700,000,000	3,700,000,000
420		ESTUDIOS DE PREINVERSION	70,000,000,000	651,168,131	70,651,168,131
	600	INTERSUBSECTORIAL TRANSPORTE	70,000,000,000	651,168,131	70,651,168,131
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	300,000,000		300,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	300,000,000		300,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		605,000,000	605,000,000
	700	INTERSUBSECTORIAL EDUCACION		605,000,000	605,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	7,200,000,000	46,369,922,939	53,569,922,939
	600	INTERSUBSECTORIAL TRANSPORTE	7,200,000,000	46,369,922,939	53,569,922,939
TOTAL PRESUPUESTO SECCION			1,875,886,440,000	333,783,947,678	2,209,670,387,678

SECCION: 2412

UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		215,487,000,000	215,487,000,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA		1,700,200,000	1,700,200,000
C.		PRESUPUESTO DE INVERSION	28,278,000,000	211,444,000,000	239,722,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	15,000,000,000	19,824,000,000	34,824,000,000
	608	TRANSPORTE AEREO	15,000,000,000	19,824,000,000	34,824,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,307,000,000	5,307,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	608	TRANSPORTE AEREO		5,307,000,000	5,307,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		46,561,000,000	46,561,000,000
	608	TRANSPORTE AEREO		46,561,000,000	46,561,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	278,000,000	1,279,900,000	1,557,900,000
	608	TRANSPORTE AEREO	278,000,000	1,279,900,000	1,557,900,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	13,000,000,000	101,057,600,000	114,057,600,000
	608	TRANSPORTE AEREO	13,000,000,000	101,057,600,000	114,057,600,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		22,414,500,000	22,414,500,000
	608	TRANSPORTE AEREO		22,414,500,000	22,414,500,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		2,000,000,000	2,000,000,000
	608	TRANSPORTE AEREO		2,000,000,000	2,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		1,700,000,000	1,700,000,000
	608	TRANSPORTE AEREO		1,700,000,000	1,700,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		11,300,000,000	11,300,000,000
	608	TRANSPORTE AEREO		11,300,000,000	11,300,000,000
TOTAL PRESUPUESTO SECCION			28,278,000,000	428,631,200,000	456,909,200,000

SECCION: 2413

INSTITUTO NACIONAL DE CONCESIONES - INCO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,337,300,000	11,810,000,000	13,147,300,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	293,266,000,000		293,266,000,000
C.		PRESUPUESTO DE INVERSION	2,277,821,000,000	165,728,601,008	2,443,549,601,008
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,626,166,100,000	137,252,328,806	1,763,418,428,806
	600	INTERSUBSECTORIAL TRANSPORTE	1,012,136,100,000		1,012,136,100,000
	601	RED TRONCAL NACIONAL	614,030,000,000	30,120,000,000	644,150,000,000
	605	TRANSPORTE FERREO		107,132,328,806	107,132,328,806
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	651,654,900,000	28,476,272,202	680,131,172,202

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	651,654,900,000	28,476,272,202	680,131,172,202
TOTAL PRESUPUESTO SECCION			2,572,424,300,000	177,538,601,008	2,749,962,901,008

SECCION: 2501

PROCURADURIA GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	339,981,934,864		339,981,934,864
C.		PRESUPUESTO DE INVERSION	30,924,000,000		30,924,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,000,000,000		7,000,000,000
	803	ADMINISTRACION DE JUSTICIA	7,000,000,000		7,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,500,000,000		1,500,000,000
	803	ADMINISTRACION DE JUSTICIA	1,500,000,000		1,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,700,000,000		4,700,000,000
	800	INTERSUBSECTORIAL JUSTICIA	4,700,000,000		4,700,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,100,000,000		2,100,000,000
	803	ADMINISTRACION DE JUSTICIA	2,100,000,000		2,100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	700,000,000		700,000,000
	800	INTERSUBSECTORIAL JUSTICIA	700,000,000		700,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	13,024,000,000		13,024,000,000
	800	INTERSUBSECTORIAL JUSTICIA	13,024,000,000		13,024,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,900,000,000		1,900,000,000
	800	INTERSUBSECTORIAL JUSTICIA	1,300,000,000		1,300,000,000
	803	ADMINISTRACION DE JUSTICIA	600,000,000		600,000,000
TOTAL PRESUPUESTO SECCION			370,905,934,864		370,905,934,864

SECCION: 2502

DEFENSORIA DEL PUEBLO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	226,307,672,757		226,307,672,757
C.		PRESUPUESTO DE INVERSION	9,786,000,000		9,786,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,500,000,000		2,500,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	800	INTERSUBSECTORIAL JUSTICIA	2,500,000,000		2,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	3,050,000,000		3,050,000,000
	800	INTERSUBSECTORIAL JUSTICIA	250,000,000		250,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	2,800,000,000		2,800,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	486,000,000		486,000,000
	800	INTERSUBSECTORIAL JUSTICIA	250,000,000		250,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	236,000,000		236,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,150,000,000		1,150,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	1,150,000,000		1,150,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,600,000,000		2,600,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	2,600,000,000		2,600,000,000
TOTAL PRESUPUESTO SECCION			236,093,672,757		236,093,672,757

SECCION: 2601

CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	277,885,924,570		277,885,924,570
C.		PRESUPUESTO DE INVERSION	43,500,000,000		43,500,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	790,000,000		790,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	790,000,000		790,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	4,300,000,000		4,300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,300,000,000		4,300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	10,926,700,000		10,926,700,000
	1000	INTERSUBSECTORIAL GOBIERNO	10,926,700,000		10,926,700,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,369,300,000		2,369,300,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,369,300,000		2,369,300,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,421,000,000		1,421,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	1,421,000,000		1,421,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	23,693,000,000		23,693,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	23,693,000,000		23,693,000,000
TOTAL PRESUPUESTO SECCION			321,385,924,570		321,385,924,570

SECCION: 2602

FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	24,904,169,635	25,431,882,887	50,336,052,522
C.		PRESUPUESTO DE INVERSION		5,463,000,000	5,463,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,463,000,000	5,463,000,000
	700	INTERSUBSECTORIAL EDUCACION		5,463,000,000	5,463,000,000
TOTAL PRESUPUESTO SECCION			24,904,169,635	30,894,882,887	55,799,052,522

SECCION: 2701

RAMA JUDICIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,879,217,267,547		1,879,217,267,547
C.		PRESUPUESTO DE INVERSION	230,441,737,145		230,441,737,145
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	60,973,703,000		60,973,703,000
	803	ADMINISTRACION DE JUSTICIA	60,973,703,000		60,973,703,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	20,606,377,777		20,606,377,777
	803	ADMINISTRACION DE JUSTICIA	20,606,377,777		20,606,377,777
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	45,400,000,000		45,400,000,000
	803	ADMINISTRACION DE JUSTICIA	45,400,000,000		45,400,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	70,287,163,652		70,287,163,652
	803	ADMINISTRACION DE JUSTICIA	70,287,163,652		70,287,163,652
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	14,502,154,696		14,502,154,696
	803	ADMINISTRACION DE JUSTICIA	14,502,154,696		14,502,154,696
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	250,493,064		250,493,064
	803	ADMINISTRACION DE JUSTICIA	250,493,064		250,493,064

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,337,203,792		2,337,203,792
	803	ADMINISTRACION DE JUSTICIA	2,337,203,792		2,337,203,792
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	16,084,641,164		16,084,641,164
	1000	INTERSUBSECTORIAL GOBIERNO	16,084,641,164		16,084,641,164
TOTAL PRESUPUESTO SECCION			2,109,659,004,692		2,109,659,004,692

SECCION: 2801

REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	395,327,779,186		395,327,779,186
C.		PRESUPUESTO DE INVERSION	44,568,103,000		44,568,103,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,971,103,000		1,971,103,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,971,103,000		1,971,103,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	37,041,000,000		37,041,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	37,041,000,000		37,041,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,556,000,000		4,556,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,556,000,000		4,556,000,000
TOTAL PRESUPUESTO SECCION			439,895,882,186		439,895,882,186

SECCION: 2802

FONDO ROTATORIO DE LA REGISTRADURIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		16,273,603,244	16,273,603,244
C.		PRESUPUESTO DE INVERSION		25,472,150,113	25,472,150,113
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		3,466,000,000	3,466,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		3,466,000,000	3,466,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		15,579,161,181	15,579,161,181
	1000	INTERSUBSECTORIAL GOBIERNO		15,579,161,181	15,579,161,181

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		859,000,000	859,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		859,000,000	859,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		2,000,000,000	2,000,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES		2,000,000,000	2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		3,567,988,932	3,567,988,932
	1000	INTERSUBSECTORIAL GOBIERNO		3,567,988,932	3,567,988,932
TOTAL PRESUPUESTO SECCION				41,745,753,357	41,745,753,357

SECCION: 2803

FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL

		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,440,046,688	7,374,200,000	9,814,246,688
TOTAL PRESUPUESTO SECCION			2,440,046,688	7,374,200,000	9,814,246,688

SECCION: 2901

FISCALIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,442,883,286,519		1,442,883,286,519
C.		PRESUPUESTO DE INVERSION	97,988,000,000		97,988,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	18,488,000,000		18,488,000,000
	803	ADMINISTRACION DE JUSTICIA	18,488,000,000		18,488,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	6,000,000,000		6,000,000,000
	803	ADMINISTRACION DE JUSTICIA	6,000,000,000		6,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	39,000,000,000		39,000,000,000
	803	ADMINISTRACION DE JUSTICIA	39,000,000,000		39,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	13,450,000,000		13,450,000,000
	803	ADMINISTRACION DE JUSTICIA	13,450,000,000		13,450,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	15,700,000,000		15,700,000,000
	803	ADMINISTRACION DE JUSTICIA	15,700,000,000		15,700,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,000,000,000		4,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	803	ADMINISTRACION DE JUSTICIA	4,000,000,000		4,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,350,000,000		1,350,000,000
	803	ADMINISTRACION DE JUSTICIA	1,350,000,000		1,350,000,000
TOTAL PRESUPUESTO SECCION			1,540,871,286,519		1,540,871,286,519

SECCION: 2902

INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	107,676,974,941	1,207,619,169	108,884,594,110
C.		PRESUPUESTO DE INVERSION	25,000,000,000		25,000,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,800,000,000		3,800,000,000
	803	ADMINISTRACION DE JUSTICIA	3,800,000,000		3,800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,950,000,000		2,950,000,000
	803	ADMINISTRACION DE JUSTICIA	2,950,000,000		2,950,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	11,330,000,000		11,330,000,000
	803	ADMINISTRACION DE JUSTICIA	11,330,000,000		11,330,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,300,000,000		2,300,000,000
	803	ADMINISTRACION DE JUSTICIA	2,300,000,000		2,300,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	200,000,000		200,000,000
	803	ADMINISTRACION DE JUSTICIA	200,000,000		200,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,200,000,000		1,200,000,000
	803	ADMINISTRACION DE JUSTICIA	1,200,000,000		1,200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,600,000,000		2,600,000,000
	803	ADMINISTRACION DE JUSTICIA	2,600,000,000		2,600,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	620,000,000		620,000,000
	803	ADMINISTRACION DE JUSTICIA	620,000,000		620,000,000
TOTAL PRESUPUESTO SECCION			132,676,974,941	1,207,619,169	133,884,594,110

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3201

MINISTERIO DE AMBIENTE, VIVIENDA Y DESARROLLO TERRITORIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,346,694,635,425		1,346,694,635,425
C.		PRESUPUESTO DE INVERSION	327,960,000,000		327,960,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	11,507,000,000		11,507,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	9,124,000,000		9,124,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	2,383,000,000		2,383,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,660,000,000		10,660,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	9,160,000,000		9,160,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	1,500,000,000		1,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	809,462,860		809,462,860
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	800,000,000		800,000,000
	901	CONSERVACION	9,462,860		9,462,860
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	836,000,000		836,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	836,000,000		836,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	10,904,000,000		10,904,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	7,054,000,000		7,054,000,000
	901	CONSERVACION	2,100,000,000		2,100,000,000
	902	MANEJO	1,750,000,000		1,750,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	600,000,000		600,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	600,000,000		600,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	10,600,000,000		10,600,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,050,000,000		1,050,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	9,550,000,000		9,550,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	69,361,287,140		69,361,287,140
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	31,334,259,223		31,334,259,223
	901	CONSERVACION	4,811,277,917		4,811,277,917

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	400,000,000		400,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	20,448,000,000		20,448,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	4,367,750,000		4,367,750,000
	1402	SOLUCIONES DE VIVIENDA URBANA	8,000,000,000		8,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	3,480,000,000		3,480,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	3,480,000,000		3,480,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	532,000,000		532,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	532,000,000		532,000,000
630		TRANSFERENCIAS	27,000,000,000		27,000,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	27,000,000,000		27,000,000,000
640		INVERSIONES Y APORTES FINANCIEROS	340,000,000		340,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	340,000,000		340,000,000
670		APOYO	181,330,250,000		181,330,250,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	177,330,250,000		177,330,250,000
	1201	ACUEDUCTO Y ALCANTARILLADO	4,000,000,000		4,000,000,000
TOTAL PRESUPUESTO SECCION			1,674,654,635,425		1,674,654,635,425

SECCION: 3202

INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	33,625,600,000		33,625,600,000
C.		PRESUPUESTO DE INVERSION	5,500,000,000	6,500,000,000	12,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,340,000,000	6,500,000,000	11,840,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	5,340,000,000	6,500,000,000	11,840,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	160,000,000		160,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	160,000,000		160,000,000
TOTAL PRESUPUESTO SECCION			39,125,600,000	6,500,000,000	45,625,600,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3204

FONDO NACIONAL AMBIENTAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	3,840,000,000	26,524,000,000	30,364,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,340,000,000		3,340,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	3,340,000,000		3,340,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000	26,524,000,000	27,024,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	500,000,000	25,843,000,000	26,343,000,000
	901	CONSERVACION		681,000,000	681,000,000
TOTAL PRESUPUESTO SECCION			3,840,000,000	26,524,000,000	30,364,000,000

SECCION: 3208

CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,169,000,000		2,169,000,000
TOTAL PRESUPUESTO SECCION			2,169,000,000		2,169,000,000

SECCION: 3209

CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,399,800,000		3,399,800,000
TOTAL PRESUPUESTO SECCION			3,399,800,000		3,399,800,000

SECCION: 3210

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA - CORPOURABA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,314,900,000		2,314,900,000
C.		PRESUPUESTO DE INVERSION	470,000,000		470,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	470,000,000		470,000,000
	902	MANEJO	470,000,000		470,000,000
TOTAL PRESUPUESTO SECCION			2,784,900,000		2,784,900,000

SECCION: 3211

CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,370,200,000		2,370,200,000
TOTAL PRESUPUESTO SECCION			2,370,200,000		2,370,200,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3212			
		CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO - CODECHOCO			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,369,700,000		1,369,700,000
C.		PRESUPUESTO DE INVERSION	570,000,000		570,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	570,000,000		570,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	570,000,000		570,000,000
TOTAL PRESUPUESTO SECCION			1,939,700,000		1,939,700,000
		SECCION: 3214			
		CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,385,200,000		1,385,200,000
TOTAL PRESUPUESTO SECCION			1,385,200,000		1,385,200,000
		SECCION: 3215			
		CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,709,800,000		1,709,800,000
TOTAL PRESUPUESTO SECCION			1,709,800,000		1,709,800,000
		SECCION: 3216			
		CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,658,900,000		1,658,900,000
TOTAL PRESUPUESTO SECCION			1,658,900,000		1,658,900,000
		SECCION: 3217			
		CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,325,500,000		2,325,500,000
TOTAL PRESUPUESTO SECCION			2,325,500,000		2,325,500,000
		SECCION: 3218			
		CORPORACIÓN AUTÓNOMA REGIONAL DE LA GUAJIRA (CORPOGUAJIRA)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,542,800,000		2,542,800,000
TOTAL PRESUPUESTO SECCION			2,542,800,000		2,542,800,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3219			
		CORPORACION AUTONOMA REGIONAL DEL CESAR (CORPOCESAR)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,870,200,000		1,870,200,000
TOTAL PRESUPUESTO SECCION			1,870,200,000		1,870,200,000
		SECCION: 3221			
		CORPORACION AUTONOMA REGIONAL DEL CAUCA (CRC)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,684,000,000		3,684,000,000
TOTAL PRESUPUESTO SECCION			3,684,000,000		3,684,000,000
		SECCION: 3222			
		CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,401,100,000		2,401,100,000
TOTAL PRESUPUESTO SECCION			2,401,100,000		2,401,100,000
		SECCION: 3223			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA - CORPOAMAZONIA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,574,600,000		1,574,600,000
C.		PRESUPUESTO DE INVERSION	260,000,000		260,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	260,000,000		260,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	260,000,000		260,000,000
TOTAL PRESUPUESTO SECCION			1,834,600,000		1,834,600,000
		SECCION: 3224			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA - CDA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,530,100,000		1,530,100,000
C.		PRESUPUESTO DE INVERSION	500,000,000		500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000		500,000,000
	902	MANEJO	500,000,000		500,000,000
TOTAL PRESUPUESTO SECCION			2,030,100,000		2,030,100,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3226			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA - CORALINA			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	1,500,700,000		1,500,700,000
C.		**PRESUPUESTO DE INVERSION**	435,000,000		435,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	80,000,000		80,000,000
	902	MANEJO	80,000,000		80,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	90,000,000		90,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	90,000,000		90,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	110,000,000		110,000,000
	902	MANEJO	110,000,000		110,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	155,000,000		155,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
	902	MANEJO	75,000,000		75,000,000
TOTAL PRESUPUESTO SECCION			1,935,700,000		1,935,700,000
		SECCION: 3227			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA - CORMACARENA			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	1,649,500,000		1,649,500,000
C.		**PRESUPUESTO DE INVERSION**	330,000,000		330,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	330,000,000		330,000,000
	901	CONSERVACION	330,000,000		330,000,000
TOTAL PRESUPUESTO SECCION			1,979,500,000		1,979,500,000
		SECCION: 3228			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE - CORPOMOJANA			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	1,490,500,000		1,490,500,000
C.		**PRESUPUESTO DE INVERSION**	405,000,000		405,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	60,000,000		60,000,000
	901	CONSERVACION	60,000,000		60,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	115,000,000		115,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	115,000,000		115,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	230,000,000		230,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	120,000,000		120,000,000
	902	MANEJO	110,000,000		110,000,000
TOTAL PRESUPUESTO SECCION			1,895,500,000		1,895,500,000

SECCION: 3229

CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)

	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,374,300,000		1,374,300,000
TOTAL PRESUPUESTO SECCION	1,374,300,000		1,374,300,000

SECCION: 3230

CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,577,400,000		1,577,400,000
C.		PRESUPUESTO DE INVERSION	400,000,000		400,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	200,000,000		200,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	200,000,000		200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	200,000,000		200,000,000
	902	MANEJO	200,000,000		200,000,000
TOTAL PRESUPUESTO SECCION			1,977,400,000		1,977,400,000

SECCION: 3231

CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)

	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,410,100,000		1,410,100,000
TOTAL PRESUPUESTO SECCION	1,410,100,000		1,410,100,000

SECCION: 3232

CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)

	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,612,600,000		1,612,600,000
TOTAL PRESUPUESTO SECCION	1,612,600,000		1,612,600,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3233			
		CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**1,427,900,000**		**1,427,900,000**
TOTAL PRESUPUESTO SECCION			**1,427,900,000**		**1,427,900,000**
		SECCION: 3234			
		CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**1,384,600,000**		**1,384,600,000**
TOTAL PRESUPUESTO SECCION			**1,384,600,000**		**1,384,600,000**
		SECCION: 3235			
		CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**1,537,000,000**		**1,537,000,000**
TOTAL PRESUPUESTO SECCION			**1,537,000,000**		**1,537,000,000**
		SECCION: 3236			
		CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**1,490,300,000**		**1,490,300,000**
TOTAL PRESUPUESTO SECCION			**1,490,300,000**		**1,490,300,000**
		SECCION: 3237			
		CORPORACION AUTONOMA REGIONAL DEL GUAVIO CORPOGUAVIO			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**588,900,000**		**588,900,000**
TOTAL PRESUPUESTO SECCION			**588,900,000**		**588,900,000**
		SECCION: 3238			
		CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE CARDIQUE			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**1,604,400,000**		**1,604,400,000**
TOTAL PRESUPUESTO SECCION			**1,604,400,000**		**1,604,400,000**
		SECCION: 3239			
		CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**1,697,000,000**		**1,697,000,000**
C.		**PRESUPUESTO DE INVERSION**	**460,000,000**		**460,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	90,000,000		90,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1202	MANEJO Y CONTROL DE RESIDUOS SOLIDOS Y LIQUIDOS	90,000,000		90,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	370,000,000		370,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	120,000,000		120,000,000
	902	MANEJO	250,000,000		250,000,000
TOTAL PRESUPUESTO SECCION			2,157,000,000		2,157,000,000

SECCION: 3241

FONDO NACIONAL DE VIVIENDA - FONVIVIENDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	55,900,000		55,900,000
C.		PRESUPUESTO DE INVERSION	927,000,000,000		927,000,000,000
620		SUBSIDIOS DIRECTOS	927,000,000,000		927,000,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	927,000,000,000		927,000,000,000
TOTAL PRESUPUESTO SECCION			927,055,900,000		927,055,900,000

SECCION: 3301

MINISTERIO DE CULTURA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	106,554,827,897		106,554,827,897
C.		PRESUPUESTO DE INVERSION	87,613,000,000		87,613,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,800,000,000		7,800,000,000
	709	ARTE Y CULTURA	7,800,000,000		7,800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	21,950,000,000		21,950,000,000
	709	ARTE Y CULTURA	1,450,000,000		1,450,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	20,500,000,000		20,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	16,150,000,000		16,150,000,000
	709	ARTE Y CULTURA	16,150,000,000		16,150,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	26,413,000,000		26,413,000,000
	709	ARTE Y CULTURA	5,400,000,000		5,400,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	21,013,000,000		21,013,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,800,000,000		3,800,000,000
	709	ARTE Y CULTURA	3,800,000,000		3,800,000,000
620		SUBSIDIOS DIRECTOS	2,500,000,000		2,500,000,000
	709	ARTE Y CULTURA	2,500,000,000		2,500,000,000
650		CAPITALIZACION	9,000,000,000		9,000,000,000
	709	ARTE Y CULTURA	9,000,000,000		9,000,000,000
TOTAL PRESUPUESTO SECCION			194,167,827,897		194,167,827,897

SECCION: 3304

ARCHIVO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,757,598,761	1,994,412,064	5,752,010,825
C.		PRESUPUESTO DE INVERSION	1,693,000,000	7,877,267,943	9,570,267,943
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000	200,000,000	250,000,000
	709	ARTE Y CULTURA	50,000,000	200,000,000	250,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	450,000,000	150,000,000	600,000,000
	709	ARTE Y CULTURA	450,000,000	150,000,000	600,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	93,000,000		93,000,000
	709	ARTE Y CULTURA	93,000,000		93,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,000,000,000	7,527,267,943	8,527,267,943
	709	ARTE Y CULTURA	700,000,000	7,527,267,943	8,227,267,943
	1602	CULTURA	300,000,000		300,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	100,000,000		100,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	100,000,000		100,000,000
TOTAL PRESUPUESTO SECCION			5,450,598,761	9,871,680,007	15,322,278,768

SECCION: 3305

INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,826,968,924	346,256,874	4,173,225,798

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	4,000,000,000	206,000,000	4,206,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,956,000,000	110,000,000	3,066,000,000
	709	ARTE Y CULTURA	2,956,000,000	110,000,000	3,066,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	270,000,000	20,000,000	290,000,000
	709	ARTE Y CULTURA	270,000,000	20,000,000	290,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	235,000,000		235,000,000
	709	ARTE Y CULTURA	235,000,000		235,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	539,000,000	76,000,000	615,000,000
	709	ARTE Y CULTURA	539,000,000	76,000,000	615,000,000
TOTAL PRESUPUESTO SECCION			7,826,968,924	552,256,874	8,379,225,798

SECCION: 3306

INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,069,921,184	3,047,493,502	12,117,414,686
C.		PRESUPUESTO DE INVERSION	133,700,000,000		133,700,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	74,675,000,000		74,675,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	74,675,000,000		74,675,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	120,000,000		120,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	120,000,000		120,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,500,000,000		2,500,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	2,500,000,000		2,500,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,400,000,000		1,400,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	1,400,000,000		1,400,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,800,000,000		2,800,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	2,800,000,000		2,800,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	49,405,000,000		49,405,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	49,405,000,000		49,405,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	300,000,000		300,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	300,000,000		300,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,500,000,000		2,500,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	2,500,000,000		2,500,000,000
TOTAL PRESUPUESTO SECCION			142,769,921,184	3,047,493,502	145,817,414,686

SECCION: 3307

INSTITUTO CARO Y CUERVO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,862,460,181	105,922,728	3,968,382,909
C.		PRESUPUESTO DE INVERSION	3,700,000,000		3,700,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,200,000,000		1,200,000,000
	709	ARTE Y CULTURA	1,200,000,000		1,200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	450,000,000		450,000,000
	709	ARTE Y CULTURA	450,000,000		450,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,000,000,000		2,000,000,000
	709	ARTE Y CULTURA	2,000,000,000		2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,000,000		50,000,000
	709	ARTE Y CULTURA	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			7,562,460,181	105,922,728	7,668,382,909

SECCION: 3401

AUDITORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	13,676,202,350		13,676,202,350
C.		PRESUPUESTO DE INVERSION	2,874,000,000		2,874,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	660,000,000		660,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	660,000,000		660,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,600,000,000		1,600,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	1,600,000,000		1,600,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	464,000,000		464,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	464,000,000		464,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	150,000,000		150,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	150,000,000		150,000,000
TOTAL PRESUPUESTO SECCION			16,550,202,350		16,550,202,350

SECCION: 3501

MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	244,332,600,000		244,332,600,000
C.		PRESUPUESTO DE INVERSION	145,889,950,736		145,889,950,736
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,161,000,000		1,161,000,000
	205	COMERCIO EXTERNO	1,161,000,000		1,161,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	6,401,480,000		6,401,480,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	432,160,000		432,160,000
	202	PEQUENA Y MEDIANA INDUSTRIA	73,000,000		73,000,000
	204	COMERCIO INTERNO	96,360,000		96,360,000
	205	COMERCIO EXTERNO	1,268,960,000		1,268,960,000
	206	TURISMO	4,031,000,000		4,031,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	2,460,000,000		2,460,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	2,460,000,000		2,460,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	3,000,000,000		3,000,000,000
	206	TURISMO	3,000,000,000		3,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	10,500,000,000		10,500,000,000
	205	COMERCIO EXTERNO	10,500,000,000		10,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	115,122,926,262		115,122,926,262
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	29,400,000,000		29,400,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	31,894,273,687		31,894,273,687
	206	TURISMO	53,828,652,575		53,828,652,575
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	100,000,000		100,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	100,000,000		100,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	7,142,589,166		7,142,589,166
	202	PEQUENA Y MEDIANA INDUSTRIA	4,371,401,570		4,371,401,570
	205	COMERCIO EXTERNO	2,771,187,596		2,771,187,596
610		CREDITOS	1,955,308		1,955,308
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	1,955,308		1,955,308
TOTAL PRESUPUESTO SECCION			390,222,550,736		390,222,550,736

SECCION: 3502

SUPERINTENDENCIA DE SOCIEDADES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		65,037,700,000	65,037,700,000
C.		PRESUPUESTO DE INVERSION		7,865,100,000	7,865,100,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,450,000,000	3,450,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		3,450,000,000	3,450,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		2,750,000,000	2,750,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,750,000,000	2,750,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		415,100,000	415,100,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		415,100,000	415,100,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,250,000,000	1,250,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		1,250,000,000	1,250,000,000
TOTAL PRESUPUESTO SECCION				72,902,800,000	72,902,800,000

SECCION: 3503

SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,500,000,000	36,085,200,000	38,585,200,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	5,535,200,000	9,964,800,000	15,500,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,258,000,000	1,258,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		1,258,000,000	1,258,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,542,000,000	6,700,000,000	11,242,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	4,542,000,000	6,700,000,000	11,242,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	993,200,000	2,006,800,000	3,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	993,200,000	2,006,800,000	3,000,000,000
TOTAL PRESUPUESTO SECCION			8,035,200,000	46,050,000,000	54,085,200,000

SECCION: 3504

UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		4,120,000,000	4,120,000,000
C.		PRESUPUESTO DE INVERSION		3,100,000,000	3,100,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		100,000,000	100,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		100,000,000	100,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		3,000,000,000	3,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		3,000,000,000	3,000,000,000
TOTAL PRESUPUESTO SECCION				7,220,000,000	7,220,000,000

SECCION: 3601

MINISTERIO DE LA PROTECCION SOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	21,281,636,723,098		21,281,636,723,098
C.		PRESUPUESTO DE INVERSION	3,276,203,194,900		3,276,203,194,900
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	9,792,642,138		9,792,642,138
	303	SERVICIOS ESPECIALIZADOS DE SALUD	9,792,642,138		9,792,642,138
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	4,172,000,000		4,172,000,000
	300	INTERSUBSECTORIAL SALUD	1,250,000,000		1,250,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	2,922,000,000		2,922,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	27,750,000,000		27,750,000,000
	300	INTERSUBSECTORIAL SALUD	19,400,000,000		19,400,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL	700,000,000		700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	600,000,000		600,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	7,050,000,000		7,050,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	313,611,515,000		313,611,515,000
	300	INTERSUBSECTORIAL SALUD	8,100,000,000		8,100,000,000
	301	PREVENCION EN SALUD	305,511,515,000		305,511,515,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	19,754,000,000		19,754,000,000
	300	INTERSUBSECTORIAL SALUD	2,433,000,000		2,433,000,000
	303	SERVICIOS ESPECIALIZADOS DE SALUD	17,321,000,000		17,321,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	10,500,000,000		10,500,000,000
	300	INTERSUBSECTORIAL SALUD	10,500,000,000		10,500,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,559,000,000		3,559,000,000
	300	INTERSUBSECTORIAL SALUD	250,000,000		250,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,351,000,000		1,351,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	1,958,000,000		1,958,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,100,000,000		3,100,000,000
	301	PREVENCION EN SALUD	200,000,000		200,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	2,900,000,000		2,900,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,600,000,000		1,600,000,000
	300	INTERSUBSECTORIAL SALUD	400,000,000		400,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,200,000,000		1,200,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,370,000,000		1,370,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,370,000,000		1,370,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
620		SUBSIDIOS DIRECTOS	787,272,788,835		787,272,788,835
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	196,000,000,000		196,000,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	591,272,788,835		591,272,788,835
630		TRANSFERENCIAS	2,093,721,248,927		2,093,721,248,927
	304	SERVICIOS INTEGRALES DE SALUD	2,093,721,248,927		2,093,721,248,927
TOTAL PRESUPUESTO SECCION			24,557,839,917,998		24,557,839,917,998

SECCION: 3602

SERVICIO NACIONAL DE APRENDIZAJE (SENA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		61,952,800,000	61,952,800,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA		190,400,000	190,400,000
C.		PRESUPUESTO DE INVERSION		2,016,035,169,531	2,016,035,169,531
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		41,200,000,000	41,200,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		41,200,000,000	41,200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		20,600,000,000	20,600,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		20,600,000,000	20,600,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,391,406,569,531	1,391,406,569,531
	704	CAPACITACION TECNICA NO PROFESIONAL		1,391,406,569,531	1,391,406,569,531
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		93,009,000,000	93,009,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		93,009,000,000	93,009,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		320,619,000,000	320,619,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		320,619,000,000	320,619,000,000
610		CREDITOS		49,208,300,000	49,208,300,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		49,208,300,000	49,208,300,000
620		SUBSIDIOS DIRECTOS		99,992,300,000	99,992,300,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		99,992,300,000	99,992,300,000
TOTAL PRESUPUESTO SECCION				2,078,178,369,531	2,078,178,369,531

SECCION: 3603

FONDO DE PREVISION SOCIAL DEL CONGRESO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	231,679,763,000	49,023,009,000	280,702,772,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION		600,000,000	600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		600,000,000	600,000,000
	1301	REGLAMENTACION DEL TRABAJO		600,000,000	600,000,000
TOTAL PRESUPUESTO SECCION			231,679,763,000	49,623,009,000	281,302,772,000

SECCION: 3605

FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	321,829,200,000	88,037,700,000	409,866,900,000
TOTAL PRESUPUESTO SECCION			321,829,200,000	88,037,700,000	409,866,900,000

SECCION: 3606

INSTITUTO NACIONAL DE SALUD (INS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	16,734,300,000	1,827,000,252	18,561,300,252
C.		PRESUPUESTO DE INVERSION	26,699,065,693	1,142,437,748	27,841,503,441
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,013,734,223		1,013,734,223
	300	INTERSUBSECTORIAL SALUD	1,013,734,223		1,013,734,223
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	864,956,098	540,699,655	1,405,655,753
	300	INTERSUBSECTORIAL SALUD	864,956,098	540,699,655	1,405,655,753
221		ADQUISICIÓN Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,565,489,632	236,948,966	1,802,438,598
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	1,565,489,632	236,948,966	1,802,438,598
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	9,227,782,341	99,205,897	9,326,988,238
	301	PREVENCION EN SALUD	9,227,782,341	99,205,897	9,326,988,238
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,377,371,801	166,377,333	2,543,749,134
	300	INTERSUBSECTORIAL SALUD	2,377,371,801	166,377,333	2,543,749,134
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	11,649,731,598	99,205,897	11,748,937,495
	300	INTERSUBSECTORIAL SALUD	11,649,731,598	99,205,897	11,748,937,495
TOTAL PRESUPUESTO SECCION			43,433,365,693	2,969,438,000	46,402,803,693

SECCION: 3607

INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		254,967,033,500	254,967,033,500

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	40,362,110,000	2,673,639,376,508	2,714,001,486,508
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,000,000,000		10,000,000,000
	801	REHABILITACION DE MENORES	10,000,000,000		10,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		107,134,000,000	107,134,000,000
	300	INTERSUBSECTORIAL SALUD		107,134,000,000	107,134,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		38,032,030,328	38,032,030,328
	300	INTERSUBSECTORIAL SALUD		38,032,030,328	38,032,030,328
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,995,110,000	48,079,000,000	50,074,110,000
	300	INTERSUBSECTORIAL SALUD	1,995,110,000	48,079,000,000	50,074,110,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	28,367,000,000	2,469,410,946,180	2,497,777,946,180
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	28,367,000,000	2,469,410,946,180	2,497,777,946,180
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		6,213,400,000	6,213,400,000
	300	INTERSUBSECTORIAL SALUD		6,213,400,000	6,213,400,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,770,000,000	4,770,000,000
	300	INTERSUBSECTORIAL SALUD		4,770,000,000	4,770,000,000
TOTAL PRESUPUESTO SECCION			40,362,110,000	2,928,606,410,008	2,968,968,520,008

SECCION: 3608

SUPERINTENDENCIA NACIONAL DE SALUD

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,500,000,000	35,144,600,000	36,644,600,000
C.		PRESUPUESTO DE INVERSION	2,629,590,000	4,429,000,000	7,058,590,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	2,629,590,000	4,429,000,000	7,058,590,000
	300	INTERSUBSECTORIAL SALUD	2,629,590,000	4,429,000,000	7,058,590,000
TOTAL PRESUPUESTO SECCION			4,129,590,000	39,573,600,000	43,703,190,000

SECCION: 3609

INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		49,385,755,000	49,385,755,000
C.		PRESUPUESTO DE INVERSION		26,228,868,797	26,228,868,797
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,100,868,797	2,100,868,797

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	300	INTERSUBSECTORIAL SALUD		2,100,868,797	2,100,868,797
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		5,565,000,000	5,565,000,000
	300	INTERSUBSECTORIAL SALUD		5,565,000,000	5,565,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,733,000,000	1,733,000,000
	300	INTERSUBSECTORIAL SALUD		1,733,000,000	1,733,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		495,000,000	495,000,000
	300	INTERSUBSECTORIAL SALUD		495,000,000	495,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		6,915,000,000	6,915,000,000
	301	PREVENCION EN SALUD		6,915,000,000	6,915,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		9,420,000,000	9,420,000,000
	301	PREVENCION EN SALUD		9,420,000,000	9,420,000,000
TOTAL PRESUPUESTO SECCION				75,614,623,797	75,614,623,797

SECCION: 3610

UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION EN SALUD – CRES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		9,671,596,000	9,671,596,000
C.		PRESUPUESTO DE INVERSION		6,000,000,000	6,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		4,200,000,000	4,200,000,000
	300	INTERSUBSECTORIAL SALUD		4,200,000,000	4,200,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,800,000,000	1,800,000,000
	300	INTERSUBSECTORIAL SALUD		1,800,000,000	1,800,000,000
TOTAL PRESUPUESTO SECCION				15,671,596,000	15,671,596,000

SECCION: 3701

MINISTERIO DEL INTERIOR Y DE JUSTICIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	365,905,677,601		365,905,677,601
C.		PRESUPUESTO DE INVERSION	95,128,538,226		95,128,538,226
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	27,000,000,000		27,000,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	27,000,000,000		27,000,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,379,500,000		1,379,500,000
	1000	INTERSUBSECTORIAL GOBIERNO	170,000,000		170,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	1,209,500,000		1,209,500,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,365,084,880		1,365,084,880
	800	INTERSUBSECTORIAL JUSTICIA	1,365,084,880		1,365,084,880
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	8,960,000,000		8,960,000,000
	800	INTERSUBSECTORIAL JUSTICIA	6,400,000,000		6,400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,460,000,000		2,460,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	100,000,000		100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	325,000,000		325,000,000
	800	INTERSUBSECTORIAL JUSTICIA	210,000,000		210,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	115,000,000		115,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,884,756,440		1,884,756,440
	1000	INTERSUBSECTORIAL GOBIERNO	1,884,756,440		1,884,756,440
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	52,786,877,506		52,786,877,506
	101	DEFENSA Y SEGURIDAD INTERNA	30,217,000,000		30,217,000,000
	800	INTERSUBSECTORIAL JUSTICIA	21,969,877,506		21,969,877,506
	1000	INTERSUBSECTORIAL GOBIERNO	600,000,000		600,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,427,319,400		1,427,319,400
	1000	INTERSUBSECTORIAL GOBIERNO	1,427,319,400		1,427,319,400
TOTAL PRESUPUESTO SECCION			461,034,215,827		461,034,215,827

SECCION: 3702

FONDO PARA LA PARTICIPACION Y EL FORTALECIMIENTO DE LA DEMOCRACIA

	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,539,752,008		1,539,752,008
TOTAL PRESUPUESTO SECCION	1,539,752,008		1,539,752,008

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3703			
		DIRECCION NACIONAL DEL DERECHO DE AUTOR			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	2,454,268,048		2,454,268,048
		TOTAL PRESUPUESTO SECCION	2,454,268,048		2,454,268,048
		SECCION: 3704			
		CORPORACION NACIONAL PARA LA RECONSTRUCCION DE LA CUENCA DEL RIO PAEZ Y ZONAS ALEDANAS NASA KI WE			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	2,255,650,165		2,255,650,165
C.		**PRESUPUESTO DE INVERSION**	5,800,000,000		5,800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,800,000,000		5,800,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	5,800,000,000		5,800,000,000
		TOTAL PRESUPUESTO SECCION	8,055,650,165		8,055,650,165
		SECCION: 3705			
		SUPERINTENDENCIA DE NOTARIADO Y REGISTRO			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**		468,253,593,000	468,253,593,000
C.		**PRESUPUESTO DE INVERSION**		215,944,580,000	215,944,580,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		11,577,000,000	11,577,000,000
	800	INTERSUBSECTORIAL JUSTICIA		11,577,000,000	11,577,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		9,845,653,267	9,845,653,267
	800	INTERSUBSECTORIAL JUSTICIA		9,845,653,267	9,845,653,267
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		64,661,346,733	64,661,346,733
	800	INTERSUBSECTORIAL JUSTICIA		64,661,346,733	64,661,346,733
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		11,823,000,000	11,823,000,000
	800	INTERSUBSECTORIAL JUSTICIA		11,823,000,000	11,823,000,000
630		TRANSFERENCIAS		118,037,580,000	118,037,580,000
	803	ADMINISTRACION DE JUSTICIA		118,037,580,000	118,037,580,000
		TOTAL PRESUPUESTO SECCION		684,198,173,000	684,198,173,000
		SECCION: 3706			
		INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	982,575,801,485	88,300,470,025	1,070,876,271,510

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		**PRESUPUESTO DE INVERSION**	**17,000,000,000**		**17,000,000,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	9,996,200,420		9,996,200,420
	802	SISTEMA PENITENCIARIO Y CARCELARIO	9,996,200,420		9,996,200,420
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,332,000,000		4,332,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	4,332,000,000		4,332,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,000,000,000		2,000,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	2,000,000,000		2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	271,799,580		271,799,580
	802	SISTEMA PENITENCIARIO Y CARCELARIO	271,799,580		271,799,580
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	400,000,000		400,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	400,000,000		400,000,000
TOTAL PRESUPUESTO SECCION			**999,575,801,485**	**88,300,470,025**	**1,087,876,271,510**

SECCION: 3707

DIRECCION NACIONAL DE ESTUPEFACIENTES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**1,801,716,602**	**60,928,945,797**	**62,730,662,399**
C.		**PRESUPUESTO DE INVERSION**	**530,000,000**	**43,837,293,425**	**44,367,293,425**
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	93,008,357		93,008,357
	800	INTERSUBSECTORIAL JUSTICIA	93,008,357		93,008,357
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	436,991,643		436,991,643
	800	INTERSUBSECTORIAL JUSTICIA	436,991,643		436,991,643
630		TRANSFERENCIAS		43,837,293,425	43,837,293,425
	1000	INTERSUBSECTORIAL GOBIERNO		43,837,293,425	43,837,293,425
TOTAL PRESUPUESTO SECCION			**2,331,716,602**	**104,766,239,222**	**107,097,955,824**

SECCION: 3801

COMISION NACIONAL DEL SERVICIO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**4,108,000,000**	**22,204,137,000**	**26,312,137,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	500,000,000	22,000,000,000	22,500,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	500,000,000	4,000,000,000	4,500,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	500,000,000	4,000,000,000	4,500,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		18,000,000,000	18,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		18,000,000,000	18,000,000,000
TOTAL PRESUPUESTO SECCION			4,608,000,000	44,204,137,000	48,812,137,000

SECCION: 3901

DEPARTAMENTO ADMINISTRATIVO DE LA CIENCIA, TECNOLOGIA E INNOVACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	10,479,912,615		10,479,912,615
C.		PRESUPUESTO DE INVERSION	282,811,923,682		282,811,923,682
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	200,000,000		200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	200,000,000		200,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	136,823,096,020		136,823,096,020
	1000	INTERSUBSECTORIAL GOBIERNO	136,823,096,020		136,823,096,020
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	6,494,357,400		6,494,357,400
	1000	INTERSUBSECTORIAL GOBIERNO	6,494,357,400		6,494,357,400
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	20,054,546,441		20,054,546,441
	1000	INTERSUBSECTORIAL GOBIERNO	20,054,546,441		20,054,546,441
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,414,923,821		1,414,923,821
	1000	INTERSUBSECTORIAL GOBIERNO	1,414,923,821		1,414,923,821
630		TRANSFERENCIAS	117,825,000,000		117,825,000,000
	300	INTERSUBSECTORIAL SALUD	47,825,000,000		47,825,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	70,000,000,000		70,000,000,000
TOTAL PRESUPUESTO SECCION			293,291,836,297		293,291,836,297
TOTAL PRESUPUESTO NACIONAL			134,694,386,838,386	12,560,865,710,800	147,255,252,549,186

TERCERA PARTE
DISPOSICIONES GENERALES

ARTÍCULO 4o. Las disposiciones generales de la presente ley son complementarias de las Leyes 38 de 1989, 179 de 1994, 225 de 1995 y 819 de 2003, Orgánicas del Presupuesto, y deben aplicarse en armonía con estas.

Estas normas rigen para los órganos que conforman el Presupuesto General de la Nación, y para los recursos de la Nación asignados a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta con el régimen de aquellas.

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la presente Ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPITULO I
DE LAS RENTAS Y RECURSOS

ARTÍCULO 5o. La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público informará a los diferentes órganos las fechas de perfeccionamiento y desembolso de los recursos del crédito interno y externo de la Nación. Los establecimientos públicos del orden nacional reportarán a la referida Dirección el monto y las fechas de los recursos de crédito externo e interno contratados directamente.

La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público conceptuará previamente sobre las solicitudes de modificación a fuentes de financiación cuando se trate de recursos de crédito de las diferentes apropiaciones que se detallen en el anexo del decreto de liquidación, siempre y cuando no modifiquen los montos aprobados por el Congreso de la República en la ley anual.

ARTÍCULO 6o. El Gobierno Nacional a través de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público podrá realizar sustituciones en su portafolio de inversiones con entidades descentralizadas, sin efectuar operación presupuestal alguna, de conformidad con las normas legales vigentes.

ARTÍCULO 7o. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, por quienes estén encargados de su recaudo.

Las Superintendencias que no sean una sección presupuestal deben consignar mensualmente, en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, el valor total de las contribuciones establecidas en la ley.

ARTÍCULO 8o. El Ministro de Hacienda y Crédito Público fijará los criterios técnicos y las condiciones para el manejo de los excedentes de liquidez del Tesoro Nacional acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

ARTÍCULO 9o. El Gobierno Nacional podrá emitir títulos de Tesorería, TES, Clase "B", con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería; sus rendimientos se atenderán con cargo al Presupuesto General de la Nación; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería cuyo monto de emisión se fijará en el decreto que las autorice; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del decreto que la autorice y fije sus condiciones financieras; su emisión no afectará el cupo de endeudamiento y estará limitada, para las destinadas a financiar las apropiaciones presupuestales por el monto de estas.

ARTÍCULO 10o. Los rendimientos financieros originados con recursos de la Nación, incluidos los negocios fiduciarios, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público en el mes siguiente de su recaudo, con excepción de aquellos originados por patrimonios autónomos que se hayan constituido por expresa autorización de la ley.

ARTÍCULO 11o. Facúltase a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público para que con los excedentes de liquidez en moneda nacional y extranjera de los fondos que administre, realice las siguientes operaciones: compra y venta de títulos valores emitidos por la Nación, el Banco de la República, Fondo de Garantías de Instituciones Financieras, Fogafín, entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia y otros gobiernos y tesorerías; compra de deuda de la Nación; compras con pacto de retroventa con entidades públicas y con entidades financieras sujetas al control y vigilancia de la Superintendencia Financiera de Colombia, dentro de los cupos que autorice el Ministro de Hacienda y Crédito Público; depósitos remunerados e inversiones financieras en entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia; depósitos a término y compras de títulos emitidos por entidades bancarias y financieras del exterior; operaciones de cubrimiento de riesgos; y las demás que autorice el Gobierno Nacional; así mismo, préstamos transitorios a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, reconociendo tasa de mercado durante el periodo de utilización, evento que no implica unidad de caja; y préstamos de títulos valores a la citada Dirección a tasas de mercado.

PARÁGRAFO. Lo anterior aplica cuando, de acuerdo con las disposiciones legales, la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público no pueda hacer unidad de caja con los recursos de los fondos que administre.

CAPITULO II
DE LOS GASTOS

ARTÍCULO 12o. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos iniciales, se atenderán las obligaciones derivadas de estos compromisos, tales como los costos imprevistos, ajustes y revisión de valores e intereses moratorios, gravámenes a los movimientos financieros y gastos de nacionalización.

ARTÍCULO 13o. Prohíbese tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

ARTÍCULO 14o. Para proveer empleos vacantes se requerirá el certificado de disponibilidad presupuestal por la vigencia fiscal de 2011. Por medio de este, el jefe de presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1o de enero al 31 de diciembre de 2011, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal por lo que resta del año fiscal.

Cuando se trate de concursos o procesos de selección para proveer empleos de carrera administrativa, a través de la oferta pública de empleos, antes de adelantar el trámite administrativo ante la Comisión Nacional del Servicio Civil, además de cumplir con lo previsto en el inciso anterior, el órgano correspondiente deberá obtener viabilidad presupuestal de la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales y tener previstos sus emolumentos de conformidad con el artículo 122 de la Constitución Política.

Previo al reconocimiento de la prima técnica se expedirá el certificado de disponibilidad presupuestal. Por medio de este se deberá garantizar la existencia de recursos del 1o de enero al 31 de diciembre de 2011.

La vinculación de supernumerarios, por períodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

ARTÍCULO 15o. La solicitud de modificación a las plantas de personal requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional, los siguientes requisitos:

1. Exposición de motivos.
2. Costos comparativos de las plantas vigente y propuesta.
3. Efectos sobre los gastos generales.
4. Concepto del Departamento Nacional de Planeación si se afectan los gastos de inversión.
5. Y los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido concepto o viabilidad presupuestal del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional.

ARTÍCULO 16o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Los programas de capacitación podrán comprender matrículas de los funcionarios, que se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992, modificado por el artículo 2o de la Ley 1012 de 2006. Su otorgamiento se hará en virtud de la reglamentación interna del órgano respectivo.

ARTÍCULO 17o. La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público será la competente para expedir la resolución que regirá la constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de empresas industriales y comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación.

ARTÍCULO 18o. La adquisición de los bienes que necesiten los órganos que hacen parte del Presupuesto General de la Nación para su funcionamiento y organización requiere de un plan de compras. Este plan deberá aprobarse por cada órgano acorde con las apropiaciones autorizadas en el Presupuesto General de la Nación y se modificará cuando las apropiaciones que la respaldan sean modificadas o aplazadas.

La adquisición de bienes con cargo al presupuesto de inversión deberá cumplir con las normas vigentes sobre la materia, y tratándose de adquisición de vehículos requerirá del concepto previo favorable del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 19o. Se podrán hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación, mediante resolución suscrita por el jefe del respectivo órgano.

En el caso de los establecimientos públicos del orden nacional, estas distribuciones se harán por resolución o acuerdo de las juntas o consejos directivos. Si no existen juntas o consejos directivos, lo hará el representante legal de estos.

Las operaciones presupuestales contenidas en los mencionados actos administrativos, se someterán a aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, y tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación- Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorporar las del órgano receptor. La ejecución presupuestal de estas deberá iniciarse en la misma vigencia de la distribución; en caso de requerirse se abrirán subordinales y subproyectos.

El jefe del órgano o en quien este haya delegado la ordenación del gasto podrá efectuar a nivel del decreto de liquidación asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas asignaciones para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional ni del previo concepto favorable por parte del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas tratándose de gastos de inversión.

ARTÍCULO 20o. Los órganos de que trata el artículo 4o de la presente ley podrán pactar anticipos únicamente cuando cuenten con Programa Anual Mensualizado de Caja, PAC, aprobado.

ARTÍCULO 21o. El Gobierno Nacional en el decreto de liquidación clasificará los ingresos y gastos y definirá estos últimos.

Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público hará mediante resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá el concepto previo favorable del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 22o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, de oficio o a petición del jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2011.

Cuando se trate de aclaraciones y correcciones de leyenda del presupuesto de gastos de inversión, se requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 23o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional podrá abstenerse de adelantar los trámites de cualquier operación presupuestal de las entidades de que trata el artículo 4o de la presente ley que incumplan los objetivos y metas trazados en el Marco Fiscal de Mediano Plazo, en el Plan Financiero, en la Programación Macroeconómica del Gobierno Nacional y en el Programa Anual de Caja.

El Departamento Nacional de Planeación podrá abstenerse de adelantar el trámite de conceptos requeridos para las operaciones presupuestales a que hace referencia el inciso anterior, siempre que las entidades correspondientes incumplan con las obligaciones establecidas en el artículo 9º de la Ley 1151 de 2007 que impidan dar cumplimiento a lo establecido en el artículo 77 de la Ley 38 de 1989 modificado por el artículo 40 de la Ley 179 de 1994.

ARTÍCULO 24o. Los órganos de que trata el artículo 4o de la presente ley son los únicos responsables por el registro de su gestión financiera pública en el Sistema Integrado de Información Financiera, SIIF- Nación. Los órganos que actualmente operan fuera de línea con el Sistema Integrado de Información Financiera SIIF –Nación, deberán registrar sus informes de ejecución dentro de los cinco (5) primeros días del mes siguiente.

No se requerirá el envío de informes mensuales a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, salvo en aquellos casos en que ésta en forma expresa los solicite.

En desarrollo del artículo 93 del Estatuto Orgánico del Presupuesto, cuando se presenten errores u omisiones en el diligenciamiento de la información presupuestal en el Sistema Integrado de Información Financiera SIIF-Nación, la Contraloría General de la República y la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público podrán autorizar excepcionalmente su corrección a solicitud del órgano correspondiente, bajo la entera responsabilidad del jefe del órgano respectivo y sin perjuicio de la responsabilidad fiscal, penal o disciplinaria a que haya lugar.

Para tal efecto, el Ministerio de Hacienda y Crédito Público establecerá el procedimiento técnico requerido y seguro de manera que no se altere ni material ni operacionalmente la expedición de documentos oficiales sobre la situación de las finanzas públicas por parte del ejecutivo ni la producción regular y oportuna de los informes que por ley debe presentar la Contraloría General de la República.

ARTÍCULO 25o. Cuando los órganos que hacen parte del Presupuesto General de la Nación celebren contratos entre sí, que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones del jefe del órgano respectivo. En el caso de los establecimientos públicos del orden nacional, las superintendencias y unidades administrativas especiales con personería jurídica, así como las señaladas en el artículo 5° del Estatuto Orgánico del Presupuesto, dichos ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos o el representante legal del órgano, si no existen juntas o consejos directivos.

Los actos administrativos a que se refiere el inciso anterior deberán ser remitidos al Ministerio de Hacienda y Crédito Público – Dirección General del Presupuesto Público Nacional, acompañados del respectivo certificado en que se haga constar que se recaudarán los recursos, expedido por el órgano contratista y su justificación económica, para la aprobación de las operaciones presupuestales en ellos contenidas, requisito sin el cual no podrán ser ejecutados. De conformidad con el artículo 8 de la Ley 819 de 2003, los recursos deberán ser incorporados y ejecutados en la misma vigencia fiscal en la que se lleve a cabo la aprobación.

Cuando en los convenios se pacte pago anticipado y para el cumplimiento de su objeto el órgano contratista requiera contratar con un tercero, sólo podrá solicitarse el giro efectivo de los recursos a la Dirección General de Crédito Público y Tesoro Nacional una vez dicho órgano adquiera el compromiso presupuestal y se encuentren cumplidos los requisitos que hagan exigible su pago a favor del beneficiario final.

Tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

ARTÍCULO 26o. Con el fin de fortalecer la política de prevención, atención integral y reparación a la población desplazada, a más tardar el treinta (30) de junio de 2011, los órganos que hacen parte del Presupuesto General de la Nación cederán al Colector de Activos Públicos del Estado – CISA, mediante convenio interadministrativo y al precio que fije el modelo de valoración del Colector, sus carteras provisionadas y/o castigadas que no tengan naturaleza coactiva, para que éste las gestione bajo sus políticas. Las de naturaleza coactiva, así como las que aún no se encuentren provisionadas, podrán ser entregadas en administración a CISA bajo la comisión y los procedimientos que ésta establezca. Dentro del mismo plazo, los órganos que hacen parte del Presupuesto General de la Nación, transferirán a título gratuito y mediante acto administrativo, los inmuebles de su propiedad que se encuentren saneados y que no requieran para el ejercicio de sus funciones, aunque éstos hagan parte de sus planes de enajenación onerosa, a CISA, para que ésta los comercialice bajo sus políticas.

Las contingencias judiciales, los pleitos pendientes y los pasivos relacionados con las carteras y los inmuebles aquí descritos permanecerán a cargo de las entidades titulares de los mismos.

Lo dispuesto en el presente artículo no será aplicable a los activos de propiedad del Fondo para la Rehabilitación Inversión Social y Lucha contra el Crimen Organizado – FRISCO, ni a aquellos que tengan destinación específica, que pertenezcan a fondos especiales o los que puedan ser utilizados por otra entidad del orden Nacional.

ARTÍCULO 27o. Ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los establecimientos públicos del orden nacional sólo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los organismos financieros internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

Los compromisos que se adquieran en el marco de tratados o convenios internacionales, de los cuales Colombia haga parte y cuya vinculación haya sido aprobada por Ley de la República no requerirán de autorización de vigencias futuras, no obstante se deberá contar con aval fiscal previo por parte del Consejo Superior de Política Fiscal – CONFIS.

ARTÍCULO 28o. Los órganos que conforman el Presupuesto General de la Nación deben reintegrar, dentro del primer trimestre de 2011, a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, y a sus tesorerías cuando correspondan a recursos propios, los recursos de la Nación, incluyendo los de contrapartida, originados en convenios celebrados con organismos internacionales que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de vigencias fiscales anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquellos, con el soporte correspondiente.

ARTÍCULO 29o. Cuando exista apropiación presupuestal en el servicio de la deuda pública podrán efectuarse anticipos en el pago de los contratos de empréstito. Igualmente podrán atenderse con cargo a la vigencia en curso las obligaciones del servicio de la deuda pública correspondiente al mes de enero de 2012.

ARTÍCULO 30o. La representación legal y la ordenación del gasto del servicio de la deuda están a cargo del Ministro de Hacienda y Crédito Público o de quien este delegue, según las disposiciones de la Ley Orgánica del Presupuesto.

ARTÍCULO 31o. Los gastos que sean necesarios para la administración, consecución y servicio de las operaciones de crédito público, las asimiladas a ellas, las propias del manejo de la deuda, las operaciones conexas y las demás relacionadas con los recursos del crédito serán atendidos con cargo a las apropiaciones del servicio de la deuda pública.

De conformidad con el artículo 46 del Estatuto Orgánico del Presupuesto, las pérdidas del Banco de la República se atenderán mediante la emisión de bonos en condiciones de mercado u otros títulos de deuda pública.

La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención.

CAPITULO III
DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

ARTÍCULO 32o. Las reservas presupuestales y las cuentas por pagar de los órganos que conforman el Presupuesto General de la Nación, correspondientes a la vigencia fiscal de 2010, se constituirán a más tardar el 20 de enero de 2011, de acuerdo con los saldos registrados en el Sistema Integrado de

Información Financiera, SIIF – Nación con corte a 31 de diciembre de 2010, así: las reservas presupuestales por la diferencia entre los compromisos y las obligaciones, y las cuentas por pagar por la diferencia entre las obligaciones y los pagos.

PARÁGRAFO. Con el fin de que los órganos que conforman el Presupuesto General de la Nación hagan los ajustes a que haya lugar para la constitución de las reservas presupuestales y de las cuentas por pagar, el Sistema Integrado de Información Financiera SIIF Nación tendrá un período de transición comprendido entre el 1 y el 20 de enero de 2011, de forma que puedan obtener del sistema la información requerida para tal fin. En todo caso, en concordancia con los artículos 14 y 71 del Estatuto Orgánico del Presupuesto, en este período no se podrán asumir compromisos con cargo a las apropiaciones de la vigencia anterior.

ARTÍCULO 33o. Constituidas las cuentas por pagar y las reservas presupuestales de la vigencia fiscal de 2010, los dineros sobrantes serán reintegrados a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

Las cuentas por pagar y las reservas presupuestales correspondientes a la vigencia fiscal de 2010, que no se hayan ejecutado a 31 de diciembre de 2011, expiran sin excepción. En consecuencia, los respectivos recursos deben reintegrarse a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

Los recursos incorporados en el Presupuesto General de la Nación con destino a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta con el régimen de aquellas, que no hayan sido comprometidos o ejecutados a 31 de diciembre de 2011, deben ser reintegrados por estas a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

PARÁGRAFO. Los reintegros de que trata el inciso primero del presente artículo deben realizarse por el ordenador del gasto y el funcionario de manejo del respectivo órgano, a más tardar el 28 de enero de 2011. Los mismos funcionarios deben reintegrar los recursos a que se refieren los incisos 2o y 3o, a más tardar el 12 de enero de 2012.

CAPITULO IV
DE LAS VIGENCIAS FUTURAS

ARTÍCULO 34o. Las autorizaciones otorgadas por el Consejo Superior de Política Fiscal, CONFIS o quien este delegue para la asunción de obligaciones que afecten presupuestos de vigencias futuras deberán respetar, en todo momento, las condiciones sobre las cuales se otorgó.

Las entidades u órganos que requieran modificar el plazo y/o los cupos anuales de vigencias futuras autorizados por el Consejo Superior de Política Fiscal, CONFIS o quien este delegue requerirán, de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente, de la reprogramación de las vigencias futuras en donde se especifique el nuevo plazo y/o cupos anuales autorizados.

Cuando con posterioridad al otorgamiento de una autorización de vigencias futuras, la entidad u órgano requiera la modificación del objeto u objetos o el monto de la contraprestación a su cargo, será necesario adelantar ante el Consejo Superior de Política Fiscal, CONFIS o su delegado la solicitud de una nueva autorización de vigencias futuras que ampare las modificaciones o adiciones requeridas de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente.

PARÁGRAFO 1. Las modificaciones al monto de la contraprestación a cargo de la entidad solicitante, que tengan origen exclusivamente en los ajustes financieros del monto y que no se encuentren asociados a la provisión de bienes o servicios adicionales a los previstos inicialmente, se tramitarán como una reprogramación de vigencias futuras.

PARÁGRAFO 2. Lo anterior sin perjuicio de que en caso de tratarse de nuevas vigencias futuras, se deberá contar con el aval fiscal del Consejo Superior de Política Fiscal, CONFIS y declaratoria de importancia estratégica por parte del Consejo Nacional de Política Económica y Social, CONPES, en los casos en que las normas legales lo exijan.

ARTÍCULO 35o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización caducan, salvo en los casos previstos en el inciso 2o del artículo 8o de la Ley 819 de 2003.

Cuando no fuere posible adelantar en la vigencia fiscal correspondiente los ajustes presupuestales, a que se refiere el inciso 2º del artículo 8 de la Ley 819 de 2003, se requerirá de la reprogramación de los cupos anuales autorizados por parte de la autoridad que expidió la autorización inicial, con el fin de dar continuidad al proceso de selección del contratista.

ARTÍCULO 36o. Las solicitudes para comprometer recursos de la Nación, que afecten vigencias fiscales futuras de las empresas industriales y comerciales del Estado o sociedades de economía mixta con régimen de aquellas, deben tramitarse a través de los órganos que conforman el Presupuesto General de la Nación a los cuales estén vinculadas.

CAPITULO V
DISPOSICIONES VARIAS

ARTÍCULO 37o. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las entidades territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo. Para este efecto, solicitará a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público la constancia sobre la naturaleza de estos recursos. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares y el origen de los recursos que fueron embargados.

Dicha constancia de inembargabilidad se refiere a recursos y no a cuentas bancarias, y le corresponde al servidor público solicitante, en los casos en que la autoridad judicial lo requiera, tramitar, ante la entidad responsable del giro de los recursos objeto de medida cautelar, la correspondiente certificación sobre cuentas bancarias.

ARTÍCULO 38o. Las sentencias, conciliaciones y cesantías parciales serán incorporadas al presupuesto de acuerdo con la disponibilidad de recursos, de conformidad con el artículo 39 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 39o. Los órganos a que se refiere el artículo 4o de la presente ley pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado. Para pagarlos, en primera instancia se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los establecimientos públicos deben atender las providencias que se profieran en su contra, en primer lugar con recursos propios realizando previamente las operaciones presupuestales a que haya lugar.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones, se podrán pagar todos los gastos originados en los tribunales de arbitramento, así como las cauciones o garantías bancarias o de compañía de seguros que se requieran en procesos judiciales.

ARTÍCULO 40o. La Fiscalía General de la Nación, la Policía Nacional, el Ejército Nacional, la Armada Nacional, la Fuerza Aérea y el Departamento Administrativo de Seguridad, DAS, deben cubrir con cargo a sus respectivos presupuestos, los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal, GAULA, a que se refiere la Ley 282 de 1996.

PARÁGRAFO. El Departamento Administrativo de Seguridad, DAS, o la Policía Nacional deberán cubrir, con cargo al rubro de viáticos y gastos de viaje de sus respectivos presupuestos, los gastos causados por los funcionarios que hayan sido asignados al Congreso de la República para prestar los servicios de protección y seguridad personal a sus miembros o a esta Institución.

ARTÍCULO 41o. En lo relacionado con las cuentas por pagar, el presupuesto inicial correspondiente a la vigencia fiscal de 2011 cumple con lo establecido en el artículo 31 de la Ley 344 de 1996.

ARTÍCULO 42o. Las obligaciones por concepto de servicios médico-asistenciales, servicios públicos domiciliarios, gastos de operación aduanera, comunicaciones, transporte y contribuciones inherentes a la nómina, causados en el último trimestre de 2010, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2011.

Las vacaciones, la prima de vacaciones, la indemnización a las mismas, la bonificación por recreación, las cesantías, las pensiones, los impuestos y la tarifa de control fiscal, se pueden pagar con cargo al presupuesto vigente cualquiera que sea el año de su causación.

Los órganos que hacen parte del Presupuesto General de la Nación podrán pagar, con cargo al presupuesto vigente, las obligaciones recibidas de las entidades liquidadas que fueron causadas por las mismas, correspondientes a servicios públicos domiciliarios y contribuciones inherentes a la nómina, cualquiera que sea el año de su causación, afectando el rubro que les dio origen.

ARTÍCULO 43o. Autorízase a la Nación y sus entidades descentralizadas, para efectuar cruces de cuentas entre sí, con entidades territoriales y sus descentralizadas y con las empresas de servicios públicos con participación estatal, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes. Estas operaciones deben reflejarse en el presupuesto, conservando únicamente la destinación para la cual fueron programadas las apropiaciones respectivas.

En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se deben tener en cuenta, para efectos de estas compensaciones, las transferencias y aportes, a cualquier título, que las primeras hayan efectuado a las últimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación, esta podrá sufragarlo a través de títulos de deuda pública, sin que implique operación presupuestal alguna.

Cuando concurran las calidades de acreedor y deudor en una misma persona, como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas, sin operación presupuestal alguna.

ARTÍCULO 44o. La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo causadas o acumuladas a diciembre 31 de 1993, por concepto de pasivo por pensiones y cesantías de las personas beneficiarias del extinto Fondo del Pasivo Prestacional del Sector Salud; para sanear los pasivos correspondientes a las cesantías de las universidades estatales, a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docente no acogidos al nuevo régimen salarial.

Igualmente, podrá emitir bonos pensionales de que trata la Ley 100 de 1993, en particular para las universidades estatales.

La Nación podrá reconocer como deuda pública las obligaciones a cargo del Instituto Nacional de Concesiones, INCO, surgidas en los contratos con garantías por concepto de ingresos mínimos garantizados; en estos casos serán reconocidas mediante la emisión de bonos u otros títulos de deuda pública en condiciones de mercado, para lo cual deberá surtirse el procedimiento previsto en el artículo 29 de la Ley 344 de 1996 y sus normas reglamentarias, en lo pertinente.

PARÁGRAFO. La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996. Las entidades del Presupuesto General de la Nación que utilicen este mecanismo sólo procederán con los registros contables que sean del caso para extinguir dichas obligaciones en virtud de los acuerdos de pago que suscriban con el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 45o. El porcentaje de la cesión del impuesto a las ventas asignado a las cajas departamentales de previsión y al Fondo de Prestaciones Sociales del Magisterio, con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTÍCULO 46o. En el Fondo de Programas Especiales para la Paz, se constituirán los rubros presupuestales "Fondo de Programas Especiales para la Paz – Programa de Desmovilizados" y "Programas de Reintegración Social y Económica", en los cuales la ordenación del gasto, además de lo dispuesto en el artículo 13 de la Ley 368 de 1997, podrá ser delegada en otros funcionarios del nivel directivo, de conformidad con las normas orgánicas del Presupuesto.

ARTÍCULO 47o. Todos los programas y proyectos en carreteras y aeropuertos, que no estén a cargo de la Nación y que estén financiados con recursos del Fondo de Inversiones para la Paz que está adscrito a la Agencia Presidencial para la Acción Social y la Cooperación Internacional, podrán ser ejecutados por el Instituto Nacional de Vías, la Unidad Administrativa Especial de la Aeronáutica Civil o mediante convenios con las entidades territoriales según sea el caso.

ARTÍCULO 48o. En desarrollo del artículo 119 del Estatuto Orgánico del Presupuesto, el Instituto de Planificación y Promoción de Soluciones Energéticas, IPSE, siempre y cuando no signifiquen erogaciones en dinero, podrá adelantar las operaciones de canje de activos fijos de su propiedad por proyectos de preinversión e inversión en las zonas que no tengan posibilidad técnico-económica de conectarse al Sistema Interconectado Nacional.

Los proyectos de preinversión e inversión incluidos en el canje que se realice, no podrán ser financiados directa ni indirectamente con recursos que hagan parte del Presupuesto General de la Nación.

ARTÍCULO 49o. El Servicio Nacional de Aprendizaje, SENA, transferirá al Departamento Administrativo de Ciencia, Tecnología e Innovación, COLCIENCIAS, con destino a financiar las actividades que promuevan y fomenten la investigación aplicada, la innovación, el desarrollo tecnológico, la apropiación pública de la ciencia, la tecnología, y en general la construcción de capacidades regionales de ciencia, tecnología e innovación, la cuarta parte de los recursos provenientes del veinte por ciento (20%) de los aportes sobre las nóminas de que trata el artículo 16 de la Ley 344 de 1996, mediante la celebración de un convenio interadministrativo.

ARTÍCULO 50o. La ejecución de los recursos que se giran al Fondo Nacional de Pensiones de las Entidades Territoriales, FONPET, con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno Nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo, administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3o del artículo 2o de la Ley 549 de 1999, el Gobierno Nacional determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior. Cuando se establezca que la realidad no corresponde con lo que se acreditó, se descontarán los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

ARTÍCULO 51o. Las apropiaciones programadas en la presente ley para la ejecución de proyectos viales de la red secundaria y terciaria a cargo de los departamentos y municipios, los aeropuertos y zonas marítimas que no estén a cargo de la Nación, podrán ser ejecutadas directamente por las entidades especializadas del sector transporte o mediante convenios con las entidades territoriales y/o sus descentralizadas. La responsabilidad de la Nación se limitará a la ejecución de los recursos apropiados en la presente ley y dicha infraestructura seguirá a cargo de las entidades territoriales y/o sus descentralizadas.

PARÁGRAFO. La Nación a través del Ministerio de Hacienda y Crédito Público, podrá otorgar créditos presupuestales a las entidades territoriales y/o sus descentralizadas para el desarrollo de proyectos a que se refiere el presente artículo, en los términos y condiciones especiales que dicho Ministerio establezca.

ARTÍCULO 52o. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo-beneficio del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

También podrán contratar un seguro de responsabilidad civil para servidores públicos, mediante el cual se ampare la responsabilidad de los mismos por actos o hechos no dolosos ocurridos en ejercicio de sus funciones, y los gastos de defensa en materia disciplinaria, penal y fiscal que deban realizar; estos últimos gastos los podrán pagar las entidades, siempre y cuando exista decisión definitiva que exonere de toda responsabilidad y no sea condenada la contraparte a las costas del proceso.

Esta disposición será aplicable a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta asimiladas a estas.

ARTÍCULO 53o. En virtud de la autonomía consagrada en el artículo 69 de la Constitución Política, las universidades estatales pagarán las sentencias o fallos proferidos en contra de la Nación con los recursos asignados por parte de esta, en cumplimiento del artículo 86 de la Ley 30 de 1992.

ARTÍCULO 54o. Los recursos aportados por la Nación a la Subcuenta de Subsistencia del Fondo de Solidaridad Pensional, en cumplimiento de lo previsto en el literal c) del numeral 2 del artículo 27 de la Ley 100 de 1993, adicionado por el artículo 8o de la Ley 797 de 2003 se ejecutarán en coordinación con el Instituto Colombiano de Bienestar Familiar, ICBF.

ARTÍCULO 55o. El Consejo Superior de la Judicatura y la Fiscalía General de la Nación podrán sustituir inmuebles de su propiedad, por obras necesarias para la adquisición, terminación, adecuación y dotación de su infraestructura, sin operación presupuestal alguna.

ARTÍCULO 56o. Los órganos que conforman el Presupuesto General de la Nación y las entidades territoriales y las entidades descentralizadas de aquella y de estas, así como los ejecutores, a los que se les hubiere girado recursos del Fondo Nacional de Regalías y que actualmente no estén amparando compromisos u obligaciones, y correspondan a apropiaciones presupuestales de vigencias fiscales anteriores a 2010, deben reintegrar, dentro del primer trimestre de 2011 a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, el total de recursos que por concepto de saldos no ejecutados y rendimientos financieros posean en las cuentas abiertas para cada proyecto.

Así mismo, dichas entidades remitirán a la Dirección de Regalías del Departamento Nacional de Planeación dentro de los quince (15) días siguientes al vencimiento del término establecido para realizar el reintegro, copia de los documentos que soporten el reintegro de los recursos, identificando el nombre del proyecto, el monto por concepto de saldos no ejecutados y los rendimientos financieros obtenidos.

ARTÍCULO 57o. Con los recursos del saldo disponible del Fondo Nacional de Regalías a 31 de diciembre de 2009, se podrán financiar durante la vigencia fiscal 2011, proyectos de inversión correspondientes a los corredores arteriales de competitividad, en especial, los definidos de importancia estratégica en el Consejo Nacional de Política Económica y Social, CONPES 3536 de 2008 y al equipamiento básico en las zonas de influencia de los nodos de transferencia localizados en corredores viales de comercio exterior interdistritales.

Para dar cumplimiento a lo anterior, el Ministerio de Hacienda y Crédito Público, administrador del portafolio del Fondo Nacional de Regalías, situará estos recursos, previa solicitud del Instituto Nacional de Vías quien los ejecutará. Al Fondo Nacional de Regalías únicamente le corresponde realizar los ajustes contables a que haya lugar.

ARTÍCULO 58o. Con el fin de dar cumplimiento a lo establecido en los artículos 36 y 41 de la Ley 715 de 2001 y 37 de la Ley 1151 de 2007, se pagarán contra las apropiaciones y excedentes de los recursos del Sistema General de Participaciones, los saldos que resulten del reconocimiento de los costos del servicio educativo ordenados por la Constitución y la ley, y las deudas por concepto de los costos acumulados en el Escalafón Nacional Docente, las homologaciones de cargos administrativos del sector y el incentivo regulado en el Decreto 1171 de 2004. El Ministerio de Educación Nacional revisará las liquidaciones presentadas por las entidades territoriales y certificará el monto por reconocer.

ARTÍCULO 59o. Con los excedentes de la Subcuenta de Eventos Catastróficos y Accidentes de Tránsito del Fondo de Solidaridad y Garantía, FOSYGA, a 31 de diciembre de 2010, se podrán financiar los programas de Protección a la Salud Pública, Vulnerabilidad Sísmica, Gestión de Instituciones de la Red Pública Hospitalaria, Atención a la Población en Condiciones Especiales tanto discapacitada como población desplazada, Ampliación, renovación de la afiliación del régimen subsidiado, población desplazada y vulnerable, y atención prioritaria en salud, incorporados en el presupuesto del Ministerio de la Protección Social.

ARTÍCULO 60o. La Unidad Administrativa Especial del Sistema de Parques Nacionales Naturales podrá presentar los proyectos, con el aval de las entidades territoriales del ámbito de jurisdicción en el que se desarrollarán los mismos, y ejecutar los recursos destinados para la conservación, preservación, descontaminación y recuperación del medio ambiente y saneamiento ambiental a los que se refieren las Leyes 141 de 1994 y 756 de 2002 y correspondientes a las asignaciones del Fondo Nacional de Regalías.

Así mismo, los recursos destinados de manera específica para la financiación de proyectos en parques naturales a los que se refieren dichas leyes podrán ser presentados y serán ejecutados por la Unidad Administrativa Especial del Sistema de Parques Nacionales Naturales, en desarrollo de las funciones establecidas por el artículo 19 del Decreto 216 de 2003.

ARTÍCULO 61o. En desarrollo de la Política de Consolidación de la Seguridad Democrática, PCSD, contenida en el Plan Nacional de Desarrollo y en las bases del mismo, las cuales fueron incorporadas mediante el artículo 3o de la Ley 1151 de 2007, las Fuerzas Militares podrán ejecutar Programas y Proyectos de Inversión para fortalecer las estrategias tendientes a consolidar la presencia institucional tales como: obras de infraestructura, dotación y mantenimiento, garantizando el bienestar de la población afectada por la situación de violencia generada por los grupos armados al margen de la ley.

ARTÍCULO 62o. Las entidades responsables de la Atención Integral a la Población Desplazada por la Violencia, sectoriales del orden nacional, de que trata la Ley 387 de 1997, darán prioridad en la ejecución de sus respectivos presupuestos, a la atención de la población desplazada por la violencia, en cumplimiento de la Sentencia T-025 de 2004 y de sus Autos de Seguimiento proferidos por la Honorable Corte Constitucional. Esta priorización de recursos deberá considerar las acciones diferenciales para sujetos de especial protección constitucional.

La priorización referenciada en el inciso anterior se efectuará teniendo en cuenta: (i) la categoría de la entidad territorial, de conformidad con lo establecido en el artículo 1° de la Ley 617 de 2000, (ii) el número de hogares recibidos o expulsados, de acuerdo con el Registro Único de Población Desplazada de la Agencia Presidencial para la Acción Social y la Cooperación Internacional y (iii) los índices de presión de las entidades territoriales, medido como el número de población desplazada recibida con relación a la población total. Lo anterior en armonía con los principios de concurrencia, complementariedad y subsidiariedad.

ARTÍCULO 63o. Los recursos del Fondo para la Rehabilitación, Inversión y Lucha contra el Crimen Organizado, FRISCO, y los recursos provenientes de la Ley 55 de 1985, apropiados en la presente vigencia fiscal para ser transferidos a la Nación, serán girados por la Dirección Nacional de Estupefacientes, DNE y la Superintendencia de Notariado y Registro, respectivamente a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, para reintegrar

los recursos que la Nación ha girado, de acuerdo con lo establecido en los Documentos CONPES 3412 de 2006, 3476 de 2007 y 3575 de 2009.

ARTÍCULO 64o. Con los recursos del saldo disponible del Fondo Nacional de Regalías a 31 de diciembre de 2009, se podrán financiar proyectos regionales de inversión, principalmente a los que se refiere el artículo 116 de la Ley 1151 de 2007, los cuales serán presentados por los Ministerios sectoriales competentes para aprobación del Consejo Asesor de Regalías, y se ejecutarán por quien este designe, en beneficio de las entidades territoriales. La ejecución de los recursos de las asignaciones a que se refiere el presente artículo, correspondientes a la Corporación Autónoma Regional del Río Grande de La Magdalena, CORMAGDALENA, se ajustarán a las disposiciones de la Ley 1283 de 2009.

ARTÍCULO 65o. Los recursos provenientes de las cauciones de que trata el artículo 8o del Decreto 2085 de 2008, se destinarán a financiar el "Programa de Promoción para la Reposición y Renovación del Parque Automotor de Carga" del Ministerio de Transporte, con el objeto de promover la modernización del parque automotor.

ARTÍCULO 66o. Los hogares beneficiarios del Programa de Subsidio Familiar de Vivienda, podrán aplicar este subsidio en cualquier parte del país o modalidad de solución de vivienda, tanto en zona urbana como rural, independiente de la modalidad a la cual se postuló o asignó. La población desplazada perteneciente a comunidades indígenas, comunidades negras y afrocolombianas podrá aplicar los subsidios para adquirir, construir o mejorar soluciones de vivienda en propiedades colectivas, conforme a los mandatos constitucionales y legales, tradiciones y sistemas de derecho propio de cada comunidad.

ARTÍCULO 67o. Los recursos presupuestados en el Ministerio de Hacienda y Crédito Público con destino a financiar los gastos de Justicia y Paz, en desarrollo de la Ley 975 de 2005 y demás normas que regulan la materia, serán distribuidos con el concepto previo de la Dirección General del Presupuesto Público Nacional, de acuerdo con las necesidades y requerimientos de las entidades competentes para ejecutar dichos gastos.

ARTÍCULO 68o. Las Entidades Territoriales que accedieron a los recursos de Crédito de Presupuesto otorgados por el Ministerio de Hacienda y Crédito Público en desarrollo del Programa para el Mejoramiento y Mantenimiento Rutinario de la Red Vial Secundaria y Terciaria en el año 2009, podrán obtener por parte del Gobierno Nacional a través del Ministerio de Hacienda y Crédito Público la condonación de dichos créditos. Para tal efecto, una vez se cumplan las condiciones establecidas en el contrato de empréstito y en el convenio de desempeño, el Ministro de Hacienda y Crédito Público informará mediante oficio a cada Entidad Territorial la respectiva condonación independientemente del cumplimiento o no de los plazos establecidos en cada uno de los contratos de empréstito.

ARTÍCULO 69o. La Nación, a través del Ministerio de Hacienda y Crédito Público, podrá transferir recursos destinados a facilitar las condiciones para la financiación de vivienda, al Fondo de Reserva para la Estabilización de la Cartera Hipotecaria, para el cumplimiento de sus funciones y como elemento fundamental de la política contracíclica liderada por el Gobierno Nacional.

ARTÍCULO 70o. Los recursos presupuestados en el Ministerio de Hacienda y Crédito Público con destino a la operación del Sistema Electrónico para la Contratación Pública, SECOP, en desarrollo de la Ley 1150 de 2007 y demás normas que regulan la materia, serán distribuidos con el concepto previo de la Dirección General del Presupuesto Público Nacional, de acuerdo con las necesidades y requerimientos de la entidad o entidades competentes para ejecutar dichos gastos.

ARTÍCULO 71o. Con los recursos a que hace referencia el numeral 4 del artículo 11 de la Ley 21 de 1982, que no estén amparando compromisos a 31 de diciembre de 2010, se financiarán proyectos de construcción y adquisición de infraestructura, mejoramiento de infraestructura y dotación de instituciones de educación media técnica y media académica, señaladas en el artículo 111 de la Ley 633 de 2000.

ARTÍCULO 72o. Los recursos a que hace mención el parágrafo 4 del artículo 3 de la Ley 141 de 1994, adicionado por el artículo 25 de la ley 756 de 2002, una vez cerradas las labores de Interventoría Administrativa y Financiera y que no hayan sido objeto de apropiación, y/o compromiso y/o utilización para el fin que fueron descontados al igual que sus rendimientos generados, se devolverán a las entidades territoriales beneficiarias de las correspondientes regalías y/o compensaciones.

Dicha devolución se realizará de manera proporcional a cada entidad territorial, de acuerdo con su participación en los recursos que inicialmente fueron descontados por las entidades recaudadoras y giradoras.

Sin perjuicio de lo previsto en el presente artículo, los proyectos de cooperación y asistencia establecidos en desarrollo del control y vigilancia de las participaciones en regalías y las asignaciones provenientes del Fondo Nacional de Regalías, celebrados o que se celebren, se desarrollarán y ejecutarán con sujeción a las normas que hayan servido de soporte a dichos proyectos.

ARTÍCULO 73o. La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, en su calidad de administrador del Fondo de Estabilización de Precios de los Combustibles, elaborará una vez al año un estado de resultados de las operaciones financieras efectivamente pagadas o recibidas durante la vigencia de 2011, con el cual se harán las afectaciones presupuestales correspondientes para dicho Fondo.

La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público presentará al Consejo Superior de Política Fiscal, CONFIS, la evolución de los saldos y los resultados de las operaciones financieras con una frecuencia trimestral.

ARTÍCULO 74o. Sin perjuicio de la responsabilidad fiscal y disciplinaria a que haya lugar, cuando en vigencias anteriores no se haya realizado el pago de obligaciones adquiridas con las formalidades previstas en el Estatuto Orgánico del Presupuesto y demás normas que regulan la materia, y sobre los mismos no se haya constituido la reserva presupuestal o la cuenta por pagar correspondiente, se podrá crear el rubro "Pasivos Exigibles - Vigencias Expiradas" y con cargo a éste, ordenar el pago.

También procederá la operación presupuestal prevista en el inciso anterior, cuando el pago no se hubiere realizado pese a haberse constituido oportunamente la reserva presupuestal o la cuenta por pagar en los términos del artículo 89 del Estatuto Orgánico del Presupuesto.

El mecanismo previsto en el primer inciso de este artículo también procederá cuando se trate del cumplimiento de una obligación originada en la ley, exigible en vigencias anteriores, aún sin que medie certificado de disponibilidad presupuestal ni registro presupuestal.

En todo caso, el jefe del órgano respectivo certificará previamente el cumplimiento de los requisitos señalados en este artículo.

ARTÍCULO 75o. La Nación podrá concurrir a la financiación de las obligaciones que deba asumir el Instituto de Seguros Sociales por aplicación de lo previsto por el artículo 1° del Decreto 3974 de 2007.

ARTÍCULO 76o. En los presupuestos del Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación se incluirá una apropiación con el objeto de atender los gastos, en otras secciones presupuestales, para la prevención y atención de desastres y financiar programas y proyectos de inversión que se encuentren debidamente registrados en el Banco Nacional de Programas y Proyectos de conformidad con el artículo 68 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 77o. De conformidad con lo previsto en el artículo 310 de la Constitución Política y la Ley 47 de 1993, la liquidación de la renta de destinación específica de que trata el numeral 3 del artículo 359 de la Constitución Política a favor del Departamento Archipiélago de San Andrés, Providencia y Santa Catalina, se hará efectiva por el Gobierno Nacional, sin efectuar las deducciones establecidas en el artículo 7 de la ley 225 de 1995.

ARTÍCULO 78o. Las entidades recaudadoras de las participaciones correspondientes a regalías y compensaciones a que se refiere la Ley 141 de 1994, descontarán a las entidades territoriales beneficiarias, los saldos a favor del Fondo Nacional de Regalías originados en los actos administrativos en firme o en las actas de liquidación bilateral suscritas por las partes, mediante los cuales se han liquidado unilateralmente o bilateralmente los convenios interadministrativos suscritos entre dichas entidades y la Comisión Nacional de Regalías. Para estos efectos, el Fondo Nacional de Regalías informará a las

entidades recaudadoras los saldos a descontar y la periodicidad de dichos descuentos que serán puestos en consideración de los representantes legales de las entidades ejecutoras.

ARTÍCULO 79o. Los recursos del presupuesto nacional asignados al Fondo Nacional de Garantías con el fin de garantizar los préstamos educativos efectuados por la banca comercial, que no hayan sido utilizados a la fecha de expedición de la presente ley, se apropiarán con destino al Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior, ICETEX para contribuir a la sostenibilidad financiera del crédito educativo de conformidad con la política general que defina su Junta Directiva para tal fin.

ARTÍCULO 80o. Las asignaciones presupuestales del Fondo de Tecnología de la Información y las Comunicaciones incluyen los recursos necesarios para cubrir el importe de los costos en que incurra el operador oficial de los servicios de franquicia postal y telegráfica para la prestación de estos servicios a los órganos que hacen parte del Presupuesto General de la Nación.

El Fondo de Tecnología de la Información y las Comunicaciones hará la transferencia de recursos al operador postal y telegráfico oficial, quien expedirá a la entidad destinataria del servicio el respectivo paz y salvo tan pronto como reciba los recursos.

ARTÍCULO 81o. Autorízase al Gobierno Nacional para apropiar recursos del Presupuesto General de la Nación y transferirlos al Fondo Nacional del Café, destinados a la implementación de instrumentos que permitan garantizar la sostenibilidad del ingreso de las familias cafeteras y el acercamiento de los cafeteros a herramientas tecnológicas dirigidas a la mitigación de los riesgos inherentes a su actividad productiva.

PARÁGRAFO. El Comité Nacional de Cafeteros determinará mediante Resolución las actividades elegibles de gasto que se enmarcan en el artículo anterior, con el voto expreso y favorable del Ministro de Hacienda y Crédito Público.

ARTÍCULO 82o. La liquidación de los excedentes financieros de que trata el Estatuto Orgánico del Presupuesto, que se efectúen en la vigencia de la presente ley, se hará con base en una proyección de los ingresos y de los gastos, para la vigencia siguiente a la de corte de los Estados Financieros, en donde se incluyen además las cuentas por cobrar y por pagar no presupuestadas, las reservas presupuestales, así como la disponibilidad inicial (caja, bancos e inversiones).

ARTÍCULO 83o. Con cargo a la porción que se reasigna por disposición del artículo 13 de la Ley 55 de 1985 a la construcción, adecuación y dotación de establecimientos carcelarios, se financiará en la sección presupuestal del Instituto Colombiano de Bienestar Familiar – ICBF una apropiación por $10.000 millones para que éste los destine a la construcción, adecuación y dotación de los centros de atención especializada en el marco del Sistema de Responsabilidad Penal para Adolescentes.

Para tales efectos, la Superintendencia de Notariado y Registro trasladará directamente al ICBF los mencionados recursos dentro del primer trimestre de la vigencia fiscal.

ARTÍCULO 84o. Condónese la deuda causada a cargo del Instituto de Seguros Sociales – ISS – a favor de la Nación – Ministerio de Hacienda y Crédito Público, en desarrollo de los créditos de presupuesto otorgados con anterioridad al 31 de diciembre de 2006.

ARTÍCULO 85o. Los órganos que hacen parte del Presupuesto General de la Nación sólo podrán solicitar la situación de los recursos aprobados en el Programa Anual de Caja a la Dirección General de Crédito Público y Tesoro Nacional, cuando hayan recibido los bienes y/o servicios o se tengan cumplidos los requisitos que hagan exigible su pago. En ningún caso las entidades podrán solicitar giro de recursos para transferir a Fiducias o Encargos Fiduciarios o a las entidades con las que celebre convenios o contratos interadministrativos, sin que se haya cumplido el objeto del gasto.

ARTÍCULO 86o. Con los recursos del Fondo Nacional de Regalías se podrán financiar inversiones en salud durante la vigencia fiscal 2011, incluidos los provenientes de su portafolio.

ARTÍCULO 87o. La Nación asignará un monto de recursos destinados a cubrir el valor correspondiente a un porcentaje del cincuenta por ciento (50%) del costo de la energía eléctrica debidamente comprobado por las electrificadoras de cada región, de los usuarios de los distritos de riego y de los distritos de riego administrados por el Estado o por las Asociaciones de Usuarios debidamente reconocidas por el Ministerio de Agricultura y Desarrollo Rural.

PARÁGRAFO 1°. Para el caso de los usuarios de distritos de riego cuya facturación sea individual, este beneficio se otorgará solo para aquellos que no posean más de cincuenta (50) hectáreas.

PARÁGRAFO 2°. Para efectos de la clasificación de los usuarios del servicio de energía eléctrica, según la Ley 142 de 1994, la utilización de la energía eléctrica para riego dirigido a la producción agropecuaria se clasificará dentro de la clase especial, la cual no pagará contribución. Además con el objeto de comercializar la energía eléctrica, los usuarios de los distritos de riego, se clasificarán como usuarios no regulados.

ARTÍCULO 88o. Los recursos programados en el Instituto Nacional de Vías por CIENTO VEINTE MIL MILLONES DE PESOS ($120.000.000.000) provenientes del saldo disponible del Fondo Nacional de Regalías a 31 de diciembre de 2009, se destinarán a la ejecución de proyectos viales de la red terciaria a cargo de los municipios.

Para dar cumplimiento a lo anterior, el Ministerio de Hacienda y Crédito Público, administrador del portafolio del Fondo Nacional de Regalías, situará estos recursos, previa solicitud del Instituto Nacional de Vías quien los ejecutará. Al Fondo Nacional de Regalías únicamente le corresponde realizar los ajustes contables a que haya lugar.

ARTÍCULO 89o. La Nación, con recursos diferentes a los de rentas de congestión, podrá financiar el Fondo de Energía Social, FOES, de que tratan los artículos 118 de la Ley 812 de 2003 y 59 de la Ley 1151 de 2007. Con estos recursos se podrá reconocer total o parcialmente requerimientos del FOES que no hayan sido cubiertos con la fuente original de rentas de congestión.

ARTÍCULO 90o. El Fondo Nacional de Regalías creado mediante la Ley 141 de 1994, durante la vigencia de 2011 asignará el 15% de sus recursos para continuar financiando los proyectos regionales de inversión en infraestructura eléctrica y de gas, a que hace referencia el artículo 37 de la Ley 756 de 2002, en los porcentajes y términos allí descritos.

ARTÍCULO 91o. El Ministerio de la Protección Social podrá realizar operaciones de préstamo interfondos entre la subcuenta de Eventos Catastróficos y Accidentes de Tránsito –ECAT– y la subcuenta de Compensación del Fondo de Solidaridad y Garantía –Fosyga–; recursos que se destinarán a la financiación de eventos NO POS de los afiliados al régimen contributivo.

El plazo para el pago, el periodo de gracia para amortización de capital y la tasa de interés, serán los establecidos en el artículo 37 de la Ley 1393 de 2010 y su decreto reglamentario, en lo pertinente.

La operación prevista en el presente artículo corresponde a una operación de manejo de recursos del portafolio y, por tanto, su otorgamiento y atención no requiere trámite presupuestal alguno.

ARTÍCULO 92o. En las empresas de servicios públicos mixtas, en las cuales la participación del Estado directamente o a través de sus entidades descentralizadas sea igual o superior al noventa por ciento y que desarrollen sus actividades bajo condiciones de competencia, la aprobación y modificación de sus presupuestos, de las viabilidades presupuestales y de las vigencias futuras corresponderá a las juntas directivas de las respectivas empresas, siempre y cuando cumplan los requisitos señalados en el artículo 36 del Decreto 4730 de 2005.

ARTÍCULO 93o. Recursos para el Fondo de Solidaridad de la Caja de Vivienda Militar y de Policía. De conformidad con el numeral 5 del parágrafo 2 del artículo 1 de la ley 1305 de 2009 en virtud del cual el gobierno nacional apropiara recursos durante la presente vigencia con el fin de atender soluciones de vivienda a los destinatarios del Fondo de Solidaridad de la Caja de Vivienda Militar y de Policía. Lo anterior permite contribuir con la meta de un millón de viviendas del Gobierno Nacional.

ARTÍCULO 94o. La presente ley rige a partir de la fecha de su publicación y surte efectos fiscales a partir del 1o de enero de 2011.

EL PRESIDENTE DEL HONORABLE SENADO DE LA REPUBLICA



ARMANDO BENEDETTI VILLANEDA

EL SECRETARIO GENERAL DEL HONORABLE SENADO DE LA REPUBLICA



EMILIO RAMON OTERO DAJUD

EL PRESIDENTE DE LA HONORABLE CAMARA DE REPRESENTANTES



CARLOS ALBERTO ZULUAGA DIAZ

EL SECRETARIO GENERAL DE LA HONORABLE CAMARA DE REPRESENTANTES



JESUS ALFONSO RODRIGUEZ CAMARGO

LEY No. 1420

"POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2011"

REPÚBLICA DE COLOMBIA – GOBIERNO NACIONAL

PUBLÍQUESE Y CÚMPLASE

Dada en Bogotá, D.C., a los 13 DIC 2010



EL MINISTRO DE HACIENDA Y CRÉDITO PÚBLICO,



JUAN CARLOS ECHEVERRY GARZÓN


RECEIVED
SEP 30 2011
191

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: May 31, 2012
Estimated average burden hours per response: 0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Colombia
Exact name of registrant as specified in charter

0000917142
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2010
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-73840
SEC file number, if available

S-______________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-______________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2010
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia, on September 30, 2011.

REPUBLIC OF COLOMBIA

By: /s/ Bruce Mac Master Rojas
Bruce Mac Master Rojas
Deputy Minister of Finance and Public Credit in Charge of the Duties of the Minister of Finance and Public Credit

Total number of pages is 85
Exhibit index is on page 3 of 85

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Colombia's Annual Report on Form 18-K for the year ended December 31, 2010 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the Revenues, Budget and Appropriations Law for 2011 of the Republic of Colombia

EXHIBIT C

LEY No. 1420 13 DIC 2010

"POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2011"

EL CONGRESO DE COLOMBIA

DECRETA:

PRIMERA PARTE

CAPÍTULO I
PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTÍCULO 1o. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2011, en la suma de CIENTO CUARENTA Y SIETE BILLONES DOSCIENTOS CINCUENTA Y CINCO MIL DOSCIENTOS CINCUENTA Y DOS MILLONES QUINIENTOS CUARENTA Y NUEVE MIL CIENTO OCHENTA Y SEIS PESOS MONEDA LEGAL ($147.255.252.549.186), según el detalle del Presupuesto de Rentas y Recursos de Capital para el 2011, así:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

I - INGRESOS DEL PRESUPUESTO NACIONAL		134,694,386,838,386
1.	INGRESOS CORRIENTES DE LA NACION	74,283,648,000,000
2.	RECURSOS DE CAPITAL DE LA NACION	51,581,570,088,211
5.	RENTAS PARAFISCALES	897,435,184,046
6.	FONDOS ESPECIALES	7,931,733,566,129
II - INGRESOS DE LOS ESTABLECIMIENTOS PUBLICOS		12,560,865,710,800
021000	AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -	
A- INGRESOS CORRIENTES		56,036,532,000
B- RECURSOS DE CAPITAL		240,165,928,646
032400	SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS	
A- INGRESOS CORRIENTES		63,327,974,036
B- RECURSOS DE CAPITAL		14,030,146,540
040200	FONDO ROTATORIO DEL DANE	
A- INGRESOS CORRIENTES		10,792,865,059
040300	INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC	
A- INGRESOS CORRIENTES		50,181,257,970
050300	ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)	
A- INGRESOS CORRIENTES		10,328,000,000
B- RECURSOS DE CAPITAL		32,000,000,000
C- CONTRIBUCIONES PARAFISCALES		60,192,300,000
060200	FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD	
A- INGRESOS CORRIENTES		10,737,753,000
B- RECURSOS DE CAPITAL		74,094,200,000
110200	FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES	
A- INGRESOS CORRIENTES		85,424,994,695
B- RECURSOS DE CAPITAL		33,247,805,305

130900 SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA

A- INGRESOS CORRIENTES 8,408,740,303

B- RECURSOS DE CAPITAL 1,050,000,000

131000 UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES

A- INGRESOS CORRIENTES 30,000,000,000

B- RECURSOS DE CAPITAL 10,594,700,000

131300 SUPERINTENDENCIA FINANCIERA DE COLOMBIA

A- INGRESOS CORRIENTES 128,783,787,171

B- RECURSOS DE CAPITAL 5,400,000,000

131400 UNIDAD ADMINISTRATIVA ESPECIAL DE GESTION PENSIONAL Y CONTRIBUCIONES PARAFISCALES DE LA PROTECCION SOCIAL - UGPP

A- INGRESOS CORRIENTES 1,030,000,000

150300 CAJA DE RETIRO DE LAS FUERZAS MILITARES

A- INGRESOS CORRIENTES 134,724,431,702

B- RECURSOS DE CAPITAL 43,267,495,692

150700 INSTITUTO CASAS FISCALES DEL EJERCITO

A- INGRESOS CORRIENTES 29,986,928,000

B- RECURSOS DE CAPITAL 3,594,198,180

150800 DEFENSA CIVIL COLOMBIANA, GUILLERMO LEON VALENCIA

A- INGRESOS CORRIENTES 2,569,200,000

B- RECURSOS DE CAPITAL 1,150,000,000

151000 CLUB MILITAR DE OFICIALES

A- INGRESOS CORRIENTES 34,291,450,000

B- RECURSOS DE CAPITAL 1,718,000,000

151100 CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL

A- INGRESOS CORRIENTES 145,714,735,624

B- RECURSOS DE CAPITAL 17,021,077,000

151200 FONDO ROTATORIO DE LA POLICIA

A- INGRESOS CORRIENTES 285,206,892,000

B- RECURSOS DE CAPITAL 22,107,770,000

151600 SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA

A- INGRESOS CORRIENTES 14,037,004,186

151900 HOSPITAL MILITAR

A- INGRESOS CORRIENTES 172,586,635,000

B- RECURSOS DE CAPITAL 1,072,388,000

152000 AGENCIA LOGISTICA DE LAS FUERZAS MILITARES

A- INGRESOS CORRIENTES 889,262,493,889

170200 INSTITUTO COLOMBIANO AGROPECUARIO (ICA)

A- INGRESOS CORRIENTES 30,202,300,000

B- RECURSOS DE CAPITAL 10,931,900,000

171300 INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER

A- INGRESOS CORRIENTES 16,916,340,000

B- RECURSOS DE CAPITAL 5,090,200,000

210300 INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-

A- INGRESOS CORRIENTES 110,434,200,000

B- RECURSOS DE CAPITAL 22,078,000,000

210900 UNIDAD DE PLANEACION MINERO ENERGETICA - UPME

A- INGRESOS CORRIENTES 13,131,600,000

B- RECURSOS DE CAPITAL 10,004,800,000

211000 INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-

A- INGRESOS CORRIENTES 2,955,000,000

B- RECURSOS DE CAPITAL 35,218,200,000

211100 AGENCIA NACIONAL DE HIDROCARBUROS - ANH

A- INGRESOS CORRIENTES 260,239,800,000

B- RECURSOS DE CAPITAL 763,672,500,000

220900 INSTITUTO NACIONAL PARA SORDOS (INSOR)

A- INGRESOS CORRIENTES 304,455,045

221000 INSTITUTO NACIONAL PARA CIEGOS (INCI)

A- INGRESOS CORRIENTES 321,600,000

B- RECURSOS DE CAPITAL	271,739,992
223400 INSTITUTO TECNICO CENTRAL	
A- INGRESOS CORRIENTES	5,151,535,384
B- RECURSOS DE CAPITAL	1,850,000,000
223800 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA	
A- INGRESOS CORRIENTES	369,400,000
223900 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR	
A- INGRESOS CORRIENTES	585,679,422
224100 INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL	
A- INGRESOS CORRIENTES	1,296,399,309
B- RECURSOS DE CAPITAL	491,000,000
224200 INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI	
A- INGRESOS CORRIENTES	862,770,857
B- RECURSOS DE CAPITAL	70,000,000
230600 FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES	
A- INGRESOS CORRIENTES	718,681,000,000
B- RECURSOS DE CAPITAL	308,533,200,000
230700 COMISION NACIONAL DE TELEVISION	
A- INGRESOS CORRIENTES	123,170,284,000
240200 INSTITUTO NACIONAL DE VIAS	
A- INGRESOS CORRIENTES	267,689,925,217
B- RECURSOS DE CAPITAL	66,094,022,461
241200 UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL	
A- INGRESOS CORRIENTES	425,797,400,000
B- RECURSOS DE CAPITAL	2,833,800,000
241300 INSTITUTO NACIONAL DE CONCESIONES - INCO	
A- INGRESOS CORRIENTES	87,813,927,697
B- RECURSOS DE CAPITAL	89,724,673,311
260200 FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA	
A- INGRESOS CORRIENTES	882,000,000
B- RECURSOS DE CAPITAL	30,012,882,887
280200 FONDO ROTATORIO DE LA REGISTRADURIA	
A- INGRESOS CORRIENTES	41,480,212,564
B- RECURSOS DE CAPITAL	265,540,793
280300 FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL	
B- RECURSOS DE CAPITAL	7,374,200,000
290200 INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES	
A- INGRESOS CORRIENTES	276,487,069
B- RECURSOS DE CAPITAL	931,132,100
320200 INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM	
A- INGRESOS CORRIENTES	6,500,000,000
320400 FONDO NACIONAL AMBIENTAL	
A- INGRESOS CORRIENTES	19,557,500,000
B- RECURSOS DE CAPITAL	6,966,500,000
330400 ARCHIVO GENERAL DE LA NACION	
A- INGRESOS CORRIENTES	9,309,680,007
B- RECURSOS DE CAPITAL	562,000,000
330500 INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA	
A- INGRESOS CORRIENTES	552,256,874
330600 INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES	
A- INGRESOS CORRIENTES	1,300,000,000
B- RECURSOS DE CAPITAL	1,747,493,502
330700 INSTITUTO CARO Y CUERVO	
A- INGRESOS CORRIENTES	105,922,728
350200 SUPERINTENDENCIA DE SOCIEDADES	
A- INGRESOS CORRIENTES	70,842,800,000
B- RECURSOS DE CAPITAL	2,060,000,000
350300 SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO	
A- INGRESOS CORRIENTES	38,954,640,000
B- RECURSOS DE CAPITAL	7,095,360,000

350400 UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES	
A- INGRESOS CORRIENTES	3,416,600,000
B- RECURSOS DE CAPITAL	3,803,400,000
360200 SERVICIO NACIONAL DE APRENDIZAJE (SENA)	
A- INGRESOS CORRIENTES	228,685,369,531
B- RECURSOS DE CAPITAL	248,398,000,000
C- CONTRIBUCIONES PARAFISCALES	1,603,095,000,000
360300 FONDO DE PREVISION SOCIAL DEL CONGRESO	
A- INGRESOS CORRIENTES	12,290,710,000
B- RECURSOS DE CAPITAL	37,332,299,000
360500 FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA	
A- INGRESOS CORRIENTES	76,373,100,000
B- RECURSOS DE CAPITAL	11,664,600,000
360600 INSTITUTO NACIONAL DE SALUD (INS)	
A- INGRESOS CORRIENTES	2,353,400,000
B- RECURSOS DE CAPITAL	616,038,000
360700 INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)	
A- INGRESOS CORRIENTES	3,871,732,271
B- RECURSOS DE CAPITAL	210,090,677,737
C- CONTRIBUCIONES PARAFISCALES	2,714,644,000,000
360800 SUPERINTENDENCIA NACIONAL DE SALUD	
A- INGRESOS CORRIENTES	39,573,600,000
360900 INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA	
A- INGRESOS CORRIENTES	66,514,623,797
B- RECURSOS DE CAPITAL	9,100,000,000
361000 UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION EN SALUD – CRES	
A- INGRESOS CORRIENTES	15,671,596,000
370500 SUPERINTENDENCIA DE NOTARIADO Y REGISTRO	
A- INGRESOS CORRIENTES	481,967,373,000
B- RECURSOS DE CAPITAL	202,230,800,000
370600 INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC	
A- INGRESOS CORRIENTES	88,041,984,183
B- RECURSOS DE CAPITAL	258,485,842
370700 DIRECCION NACIONAL DE ESTUPEFACIENTES	
A- INGRESOS CORRIENTES	3,685,991,519
B- RECURSOS DE CAPITAL	101,080,247,703
380100 COMISION NACIONAL DEL SERVICIO CIVIL	
A- INGRESOS CORRIENTES	23,325,300,000
B- RECURSOS DE CAPITAL	20,878,837,000
III - TOTAL INGRESOS	**147,255,252,549,186**

CAPÍTULO II
RECURSOS SUBCUENTA DE SOLIDARIDAD DEL FOSYGA

ARTÍCULO 2o. Se estima la cuantia de los recursos de la Subcuenta de Solidaridad del Fondo de Solidaridad y Garantía – FOSYGA para la vigencia fiscal de 2011 en la suma de DOS BILLONES CUATROCIENTOS TREINTA Y DOS MIL CUATROCIENTOS OCHENTA MILLONES DE PESOS MONEDA LEGAL ($2.432.480.000.000).

SEGUNDA PARTE

ARTÍCULO 3o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2011 una suma por valor de: CIENTO CUARENTA Y SIETE BILLONES DOSCIENTOS CINCUENTA Y CINCO MIL DOSCIENTOS CINCUENTA Y DOS MILLONES QUINIENTOS CUARENTA Y NUEVE MIL CIENTO OCHENTA Y SEIS PESOS MONEDA LEGAL ($147.255.252.549.186), según el detalle que se encuentra a continuación:

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0101			
		CONGRESO DE LA REPUBLICA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	340,597,018,673		340,597,018,673
C.		PRESUPUESTO DE INVERSION	50,000,000,000		50,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,000,000,000		5,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,000,000,000		5,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	45,000,000,000		45,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	45,000,000,000		45,000,000,000
TOTAL PRESUPUESTO SECCION			390,597,018,673		390,597,018,673
		SECCION: 0201			
		PRESIDENCIA DE LA REPUBLICA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	242,580,744,355		242,580,744,355
C.		PRESUPUESTO DE INVERSION	110,199,722,500		110,199,722,500
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,881,000,000		5,881,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,881,000,000		5,881,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,700,000,000		1,700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,700,000,000		1,700,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	7,027,122,500		7,027,122,500
	1000	INTERSUBSECTORIAL GOBIERNO	7,027,122,500		7,027,122,500
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	94,591,600,000		94,591,600,000
	1000	INTERSUBSECTORIAL GOBIERNO	93,846,600,000		93,846,600,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	745,000,000		745,000,000
TOTAL PRESUPUESTO SECCION			352,780,466,855		352,780,466,855

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0210			
		AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -			
A.		PRESUPUESTO DE FUNCIONAMIENTO	572,335,924,916	56,036,532,000	628,372,456,916
C.		PRESUPUESTO DE INVERSION	2,662,532,750,000	240,165,928,646	2,902,698,678,646
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	18,000,000,000		18,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,000,000,000		6,000,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	12,000,000,000		12,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	2,276,532,750,000		2,276,532,750,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	2,276,532,750,000		2,276,532,750,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,000,000,000		4,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,000,000,000		4,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	339,000,000,000		339,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	339,000,000,000		339,000,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	25,000,000,000	240,165,928,646	265,165,928,646
	1000	INTERSUBSECTORIAL GOBIERNO	25,000,000,000	240,165,928,646	265,165,928,646
TOTAL PRESUPUESTO SECCION			3,234,868,674,916	296,202,460,646	3,531,071,135,562
		SECCION: 0301			
		DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION			
A.		PRESUPUESTO DE FUNCIONAMIENTO	34,041,011,624		34,041,011,624
C.		PRESUPUESTO DE INVERSION	169,477,624,474		169,477,624,474
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	8,304,000,000		8,304,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	8,304,000,000		8,304,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	59,745,000,000		59,745,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	59,745,000,000		59,745,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	41,228,724,928		41,228,724,928

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	903	MITIGACION	3,464,000,000		3,464,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	37,764,724,928		37,764,724,928
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	60,199,425,564		60,199,425,564
	1000	INTERSUBSECTORIAL GOBIERNO	60,199,425,564		60,199,425,564
630		TRANSFERENCIAS	473,982		473,982
	1000	INTERSUBSECTORIAL GOBIERNO	473,982		473,982
TOTAL PRESUPUESTO SECCION			203,518,636,098		203,518,636,098

SECCION: 0324

SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		48,181,120,576	48,181,120,576
C.		PRESUPUESTO DE INVERSION		29,177,000,000	29,177,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		1,050,000,000	1,050,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,050,000,000	1,050,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		2,365,000,000	2,365,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		650,000,000	650,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,715,000,000	1,715,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		24,462,000,000	24,462,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		24,462,000,000	24,462,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,300,000,000	1,300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,300,000,000	1,300,000,000
TOTAL PRESUPUESTO SECCION				77,358,120,576	77,358,120,576

SECCION: 0325

FONDO NACIONAL DE REGALIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,148,305,039		3,148,305,039
C.		PRESUPUESTO DE INVERSION	906,936,000,000		906,936,000,000
630		TRANSFERENCIAS	906,936,000,000		906,936,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	906,936,000,000		906,936,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			910,084,305,039		910,084,305,039

SECCION: 0401

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	21,293,316,100		21,293,316,100
C.		PRESUPUESTO DE INVERSION	69,651,566,095		69,651,566,095
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	69,651,566,095		69,651,566,095
	1000	INTERSUBSECTORIAL GOBIERNO	69,651,566,095		69,651,566,095
TOTAL PRESUPUESTO SECCION			90,944,882,195		90,944,882,195

SECCION: 0402

FONDO ROTATORIO DEL DANE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	20,149,890	1,106,865,059	1,127,014,949
C.		PRESUPUESTO DE INVERSION		9,686,000,000	9,686,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		9,686,000,000	9,686,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		9,686,000,000	9,686,000,000
TOTAL PRESUPUESTO SECCION			20,149,890	10,792,865,059	10,813,014,949

SECCION: 0403

INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	32,076,347,837	6,041,257,970	38,117,605,807
C.		PRESUPUESTO DE INVERSION	64,429,000,000	44,140,000,000	108,569,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,280,000,000	46,000,000	2,326,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,280,000,000	46,000,000	2,326,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,210,000,000	2,217,000,000	5,427,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,210,000,000	2,217,000,000	5,427,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	165,000,000	1,048,000,000	1,213,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	165,000,000	1,048,000,000	1,213,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,581,000,000	469,000,000	3,050,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,581,000,000	469,000,000	3,050,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	15,296,000,000	38,197,000,000	53,493,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	15,296,000,000	38,197,000,000	53,493,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	40,590,000,000	83,000,000	40,673,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	40,590,000,000	83,000,000	40,673,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	307,000,000	2,080,000,000	2,387,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	307,000,000	2,080,000,000	2,387,000,000
TOTAL PRESUPUESTO SECCION			96,505,347,837	50,181,257,970	146,686,605,807

SECCION: 0501

DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,695,200,000		9,695,200,000
C.		PRESUPUESTO DE INVERSION	3,500,000,000		3,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,500,000,000		3,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,500,000,000		3,500,000,000
TOTAL PRESUPUESTO SECCION			13,195,200,000		13,195,200,000

SECCION: 0505

ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		33,653,400,000	33,653,400,000
C.		PRESUPUESTO DE INVERSION		68,866,900,000	68,866,900,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		12,288,900,000	12,288,900,000
	705	EDUCACION SUPERIOR		12,288,900,000	12,288,900,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		2,884,000,000	2,884,000,000
	705	EDUCACION SUPERIOR		2,884,000,000	2,884,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		309,000,000	309,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		309,000,000	309,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		5,655,000,000	5,655,000,000
	705	EDUCACION SUPERIOR		5,655,000,000	5,655,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		23,433,000,000	23,433,000,000
	700	INTERSUBSECTORIAL EDUCACION		4,481,000,000	4,481,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		8,034,000,000	8,034,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD		10,918,000,000	10,918,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		23,164,000,000	23,164,000,000
	705	EDUCACION SUPERIOR		19,868,000,000	19,868,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		3,296,000,000	3,296,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,133,000,000	1,133,000,000
	705	EDUCACION SUPERIOR		1,133,000,000	1,133,000,000
TOTAL PRESUPUESTO SECCION				102,520,300,000	102,520,300,000

SECCION: 0601

DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD (DAS)

			APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	267,297,890,000		267,297,890,000
TOTAL PRESUPUESTO SECCION			267,297,890,000		267,297,890,000

SECCION: 0602

FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD

			APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	15,985,000,000	33,989,953,000	49,974,953,000
C.		PRESUPUESTO DE INVERSION		50,842,000,000	50,842,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		10,100,000,000	10,100,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		10,100,000,000	10,100,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		25,442,000,000	25,442,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		25,442,000,000	25,442,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		7,000,000,000	7,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		7,000,000,000	7,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,000,000,000	4,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		4,000,000,000	4,000,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,300,000,000	4,300,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		4,300,000,000	4,300,000,000
TOTAL PRESUPUESTO SECCION			15,985,000,000	84,831,953,000	100,816,953,000

SECCION: 0901

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE LA ECONOMIA SOLIDARIA - DANSOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,456,041,696		4,456,041,696
C.		PRESUPUESTO DE INVERSION	3,156,000,000		3,156,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	225,000,000		225,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	225,000,000		225,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,080,917,200		2,080,917,200
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	2,080,917,200		2,080,917,200
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	197,230,000		197,230,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	197,230,000		197,230,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	300,000,000		300,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	300,000,000		300,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	352,852,800		352,852,800
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	352,852,800		352,852,800
TOTAL PRESUPUESTO SECCION			7,612,041,696		7,612,041,696

SECCION: 1101

MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	194,851,381,300		194,851,381,300
TOTAL PRESUPUESTO SECCION			194,851,381,300		194,851,381,300

SECCION: 1102

FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	62,344,389,792	109,344,800,000	171,689,189,792
C.		PRESUPUESTO DE INVERSION	3,883,000,000	9,328,000,000	13,211,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	291,650,000	658,350,000	950,000,000
	1002	RELACIONES EXTERIORES	291,650,000	658,350,000	950,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,314,600,000	2,441,400,000	3,756,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,314,600,000	2,441,400,000	3,756,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	157.500.000	292,500,000	450,000,000
	1002	RELACIONES EXTERIORES	157,500,000	292,500,000	450,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	560,000,000	1,040,000,000	1,600,000,000
	1002	RELACIONES EXTERIORES	560,000,000	1,040,000,000	1,600,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,106,000,000	4,054,000,000	5,160,000,000
	1002	RELACIONES EXTERIORES	1,106,000,000	4,054,000,000	5,160,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	453,250,000	841,750,000	1,295,000,000
	1002	RELACIONES EXTERIORES	453.250,000	841,750,000	1,295,000,000
TOTAL PRESUPUESTO SECCION			66,227,389,792	118,672,800,000	184,900,189,792

SECCION: 1301

MINISTERIO DE HACIENDA Y CREDITO PUBLICO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,762,569,643,746		6,762,569,643,746
C.		PRESUPUESTO DE INVERSION	1,508,797,246,509		1,508,797,246,509
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	7,000,000,000		7,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	7,000,000,000		7,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	17,691,501,815		17,691,501,815
	1000	INTERSUBSECTORIAL GOBIERNO	17,691,501,815		17,691,501,815
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	39,768,522,500		39,768,522,500
	1000	INTERSUBSECTORIAL GOBIERNO	39.768.522.500		39,768,522,500
630		TRANSFERENCIAS	1,444,337,222,194		1,444,337,222,194

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	870,837,222,194		870,837,222,194
	1000	INTERSUBSECTORIAL GOBIERNO	573,500,000,000		573,500,000,000
TOTAL PRESUPUESTO SECCION			8,271,366,890,255		8,271,366,890,255

SECCION: 1308

UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,251,984,519		9,251,984,519
C.		PRESUPUESTO DE INVERSION	3,697,000,000		3,697,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,231,000,000		3,231,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,231,000,000		3,231,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	466,000,000		466,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	466,000,000		466,000,000
TOTAL PRESUPUESTO SECCION			12,948,984,519		12,948,984,519

SECCION: 1309

SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		7,847,740,303	7,847,740,303
C.		PRESUPUESTO DE INVERSION		1,611,000,000	1,611,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,082,830,000	1,082,830,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,082,830,000	1,082,830,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		38,170,000	38,170,000
	1000	INTERSUBSECTORIAL GOBIERNO		38,170,000	38,170,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		490,000,000	490,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		490,000,000	490,000,000
TOTAL PRESUPUESTO SECCION				9,458,740,303	9,458,740,303

SECCION: 1310

UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	364,172,150,702	40,594,700,000	404,766,850,702

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	287,075,717,798		287,075,717,798
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	287,075,717,798		287,075,717,798
	1000	INTERSUBSECTORIAL GOBIERNO	287,075,717,798		287,075,717,798
TOTAL PRESUPUESTO SECCION			651,247,868,500	40,594,700,000	691,842,568,500

SECCION: 1312

UNIDAD DE INFORMACION Y ANALISIS FINANCIERO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,283,611,231		6,283,611,231
TOTAL PRESUPUESTO SECCION			6,283,611,231		6,283,611,231

SECCION: 1313

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,500,000,000	123,273,787,171	127,773,787,171
C.		PRESUPUESTO DE INVERSION		10,910,000,000	10,910,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,531,541,000	1,531,541,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,531,541,000	1,531,541,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		8,066,670,000	8,066,670,000
	1000	INTERSUBSECTORIAL GOBIERNO		8,066,670,000	8,066,670,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		974,308,000	974,308,000
	1000	INTERSUBSECTORIAL GOBIERNO		974,308,000	974,308,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		242,253,000	242,253,000
	1000	INTERSUBSECTORIAL GOBIERNO		242,253,000	242,253,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO		47,614,000	47,614,000
	1000	INTERSUBSECTORIAL GOBIERNO		47,614,000	47,614,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		47,614,000	47,614,000
	1000	INTERSUBSECTORIAL GOBIERNO		47,614,000	47,614,000
TOTAL PRESUPUESTO SECCION			4,500,000,000	134,183,787,171	138,683,787,171

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1314			
		UNIDAD ADMINISTRATIVA ESPECIAL DE GESTION PENSIONAL Y CONTRIBUCIONES PARAFISCALES DE LA PROTECCION SOCIAL - UGPP			
A.		PRESUPUESTO DE FUNCIONAMIENTO	23,933,618,001	1,030,000,000	24,963,618,001
C.		PRESUPUESTO DE INVERSION	5,000,000,000		5,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	500,000,000		500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,500,000,000		4,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,500,000,000		4,500,000,000
TOTAL PRESUPUESTO SECCION			28,933,618,001	1,030,000,000	29,963,618,001
		SECCION: 1401			
		SERVICIO DE LA DEUDA PUBLICA NACIONAL			
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	35,376,562,718,149		35,376,562,718,149
TOTAL PRESUPUESTO SECCION			35,376,562,718,149		35,376,562,718,149
		SECCION: 1501			
		MINISTERIO DE DEFENSA NACIONAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,114,984,172,000		9,114,984,172,000
C.		PRESUPUESTO DE INVERSION	1,186,399,510,800		1,186,399,510,800
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	138,547,650,060		138,547,650,060
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	99,324,000,000		99,324,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	30,280,000,000		30,280,000,000
	607	TRANSPORTE MARITIMO	750,000,000		750,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	1,620,800,000		1,620,800,000
	1400	INTERSUBSECTORIAL VIVIENDA	6,572,850,060		6,572,850,060
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,738,000,000		7,738,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	7,738,000,000		7,738,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	27,367,000,000		27,367,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	7,726,000,000		7,726,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	15,741,000,000		15,741,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1201	ACUEDUCTO Y ALCANTARILLADO	3,900,000,000		3,900,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	593,514,694,741		593,514,694,741
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	423,367,000,000		423,367,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	151,147,694,741		151,147,694,741
	102	DEFENSA Y SEGURIDAD EXTERNA	5,000,000,000		5,000,000,000
	300	INTERSUBSECTORIAL SALUD	14,000,000,000		14,000,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	405,592,965,999		405,592,965,999
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	309,389,965,999		309,389,965,999
	101	DEFENSA Y SEGURIDAD INTERNA	96,203,000,000		96,203,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	5,900,000,000		5,900,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,900,000,000		3,900,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	2,000,000,000		2,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	4,300,000,000		4,300,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	4,300,000,000		4,300,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	939,200,000		939,200,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	939,200,000		939,200,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	2,500,000,000		2,500,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	2,500,000,000		2,500,000,000
TOTAL PRESUPUESTO SECCION			10,301,383,682,800		10,301,383,682,800

SECCION: 1503

CAJA DE RETIRO DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,422,313,696,005	172,233,169,012	1,594,546,865,017
C.		PRESUPUESTO DE INVERSION		5,758,758,382	5,758,758,382
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,181,512,333	5,181,512,333
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		5,181,512,333	5,181,512,333
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		577,246,049	577,246,049

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		577,246,049	577,246,049
TOTAL PRESUPUESTO SECCION			1,422,313,696,005	177,991,927,394	1,600,305,623,399
		SECCION: 1507			
		INSTITUTO CASAS FISCALES DEL EJERCITO			
A.		PRESUPUESTO DE FUNCIONAMIENTO		19,450,126,180	19,450,126,180
C.		PRESUPUESTO DE INVERSION		14,131,000,000	14,131,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		10,586,000,000	10,586,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		10,412,000,000	10,412,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		174,000,000	174,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,545,000,000	3,545,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		3,545,000,000	3,545,000,000
TOTAL PRESUPUESTO SECCION				33,581,126,180	33,581,126,180
		SECCION: 1508			
		DEFENSA CIVIL COLOMBIANA, GUILLERMO LEON VALENCIA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	17,255,645,000	2,719,200,000	19,974,845,000
C.		PRESUPUESTO DE INVERSION	645,000,000	1,000,000,000	1,645,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	200,000,000		200,000,000
	103	DEFENSA CIVIL	200,000,000		200,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	200,000,000	1,000,000,000	1,200,000,000
	103	DEFENSA CIVIL	200,000,000	1,000,000,000	1,200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	245,000,000		245,000,000
	103	DEFENSA CIVIL	245,000,000		245,000,000
TOTAL PRESUPUESTO SECCION			17,900,645,000	3,719,200,000	21,619,845,000
		SECCION: 1510			
		CLUB MILITAR DE OFICIALES			
A.		PRESUPUESTO DE FUNCIONAMIENTO		30,329,450,000	30,329,450,000
C.		PRESUPUESTO DE INVERSION		5,680,000,000	5,680,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		4,219,000,000	4,219,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		4,219,000,000	4,219,000,000
640		INVERSIONES Y APORTES FINANCIEROS		1,461,000,000	1,461,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,461,000,000	1,461,000,000
TOTAL PRESUPUESTO SECCION				36,009,450,000	36,009,450,000

SECCION: 1511

CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,763,923,163,945	160,950,112,624	1,924,873,276,569
C.		PRESUPUESTO DE INVERSION		1,785,700,000	1,785,700,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		1,785,700,000	1,785,700,000
	101	DEFENSA Y SEGURIDAD INTERNA		1,785,700,000	1,785,700,000
TOTAL PRESUPUESTO SECCION			1,763,923,163,945	162,735,812,624	1,926,658,976,569

SECCION: 1512

FONDO ROTATORIO DE LA POLICIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		290,314,662,000	290,314,662,000
C.		PRESUPUESTO DE INVERSION		17,000,000,000	17,000,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		17,000,000,000	17,000,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		17,000,000,000	17,000,000,000
TOTAL PRESUPUESTO SECCION				307,314,662,000	307,314,662,000

SECCION: 1516

SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		8,037,004,186	8,037,004,186
C.		PRESUPUESTO DE INVERSION		6,000,000,000	6,000,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,500,000,000	1,500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,500,000,000	1,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,300,000,000	2,300,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,300,000,000	2,300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		500,000,000	500,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		500,000,000	500,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,700,000,000	1,700,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,700,000,000	1,700,000,000
TOTAL PRESUPUESTO SECCION				14,037,004,186	14,037,004,186

SECCION: 1519

HOSPITAL MILITAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	18,608,770,000	173,659,023,000	192,267,793,000
C.		PRESUPUESTO DE INVERSION	8,130,000,000		8,130,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,000,000,000		4,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	4,000,000,000		4,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	500,000,000		500,000,000
	304	SERVICIOS INTEGRALES DE SALUD	500,000,000		500,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,000,000,000		1,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,130,000,000		1,130,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	500,000,000		500,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	630,000,000		630,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,500,000,000		1,500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,500,000,000		1,500,000,000
TOTAL PRESUPUESTO SECCION			26,738,770,000	173,659,023,000	200,397,793,000

SECCION: 1520

AGENCIA LOGISTICA DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		874,162,493,889	874,162,493,889
C.		PRESUPUESTO DE INVERSION		15,100,000,000	15,100,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		500,000,000	500,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		500,000,000	500,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		10,000,000,000	10,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		10,000,000,000	10,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		2,000,000,000	2,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,000,000,000	2,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		2,600,000,000	2,600,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,600,000,000	2,600,000,000
TOTAL PRESUPUESTO SECCION				889,262,493,889	889,262,493,889

SECCION: 1601

POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	5,855,128,768,565		5,855,128,768,565
C.		PRESUPUESTO DE INVERSION	204,826,489,200		204,826,489,200
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	88,431,675,315		88,431,675,315
	101	DEFENSA Y SEGURIDAD INTERNA	88,431,675,315		88,431,675,315
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	700,000,000		700,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	700,000,000		700,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	115,694,813,885		115,694,813,885
	101	DEFENSA Y SEGURIDAD INTERNA	111,000,000,000		111,000,000,000
	300	INTERSUBSECTORIAL SALUD	4,694,813,885		4,694,813,885
TOTAL PRESUPUESTO SECCION			6,859,955,257,765		6,059,955,257,765

SECCION: 1701

MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	166,725,500,000		166,725,500,000
C.		PRESUPUESTO DE INVERSION	952,004,803,000		952,004,803,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	4,000,000,000		4,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,000,000,000		4,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,500,000,000		3,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3,500,000,000		3,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	39,000,000,000		39,000,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1100	INTERSUBSECTORIAL AGROPECUARIO	39,000,000,000		39,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	13,000,000,000		13,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	13,000,000,000		13,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	58,500,000,000		58,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	58,500,000,000		58,500,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	16,000,000,000		16,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	16,000,000,000		16,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	561,500,000,000		561,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	510,000,000,000		510,000,000,000
	1104	PESCA Y ACUICULTURA	1,500,000,000		1,500,000,000
	1106	COMERCIALIZACION	50,000,000,000		50,000,000,000
610		CREDITOS	95,000,000,000		95,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	95,000,000,000		95,000,000,000
620		SUBSIDIOS DIRECTOS	153,504,803,000		153,504,803,000
	1401	SOLUCIONES DE VIVIENDA RURAL	153,504,803,000		153,504,803,000
630		TRANSFERENCIAS	8,000,000,000		8,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	8,000,000,000		8,000,000,000
TOTAL PRESUPUESTO SECCION			1,118,730,303,000		1,118,730,303,000

SECCION: 1702

INSTITUTO COLOMBIANO AGROPECUARIO (ICA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	55,859,700,000	2,849,900,000	58,709,600,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	270,000,000		270,000,000
C.		PRESUPUESTO DE INVERSION	31,215,700,000	38,284,300,000	69,500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,500,000,000	3,000,000,000	4,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	1,500,000,000	3,000,000,000	4,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	29,715,700,000	35,284,300,000	65,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	29,715,700,000	35,284,300,000	65,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			87,345,400,000	41,134,200,000	128,479,600,000

SECCION: 1713

INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	48,547,100,000	5,090,200,000	53,637,300,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	54,400,000		54,400,000
C.		PRESUPUESTO DE INVERSION	367,832,089,593	16,916,340,000	384,748,429,593
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	141,347,000,000	13,629,740,000	154,976,740,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	141,347,000,000	13,629,740,000	154,976,740,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	78,500,000,000		78,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	12,000,000,000		12,000,000,000
	1107	TENENCIA DE LA TIERRA	66,500,000,000		66,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,485,089,593	786,260,000	11,271,349,593
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	10,485,089,593	786,260,000	11,271,349,593
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	10,000,000,000		10,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	10,000,000,000		10,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	7,500,000,000	2,500,340,000	10,000,340,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3,500,000,000		3,500,000,000
	1104	PESCA Y ACUICULTURA	4,000,000,000	2,500,340,000	6,500,340,000
620		SUBSIDIOS DIRECTOS	120,000,000,000		120,000,000,000
	1107	TENENCIA DE LA TIERRA	120,000,000,000		120,000,000,000
TOTAL PRESUPUESTO SECCION			416,433,589,593	22,006,540,000	438,440,129,593

SECCION: 2101

MINISTERIO DE MINAS Y ENERGIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	42,986,700,000		42,986,700,000
C.		PRESUPUESTO DE INVERSION	1,456,393,000,000		1,456,393,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	1,500,000,000		1,500,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,500,000,000		1,500,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,142,000,000		1,142,000,000
	504	DISTRIBUCION ELECTRICA	1,142,000,000		1,142,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,050,000,000		1,050,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,050,000,000		1,050,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,921,000,000		4,921,000,000
	207	MINERIA	2,000,000,000		2,000,000,000
	500	INTERSUBSECTORIAL ENERGIA	2,921,000,000		2,921,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	6,032,000,000		6,032,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	3,000,000,000		3,000,000,000
	207	MINERIA	2,532,000,000		2,532,000,000
	501	GENERACION ELECTRICA	500,000,000		500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	6,044,000,000		6,044,000,000
	500	INTERSUBSECTORIAL ENERGIA	3,000,000,000		3,000,000,000
	501	GENERACION ELECTRICA	3,044,000,000		3,044,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	1,860,000,000		1,860,000,000
	207	MINERIA	1,860,000,000		1,860,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,300,000,000		1,300,000,000
	1301	REGLAMENTACION DEL TRABAJO	700,000,000		700,000,000
	1502	PARTICIPACION COMUNITARIA	600,000,000		600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,800,000,000		2,800,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,700,000,000		1,700,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	1,100,000,000		1,100,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	4,200,000,000		4,200,000,000
	500	INTERSUBSECTORIAL ENERGIA	4,200,000,000		4,200,000,000
620		SUBSIDIOS DIRECTOS	937,361,000,000		937,361,000,000
	500	INTERSUBSECTORIAL ENERGIA	904,361,000,000		904,361,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	33,000,000,000		33,000,000,000
630		TRANSFERENCIAS	488,183,000,000		488,183,000,000
	500	INTERSUBSECTORIAL ENERGIA	488,183,000,000		488,183,000,000
TOTAL PRESUPUESTO SECCION			1,499,379,700,000		1,499,379,700,000

SECCION: 2103

INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		33,412,100,000	33,412,100,000
C.		PRESUPUESTO DE INVERSION	6,000,000,000	99,100,100,000	105,100,100,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	6,000,000,000		6,000,000,000
	207	MINERIA	6,000,000,000		6,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		83,871,100,000	83,871,100,000
	207	MINERIA		82,771,100,000	82,771,100,000
	903	MITIGACION		1,100,000,000	1,100,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		6,200,000,000	6,200,000,000
	207	MINERIA		6,200,000,000	6,200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		9,029,000,000	9,029,000,000
	207	MINERIA		9,029,000,000	9,029,000,000
TOTAL PRESUPUESTO SECCION			6,000,000,000	132,512,200,000	138,512,200,000

SECCION: 2109

UNIDAD DE PLANEACION MINERO ENERGETICA - UPME

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		5,040,600,000	5,040,600,000
C.		PRESUPUESTO DE INVERSION		18,095,800,000	18,095,800,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		7,105,800,000	7,105,800,000
	500	INTERSUBSECTORIAL ENERGIA		7,105,800,000	7,105,800,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		2,050,000,000	2,050,000,000
	500	INTERSUBSECTORIAL ENERGIA		2,050,000,000	2,050,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,800,000,000	1,800,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	207	MINERIA		1,800,000,000	1,800,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		7,140,000,000	7,140,000,000
	500	INTERSUBSECTORIAL ENERGIA		5,040,000,000	5,040,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,100,000,000	2,100,000,000
TOTAL PRESUPUESTO SECCION				23,136,400,000	23,136,400,000

SECCION: 2110

INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	11,058,800,000	13,023,200,000	24,082,000,000
C.		PRESUPUESTO DE INVERSION		25,150,000,000	25,150,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		8,000,000,000	8,000,000,000
	500	INTERSUBSECTORIAL ENERGIA		8,000,000,000	8,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		17,150,000,000	17,150,000,000
	500	INTERSUBSECTORIAL ENERGIA		17,150,000,000	17,150,000,000
TOTAL PRESUPUESTO SECCION			11,058,800,000	38,173,200,000	49,232,000,000

SECCION: 2111

AGENCIA NACIONAL DE HIDROCARBUROS - ANH

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		633,912,300,000	633,912,300,000
C.		PRESUPUESTO DE INVERSION		390,000,000,000	390,000,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		15,000,000,000	15,000,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		15,000,000,000	15,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		7,500,000,000	7,500,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		7,500,000,000	7,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		5,000,000,000	5,000,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		5,000,000,000	5,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		362,500,000,000	362,500,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		362,500,000,000	362,500,000,000
TOTAL PRESUPUESTO SECCION				1,023,912,300,000	1,023,912,300,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2201			
		MINISTERIO DE EDUCACION NACIONAL			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**20,278,713,001,176**		**20,278,713,001,176**
C.		**PRESUPUESTO DE INVERSION**	**933,995,283,073**		**933,995,283,073**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	114,488,833,348		114,488,833,348
	700	INTERSUBSECTORIAL EDUCACION	114,488,833,348		114,488,833,348
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	107,000,000,000		107,000,000,000
	703	EDUCACION SECUNDARIA	107,000,000,000		107,000,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	557,409,099		557,409,099
	700	INTERSUBSECTORIAL EDUCACION	557,409,099		557,409,099
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	120,716,469,136		120,716,469,136
	700	INTERSUBSECTORIAL EDUCACION	70,727,159,951		70,727,159,951
	705	EDUCACION SUPERIOR	41,163,082,119		41,163,082,119
	706	EDUCACION DE ADULTOS	8,826,227,066		8,826,227,066
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	26,608,946,842		26,608,946,842
	700	INTERSUBSECTORIAL EDUCACION	26,608,946,842		26,608,946,842
610		CREDITOS	2,225,960,609		2,225,960,609
	705	EDUCACION SUPERIOR	2,225,960,609		2,225,960,609
620		SUBSIDIOS DIRECTOS	367,689,204,348		367,689,204,348
	701	EDUCACION PREESCOLAR	234,231,969,406		234,231,969,406
	703	EDUCACION SECUNDARIA	29,515,881,302		29,515,881,302
	705	EDUCACION SUPERIOR	103,941,353,640		103,941,353,640
630		TRANSFERENCIAS	90,306,741,438		90,306,741,438
	705	EDUCACION SUPERIOR	90,306,741,438		90,306,741,438
640		INVERSIONES Y APORTES FINANCIEROS	104,401,718,253		104,401,718,253
	705	EDUCACION SUPERIOR	104,401,718,253		104,401,718,253
TOTAL PRESUPUESTO SECCION			**21,212,708,284,249**		**21,212,708,284,249**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2209			
		INSTITUTO NACIONAL PARA SORDOS (INSOR)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**2,496,149,276**	**54,455,045**	**2,550,604,321**
C.		**PRESUPUESTO DE INVERSION**	**725,560,000**	**250,000,000**	**975,560,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000		50,000,000
	707	EDUCACION ESPECIAL	50,000,000		50,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	318,089,000	120,000,000	438,089,000
	707	EDUCACION ESPECIAL	318,089,000	120,000,000	438,089,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	203,721,000	130,000,000	333,721,000
	707	EDUCACION ESPECIAL	203,721,000	130,000,000	333,721,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	153,750,000		153,750,000
	700	INTERSUBSECTORIAL EDUCACION	153,750,000		153,750,000
TOTAL PRESUPUESTO SECCION			**3,221,709,276**	**304,455,045**	**3,526,164,321**
		SECCION: 2210			
		INSTITUTO NACIONAL PARA CIEGOS (INCI)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**3,632,032,684**	**84,201,806**	**3,716,234,490**
C.		**PRESUPUESTO DE INVERSION**	**675,560,000**	**509,138,186**	**1,184,698,186**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	40,000,000	80,000,000	120,000,000
	707	EDUCACION ESPECIAL	40,000,000	80,000,000	120,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	635,560,000	429,138,186	1,064,698,186
	707	EDUCACION ESPECIAL	635,560,000	429,138,186	1,064,698,186
TOTAL PRESUPUESTO SECCION			**4,307,592,684**	**593,339,992**	**4,900,932,676**
		SECCION: 2234			
		INSTITUTO TECNICO CENTRAL			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**6,789,417,304**	**3,401,535,384**	**10,190,952,688**
C.		**PRESUPUESTO DE INVERSION**	**400,000,000**	**3,600,000,000**	**4,000,000,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	400,000,000	1,250,000,000	1,650,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	700	INTERSUBSECTORIAL EDUCACION	400,000,000	1,250,000,000	1,650,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		2,100,000,000	2,100,000,000
	700	INTERSUBSECTORIAL EDUCACION		2,100,000,000	2,100,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		250,000,000	250,000,000
	700	INTERSUBSECTORIAL EDUCACION		250,000,000	250,000,000
TOTAL PRESUPUESTO SECCION			7,189,417,304	7,001,535,384	14,190,952,688

SECCION: 2238

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	913,277,988	339,400,000	1,252,677,988
C.		PRESUPUESTO DE INVERSION	50,000,000	30,000,000	80,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000	30,000,000	80,000,000
	705	EDUCACION SUPERIOR	50,000,000	30,000,000	80,000,000
TOTAL PRESUPUESTO SECCION			963,277,988	369,400,000	1,332,677,988

SECCION: 2239

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,733,783,732	585,679,422	2,319,463,154
TOTAL PRESUPUESTO SECCION			1,733,783,732	585,679,422	2,319,463,154

SECCION: 2241

INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,545,525,917	1,587,399,309	6,132,925,226
C.		PRESUPUESTO DE INVERSION	50,000,000	200,000,000	250,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	50,000,000	200,000,000	250,000,000
	705	EDUCACION SUPERIOR	50,000,000	200,000,000	250,000,000
TOTAL PRESUPUESTO SECCION			4,595,525,917	1,787,399,309	6,382,925,226

SECCION: 2242

INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,295,974,749	932,770,857	3,228,745,606

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			2,295,974,749	932,770,857	3,228,745,606

SECCION: 2301

MINISTERIO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	110,036,500,000		110,036,500,000
C.		PRESUPUESTO DE INVERSION	9,418,100,000		9,418,100,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	3,386,100,000		3,386,100,000
	400	INTERSUBSECTORIAL COMUNICACIONES	3,386,100,000		3,386,100,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	400,000,000		400,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	400,000,000		400,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,632,000,000		5,632,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	5,632,000,000		5,632,000,000
TOTAL PRESUPUESTO SECCION			119,454,600,000		119,454,600,000

SECCION: 2306

FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		286,776,600,000	286,776,600,000
C.		PRESUPUESTO DE INVERSION	8,000,000,000	740,637,600,000	748,637,600,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		7,000,000,000	7,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		7,000,000,000	7,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		4,000,000,000	4,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		4,000,000,000	4,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,000,000,000	1,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		1,000,000,000	1,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		635,861,000,000	635,861,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		635,861,000,000	635,861,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	8,000,000,000	60,700,000,000	68,700,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	8,000,000,000	60,700,000,000	68,700,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		9,730,600,000	9,730,600,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	400	INTERSUBSECTORIAL COMUNICACIONES		9,730,600,000	9,730,600,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		663,000,000	663,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		663,000,000	663,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		21,233,000,000	21,233,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		6,500,000,000	6,500,000,000
	401	CORREO		14,733,000,000	14,733,000,000
630		TRANSFERENCIAS		450,000,000	450,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		450,000,000	450,000,000
TOTAL PRESUPUESTO SECCION			8,000,000,800	1,027,414,200,000	1,035,414,200,000

SECCION: 2307

COMISION NACIONAL DE TELEVISION

			APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		123,170,284,000	123,170,284,000
TOTAL PRESUPUESTO SECCION				123,170,284,000	123,170,284,000

SECCION: 2401

MINISTERIO DE TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	78,027,900,000		78,027,900,000
C.		PRESUPUESTO DE INVERSION	223,064,000,000		223,064,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	400,000,000		400,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	400,000,000		400,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	250,000,000		250,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	250,000,000		250,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,044,000,000		4,044,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	4,044,000,000		4,044,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,370,000,000		4,370,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	4,370,000,000		4,370,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	4,200,000,000		4,200,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	4,200,000,000		4,200,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	200,000,000		200,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	200,000,000		200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	88,600,000,000		88,600,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	87,400,000,000		87,400,000,000
	604	RED URBANA	1,200,000,000		1,200,000,000
630		TRANSFERENCIAS	121,000,000,000		121,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	59,000,000,000		59,000,000,000
	604	RED URBANA	25,000,000,000		25,000,000,000
	606	TRANSPORTE FLUVIAL	37,000,000,000		37,000,000,000
TOTAL PRESUPUESTO SECCION			301,091,900,000		301,091,900,000

SECCION: 2402

INSTITUTO NACIONAL DE VIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	111,814,700,000	20,631,300,000	132,446,000,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	64,650,740,000		64,650,740,000
C.		PRESUPUESTO DE INVERSION	1,699,421,000,000	313,152,647,678	2,012,573,647,678
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	585,257,525,786	14,300,000,000	599,557,525,786
	600	INTERSUBSECTORIAL TRANSPORTE	321,127,000,000	14,300,000,000	335,427,000,000
	601	RED TRONCAL NACIONAL	262,830,525,786		262,830,525,786
	603	CAMINOS VECINALES	500,000,000		500,000,000
	606	TRANSPORTE FLUVIAL	800,000,000		800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,020,663,474,214	237,963,834,147	1,258,627,308,361
	600	INTERSUBSECTORIAL TRANSPORTE	784,363,474,214	58,100,000,000	842,463,474,214
	601	RED TRONCAL NACIONAL	223,300,000,000	88,338,606,833	311,638,606,833
	603	CAMINOS VECINALES	1,000,000,000		1,000,000,000
	605	TRANSPORTE FERREO	1,000,000,000	100,000,000	1,100,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	606	TRANSPORTE FLUVIAL	11,000,000,000		11,000,000,000
	607	TRANSPORTE MARITIMO		91,425,227,314	91,425,227,314
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	3,000,000,000	1,062,722,461	4,062,722,461
	600	INTERSUBSECTORIAL TRANSPORTE	3,000,000,000	1,062,722,461	4,062,722,461
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	2,500,000,000	500,000,000	3,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	2,500,000,000	500,000,000	3,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	10,500,000,000	8,000,000,000	18,500,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	10,500,000,000	8,000,000,000	18,500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		3,700,000,000	3,700,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		3,700,000,000	3,700,000,000
420		ESTUDIOS DE PREINVERSION	70,000,000,000	651,168,131	70,651,168,131
	600	INTERSUBSECTORIAL TRANSPORTE	70,000,000,000	651,168,131	70,651,168,131
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	300,000,000		300,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	300,000,000		300,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		605,000,000	605,000,000
	700	INTERSUBSECTORIAL EDUCACION		605,000,000	605,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	7,200,000,000	46,369,922,939	53,569,922,939
	600	INTERSUBSECTORIAL TRANSPORTE	7,200,000,000	46,369,922,939	53,569,922,939
TOTAL PRESUPUESTO SECCION			1,875,886,440,000	333,783,947,678	2,209,670,387,678

SECCION: 2412

UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		215,487,000,000	215,487,000,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA		1,700,200,000	1,700,200,000
C.		PRESUPUESTO DE INVERSION	28,278,000,000	211,444,000,000	239,722,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	15,000,000,000	19,824,000,000	34,824,000,000
	608	TRANSPORTE AEREO	15,000,000,000	19,824,000,000	34,824,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,307,000,000	5,307,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	608	TRANSPORTE AEREO		5,307,000,000	5,307,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		46,561,000,000	46,561,000,000
	608	TRANSPORTE AEREO		46,561,000,000	46,561,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	278,000,000	1,279,900,000	1,557,900,000
	608	TRANSPORTE AEREO	278,000,000	1,279,900,000	1,557,900,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	13,000,000,000	101,057,600,000	114,057,600,000
	608	TRANSPORTE AEREO	13,000,000,000	101,057,600,000	114,057,600,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		22,414,500,000	22,414,500,000
	608	TRANSPORTE AEREO		22,414,500,000	22,414,500,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		2,000,000,000	2,000,000,000
	608	TRANSPORTE AEREO		2,000,000,000	2,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		1,700,000,000	1,700,000,000
	608	TRANSPORTE AEREO		1,700,000,000	1,700,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		11,300,000,000	11,300,000,000
	608	TRANSPORTE AEREO		11,300,000,000	11,300,000,000
TOTAL PRESUPUESTO SECCION			28,278,000,000	428,631,200,000	456,909,200,000

SECCION: 2413

INSTITUTO NACIONAL DE CONCESIONES - INCO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,337,300,000	11,810,000,000	13,147,300,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	293,266,000,000		293,266,000,000
C.		PRESUPUESTO DE INVERSION	2,277,821,000,000	165,728,601,008	2,443,549,601,008
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,626,166,100,000	137,252,328,806	1,763,418,428,806
	600	INTERSUBSECTORIAL TRANSPORTE	1,012,136,100,000		1,012,136,100,000
	601	RED TRONCAL NACIONAL	614,030,000,000	30,120,000,000	644,150,000,000
	605	TRANSPORTE FERREO		107,132,328,806	107,132,328,806
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	651,654,900,000	28,476,272,202	680,131,172,202

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	651,654,900,000	28,476,272,202	680,131,172,202
TOTAL PRESUPUESTO SECCION			2,572,424,300,000	177,538,601,008	2,749,962,901,008

SECCION: 2501

PROCURADURIA GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	339,981,934,864		339,981,934,864
C.		PRESUPUESTO DE INVERSION	30,924,000,000		30,924,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,000,000,000		7,000,000,000
	803	ADMINISTRACION DE JUSTICIA	7,000,000,000		7,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,500,000,000		1,500,000,000
	803	ADMINISTRACION DE JUSTICIA	1,500,000,000		1,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,700,000,000		4,700,000,000
	800	INTERSUBSECTORIAL JUSTICIA	4,700,000,000		4,700,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,100,000,000		2,100,000,000
	803	ADMINISTRACION DE JUSTICIA	2,100,000,000		2,100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	700,000,000		700,000,000
	800	INTERSUBSECTORIAL JUSTICIA	700,000,000		700,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	13,024,000,000		13,024,000,000
	800	INTERSUBSECTORIAL JUSTICIA	13,024,000,000		13,024,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,900,000,000		1,900,000,000
	800	INTERSUBSECTORIAL JUSTICIA	1,300,000,000		1,300,000,000
	803	ADMINISTRACION DE JUSTICIA	600,000,000		600,000,000
TOTAL PRESUPUESTO SECCION			370,905,934,864		370,905,934,864

SECCION: 2502

DEFENSORIA DEL PUEBLO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	226,307,672,757		226,307,672,757
C.		PRESUPUESTO DE INVERSION	9,786,000,000		9,786,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,500,000,000		2,500,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	800	INTERSUBSECTORIAL JUSTICIA	2,500,000,000		2,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	3,050,000,000		3,050,000,000
	800	INTERSUBSECTORIAL JUSTICIA	250,000,000		250,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	2,800,000,000		2,800,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	486,000,000		486,000,000
	800	INTERSUBSECTORIAL JUSTICIA	250,000,000		250,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	236,000,000		236,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,150,000,000		1,150,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	1,150,000,000		1,150,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,600,000,000		2,600,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	2,600,000,000		2,600,000,000
TOTAL PRESUPUESTO SECCION			236,093,672,757		236,093,672,757

SECCION: 2601

CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	277,885,924,570		277,885,924,570
C.		PRESUPUESTO DE INVERSION	43,500,000,000		43,500,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	790,000,000		790,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	790,000,000		790,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	4,300,000,000		4,300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,300,000,000		4,300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	10,926,700,000		10,926,700,000
	1000	INTERSUBSECTORIAL GOBIERNO	10,926,700,000		10,926,700,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,369,300,000		2,369,300,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,369,300,000		2,369,300,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,421,000,000		1,421,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	1,421,000,000		1,421,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	23,693,000,000		23,693,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	23,693,000,000		23,693,000,000
TOTAL PRESUPUESTO SECCION			321,385,924,570		321,385,924,570

SECCION: 2602

FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	24,904,169,635	25,431,882,887	50,336,052,522
C.		PRESUPUESTO DE INVERSION		5,463,000,000	5,463,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,463,000,000	5,463,000,000
	700	INTERSUBSECTORIAL EDUCACION		5,463,000,000	5,463,000,000
TOTAL PRESUPUESTO SECCION			24,904,169,635	30,894,882,887	55,799,052,522

SECCION: 2701

RAMA JUDICIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,879,217,267,547		1,879,217,267,547
C.		PRESUPUESTO DE INVERSION	230,441,737,145		230,441,737,145
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	60,973,703,000		60,973,703,000
	803	ADMINISTRACION DE JUSTICIA	60,973,703,000		60,973,703,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	20,606,377,777		20,606,377,777
	803	ADMINISTRACION DE JUSTICIA	20,606,377,777		20,606,377,777
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	45,400,000,000		45,400,000,000
	803	ADMINISTRACION DE JUSTICIA	45,400,000,000		45,400,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	70,287,163,652		70,287,163,652
	803	ADMINISTRACION DE JUSTICIA	70,287,163,652		70,287,163,652
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	14,502,154,696		14,502,154,696
	803	ADMINISTRACION DE JUSTICIA	14,502,154,696		14,502,154,696
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	250,493,064		250,493,064
	803	ADMINISTRACION DE JUSTICIA	250,493,064		250,493,064

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,337,203,792		2,337,203,792
	803	ADMINISTRACION DE JUSTICIA	2,337,203,792		2,337,203,792
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	16,084,641,164		16,084,641,164
	1000	INTERSUBSECTORIAL GOBIERNO	16,084,641,164		16,084,641,164
TOTAL PRESUPUESTO SECCION			2,109,659,004,692		2,109,659,004,692

SECCION: 2801

REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	395,327,779,186		395,327,779,186
C.		PRESUPUESTO DE INVERSION	44,568,103,000		44,568,103,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,971,103,000		1,971,103,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,971,103,000		1,971,103,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	37,041,000,000		37,041,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	37,041,000,000		37,041,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,556,000,000		4,556,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,556,000,000		4,556,000,000
TOTAL PRESUPUESTO SECCION			439,895,882,186		439,895,882,186

SECCION: 2802

FONDO ROTATORIO DE LA REGISTRADURIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		16,273,603,244	16,273,603,244
C.		PRESUPUESTO DE INVERSION		25,472,150,113	25,472,150,113
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		3,466,000,000	3,466,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		3,466,000,000	3,466,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		15,579,161,181	15,579,161,181
	1000	INTERSUBSECTORIAL GOBIERNO		15,579,161,181	15,579,161,181

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		859,000,000	859,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		859,000,000	859,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		2,000,000,000	2,000,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES		2,000,000,000	2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		3,567,988,932	3,567,988,932
	1000	INTERSUBSECTORIAL GOBIERNO		3,567,988,932	3,567,988,932
TOTAL PRESUPUESTO SECCION				41,745,753,357	41,745,753,357

SECCION: 2803

FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,440,046,688	7,374,200,000	9,814,246,688
TOTAL PRESUPUESTO SECCION			2,440,046,688	7,374,200,000	9,814,246,688

SECCION: 2901

FISCALIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,442,883,286,519		1,442,883,286,519
C.		PRESUPUESTO DE INVERSION	97,988,000,000		97,988,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	18,488,000,000		18,488,000,000
	803	ADMINISTRACION DE JUSTICIA	18,488,000,000		18,488,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	6,000,000,000		6,000,000,000
	803	ADMINISTRACION DE JUSTICIA	6,000,000,000		6,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	39,000,000,000		39,000,000,000
	803	ADMINISTRACION DE JUSTICIA	39,000,000,000		39,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	13,450,000,000		13,450,000,000
	803	ADMINISTRACION DE JUSTICIA	13,450,000,000		13,450,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	15,700,000,000		15,700,000,000
	803	ADMINISTRACION DE JUSTICIA	15,700,000,000		15,700,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,000,000,000		4,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	803	ADMINISTRACION DE JUSTICIA	4,000,000,000		4,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,350,000,000		1,350,000,000
	803	ADMINISTRACION DE JUSTICIA	1,350,000,000		1,350,000,000
TOTAL PRESUPUESTO SECCION			1,540,871,286,519		1,540,871,286,519

SECCION: 2902

INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	107,676,974,941	1,207,619,169	108,884,594,110
C.		PRESUPUESTO DE INVERSION	25,000,000,000		25,000,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,800,000,000		3,800,000,000
	803	ADMINISTRACION DE JUSTICIA	3,800,000,000		3,800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,950,000,000		2,950,000,000
	803	ADMINISTRACION DE JUSTICIA	2,950,000,000		2,950,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	11,330,000,000		11,330,000,000
	803	ADMINISTRACION DE JUSTICIA	11,330,000,000		11,330,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,300,000,000		2,300,000,000
	803	ADMINISTRACION DE JUSTICIA	2,300,000,000		2,300,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	200,000,000		200,000,000
	803	ADMINISTRACION DE JUSTICIA	200,000,000		200,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,200,000,000		1,200,000,000
	803	ADMINISTRACION DE JUSTICIA	1,200,000,000		1,200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,600,000,000		2,600,000,000
	803	ADMINISTRACION DE JUSTICIA	2,600,000,000		2,600,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	620,000,000		620,000,000
	803	ADMINISTRACION DE JUSTICIA	620,000,000		620,000,000
TOTAL PRESUPUESTO SECCION			132,676,974,941	1,207,619,169	133,884,594,110

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3201

MINISTERIO DE AMBIENTE, VIVIENDA Y DESARROLLO TERRITORIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,346,694,635,425		1,346,694,635,425
C.		PRESUPUESTO DE INVERSION	327,960,000,000		327,960,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	11,507,000,000		11,507,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	9,124,000,000		9,124,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	2,383,000,000		2,383,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,660,000,000		10,660,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	9,160,000,000		9,160,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	1,500,000,000		1,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	809,462,860		809,462,860
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	800,000,000		800,000,000
	901	CONSERVACION	9,462,860		9,462,860
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	836,000,000		836,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	836,000,000		836,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	10,904,000,000		10,904,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	7,054,000,000		7,054,000,000
	901	CONSERVACION	2,100,000,000		2,100,000,000
	902	MANEJO	1,750,000,000		1,750,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	600,000,000		600,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	600,000,000		600,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	10,600,000,000		10,600,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,050,000,000		1,050,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	9,550,000,000		9,550,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	69,361,287,140		69,361,287,140
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	31,334,259,223		31,334,259,223
	901	CONSERVACION	4,811,277,917		4,811,277,917

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	400,000,000		400,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	20,448,000,000		20,448,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	4,367,750,000		4,367,750,000
	1402	SOLUCIONES DE VIVIENDA URBANA	8,000,000,000		8,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	3,480,000,000		3,480,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	3,480,000,000		3,480,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	532,000,000		532,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	532,000,000		532,000,000
630		TRANSFERENCIAS	27,000,000,000		27,000,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	27,000,000,000		27,000,000,000
640		INVERSIONES Y APORTES FINANCIEROS	340,000,000		340,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	340,000,000		340,000,000
670		APOYO	181,330,250,000		181,330,250,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	177,330,250,000		177,330,250,000
	1201	ACUEDUCTO Y ALCANTARILLADO	4,000,000,000		4,000,000,000
TOTAL PRESUPUESTO SECCION			1,674,654,635,425		1,674,654,635,425

SECCION: 3202

INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	33,625,600,000		33,625,600,000
C.		PRESUPUESTO DE INVERSION	5,500,000,000	6,500,000,000	12,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,340,000,000	6,500,000,000	11,840,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	5,340,000,000	6,500,000,000	11,840,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	160,000,000		160,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	160,000,000		160,000,000
TOTAL PRESUPUESTO SECCION			39,125,600,000	6,500,000,000	45,625,600,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3204			
		FONDO NACIONAL AMBIENTAL			
C.		PRESUPUESTO DE INVERSION	3,840,000,000	26,524,000,000	30,364,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,340,000,000		3,340,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	3,340,000,000		3,340,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000	26,524,000,000	27,024,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	500,000,000	25,843,000,000	26,343,000,000
	901	CONSERVACION		681,000,000	681,000,000
TOTAL PRESUPUESTO SECCION			3,840,000,000	26,524,000,000	30,364,000,000
		SECCION: 3208			
		CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,169,000,000		2,169,000,000
TOTAL PRESUPUESTO SECCION			2,169,000,000		2,169,000,000
		SECCION: 3209			
		CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,399,800,000		3,399,800,000
TOTAL PRESUPUESTO SECCION			3,399,800,000		3,399,800,000
		SECCION: 3210			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA - CORPOURABA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,314,900,000		2,314,900,000
C.		PRESUPUESTO DE INVERSION	470,000,000		470,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	470,000,000		470,000,000
	902	MANEJO	470,000,000		470,000,000
TOTAL PRESUPUESTO SECCION			2,784,900,000		2,784,900,000
		SECCION: 3211			
		CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,370,200,000		2,370,200,000
TOTAL PRESUPUESTO SECCION			2,370,200,000		2,370,200,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3212			
		CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO - CODECHOCO			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,369,700,000		1,369,700,000
C.		PRESUPUESTO DE INVERSION	570,000,000		570,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	570,000,000		570,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	570,000,000		570,000,000
TOTAL PRESUPUESTO SECCION			1,939,700,000		1,939,700,000
		SECCION: 3214			
		CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,385,200,000		1,385,200,000
TOTAL PRESUPUESTO SECCION			1,385,200,000		1,385,200,000
		SECCION: 3215			
		CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,709,800,000		1,709,800,000
TOTAL PRESUPUESTO SECCION			1,709,800,000		1,709,800,000
		SECCION: 3216			
		CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,658,900,000		1,658,900,000
TOTAL PRESUPUESTO SECCION			1,658,900,000		1,658,900,000
		SECCION: 3217			
		CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,325,500,000		2,325,500,000
TOTAL PRESUPUESTO SECCION			2,325,500,000		2,325,500,000
		SECCION: 3218			
		CORPORACIÓN AUTÓNOMA REGIONAL DE LA GUAJIRA (CORPOGUAJIRA)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,542,800,000		2,542,800,000
TOTAL PRESUPUESTO SECCION			2,542,800,000		2,542,800,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3219

CORPORACION AUTONOMA REGIONAL DEL CESAR (CORPOCESAR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,870,200,000		1,870,200,000
		TOTAL PRESUPUESTO SECCION	1,870,200,000		1,870,200,000

SECCION: 3221

CORPORACION AUTONOMIA REGIONAL DEL CAUCA (CRC)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,684,000,000		3,684,000,000
		TOTAL PRESUPUESTO SECCION	3,684,000,000		3,684,000,000

SECCION: 3222

CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,401,100,000		2,401,100,000
		TOTAL PRESUPUESTO SECCION	2,401,100,000		2,401,100,000

SECCION: 3223

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA - CORPOAMAZONIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,574,600,000		1,574,600,000
C.		PRESUPUESTO DE INVERSION	260,000,000		260,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	260,000,000		260,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	260,000,000		260,000,000
		TOTAL PRESUPUESTO SECCION	1,834,600,000		1,834,600,000

SECCION: 3224

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA - CDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,530,100,000		1,530,100,000
C.		PRESUPUESTO DE INVERSION	500,000,000		500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000		500,000,000
	902	MANEJO	500,000,000		500,000,000
		TOTAL PRESUPUESTO SECCION	2,030,100,000		2,030,100,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3226

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA - CORALINA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,500,700,000		1,500,700,000
C.		PRESUPUESTO DE INVERSION	435,000,000		435,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	80,000,000		80,000,000
	902	MANEJO	80,000,000		80,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	90,000,000		90,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	90,000,000		90,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	110,000,000		110,000,000
	902	MANEJO	110,000,000		110,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	155,000,000		155,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
	902	MANEJO	75,000,000		75,000,000
TOTAL PRESUPUESTO SECCION			1,935,700,000		1,935,700,000

SECCION: 3227

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA - CORMACARENA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,649,500,000		1,649,500,000
C.		PRESUPUESTO DE INVERSION	330,000,000		330,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	330,000,000		330,000,000
	901	CONSERVACION	330,000,000		330,000,000
TOTAL PRESUPUESTO SECCION			1,979,500,000		1,979,500,000

SECCION: 3228

CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE - CORPOMOJANA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,490,500,000		1,490,500,000
C.		PRESUPUESTO DE INVERSION	405,000,000		405,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	60,000,000		60,000,000
	901	CONSERVACION	60,000,000		60,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	115,000,000		115,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	115,000,000		115,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	230,000,000		230,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	120,000,000		120,000,000
	902	MANEJO	110,000,000		110,000,000
TOTAL PRESUPUESTO SECCION			1,895,500,000		1,895,500,000

SECCION: 3229

CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,374,300,000		1,374,300,000
TOTAL PRESUPUESTO SECCION			1,374,300,000		1,374,300,000

SECCION: 3230

CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,577,400,000		1,577,400,000
C.		PRESUPUESTO DE INVERSION	400,000,000		400,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	200,000,000		200,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	200,000,000		200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	200,000,000		200,000,000
	902	MANEJO	200,000,000		200,000,000
TOTAL PRESUPUESTO SECCION			1,977,400,000		1,977,400,000

SECCION: 3231

CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,410,100,000		1,410,100,000
TOTAL PRESUPUESTO SECCION			1,410,100,000		1,410,100,000

SECCION: 3232

CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,612,600,000		1,612,600,000
TOTAL PRESUPUESTO SECCION			1,612,600,000		1,612,600,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3233 CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,427,900,000		1,427,900,000
TOTAL PRESUPUESTO SECCION			1,427,900,000		1,427,900,000
		SECCION: 3234 CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,384,600,000		1,384,600,000
TOTAL PRESUPUESTO SECCION			1,384,600,000		1,384,600,000
		SECCION: 3235 CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,537,000,000		1,537,000,000
TOTAL PRESUPUESTO SECCION			1,537,000,000		1,537,000,000
		SECCION: 3236 CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,490,300,000		1,490,300,000
TOTAL PRESUPUESTO SECCION			1,490,300,000		1,490,300,000
		SECCION: 3237 CORPORACION AUTONOMA REGIONAL DEL GUAVIO CORPOGUAVIO			
A.		PRESUPUESTO DE FUNCIONAMIENTO	588,900,000		588,900,000
TOTAL PRESUPUESTO SECCION			588,900,000		588,900,000
		SECCION: 3238 CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE CARDIQUE			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,604,400,000		1,604,400,000
TOTAL PRESUPUESTO SECCION			1,604,400,000		1,604,400,000
		SECCION: 3239 CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,697,000,000		1,697,000,000
C.		PRESUPUESTO DE INVERSION	460,000,000		460,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	90,000,000		90,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1202	MANEJO Y CONTROL DE RESIDUOS SOLIDOS Y LIQUIDOS	90,000,000		90,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	370,000,000		370,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	120,000,000		120,000,000
	902	MANEJO	250,000,000		250,000,000
TOTAL PRESUPUESTO SECCION			2,157,000,000		2,157,000,000

SECCION: 3241

FONDO NACIONAL DE VIVIENDA - FONVIVIENDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	55,900,000		55,900,000
C.		PRESUPUESTO DE INVERSION	927,000,000,000		927,000,000,000
620		SUBSIDIOS DIRECTOS	927,000,000,000		927,000,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	927,000,000,000		927,000,000,000
TOTAL PRESUPUESTO SECCION			927,055,900,000		927,055,900,000

SECCION: 3301

MINISTERIO DE CULTURA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	106,554,827,897		106,554,827,897
C.		PRESUPUESTO DE INVERSION	87,613,000,000		87,613,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,800,000,000		7,800,000,000
	709	ARTE Y CULTURA	7,800,000,000		7,800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	21,950,000,000		21,950,000,000
	709	ARTE Y CULTURA	1,450,000,000		1,450,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	20,500,000,000		20,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	16,150,000,000		16,150,000,000
	709	ARTE Y CULTURA	16,150,000,000		16,150,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	26,413,000,000		26,413,000,000
	709	ARTE Y CULTURA	5,400,000,000		5,400,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	21,013,000,000		21,013,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,800,000,000		3,800,000,000
	709	ARTE Y CULTURA	3,800,000,000		3,800,000,000
620		SUBSIDIOS DIRECTOS	2,500,000,000		2,500,000,000
	709	ARTE Y CULTURA	2,500,000,000		2,500,000,000
650		CAPITALIZACION	9,000,000,000		9,000,000,000
	709	ARTE Y CULTURA	9,000,000,000		9,000,000,000
TOTAL PRESUPUESTO SECCION			194,167,827,897		194,167,827,897

SECCION: 3304

ARCHIVO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,757,598,761	1,994,412,064	5,752,010,825
C.		PRESUPUESTO DE INVERSION	1,693,000,000	7,877,267,943	9,570,267,943
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000	200,000,000	250,000,000
	709	ARTE Y CULTURA	50,000,000	200,000,000	250,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	450,000,000	150,000,000	600,000,000
	709	ARTE Y CULTURA	450,000,000	150,000,000	600,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	93,000,000		93,000,000
	709	ARTE Y CULTURA	93,000,000		93,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,000,000,000	7,527,267,943	8,527,267,943
	709	ARTE Y CULTURA	700,000,000	7,527,267,943	8,227,267,943
	1602	CULTURA	300,000,000		300,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	100,000,000		100,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	100,000,000		100,000,000
TOTAL PRESUPUESTO SECCION			5,450,598,761	9,871,680,007	15,322,278,768

SECCION: 3305

INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,826,968,924	346,256,874	4,173,225,798

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	4,000,000,000	206,000,000	4,206,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,956,000,000	110,000,000	3,066,000,000
	709	ARTE Y CULTURA	2,956,000,000	110,000,000	3,066,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	270,000,000	20,000,000	290,000,000
	709	ARTE Y CULTURA	270,000,000	20,000,000	290,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	235,000,000		235,000,000
	709	ARTE Y CULTURA	235,000,000		235,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	539,000,000	76,000,000	615,000,000
	709	ARTE Y CULTURA	539,000,000	76,000,000	615,000,000
TOTAL PRESUPUESTO SECCION			7,826,968,924	552,256,874	8,379,225,798

SECCION: 3306

INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,069,921,184	3,047,493,502	12,117,414,686
C.		PRESUPUESTO DE INVERSION	133,700,000,000		133,700,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	74,675,000,000		74,675,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	74,675,000,000		74,675,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	120,000,000		120,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	120,000,000		120,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,500,000,000		2,500,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	2,500,000,000		2,500,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,400,000,000		1,400,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	1,400,000,000		1,400,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,800,000,000		2,800,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	2,800,000,000		2,800,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	49,405,000,000		49,405,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	49,405,000,000		49,405,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	300,000,000		300,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	300,000,000		300,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,500,000,000		2,500,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	2,500,000,000		2,500,000,000
TOTAL PRESUPUESTO SECCION			142,769,921,184	3,047,493,502	145,817,414,686

SECCION: 3307

INSTITUTO CARO Y CUERVO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,862,460,181	105,922,728	3,968,382,909
C.		PRESUPUESTO DE INVERSION	3,700,000,000		3,700,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,200,000,000		1,200,000,000
	709	ARTE Y CULTURA	1,200,000,000		1,200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	450,000,000		450,000,000
	709	ARTE Y CULTURA	450,000,000		450,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,000,000,000		2,000,000,000
	709	ARTE Y CULTURA	2,000,000,000		2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,000,000		50,000,000
	709	ARTE Y CULTURA	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			7,562,460,181	105,922,728	7,668,382,909

SECCION: 3401

AUDITORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	13,676,202,350		13,676,202,350
C.		PRESUPUESTO DE INVERSION	2,874,000,000		2,874,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	660,000,000		660,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	660,000,000		660,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,600,000,000		1,600,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	1,600,000,000		1,600,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	464,000,000		464,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	464,000,000		464,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	150,000,000		150,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	150,000,000		150,000,000
TOTAL PRESUPUESTO SECCION			16,550,202,350		16,550,202,350

SECCION: 3501

MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	244,332,600,000		244,332,600,000
C.		PRESUPUESTO DE INVERSION	145,889,950,736		145,889,950,736
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,161,000,000		1,161,000,000
	205	COMERCIO EXTERNO	1,161,000,000		1,161,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	6,401,480,000		6,401,480,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	432,160,000		432,160,000
	202	PEQUENA Y MEDIANA INDUSTRIA	73,000,000		73,000,000
	204	COMERCIO INTERNO	96,360,000		96,360,000
	205	COMERCIO EXTERNO	1,268,960,000		1,268,960,000
	206	TURISMO	4,031,000,000		4,031,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	2,460,000,000		2,460,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	2,460,000,000		2,460,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	3,000,000,000		3,000,000,000
	206	TURISMO	3,000,000,000		3,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	10,500,000,000		10,500,000,000
	205	COMERCIO EXTERNO	10,500,000,000		10,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	115,122,926,262		115,122,926,262
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	29,400,000,000		29,400,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	31,894,273,687		31,894,273,687
	206	TURISMO	53,828,652,575		53,828,652,575
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	100,000,000		100,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	100,000,000		100,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	7,142,589,166		7,142,589,166
	202	PEQUENA Y MEDIANA INDUSTRIA	4,371,401,570		4,371,401,570
	205	COMERCIO EXTERNO	2,771,187,596		2,771,187,596
610		CREDITOS	1,955,308		1,955,308
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	1,955,308		1,955,308
TOTAL PRESUPUESTO SECCION			390,222,550,736		390,222,550,736

SECCION: 3502

SUPERINTENDENCIA DE SOCIEDADES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		65,037,700,000	65,037,700,000
C.		PRESUPUESTO DE INVERSION		7,865,100,000	7,865,100,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,450,000,000	3,450,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		3,450,000,000	3,450,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		2,750,000,000	2,750,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,750,000,000	2,750,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		415,100,000	415,100,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		415,100,000	415,100,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,250,000,000	1,250,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		1,250,000,000	1,250,000,000
TOTAL PRESUPUESTO SECCION				72,902,800,000	72,902,800,000

SECCION: 3503

SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,500,000,000	36,085,200,000	38,585,200,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		**PRESUPUESTO DE INVERSION**	**5,535,200,000**	**9,964,800,000**	**15,500,000,000**
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,258,000,000	1,258,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		1,258,000,000	1,258,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,542,000,000	6,700,000,000	11,242,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	4,542,000,000	6,700,000,000	11,242,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	993,200,000	2,006,800,000	3,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	993,200,000	2,006,800,000	3,000,000,000
TOTAL PRESUPUESTO SECCION			**8,035,200,000**	**46,050,000,000**	**54,085,200,000**

SECCION: 3504

UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		**PRESUPUESTO DE FUNCIONAMIENTO**		**4,120,000,000**	**4,120,000,000**
C.		**PRESUPUESTO DE INVERSION**		**3,100,000,000**	**3,100,000,000**
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		100,000,000	100,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		100,000,000	100,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		3,000,000,000	3,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		3,000,000,000	3,000,000,000
TOTAL PRESUPUESTO SECCION				**7,220,000,000**	**7,220,000,000**

SECCION: 3601

MINISTERIO DE LA PROTECCION SOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**21,281,636,723,098**		**21,281,636,723,098**
C.		**PRESUPUESTO DE INVERSION**	**3,276,203,194,900**		**3,276,203,194,900**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	9,792,642,138		9,792,642,138
	303	SERVICIOS ESPECIALIZADOS DE SALUD	9,792,642,138		9,792,642,138
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	4,172,000,000		4,172,000,000
	300	INTERSUBSECTORIAL SALUD	1,250,000,000		1,250,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	2,922,000,000		2,922,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	27,750,000,000		27,750,000,000
	300	INTERSUBSECTORIAL SALUD	19,400,000,000		19,400,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL	700,000,000		700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	600,000,000		600,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	7,050,000,000		7,050,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	313,611,515,000		313,611,515,000
	300	INTERSUBSECTORIAL SALUD	8,100,000,000		8,100,000,000
	301	PREVENCION EN SALUD	305,511,515,000		305,511,515,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	19,754,000,000		19,754,000,000
	300	INTERSUBSECTORIAL SALUD	2,433,000,000		2,433,000,000
	303	SERVICIOS ESPECIALIZADOS DE SALUD	17,321,000,000		17,321,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	10,500,000,000		10,500,000,000
	300	INTERSUBSECTORIAL SALUD	10,500,000,000		10,500,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,559,000,000		3,559,000,000
	300	INTERSUBSECTORIAL SALUD	250,000,000		250,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,351,000,000		1,351,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	1,958,000,000		1,958,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,100,000,000		3,100,000,000
	301	PREVENCION EN SALUD	200,000,000		200,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	2,900,000,000		2,900,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,600,000,000		1,600,000,000
	300	INTERSUBSECTORIAL SALUD	400,000,000		400,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,200,000,000		1,200,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,370,000,000		1,370,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,370,000,000		1,370,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
620		SUBSIDIOS DIRECTOS	787,272,788,835		787,272,788,835
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	196,000,000,000		196,000,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	591,272,788,835		591,272,788,835
630		TRANSFERENCIAS	2,093,721,248,927		2,093,721,248,927
	304	SERVICIOS INTEGRALES DE SALUD	2,093,721,248,927		2,093,721,248,927
TOTAL PRESUPUESTO SECCION			24,557,839,917,998		24,557,839,917,998

SECCION: 3602

SERVICIO NACIONAL DE APRENDIZAJE (SENA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		61,952,800,000	61,952,800,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA		190,400,000	190,400,000
C.		PRESUPUESTO DE INVERSION		2,016,035,169,531	2,016,035,169,531
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		41,200,000,000	41,200,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		41,200,000,000	41,200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		20,600,000,000	20,600,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		20,600,000,000	20,600,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,391,406,569,531	1,391,406,569,531
	704	CAPACITACION TECNICA NO PROFESIONAL		1,391,406,569,531	1,391,406,569,531
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		93,009,000,000	93,009,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		93,009,000,000	93,009,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		320,619,000,000	320,619,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		320,619,000,000	320,619,000,000
610		CREDITOS		49,208,300,000	49,208,300,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		49,208,300,000	49,208,300,000
620		SUBSIDIOS DIRECTOS		99,992,300,000	99,992,300,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		99,992,300,000	99,992,300,000
TOTAL PRESUPUESTO SECCION				2,078,178,369,531	2,078,178,369,531

SECCION: 3603

FONDO DE PREVISION SOCIAL DEL CONGRESO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	231,679,763,000	49,023,009,000	280,702,772,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION		600,000,000	600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		600,000,000	600,000,000
	1301	REGLAMENTACION DEL TRABAJO		600,000,000	600,000,000
TOTAL PRESUPUESTO SECCION			231,679,763,000	49,623,009,000	281,302,772,000

SECCION: 3605

FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	321,829,200,000	88,037,700,000	409,866,900,000
TOTAL PRESUPUESTO SECCION			321,829,200,000	88,037,700,000	409,866,900,000

SECCION: 3606

INSTITUTO NACIONAL DE SALUD (INS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	16,734,300,000	1,827,000,252	18,561,300,252
C.		PRESUPUESTO DE INVERSION	26,699,065,693	1,142,437,748	27,841,503,441
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,013,734,223		1,013,734,223
	300	INTERSUBSECTORIAL SALUD	1,013,734,223		1,013,734,223
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	864,956,098	540,699,655	1,405,655,753
	300	INTERSUBSECTORIAL SALUD	864,956,098	540,699,655	1,405,655,753
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,565,489,632	236,948,966	1,802,438,598
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	1,565,489,632	236,948,966	1,802,438,598
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	9,227,782,341	99,205,897	9,326,988,238
	301	PREVENCION EN SALUD	9,227,782,341	99,205,897	9,326,988,238
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,377,371,801	166,377,333	2,543,749,134
	300	INTERSUBSECTORIAL SALUD	2,377,371,801	166,377,333	2,543,749,134
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	11,649,731,598	99,205,897	11,748,937,495
	300	INTERSUBSECTORIAL SALUD	11,649,731,598	99,205,897	11,748,937,495
TOTAL PRESUPUESTO SECCION			43,433,365,693	2,969,438,000	46,402,803,693

SECCION: 3607

INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		254,967,033,500	254,967,033,500

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	40,362,110,000	2,673,639,376,508	2,714,001,486,508
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,000,000,000		10,000,000,000
	801	REHABILITACION DE MENORES	10,000,000,000		10,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		107,134,000,000	107,134,000,000
	300	INTERSUBSECTORIAL SALUD		107,134,000,000	107,134,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		38,032,030,328	38,032,030,328
	300	INTERSUBSECTORIAL SALUD		38,032,030,328	38,032,030,328
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,995,110,000	48,079,000,000	50,074,110,000
	300	INTERSUBSECTORIAL SALUD	1,995,110,000	48,079,000,000	50,074,110,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	28,367,000,000	2,469,410,946,180	2,497,777,946,180
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	28,367,000,000	2,469,410,946,180	2,497,777,946,180
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		6,213,400,000	6,213,400,000
	300	INTERSUBSECTORIAL SALUD		6,213,400,000	6,213,400,000
510		ASISTENCIA TECNICA, DIVULGACIÓN Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,770,000,000	4,770,000,000
	300	INTERSUBSECTORIAL SALUD		4,770,000,000	4,770,000,000
TOTAL PRESUPUESTO SECCION			40,362,110,000	2,928,606,410,008	2,968,968,520,008

SECCION: 3608

SUPERINTENDENCIA NACIONAL DE SALUD

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,500,000,000	35,144,600,000	36,644,600,000
C.		PRESUPUESTO DE INVERSION	2,629,590,000	4,429,000,000	7,058,590,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	2,629,590,000	4,429,000,000	7,058,590,000
	300	INTERSUBSECTORIAL SALUD	2,629,590,000	4,429,000,000	7,058,590,000
TOTAL PRESUPUESTO SECCION			4,129,590,000	39,573,600,000	43,703,190,000

SECCION: 3609

INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		49,385,755,000	49,385,755,000
C.		PRESUPUESTO DE INVERSION		26,228,868,797	26,228,868,797
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,100,868,797	2,100,868,797

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	300	INTERSUBSECTORIAL SALUD		2,100,868,797	2,100,868,797
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		5,565,000,000	5,565,000,000
	300	INTERSUBSECTORIAL SALUD		5,565,000,000	5,565,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,733,000,000	1,733,000,000
	300	INTERSUBSECTORIAL SALUD		1,733,000,000	1,733,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		495,000,000	495,000,000
	300	INTERSUBSECTORIAL SALUD		495,000,000	495,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		6,915,000,000	6,915,000,000
	301	PREVENCION EN SALUD		6,915,000,000	6,915,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		9,420,000,000	9,420,000,000
	301	PREVENCION EN SALUD		9,420,000,000	9,420,000,000
TOTAL PRESUPUESTO SECCION				75,614,623,797	75,614,623,797

SECCION: 3610

UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION EN SALUD - CRES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		9,671,596,000	9,671,596,000
C.		PRESUPUESTO DE INVERSION		6,000,000,000	6,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		4,200,000,000	4,200,000,000
	300	INTERSUBSECTORIAL SALUD		4,200,000,000	4,200,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,800,000,000	1,800,000,000
	300	INTERSUBSECTORIAL SALUD		1,800,000,000	1,800,000,000
TOTAL PRESUPUESTO SECCION				15,671,596,000	15,671,596,000

SECCION: 3701

MINISTERIO DEL INTERIOR Y DE JUSTICIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	365,905,677,601		365,905,677,601
C.		PRESUPUESTO DE INVERSION	95,128,538,226		95,128,538,226
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	27,000,000,000		27,000,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	27,000,000,000		27,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,379,500,000		1,379,500,000
	1000	INTERSUBSECTORIAL GOBIERNO	170,000,000		170,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	1,209,500,000		1,209,500,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,365,084,880		1,365,084,880
	800	INTERSUBSECTORIAL JUSTICIA	1,365,084,880		1,365,084,880
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	8,960,000,000		8,960,000,000
	800	INTERSUBSECTORIAL JUSTICIA	6,400,000,000		6,400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,460,000,000		2,460,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	100,000,000		100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	325,000,000		325,000,000
	800	INTERSUBSECTORIAL JUSTICIA	210,000,000		210,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	115,000,000		115,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,884,756,440		1,884,756,440
	1000	INTERSUBSECTORIAL GOBIERNO	1,884,756,440		1,884,756,440
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	52,786,877,506		52,786,877,506
	101	DEFENSA Y SEGURIDAD INTERNA	30,217,000,000		30,217,000,000
	800	INTERSUBSECTORIAL JUSTICIA	21,969,877,506		21,969,877,506
	1000	INTERSUBSECTORIAL GOBIERNO	600,000,000		600,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,427,319,400		1,427,319,400
	1000	INTERSUBSECTORIAL GOBIERNO	1,427,319,400		1,427,319,400
TOTAL PRESUPUESTO SECCION			461,034,215,827		461,034,215,827

SECCION: 3702

FONDO PARA LA PARTICIPACION Y EL FORTALECIMIENTO DE LA DEMOCRACIA

	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,539,752,008		1,539,752,008
TOTAL PRESUPUESTO SECCION	1,539,752,008		1,539,752,008

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3703

DIRECCION NACIONAL DEL DERECHO DE AUTOR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,454,268,048		2,454,268,048
		TOTAL PRESUPUESTO SECCION	2,454,268,048		2,454,268,048

SECCION: 3704

CORPORACION NACIONAL PARA LA RECONSTRUCCION DE LA CUENCA DEL RIO PAEZ Y ZONAS ALEDANAS NASA KI WE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,255,650,165		2,255,650,165
C.		PRESUPUESTO DE INVERSION	5,800,000,000		5,800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,800,000,000		5,800,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	5,800,000,000		5,800,000,000
		TOTAL PRESUPUESTO SECCION	8,055,650,165		8,055,650,165

SECCION: 3705

SUPERINTENDENCIA DE NOTARIADO Y REGISTRO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		468,253,593,000	468,253,593,000
C.		PRESUPUESTO DE INVERSION		215,944,580,000	215,944,580,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		11,577,000,000	11,577,000,000
	800	INTERSUBSECTORIAL JUSTICIA		11,577,000,000	11,577,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		9,845,653,267	9,845,653,267
	800	INTERSUBSECTORIAL JUSTICIA		9,845,653,267	9,845,653,267
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		64,661,346,733	64,661,346,733
	800	INTERSUBSECTORIAL JUSTICIA		64,661,346,733	64,661,346,733
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		11,823,000,000	11,823,000,000
	800	INTERSUBSECTORIAL JUSTICIA		11,823,000,000	11,823,000,000
630		TRANSFERENCIAS		118,037,580,000	118,037,580,000
	803	ADMINISTRACION DE JUSTICIA		118,037,580,000	118,037,580,000
		TOTAL PRESUPUESTO SECCION		684,198,173,000	684,198,173,000

SECCION: 3706

INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	982,575,801,485	88,300,470,025	1,070,876,271,510

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	17,000,000,000		17,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	9,996,200,420		9,996,200,420
	802	SISTEMA PENITENCIARIO Y CARCELARIO	9,996,200,420		9,996,200,420
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,332,000,000		4,332,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	4,332,000,000		4,332,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,000,000,000		2,000,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	2,000,000,000		2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	271,799,580		271,799,580
	802	SISTEMA PENITENCIARIO Y CARCELARIO	271,799,580		271,799,580
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	400,000,000		400,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	400,000,000		400,000,000
TOTAL PRESUPUESTO SECCION			999,575,801,485	88,300,470,025	1,087,876,271,510

SECCION: 3707

DIRECCION NACIONAL DE ESTUPEFACIENTES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,801,716,602	60,928,945,797	62,730,662,399
C.		PRESUPUESTO DE INVERSION	530,000,000	43,837,293,425	44,367,293,425
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	93,008,357		93,008,357
	800	INTERSUBSECTORIAL JUSTICIA	93,008,357		93,008,357
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	436,991,643		436,991,643
	800	INTERSUBSECTORIAL JUSTICIA	436,991,643		436,991,643
630		TRANSFERENCIAS		43,837,293,425	43,837,293,425
	1000	INTERSUBSECTORIAL GOBIERNO		43,837,293,425	43,837,293,425
TOTAL PRESUPUESTO SECCION			2,331,716,602	104,766,239,222	107,097,955,824

SECCION: 3801

COMISION NACIONAL DEL SERVICIO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,108,000,000	22,204,137,000	26,312,137,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	500,000,000	22,000,000,000	22,500,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	500,000,000	4,000,000,000	4,500,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	500,000,000	4,000,000,000	4,500,000,000
721		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		18,000,000,000	18,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		18,000,000,000	18,000,000,000
TOTAL PRESUPUESTO SECCION			4,608,000,000	44,204,137,000	48,812,137,000

SECCION: 3901

DEPARTAMENTO ADMINISTRATIVO DE LA CIENCIA, TECNOLOGIA E INNOVACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	10,479,912,615		10,479,912,615
C.		PRESUPUESTO DE INVERSION	282,811,923,682		282,811,923,682
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	200,000,000		200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	200,000,000		200,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	136,823,096,020		136,823,096,020
	1000	INTERSUBSECTORIAL GOBIERNO	136,823,096,020		136,823,096,020
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	6,494,357,400		6,494,357,400
	1000	INTERSUBSECTORIAL GOBIERNO	6,494,357,400		6,494,357,400
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	20,054,546,441		20,054,546,441
	1000	INTERSUBSECTORIAL GOBIERNO	20,054,546,441		20,054,546,441
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,414,923,821		1,414,923,821
	1000	INTERSUBSECTORIAL GOBIERNO	1,414,923,821		1,414,923,821
630		TRANSFERENCIAS	117,825,000,000		117,825,000,000
	300	INTERSUBSECTORIAL SALUD	47,825,000,000		47,825,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	70,000,000,000		70,000,000,000
TOTAL PRESUPUESTO SECCION			293,291,836,297		293,291,836,297
TOTAL PRESUPUESTO NACIONAL			134,694,386,838,386	12,560,865,710,800	147,255,252,549,186

TERCERA PARTE
DISPOSICIONES GENERALES

ARTÍCULO 4o. Las disposiciones generales de la presente ley son complementarias de las Leyes 38 de 1989, 179 de 1994, 225 de 1995 y 819 de 2003, Orgánicas del Presupuesto, y deben aplicarse en armonía con estas.

Estas normas rigen para los órganos que conforman el Presupuesto General de la Nación, y para los recursos de la Nación asignados a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta con el régimen de aquellas.

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la presente Ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPITULO I
DE LAS RENTAS Y RECURSOS

ARTÍCULO 5o. La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público informará a los diferentes órganos las fechas de perfeccionamiento y desembolso de los recursos del crédito interno y externo de la Nación. Los establecimientos públicos del orden nacional reportarán a la referida Dirección el monto y las fechas de los recursos de crédito externo e interno contratados directamente.

La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público conceptuará previamente sobre las solicitudes de modificación a fuentes de financiación cuando se trate de recursos de crédito de las diferentes apropiaciones que se detallen en el anexo del decreto de liquidación, siempre y cuando no modifiquen los montos aprobados por el Congreso de la República en la ley anual.

ARTÍCULO 6o. El Gobierno Nacional a través de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público podrá realizar sustituciones en su portafolio de inversiones con entidades descentralizadas, sin efectuar operación presupuestal alguna, de conformidad con las normas legales vigentes.

ARTÍCULO 7o. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, por quienes estén encargados de su recaudo.

Las Superintendencias que no sean una sección presupuestal deben consignar mensualmente, en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, el valor total de las contribuciones establecidas en la ley.

ARTÍCULO 8o. El Ministro de Hacienda y Crédito Público fijará los criterios técnicos y las condiciones para el manejo de los excedentes de liquidez del Tesoro Nacional acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

ARTÍCULO 9o. El Gobierno Nacional podrá emitir títulos de Tesorería, TES, Clase "B", con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería; sus rendimientos se atenderán con cargo al Presupuesto General de la Nación; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería cuyo monto de emisión se fijará en el decreto que las autorice; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del decreto que la autorice y fije sus condiciones financieras; su emisión no afectará el cupo de endeudamiento y estará limitada, para las destinadas a financiar las apropiaciones presupuestales por el monto de estas.

ARTÍCULO 10o. Los rendimientos financieros originados con recursos de la Nación, incluidos los negocios fiduciarios, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público en el mes siguiente de su recaudo, con excepción de aquellos originados por patrimonios autónomos que se hayan constituido por expresa autorización de la ley.

ARTÍCULO 11o. Facúltase a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público para que con los excedentes de liquidez en moneda nacional y extranjera de los fondos que administre, realice las siguientes operaciones: compra y venta de títulos valores emitidos por la Nación, el Banco de la República, Fondo de Garantías de Instituciones Financieras, Fogafín, entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia y otros gobiernos y tesorerías; compra de deuda de la Nación; compras con pacto de retroventa con entidades públicas y con entidades financieras sujetas al control y vigilancia de la Superintendencia Financiera de Colombia, dentro de los cupos que autorice el Ministro de Hacienda y Crédito Público; depósitos remunerados e inversiones financieras en entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia; depósitos a término y compras de títulos emitidos por entidades bancarias y financieras del exterior; operaciones de cubrimiento de riesgos; y las demás que autorice el Gobierno Nacional; así mismo, préstamos transitorios a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, reconociendo tasa de mercado durante el periodo de utilización, evento que no implica unidad de caja; y préstamos de títulos valores a la citada Dirección a tasas de mercado.

PARÁGRAFO. Lo anterior aplica cuando, de acuerdo con las disposiciones legales, la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público no pueda hacer unidad de caja con los recursos de los fondos que administre.

CAPITULO II
DE LOS GASTOS

ARTÍCULO 12o. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos iniciales, se atenderán las obligaciones derivadas de estos compromisos, tales como los costos imprevistos, ajustes y revisión de valores e intereses moratorios, gravámenes a los movimientos financieros y gastos de nacionalización.

ARTÍCULO 13o. Prohíbese tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

ARTÍCULO 14o. Para proveer empleos vacantes se requerirá el certificado de disponibilidad presupuestal por la vigencia fiscal de 2011. Por medio de este, el jefe de presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1o de enero al 31 de diciembre de 2011, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal por lo que resta del año fiscal.

Cuando se trate de concursos o procesos de selección para proveer empleos de carrera administrativa, a través de la oferta pública de empleos, antes de adelantar el trámite administrativo ante la Comisión Nacional del Servicio Civil, además de cumplir con lo previsto en el inciso anterior, el órgano correspondiente deberá obtener viabilidad presupuestal de la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales y tener previstos sus emolumentos de conformidad con el artículo 122 de la Constitución Política.

Previo al reconocimiento de la prima técnica se expedirá el certificado de disponibilidad presupuestal. Por medio de este se deberá garantizar la existencia de recursos del 1o de enero al 31 de diciembre de 2011.

La vinculación de supernumerarios, por periodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

ARTÍCULO 15o. La solicitud de modificación a las plantas de personal requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional, los siguientes requisitos:

1. Exposición de motivos.
2. Costos comparativos de las plantas vigente y propuesta.
3. Efectos sobre los gastos generales.
4. Concepto del Departamento Nacional de Planeación si se afectan los gastos de inversión.
5. Y los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido concepto o viabilidad presupuestal del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional.

ARTÍCULO 16o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Los programas de capacitación podrán comprender matrículas de los funcionarios, que se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992, modificado por el artículo 2o de la Ley 1012 de 2006. Su otorgamiento se hará en virtud de la reglamentación interna del órgano respectivo.

ARTÍCULO 17o. La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público será la competente para expedir la resolución que regirá la constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de empresas industriales y comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación.

ARTÍCULO 18o. La adquisición de los bienes que necesiten los órganos que hacen parte del Presupuesto General de la Nación para su funcionamiento y organización requiere de un plan de compras. Este plan deberá aprobarse por cada órgano acorde con las apropiaciones autorizadas en el Presupuesto General de la Nación y se modificará cuando las apropiaciones que la respaldan sean modificadas o aplazadas.

La adquisición de bienes con cargo al presupuesto de inversión deberá cumplir con las normas vigentes sobre la materia, y tratándose de adquisición de vehículos requerirá del concepto previo favorable del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 19o. Se podrán hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación, mediante resolución suscrita por el jefe del respectivo órgano.

En el caso de los establecimientos públicos del orden nacional, estas distribuciones se harán por resolución o acuerdo de las juntas o consejos directivos. Si no existen juntas o consejos directivos, lo hará el representante legal de estos.

Las operaciones presupuestales contenidas en los mencionados actos administrativos, se someterán a aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, y tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación- Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorporar las del órgano receptor. La ejecución presupuestal de estas deberá iniciarse en la misma vigencia de la distribución; en caso de requerirse se abrirán subordinales y subproyectos.

El jefe del órgano o en quien este haya delegado la ordenación del gasto podrá efectuar a nivel del decreto de liquidación asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas asignaciones para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional ni del previo concepto favorable por parte del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas tratándose de gastos de inversión.

ARTÍCULO 20o. Los órganos de que trata el artículo 4o de la presente ley podrán pactar anticipos únicamente cuando cuenten con Programa Anual Mensualizado de Caja, PAC, aprobado.

ARTÍCULO 21o. El Gobierno Nacional en el decreto de liquidación clasificará los ingresos y gastos y definirá estos últimos.

Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público hará mediante resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá el concepto previo favorable del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 22o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, de oficio o a petición del jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2011.

Cuando se trate de aclaraciones y correcciones de leyenda del presupuesto de gastos de inversión, se requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 23o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional podrá abstenerse de adelantar los trámites de cualquier operación presupuestal de las entidades de que trata el artículo 4o de la presente ley que incumplan los objetivos y metas trazados en el Marco Fiscal de Mediano Plazo, en el Plan Financiero, en la Programación Macroeconómica del Gobierno Nacional y en el Programa Anual de Caja.

El Departamento Nacional de Planeación podrá abstenerse de adelantar el trámite de conceptos requeridos para las operaciones presupuestales a que hace referencia el inciso anterior, siempre que las entidades correspondientes incumplan con las obligaciones establecidas en el artículo 9º de la Ley 1151 de 2007 que impidan dar cumplimiento a lo establecido en el artículo 77 de la Ley 38 de 1989 modificado por el artículo 40 de la Ley 179 de 1994.

ARTÍCULO 24o. Los órganos de que trata el artículo 4o de la presente ley son los únicos responsables por el registro de su gestión financiera pública en el Sistema Integrado de Información Financiera, SIIF- Nación. Los órganos que actualmente operan fuera de línea con el Sistema Integrado de Información Financiera SIIF –Nación, deberán registrar sus informes de ejecución dentro de los cinco (5) primeros días del mes siguiente.

No se requerirá el envio de informes mensuales a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, salvo en aquellos casos en que ésta en forma expresa los solicite.

En desarrollo del artículo 93 del Estatuto Orgánico del Presupuesto, cuando se presenten errores u omisiones en el diligenciamiento de la información presupuestal en el Sistema Integrado de Información Financiera SIIF-Nación, la Contraloría General de la República y la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público podrán autorizar excepcionalmente su corrección a solicitud del órgano correspondiente, bajo la entera responsabilidad del jefe del órgano respectivo y sin perjuicio de la responsabilidad fiscal, penal o disciplinaria a que haya lugar.

Para tal efecto, el Ministerio de Hacienda y Crédito Público establecerá el procedimiento técnico requerido y seguro de manera que no se altere ni material ni operacionalmente la expedición de documentos oficiales sobre la situación de las finanzas públicas por parte del ejecutivo ni la producción regular y oportuna de los informes que por ley debe presentar la Contraloría General de la República.

ARTÍCULO 25o. Cuando los órganos que hacen parte del Presupuesto General de la Nación celebren contratos entre sí, que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones del jefe del órgano respectivo. En el caso de los establecimientos públicos del orden nacional, las superintendencias y unidades administrativas especiales con personería jurídica, así como las señaladas en el artículo 5° del Estatuto Orgánico del Presupuesto, dichos ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos o el representante legal del órgano, si no existen juntas o consejos directivos.

Los actos administrativos a que se refiere el inciso anterior deberán ser remitidos al Ministerio de Hacienda y Crédito Público – Dirección General del Presupuesto Público Nacional, acompañados del respectivo certificado en que se haga constar que se recaudarán los recursos, expedido por el órgano contratista y su justificación económica, para la aprobación de las operaciones presupuestales en ellos contenidas, requisito sin el cual no podrán ser ejecutados. De conformidad con el artículo 8 de la Ley 819 de 2003, los recursos deberán ser incorporados y ejecutados en la misma vigencia fiscal en la que se lleve a cabo la aprobación.

Cuando en los convenios se pacte pago anticipado y para el cumplimiento de su objeto el órgano contratista requiera contratar con un tercero, sólo podrá solicitarse el giro efectivo de los recursos a la Dirección General de Crédito Público y Tesoro Nacional una vez dicho órgano adquiera el compromiso presupuestal y se encuentren cumplidos los requisitos que hagan exigible su pago a favor del beneficiario final.

Tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

ARTÍCULO 26o. Con el fin de fortalecer la política de prevención, atención integral y reparación a la población desplazada, a más tardar el treinta (30) de junio de 2011, los órganos que hacen parte del Presupuesto General de la Nación cederán al Colector de Activos Públicos del Estado – CISA, mediante convenio interadministrativo y al precio que fije el modelo de valoración del Colector, sus carteras provisionadas y/o castigadas que no tengan naturaleza coactiva, para que éste las gestione bajo sus políticas. Las de naturaleza coactiva, así como las que aún no se encuentren provisionadas, podrán ser entregadas en administración a CISA bajo la comisión y los procedimientos que ésta establezca. Dentro del mismo plazo, los órganos que hacen parte del Presupuesto General de la Nación, transferirán a título gratuito y mediante acto administrativo, los inmuebles de su propiedad que se encuentren saneados y que no requieran para el ejercicio de sus funciones, aunque éstos hagan parte de sus planes de enajenación onerosa, a CISA, para que ésta los comercialice bajo sus políticas.

Las contingencias judiciales, los pleitos pendientes y los pasivos relacionados con las carteras y los inmuebles aquí descritos permanecerán a cargo de las entidades titulares de los mismos.

Lo dispuesto en el presente artículo no será aplicable a los activos de propiedad del Fondo para la Rehabilitación Inversión Social y Lucha contra el Crimen Organizado – FRISCO, ni a aquellos que tengan destinación específica, que pertenezcan a fondos especiales o los que puedan ser utilizados por otra entidad del orden Nacional.

ARTÍCULO 27o. Ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los establecimientos públicos del orden nacional sólo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los organismos financieros internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

Los compromisos que se adquieran en el marco de tratados o convenios internacionales, de los cuales Colombia haga parte y cuya vinculación haya sido aprobada por Ley de la República no requerirán de autorización de vigencias futuras, no obstante se deberá contar con aval fiscal previo por parte del Consejo Superior de Política Fiscal – CONFIS.

ARTÍCULO 28o. Los órganos que conforman el Presupuesto General de la Nación deben reintegrar, dentro del primer trimestre de 2011, a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, y a sus tesorerías cuando correspondan a recursos propios, los recursos de la Nación, incluyendo los de contrapartida, originados en convenios celebrados con organismos internacionales que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de vigencias fiscales anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquellos, con el soporte correspondiente.

ARTÍCULO 29o. Cuando exista apropiación presupuestal en el servicio de la deuda pública podrán efectuarse anticipos en el pago de los contratos de empréstito. Igualmente podrán atenderse con cargo a la vigencia en curso las obligaciones del servicio de la deuda pública correspondiente al mes de enero de 2012.

ARTÍCULO 30o. La representación legal y la ordenación del gasto del servicio de la deuda están a cargo del Ministro de Hacienda y Crédito Público o de quien este delegue, según las disposiciones de la Ley Orgánica del Presupuesto.

ARTÍCULO 31o. Los gastos que sean necesarios para la administración, consecución y servicio de las operaciones de crédito público, las asimiladas a ellas, las propias del manejo de la deuda, las operaciones conexas y las demás relacionadas con los recursos del crédito serán atendidos con cargo a las apropiaciones del servicio de la deuda pública.

De conformidad con el artículo 46 del Estatuto Orgánico del Presupuesto, las pérdidas del Banco de la República se atenderán mediante la emisión de bonos en condiciones de mercado u otros títulos de deuda pública.

La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención.

CAPITULO III
DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

ARTÍCULO 32o. Las reservas presupuestales y las cuentas por pagar de los órganos que conforman el Presupuesto General de la Nación, correspondientes a la vigencia fiscal de 2010, se constituirán a más tardar el 20 de enero de 2011, de acuerdo con los saldos registrados en el Sistema Integrado de

Información Financiera, SIIF – Nación con corte a 31 de diciembre de 2010, así: las reservas presupuestales por la diferencia entre los compromisos y las obligaciones, y las cuentas por pagar por la diferencia entre las obligaciones y los pagos.

PARÁGRAFO. Con el fin de que los órganos que conforman el Presupuesto General de la Nación hagan los ajustes a que haya lugar para la constitución de las reservas presupuestales y de las cuentas por pagar, el Sistema Integrado de Información Financiera SIIF Nación tendrá un período de transición comprendido entre el 1 y el 20 de enero de 2011, de forma que puedan obtener del sistema la información requerida para tal fin. En todo caso, en concordancia con los artículos 14 y 71 del Estatuto Orgánico del Presupuesto, en este período no se podrán asumir compromisos con cargo a las apropiaciones de la vigencia anterior.

ARTÍCULO 33o. Constituidas las cuentas por pagar y las reservas presupuestales de la vigencia fiscal de 2010, los dineros sobrantes serán reintegrados a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

Las cuentas por pagar y las reservas presupuestales correspondientes a la vigencia fiscal de 2010, que no se hayan ejecutado a 31 de diciembre de 2011, expiran sin excepción. En consecuencia, los respectivos recursos deben reintegrarse a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

Los recursos incorporados en el Presupuesto General de la Nación con destino a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta con el régimen de aquellas, que no hayan sido comprometidos o ejecutados a 31 de diciembre de 2011, deben ser reintegrados por estas a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

PARÁGRAFO. Los reintegros de que trata el inciso primero del presente artículo deben realizarse por el ordenador del gasto y el funcionario de manejo del respectivo órgano, a más tardar el 28 de enero de 2011. Los mismos funcionarios deben reintegrar los recursos a que se refieren los incisos 2o y 3o, a más tardar el 12 de enero de 2012.

CAPITULO IV
DE LAS VIGENCIAS FUTURAS

ARTÍCULO 34o. Las autorizaciones otorgadas por el Consejo Superior de Política Fiscal, CONFIS o quien este delegue para la asunción de obligaciones que afecten presupuestos de vigencias futuras deberán respetar, en todo momento, las condiciones sobre las cuales se otorgó.

Las entidades u órganos que requieran modificar el plazo y/o los cupos anuales de vigencias futuras autorizados por el Consejo Superior de Política Fiscal, CONFIS o quien este delegue requerirán, de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente, de la reprogramación de las vigencias futuras en donde se especifique el nuevo plazo y/o cupos anuales autorizados.

Cuando con posterioridad al otorgamiento de una autorización de vigencias futuras, la entidad u órgano requiera la modificación del objeto u objetos o el monto de la contraprestación a su cargo, será necesario adelantar ante el Consejo Superior de Política Fiscal, CONFIS o su delegado la solicitud de una nueva autorización de vigencias futuras que ampare las modificaciones o adiciones requeridas de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente.

PARÁGRAFO 1. Las modificaciones al monto de la contraprestación a cargo de la entidad solicitante, que tengan origen exclusivamente en los ajustes financieros del monto y que no se encuentren asociados a la provisión de bienes o servicios adicionales a los previstos inicialmente, se tramitarán como una reprogramación de vigencias futuras.

PARÁGRAFO 2. Lo anterior sin perjuicio de que en caso de tratarse de nuevas vigencias futuras, se deberá contar con el aval fiscal del Consejo Superior de Política Fiscal, CONFIS y declaratoria de importancia estratégica por parte del Consejo Nacional de Política Económica y Social, CONPES, en los casos en que las normas legales lo exijan.

ARTÍCULO 35o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización caducan, salvo en los casos previstos en el inciso 2o del artículo 8o de la Ley 819 de 2003.

Cuando no fuere posible adelantar en la vigencia fiscal correspondiente los ajustes presupuestales, a que se refiere el inciso 2° del artículo 8 de la Ley 819 de 2003, se requerirá de la reprogramación de los cupos anuales autorizados por parte de la autoridad que expidió la autorización inicial, con el fin de dar continuidad al proceso de selección del contratista.

ARTÍCULO 36o. Las solicitudes para comprometer recursos de la Nación, que afecten vigencias fiscales futuras de las empresas industriales y comerciales del Estado o sociedades de economía mixta con régimen de aquellas, deben tramitarse a través de los órganos que conforman el Presupuesto General de la Nación a los cuales estén vinculadas.

CAPITULO V
DISPOSICIONES VARIAS

ARTÍCULO 37o. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las entidades territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo. Para este efecto, solicitará a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público la constancia sobre la naturaleza de estos recursos. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares y el origen de los recursos que fueron embargados.

Dicha constancia de inembargabilidad se refiere a recursos y no a cuentas bancarias, y le corresponde al servidor público solicitante, en los casos en que la autoridad judicial lo requiera, tramitar, ante la entidad responsable del giro de los recursos objeto de medida cautelar, la correspondiente certificación sobre cuentas bancarias.

ARTÍCULO 38o. Las sentencias, conciliaciones y cesantías parciales serán incorporadas al presupuesto de acuerdo con la disponibilidad de recursos, de conformidad con el artículo 39 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 39o. Los órganos a que se refiere el artículo 4o de la presente ley pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado. Para pagarlos, en primera instancia se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los establecimientos públicos deben atender las providencias que se profieran en su contra, en primer lugar con recursos propios realizando previamente las operaciones presupuestales a que haya lugar.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones, se podrán pagar todos los gastos originados en los tribunales de arbitramento, así como las cauciones o garantías bancarias o de compañía de seguros que se requieran en procesos judiciales.

ARTÍCULO 40o. La Fiscalía General de la Nación, la Policía Nacional, el Ejército Nacional, la Armada Nacional, la Fuerza Aérea y el Departamento Administrativo de Seguridad, DAS, deben cubrir con cargo a sus respectivos presupuestos, los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal, GAULA, a que se refiere la Ley 282 de 1996.

PARÁGRAFO. El Departamento Administrativo de Seguridad, DAS, o la Policía Nacional deberán cubrir, con cargo al rubro de viáticos y gastos de viaje de sus respectivos presupuestos, los gastos causados por los funcionarios que hayan sido asignados al Congreso de la República para prestar los servicios de protección y seguridad personal a sus miembros o a esta Institución.

ARTÍCULO 41o. En lo relacionado con las cuentas por pagar, el presupuesto inicial correspondiente a la vigencia fiscal de 2011 cumple con lo establecido en el artículo 31 de la Ley 344 de 1996.

ARTÍCULO 42o. Las obligaciones por concepto de servicios médico-asistenciales, servicios públicos domiciliarios, gastos de operación aduanera, comunicaciones, transporte y contribuciones inherentes a la nómina, causados en el último trimestre de 2010, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2011.

Las vacaciones, la prima de vacaciones, la indemnización a las mismas, la bonificación por recreación, las cesantías, las pensiones, los impuestos y la tarifa de control fiscal, se pueden pagar con cargo al presupuesto vigente cualquiera que sea el año de su causación.

Los órganos que hacen parte del Presupuesto General de la Nación podrán pagar, con cargo al presupuesto vigente, las obligaciones recibidas de las entidades liquidadas que fueron causadas por las mismas, correspondientes a servicios públicos domiciliarios y contribuciones inherentes a la nómina, cualquiera que sea el año de su causación, afectando el rubro que les dio origen.

ARTÍCULO 43o. Autorízase a la Nación y sus entidades descentralizadas, para efectuar cruces de cuentas entre sí, con entidades territoriales y sus descentralizadas y con las empresas de servicios públicos con participación estatal, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes. Estas operaciones deben reflejarse en el presupuesto, conservando únicamente la destinación para la cual fueron programadas las apropiaciones respectivas.

En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se deben tener en cuenta, para efectos de estas compensaciones, las transferencias y aportes, a cualquier título, que las primeras hayan efectuado a las últimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación, esta podrá sufragarlo a través de títulos de deuda pública, sin que implique operación presupuestal alguna.

Cuando concurran las calidades de acreedor y deudor en una misma persona, como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas, sin operación presupuestal alguna.

ARTÍCULO 44o. La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo causadas o acumuladas a diciembre 31 de 1993, por concepto de pasivo por pensiones y cesantías de las personas beneficiarias del extinto Fondo del Pasivo Prestacional del Sector Salud; para sanear los pasivos correspondientes a las cesantías de las universidades estatales, a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docente no acogidos al nuevo régimen salarial.

Igualmente, podrá emitir bonos pensionales de que trata la Ley 100 de 1993, en particular para las universidades estatales.

La Nación podrá reconocer como deuda pública las obligaciones a cargo del Instituto Nacional de Concesiones, INCO, surgidas en los contratos con garantías por concepto de ingresos mínimos garantizados; en estos casos serán reconocidas mediante la emisión de bonos u otros títulos de deuda pública en condiciones de mercado, para lo cual deberá surtirse el procedimiento previsto en el artículo 29 de la Ley 344 de 1996 y sus normas reglamentarias, en lo pertinente.

PARÁGRAFO. La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996. Las entidades del Presupuesto General de la Nación que utilicen este mecanismo sólo procederán con los registros contables que sean del caso para extinguir dichas obligaciones en virtud de los acuerdos de pago que suscriban con el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 45o. El porcentaje de la cesión del impuesto a las ventas asignado a las cajas departamentales de previsión y al Fondo de Prestaciones Sociales del Magisterio, con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTÍCULO 46o. En el Fondo de Programas Especiales para la Paz, se constituirán los rubros presupuestales "Fondo de Programas Especiales para la Paz – Programa de Desmovilizados" y "Programas de Reintegración Social y Económica", en los cuales la ordenación del gasto, además de lo dispuesto en el artículo 13 de la Ley 368 de 1997, podrá ser delegada en otros funcionarios del nivel directivo, de conformidad con las normas orgánicas del Presupuesto.

ARTÍCULO 47o. Todos los programas y proyectos en carreteras y aeropuertos, que no estén a cargo de la Nación y que estén financiados con recursos del Fondo de Inversiones para la Paz que está adscrito a la Agencia Presidencial para la Acción Social y la Cooperación Internacional, podrán ser ejecutados por el Instituto Nacional de Vías, la Unidad Administrativa Especial de la Aeronáutica Civil o mediante convenios con las entidades territoriales según sea el caso.

ARTÍCULO 48o. En desarrollo del artículo 119 del Estatuto Orgánico del Presupuesto, el Instituto de Planificación y Promoción de Soluciones Energéticas, IPSE, siempre y cuando no signifiquen erogaciones en dinero, podrá adelantar las operaciones de canje de activos fijos de su propiedad por proyectos de preinversión e inversión en las zonas que no tengan posibilidad técnico-económica de conectarse al Sistema Interconectado Nacional.

Los proyectos de preinversión e inversión incluidos en el canje que se realice, no podrán ser financiados directa ni indirectamente con recursos que hagan parte del Presupuesto General de la Nación.

ARTÍCULO 49o. El Servicio Nacional de Aprendizaje, SENA, transferirá al Departamento Administrativo de Ciencia, Tecnología e Innovación, COLCIENCIAS, con destino a financiar las actividades que promuevan y fomenten la investigación aplicada, la innovación, el desarrollo tecnológico, la apropiación pública de la ciencia, la tecnología, y en general la construcción de capacidades regionales de ciencia, tecnología e innovación, la cuarta parte de los recursos provenientes del veinte por ciento (20%) de los aportes sobre las nóminas de que trata el artículo 16 de la Ley 344 de 1996, mediante la celebración de un convenio interadministrativo.

ARTÍCULO 50o. La ejecución de los recursos que se giran al Fondo Nacional de Pensiones de las Entidades Territoriales, FONPET, con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno Nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo, administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3o del artículo 2o de la Ley 549 de 1999, el Gobierno Nacional determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior. Cuando se establezca que la realidad no corresponde con lo que se acreditó, se descontarán los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

ARTÍCULO 51o. Las apropiaciones programadas en la presente ley para la ejecución de proyectos viales de la red secundaria y terciaria a cargo de los departamentos y municipios, los aeropuertos y zonas marítimas que no estén a cargo de la Nación, podrán ser ejecutadas directamente por las entidades especializadas del sector transporte o mediante convenios con las entidades territoriales y/o sus descentralizadas. La responsabilidad de la Nación se limitará a la ejecución de los recursos apropiados en la presente ley y dicha infraestructura seguirá a cargo de las entidades territoriales y/o sus descentralizadas.

PARÁGRAFO. La Nación a través del Ministerio de Hacienda y Crédito Público, podrá otorgar créditos presupuestales a las entidades territoriales y/o sus descentralizadas para el desarrollo de proyectos a que se refiere el presente artículo, en los términos y condiciones especiales que dicho Ministerio establezca.

ARTÍCULO 52o. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo-beneficio del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

También podrán contratar un seguro de responsabilidad civil para servidores públicos, mediante el cual se ampare la responsabilidad de los mismos por actos o hechos no dolosos ocurridos en ejercicio de sus funciones, y los gastos de defensa en materia disciplinaria, penal y fiscal que deban realizar; estos últimos gastos los podrán pagar las entidades, siempre y cuando exista decisión definitiva que exonere de toda responsabilidad y no sea condenada la contraparte a las costas del proceso.

Esta disposición será aplicable a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta asimiladas a estas.

ARTÍCULO 53o. En virtud de la autonomía consagrada en el artículo 69 de la Constitución Política, las universidades estatales pagarán las sentencias o fallos proferidos en contra de la Nación con los recursos asignados por parte de esta, en cumplimiento del artículo 86 de la Ley 30 de 1992.

ARTÍCULO 54o. Los recursos aportados por la Nación a la Subcuenta de Subsistencia del Fondo de Solidaridad Pensional, en cumplimiento de lo previsto en el literal c) del numeral 2 del artículo 27 de la Ley 100 de 1993, adicionado por el artículo 8o de la Ley 797 de 2003 se ejecutarán en coordinación con el Instituto Colombiano de Bienestar Familiar, ICBF.

ARTÍCULO 55o. El Consejo Superior de la Judicatura y la Fiscalía General de la Nación podrán sustituir inmuebles de su propiedad, por obras necesarias para la adquisición, terminación, adecuación y dotación de su infraestructura, sin operación presupuestal alguna.

ARTÍCULO 56o. Los órganos que conforman el Presupuesto General de la Nación y las entidades territoriales y las entidades descentralizadas de aquella y de estas, así como los ejecutores, a los que se les hubiere girado recursos del Fondo Nacional de Regalías y que actualmente no estén amparando compromisos u obligaciones, y correspondan a apropiaciones presupuestales de vigencias fiscales anteriores a 2010, deben reintegrar, dentro del primer trimestre de 2011 a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, el total de recursos que por concepto de saldos no ejecutados y rendimientos financieros posean en las cuentas abiertas para cada proyecto.

Así mismo, dichas entidades remitirán a la Dirección de Regalías del Departamento Nacional de Planeación dentro de los quince (15) días siguientes al vencimiento del término establecido para realizar el reintegro, copia de los documentos que soporten el reintegro de los recursos, identificando el nombre del proyecto, el monto por concepto de saldos no ejecutados y los rendimientos financieros obtenidos.

ARTÍCULO 57o. Con los recursos del saldo disponible del Fondo Nacional de Regalías a 31 de diciembre de 2009, se podrán financiar durante la vigencia fiscal 2011, proyectos de inversión correspondientes a los corredores arteriales de competitividad, en especial, los definidos de importancia estratégica en el Consejo Nacional de Política Económica y Social, CONPES 3536 de 2008 y al equipamiento básico en las zonas de influencia de los nodos de transferencia localizados en corredores viales de comercio exterior interdistritales.

Para dar cumplimiento a lo anterior, el Ministerio de Hacienda y Crédito Público, administrador del portafolio del Fondo Nacional de Regalías, situará estos recursos, previa solicitud del Instituto Nacional de Vías quien los ejecutará. Al Fondo Nacional de Regalías únicamente le corresponde realizar los ajustes contables a que haya lugar.

ARTÍCULO 58o. Con el fin de dar cumplimiento a lo establecido en los artículos 36 y 41 de la Ley 715 de 2001 y 37 de la Ley 1151 de 2007, se pagarán contra las apropiaciones y excedentes de los recursos del Sistema General de Participaciones, los saldos que resulten del reconocimiento de los costos del servicio educativo ordenados por la Constitución y la ley, y las deudas por concepto de los costos acumulados en el Escalafón Nacional Docente, las homologaciones de cargos administrativos del sector y el incentivo regulado en el Decreto 1171 de 2004. El Ministerio de Educación Nacional revisará las liquidaciones presentadas por las entidades territoriales y certificará el monto por reconocer.

ARTÍCULO 59o. Con los excedentes de la Subcuenta de Eventos Catastróficos y Accidentes de Tránsito del Fondo de Solidaridad y Garantía, FOSYGA, a 31 de diciembre de 2010, se podrán financiar los programas de Protección a la Salud Pública, Vulnerabilidad Sismica, Gestión de Instituciones de la Red Pública Hospitalaria, Atención a la Población en Condiciones Especiales tanto discapacitada como población desplazada, Ampliación, renovación de la afiliación del régimen subsidiado, población desplazada y vulnerable, y atención prioritaria en salud, incorporados en el presupuesto del Ministerio de la Protección Social.

ARTÍCULO 60o. La Unidad Administrativa Especial del Sistema de Parques Nacionales Naturales podrá presentar los proyectos, con el aval de las entidades territoriales del ámbito de jurisdicción en el que se desarrollarán los mismos, y ejecutar los recursos destinados para la conservación, preservación, descontaminación y recuperación del medio ambiente y saneamiento ambiental a los que se refieren las Leyes 141 de 1994 y 756 de 2002 y correspondientes a las asignaciones del Fondo Nacional de Regalías.

Así mismo, los recursos destinados de manera específica para la financiación de proyectos en parques naturales a los que se refieren dichas leyes podrán ser presentados y serán ejecutados por la Unidad Administrativa Especial del Sistema de Parques Nacionales Naturales, en desarrollo de las funciones establecidas por el artículo 19 del Decreto 216 de 2003.

ARTÍCULO 61o. En desarrollo de la Política de Consolidación de la Seguridad Democrática, PCSD, contenida en el Plan Nacional de Desarrollo y en las bases del mismo, las cuales fueron incorporadas mediante el artículo 3o de la Ley 1151 de 2007, las Fuerzas Militares podrán ejecutar Programas y Proyectos de Inversión para fortalecer las estrategias tendientes a consolidar la presencia institucional tales como: obras de infraestructura, dotación y mantenimiento, garantizando el bienestar de la población afectada por la situación de violencia generada por los grupos armados al margen de la ley.

ARTÍCULO 62o. Las entidades responsables de la Atención Integral a la Población Desplazada por la Violencia, sectoriales del orden nacional, de que trata la Ley 387 de 1997, darán prioridad en la ejecución de sus respectivos presupuestos, a la atención de la población desplazada por la violencia, en cumplimiento de la Sentencia T-025 de 2004 y de sus Autos de Seguimiento proferidos por la Honorable Corte Constitucional. Esta priorización de recursos deberá considerar las acciones diferenciales para sujetos de especial protección constitucional.

La priorización referenciada en el inciso anterior se efectuará teniendo en cuenta: (i) la categoría de la entidad territorial, de conformidad con lo establecido en el artículo 1° de la Ley 617 de 2000, (ii) el número de hogares recibidos o expulsados, de acuerdo con el Registro Único de Población Desplazada de la Agencia Presidencial para la Acción Social y la Cooperación Internacional y (iii) los índices de presión de las entidades territoriales, medido como el número de población desplazada recibida con relación a la población total. Lo anterior en armonía con los principios de concurrencia, complementariedad y subsidiariedad.

ARTÍCULO 63o. Los recursos del Fondo para la Rehabilitación, Inversión y Lucha contra el Crimen Organizado, FRISCO, y los recursos provenientes de la Ley 55 de 1985, apropiados en la presente vigencia fiscal para ser transferidos a la Nación, serán girados por la Dirección Nacional de Estupefacientes, DNE y la Superintendencia de Notariado y Registro, respectivamente a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, para reintegrar

los recursos que la Nación ha girado, de acuerdo con lo establecido en los Documentos CONPES 3412 de 2006, 3476 de 2007 y 3575 de 2009.

ARTÍCULO 64o. Con los recursos del saldo disponible del Fondo Nacional de Regalías a 31 de diciembre de 2009, se podrán financiar proyectos regionales de inversión, principalmente a los que se refiere el artículo 116 de la Ley 1151 de 2007, los cuales serán presentados por los Ministerios sectoriales competentes para aprobación del Consejo Asesor de Regalías, y se ejecutarán por quien este designe, en beneficio de las entidades territoriales. La ejecución de los recursos de las asignaciones a que se refiere el presente artículo, correspondientes a la Corporación Autónoma Regional del Río Grande de La Magdalena, CORMAGDALENA, se ajustarán a las disposiciones de la Ley 1283 de 2009.

ARTÍCULO 65o. Los recursos provenientes de las cauciones de que trata el artículo 8o del Decreto 2085 de 2008, se destinarán a financiar el "Programa de Promoción para la Reposición y Renovación del Parque Automotor de Carga" del Ministerio de Transporte, con el objeto de promover la modernización del parque automotor.

ARTÍCULO 66o. Los hogares beneficiarios del Programa de Subsidio Familiar de Vivienda, podrán aplicar este subsidio en cualquier parte del país o modalidad de solución de vivienda, tanto en zona urbana como rural, independiente de la modalidad a la cual se postuló o asignó. La población desplazada perteneciente a comunidades indígenas, comunidades negras y afrocolombianas podrá aplicar los subsidios para adquirir, construir o mejorar soluciones de vivienda en propiedades colectivas, conforme a los mandatos constitucionales y legales, tradiciones y sistemas de derecho propio de cada comunidad.

ARTÍCULO 67o. Los recursos presupuestados en el Ministerio de Hacienda y Crédito Público con destino a financiar los gastos de Justicia y Paz, en desarrollo de la Ley 975 de 2005 y demás normas que regulan la materia, serán distribuidos con el concepto previo de la Dirección General del Presupuesto Público Nacional, de acuerdo con las necesidades y requerimientos de las entidades competentes para ejecutar dichos gastos.

ARTÍCULO 68o. Las Entidades Territoriales que accedieron a los recursos de Crédito de Presupuesto otorgados por el Ministerio de Hacienda y Crédito Público en desarrollo del Programa para el Mejoramiento y Mantenimiento Rutinario de la Red Vial Secundaria y Terciaria en el año 2009, podrán obtener por parte del Gobierno Nacional a través del Ministerio de Hacienda y Crédito Público la condonación de dichos créditos. Para tal efecto, una vez se cumplan las condiciones establecidas en el contrato de empréstito y en el convenio de desempeño, el Ministro de Hacienda y Crédito Público informará mediante oficio a cada Entidad Territorial la respectiva condonación independientemente del cumplimiento o no de los plazos establecidos en cada uno de los contratos de empréstito.

ARTÍCULO 69o. La Nación, a través del Ministerio de Hacienda y Crédito Público, podrá transferir recursos destinados a facilitar las condiciones para la financiación de vivienda, al Fondo de Reserva para la Estabilización de la Cartera Hipotecaria, para el cumplimiento de sus funciones y como elemento fundamental de la política contracíclica liderada por el Gobierno Nacional.

ARTÍCULO 70o. Los recursos presupuestados en el Ministerio de Hacienda y Crédito Público con destino a la operación del Sistema Electrónico para la Contratación Pública, SECOP, en desarrollo de la Ley 1150 de 2007 y demás normas que regulan la materia, serán distribuidos con el concepto previo de la Dirección General del Presupuesto Público Nacional, de acuerdo con las necesidades y requerimientos de la entidad o entidades competentes para ejecutar dichos gastos.

ARTÍCULO 71o. Con los recursos a que hace referencia el numeral 4 del artículo 11 de la Ley 21 de 1982, que no estén amparando compromisos a 31 de diciembre de 2010, se financiarán proyectos de construcción y adquisición de infraestructura, mejoramiento de infraestructura y dotación de instituciones de educación media técnica y media académica, señaladas en el artículo 111 de la Ley 633 de 2000.

ARTÍCULO 72o. Los recursos a que hace mención el parágrafo 4 del artículo 3 de la Ley 141 de 1994, adicionado por el artículo 25 de la ley 756 de 2002, una vez cerradas las labores de Interventoria Administrativa y Financiera y que no hayan sido objeto de apropiación, y/o compromiso y/o utilización para el fin que fueron descontados al igual que sus rendimientos generados, se devolverán a las entidades territoriales beneficiarias de las correspondientes regalías y/o compensaciones.

Dicha devolución se realizará de manera proporcional a cada entidad territorial, de acuerdo con su participación en los recursos que inicialmente fueron descontados por las entidades recaudadoras y giradoras.

Sin perjuicio de lo previsto en el presente artículo, los proyectos de cooperación y asistencia establecidos en desarrollo del control y vigilancia de las participaciones en regalías y las asignaciones provenientes del Fondo Nacional de Regalías, celebrados o que se celebren, se desarrollarán y ejecutarán con sujeción a las normas que hayan servido de soporte a dichos proyectos.

ARTÍCULO 73o. La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, en su calidad de administrador del Fondo de Estabilización de Precios de los Combustibles, elaborará una vez al año un estado de resultados de las operaciones financieras efectivamente pagadas o recibidas durante la vigencia de 2011, con el cual se harán las afectaciones presupuestales correspondientes para dicho Fondo.

La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público presentará al Consejo Superior de Política Fiscal, CONFIS, la evolución de los saldos y los resultados de las operaciones financieras con una frecuencia trimestral.

ARTÍCULO 74o. Sin perjuicio de la responsabilidad fiscal y disciplinaria a que haya lugar, cuando en vigencias anteriores no se haya realizado el pago de obligaciones adquiridas con las formalidades previstas en el Estatuto Orgánico del Presupuesto y demás normas que regulan la materia, y sobre los mismos no se haya constituido la reserva presupuestal o la cuenta por pagar correspondiente, se podrá crear el rubro "Pasivos Exigibles - Vigencias Expiradas" y con cargo a éste, ordenar el pago.

También procederá la operación presupuestal prevista en el inciso anterior, cuando el pago no se hubiere realizado pese a haberse constituido oportunamente la reserva presupuestal o la cuenta por pagar en los términos del artículo 89 del Estatuto Orgánico del Presupuesto.

El mecanismo previsto en el primer inciso de este artículo también procederá cuando se trate del cumplimiento de una obligación originada en la ley, exigible en vigencias anteriores, aún sin que medie certificado de disponibilidad presupuestal ni registro presupuestal.

En todo caso, el jefe del órgano respectivo certificará previamente el cumplimiento de los requisitos señalados en este artículo.

ARTÍCULO 75o. La Nación podrá concurrir a la financiación de las obligaciones que deba asumir el Instituto de Seguros Sociales por aplicación de lo previsto por el artículo 1° del Decreto 3974 de 2007.

ARTÍCULO 76o. En los presupuestos del Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación se incluirá una apropiación con el objeto de atender los gastos, en otras secciones presupuestales, para la prevención y atención de desastres y financiar programas y proyectos de inversión que se encuentren debidamente registrados en el Banco Nacional de Programas y Proyectos de conformidad con el artículo 68 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 77o. De conformidad con lo previsto en el artículo 310 de la Constitución Política y la Ley 47 de 1993, la liquidación de la renta de destinación específica de que trata el numeral 3 del artículo 359 de la Constitución Política a favor del Departamento Archipiélago de San Andrés, Providencia y Santa Catalina, se hará efectiva por el Gobierno Nacional, sin efectuar las deducciones establecidas en el artículo 7 de la ley 225 de 1995.

ARTÍCULO 78o. Las entidades recaudadoras de las participaciones correspondientes a regalías y compensaciones a que se refiere la Ley 141 de 1994, descontarán a las entidades territoriales beneficiarias, los saldos a favor del Fondo Nacional de Regalías originados en los actos administrativos en firme o en las actas de liquidación bilateral suscritas por las partes, mediante los cuales se han liquidado unilateralmente o bilateralmente los convenios interadministrativos suscritos entre dichas entidades y la Comisión Nacional de Regalías. Para estos efectos, el Fondo Nacional de Regalías informará a las

entidades recaudadoras los saldos a descontar y la periodicidad de dichos descuentos que serán puestos en consideración de los representantes legales de las entidades ejecutoras.

ARTÍCULO 79o. Los recursos del presupuesto nacional asignados al Fondo Nacional de Garantías con el fin de garantizar los préstamos educativos efectuados por la banca comercial, que no hayan sido utilizados a la fecha de expedición de la presente ley, se apropiarán con destino al Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior, ICETEX para contribuir a la sostenibilidad financiera del crédito educativo de conformidad con la política general que defina su Junta Directiva para tal fin.

ARTÍCULO 80o. Las asignaciones presupuestales del Fondo de Tecnología de la Información y las Comunicaciones incluyen los recursos necesarios para cubrir el importe de los costos en que incurra el operador oficial de los servicios de franquicia postal y telegráfica para la prestación de estos servicios a los órganos que hacen parte del Presupuesto General de la Nación.

El Fondo de Tecnología de la Información y las Comunicaciones hará la transferencia de recursos al operador postal y telegráfico oficial, quien expedirá a la entidad destinataria del servicio el respectivo paz y salvo tan pronto como reciba los recursos.

ARTÍCULO 81o. Autorízase al Gobierno Nacional para apropiar recursos del Presupuesto General de la Nación y transferirlos al Fondo Nacional del Café, destinados a la implementación de instrumentos que permitan garantizar la sostenibilidad del ingreso de las familias cafeteras y el acercamiento de los cafeteros a herramientas tecnológicas dirigidas a la mitigación de los riesgos inherentes a su actividad productiva.

PARÁGRAFO. El Comité Nacional de Cafeteros determinará mediante Resolución las actividades elegibles de gasto que se enmarcan en el artículo anterior, con el voto expreso y favorable del Ministro de Hacienda y Crédito Público.

ARTÍCULO 82o. La liquidación de los excedentes financieros de que trata el Estatuto Orgánico del Presupuesto, que se efectúen en la vigencia de la presente ley, se hará con base en una proyección de los ingresos y de los gastos, para la vigencia siguiente a la de corte de los Estados Financieros, en donde se incluyen además las cuentas por cobrar y por pagar no presupuestadas, las reservas presupuestales, así como la disponibilidad inicial (caja, bancos e inversiones).

ARTÍCULO 83o. Con cargo a la porción que se reasigna por disposición del artículo 13 de la Ley 55 de 1985 a la construcción, adecuación y dotación de establecimientos carcelarios, se financiará en la sección presupuestal del Instituto Colombiano de Bienestar Familiar – ICBF una apropiación por $10.000 millones para que éste los destine a la construcción, adecuación y dotación de los centros de atención especializada en el marco del Sistema de Responsabilidad Penal para Adolescentes.

Para tales efectos, la Superintendencia de Notariado y Registro trasladará directamente al ICBF los mencionados recursos dentro del primer trimestre de la vigencia fiscal.

ARTÍCULO 84o. Condónese la deuda causada a cargo del Instituto de Seguros Sociales – ISS – a favor de la Nación – Ministerio de Hacienda y Crédito Público, en desarrollo de los créditos de presupuesto otorgados con anterioridad al 31 de diciembre de 2006.

ARTÍCULO 85o. Los órganos que hacen parte del Presupuesto General de la Nación sólo podrán solicitar la situación de los recursos aprobados en el Programa Anual de Caja a la Dirección General de Crédito Público y Tesoro Nacional, cuando hayan recibido los bienes y/o servicios o se tengan cumplidos los requisitos que hagan exigible su pago. En ningún caso las entidades podrán solicitar giro de recursos para transferir a Fiducias o Encargos Fiduciarios o a las entidades con las que celebre convenios o contratos interadministrativos, sin que se haya cumplido el objeto del gasto.

ARTÍCULO 86o. Con los recursos del Fondo Nacional de Regalías se podrán financiar inversiones en salud durante la vigencia fiscal 2011, incluidos los provenientes de su portafolio.

ARTÍCULO 87o. La Nación asignará un monto de recursos destinados a cubrir el valor correspondiente a un porcentaje del cincuenta por ciento (50%) del costo de la energía eléctrica debidamente comprobado por las electrificadoras de cada región, de los usuarios de los distritos de riego y de los distritos de riego administrados por el Estado o por las Asociaciones de Usuarios debidamente reconocidas por el Ministerio de Agricultura y Desarrollo Rural.

PARÁGRAFO 1°. Para el caso de los usuarios de distritos de riego cuya facturación sea individual, este beneficio se otorgará solo para aquellos que no posean más de cincuenta (50) hectáreas.

PARÁGRAFO 2°. Para efectos de la clasificación de los usuarios del servicio de energía eléctrica, según la Ley 142 de 1994, la utilización de la energía eléctrica para riego dirigido a la producción agropecuaria se clasificará dentro de la clase especial, la cual no pagará contribución. Además con el objeto de comercializar la energía eléctrica, los usuarios de los distritos de riego, se clasificarán como usuarios no regulados.

ARTÍCULO 88o. Los recursos programados en el Instituto Nacional de Vías por CIENTO VEINTE MIL MILLONES DE PESOS ($120.000.000.000) provenientes del saldo disponible del Fondo Nacional de Regalías a 31 de diciembre de 2009, se destinarán a la ejecución de proyectos viales de la red terciaria a cargo de los municipios.

Para dar cumplimiento a lo anterior, el Ministerio de Hacienda y Crédito Público, administrador del portafolio del Fondo Nacional de Regalías, situará estos recursos, previa solicitud del Instituto Nacional de Vías quien los ejecutará. Al Fondo Nacional de Regalías únicamente le corresponde realizar los ajustes contables a que haya lugar.

ARTÍCULO 89o. La Nación, con recursos diferentes a los de rentas de congestión, podrá financiar el Fondo de Energía Social, FOES, de que tratan los artículos 118 de la Ley 812 de 2003 y 59 de la Ley 1151 de 2007. Con estos recursos se podrá reconocer total o parcialmente requerimientos del FOES que no hayan sido cubiertos con la fuente original de rentas de congestión.

ARTÍCULO 90o. El Fondo Nacional de Regalías creado mediante la Ley 141 de 1994, durante la vigencia de 2011 asignará el 15% de sus recursos para continuar financiando los proyectos regionales de inversión en infraestructura eléctrica y de gas, a que hace referencia el artículo 37 de la Ley 756 de 2002, en los porcentajes y términos allí descritos.

ARTÍCULO 91o. El Ministerio de la Protección Social podrá realizar operaciones de préstamo interfondos entre la subcuenta de Eventos Catastróficos y Accidentes de Tránsito –ECAT– y la subcuenta de Compensación del Fondo de Solidaridad y Garantía –Fosyga–; recursos que se destinarán a la financiación de eventos NO POS de los afiliados al régimen contributivo.

El plazo para el pago, el periodo de gracia para amortización de capital y la tasa de interés, serán los establecidos en el artículo 37 de la Ley 1393 de 2010 y su decreto reglamentario, en lo pertinente.

La operación prevista en el presente artículo corresponde a una operación de manejo de recursos del portafolio y, por tanto, su otorgamiento y atención no requiere trámite presupuestal alguno.

ARTÍCULO 92o. En las empresas de servicios públicos mixtas, en las cuales la participación del Estado directamente o a través de sus entidades descentralizadas sea igual o superior al noventa por ciento y que desarrollen sus actividades bajo condiciones de competencia, la aprobación y modificación de sus presupuestos, de las viabilidades presupuestales y de las vigencias futuras corresponderá a las juntas directivas de las respectivas empresas, siempre y cuando cumplan los requisitos señalados en el artículo 36 del Decreto 4730 de 2005.

ARTÍCULO 93o. Recursos para el Fondo de Solidaridad de la Caja de Vivienda Militar y de Policía. De conformidad con el numeral 5 del parágrafo 2 del artículo 1 de la ley 1305 de 2009 en virtud del cual el gobierno nacional apropiara recursos durante la presente vigencia con el fin de atender soluciones de vivienda a los destinatarios del Fondo de Solidaridad de la Caja de Vivienda Militar y de Policía. Lo anterior permite contribuir con la meta de un millón de viviendas del Gobierno Nacional.

ARTÍCULO 94o. La presente ley rige a partir de la fecha de su publicación y surte efectos fiscales a partir del 1o de enero de 2011.

EL PRESIDENTE DEL HONORABLE SENADO DE LA REPUBLICA



ARMANDO BENEDETTI VILLANEDA

EL SECRETARIO GENERAL DEL HONORABLE SENADO DE LA REPUBLICA



EMILIO RAMON OTERO DAJUD

EL PRESIDENTE DE LA HONORABLE CAMARA DE REPRESENTANTES



CARLOS ALBERTO ZULUAGA DIAZ

EL SECRETARIO GENERAL DE LA HONORABLE CAMARA DE REPRESENTANTES



JESUS ALFONSO RODRIGUEZ CAMARGO

LEY No. 1420

"POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2011"

REPÚBLICA DE COLOMBIA – GOBIERNO NACIONAL

PUBLÍQUESE Y CÚMPLASE

Dada en Bogotá, D.C., a los 13 DIC 2010



EL MINISTRO DE HACIENDA Y CRÉDITO PÚBLICO,



JUAN CARLOS ECHEVERRY GARZÓN


RECEIVED
SEP 3 0 2011
191

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: May 31, 2012
Estimated average burden hours per response: 0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Colombia
Exact name of registrant as specified in charter

0000917142
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2010
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-73840
SEC file number, if available

S-______________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-______________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2010
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia, on September 30, 2011.

REPUBLIC OF COLOMBIA

By: /s/ Bruce Mac Master Rojas
Bruce Mac Master Rojas
Deputy Minister of Finance and Public Credit in Charge of the Duties of the Minister of Finance and Public Credit

Total number of pages is 85
Exhibit index is on page 3 of 85

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Colombia's Annual Report on Form 18-K for the year ended December 31, 2010 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the Revenues, Budget and Appropriations Law for 2011 of the Republic of Colombia

EXHIBIT C

LEY No. 1420 13 DIC 2010

"POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2011"

EL CONGRESO DE COLOMBIA

DECRETA:

PRIMERA PARTE

CAPÍTULO I
PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTÍCULO 1o. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2011, en la suma de CIENTO CUARENTA Y SIETE BILLONES DOSCIENTOS CINCUENTA Y CINCO MIL DOSCIENTOS CINCUENTA Y DOS MILLONES QUINIENTOS CUARENTA Y NUEVE MIL CIENTO OCHENTA Y SEIS PESOS MONEDA LEGAL ($147.255.252.549.186), según el detalle del Presupuesto de Rentas y Recursos de Capital para el 2011, así:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

I - INGRESOS DEL PRESUPUESTO NACIONAL	134,694,386,838,386
1. INGRESOS CORRIENTES DE LA NACION	74,283,648,000,000
2. RECURSOS DE CAPITAL DE LA NACION	51,581,570,088,211
5. RENTAS PARAFISCALES	897,435,184,046
6. FONDOS ESPECIALES	7,931,733,566,129
II - INGRESOS DE LOS ESTABLECIMIENTOS PUBLICOS	12,560,865,710,800
021000 AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -	
A- INGRESOS CORRIENTES	56,036,532,000
B- RECURSOS DE CAPITAL	240,165,928,646
032400 SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS	
A- INGRESOS CORRIENTES	63,327,974,036
B- RECURSOS DE CAPITAL	14,030,146,540
040200 FONDO ROTATORIO DEL DANE	
A- INGRESOS CORRIENTES	10,792,865,059
040300 INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC	
A- INGRESOS CORRIENTES	50,181,257,970
050300 ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)	
A- INGRESOS CORRIENTES	10,328,000,000
B- RECURSOS DE CAPITAL	32,000,000,000
C- CONTRIBUCIONES PARAFISCALES	60,192,300,000
060200 FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD	
A- INGRESOS CORRIENTES	10,737,753,000
B- RECURSOS DE CAPITAL	74,094,200,000
110200 FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES	
A- INGRESOS CORRIENTES	85,424,994,695
B- RECURSOS DE CAPITAL	33,247,805,305

130900	SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA	
A- INGRESOS CORRIENTES		8,408,740,303
B- RECURSOS DE CAPITAL		1,050,000,000
131000	UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES	
A- INGRESOS CORRIENTES		30,000,000,000
B- RECURSOS DE CAPITAL		10,594,700,000
131300	SUPERINTENDENCIA FINANCIERA DE COLOMBIA	
A- INGRESOS CORRIENTES		128,763,787,171
B- RECURSOS DE CAPITAL		5,400,000,000
131400	UNIDAD ADMINISTRATIVA ESPECIAL DE GESTION PENSIONAL Y CONTRIBUCIONES PARAFISCALES DE LA PROTECCION SOCIAL - UGPP	
A- INGRESOS CORRIENTES		1,030,000,000
150300	CAJA DE RETIRO DE LAS FUERZAS MILITARES	
A- INGRESOS CORRIENTES		134,724,431,702
B- RECURSOS DE CAPITAL		43,267,495,692
150700	INSTITUTO CASAS FISCALES DEL EJERCITO	
A- INGRESOS CORRIENTES		29,986,928,000
B- RECURSOS DE CAPITAL		3,594,198,180
150800	DEFENSA CIVIL COLOMBIANA, GUILLERMO LEON VALENCIA	
A- INGRESOS CORRIENTES		2,569,200,000
B- RECURSOS DE CAPITAL		1,150,000,000
151000	CLUB MILITAR DE OFICIALES	
A- INGRESOS CORRIENTES		34,291,450,000
B- RECURSOS DE CAPITAL		1,718,000,000
151100	CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL	
A- INGRESOS CORRIENTES		145,714,735,624
B- RECURSOS DE CAPITAL		17,021,077,000
151200	FONDO ROTATORIO DE LA POLICIA	
A- INGRESOS CORRIENTES		285,206,892,000
B- RECURSOS DE CAPITAL		22,107,770,000
151600	SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA	
A- INGRESOS CORRIENTES		14,037,004,186
151900	HOSPITAL MILITAR	
A- INGRESOS CORRIENTES		172,586,635,000
B- RECURSOS DE CAPITAL		1,072,388,000
152000	AGENCIA LOGISTICA DE LAS FUERZAS MILITARES	
A- INGRESOS CORRIENTES		889,262,493,889
170200	INSTITUTO COLOMBIANO AGROPECUARIO (ICA)	
A- INGRESOS CORRIENTES		30,202,300,000
B- RECURSOS DE CAPITAL		10,931,900,000
171300	INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER	
A- INGRESOS CORRIENTES		16,916,340,000
B- RECURSOS DE CAPITAL		5,090,200,000
210300	INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-	
A- INGRESOS CORRIENTES		110,434,200,000
B- RECURSOS DE CAPITAL		22,078,000,000
210900	UNIDAD DE PLANEACION MINERO ENERGETICA - UPME	
A- INGRESOS CORRIENTES		13,131,600,000
B- RECURSOS DE CAPITAL		10,004,800,000
211000	INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-	
A- INGRESOS CORRIENTES		2,955,000,000
B- RECURSOS DE CAPITAL		35,218,200,000
211100	AGENCIA NACIONAL DE HIDROCARBUROS - ANH	
A- INGRESOS CORRIENTES		260,239,800,000
B- RECURSOS DE CAPITAL		763,672,500,000
220900	INSTITUTO NACIONAL PARA SORDOS (INSOR)	
A- INGRESOS CORRIENTES		304,455,045
221000	INSTITUTO NACIONAL PARA CIEGOS (INCI)	
A- INGRESOS CORRIENTES		321,600,000

B- RECURSOS DE CAPITAL	271,739,992
223400 INSTITUTO TECNICO CENTRAL	
A- INGRESOS CORRIENTES	5,151,535,384
B- RECURSOS DE CAPITAL	1,850,000,000
223800 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA	
A- INGRESOS CORRIENTES	369,400,000
223900 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR	
A- INGRESOS CORRIENTES	585,679,422
224100 INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL	
A- INGRESOS CORRIENTES	1,296,399,309
B- RECURSOS DE CAPITAL	491,000,000
224200 INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI	
A- INGRESOS CORRIENTES	862,770,857
B- RECURSOS DE CAPITAL	70,000,000
230600 FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES	
A- INGRESOS CORRIENTES	718,681,000,000
B- RECURSOS DE CAPITAL	308,533,200,000
230700 COMISION NACIONAL DE TELEVISION	
A- INGRESOS CORRIENTES	123,170,284,000
240200 INSTITUTO NACIONAL DE VIAS	
A- INGRESOS CORRIENTES	267,689,925,217
B- RECURSOS DE CAPITAL	66,094,022,461
241200 UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL	
A- INGRESOS CORRIENTES	425,797,400,000
B- RECURSOS DE CAPITAL	2,833,800,000
241300 INSTITUTO NACIONAL DE CONCESIONES - INCO	
A- INGRESOS CORRIENTES	87,813,927,697
B- RECURSOS DE CAPITAL	89,724,673,311
260200 FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA	
A- INGRESOS CORRIENTES	882,000,000
B- RECURSOS DE CAPITAL	30,012,882,887
280200 FONDO ROTATORIO DE LA REGISTRADURIA	
A- INGRESOS CORRIENTES	41,480,212,564
B- RECURSOS DE CAPITAL	265,540,793
280300 FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL	
B- RECURSOS DE CAPITAL	7,374,200,000
290200 INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES	
A- INGRESOS CORRIENTES	276,467,069
B- RECURSOS DE CAPITAL	931,132,100
320200 INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM	
A- INGRESOS CORRIENTES	6,500,000,000
320400 FONDO NACIONAL AMBIENTAL	
A- INGRESOS CORRIENTES	19,557,500,000
B- RECURSOS DE CAPITAL	6,966,500,000
330400 ARCHIVO GENERAL DE LA NACION	
A- INGRESOS CORRIENTES	9,309,680,007
B- RECURSOS DE CAPITAL	562,000,000
330500 INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA	
A- INGRESOS CORRIENTES	552,256,874
330600 INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES	
A- INGRESOS CORRIENTES	1,300,000,000
B- RECURSOS DE CAPITAL	1,747,493,502
330700 INSTITUTO CARO Y CUERVO	
A- INGRESOS CORRIENTES	105,922,728
350200 SUPERINTENDENCIA DE SOCIEDADES	
A- INGRESOS CORRIENTES	70,842,800,000
B- RECURSOS DE CAPITAL	2,060,000,000
350300 SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO	
A- INGRESOS CORRIENTES	38,954,640,000
B- RECURSOS DE CAPITAL	7,095,360,000

350400 UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES	
A- INGRESOS CORRIENTES	3,416,600,000
B- RECURSOS DE CAPITAL	3,803,400,000
360200 SERVICIO NACIONAL DE APRENDIZAJE (SENA)	
A- INGRESOS CORRIENTES	226,685,369,531
B- RECURSOS DE CAPITAL	248,398,000,000
C- CONTRIBUCIONES PARAFISCALES	1,603,095,000,000
360300 FONDO DE PREVISION SOCIAL DEL CONGRESO	
A- INGRESOS CORRIENTES	12,290,710,000
B- RECURSOS DE CAPITAL	37,332,299,000
360500 FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA	
A- INGRESOS CORRIENTES	76,373,100,000
B- RECURSOS DE CAPITAL	11,664,600,000
360600 INSTITUTO NACIONAL DE SALUD (INS)	
A- INGRESOS CORRIENTES	2,353,400,000
B- RECURSOS DE CAPITAL	616,038,000
360700 INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)	
A- INGRESOS CORRIENTES	3,871,732,271
B- RECURSOS DE CAPITAL	210,090,677,737
C- CONTRIBUCIONES PARAFISCALES	2,714,644,000,000
360800 SUPERINTENDENCIA NACIONAL DE SALUD	
A- INGRESOS CORRIENTES	39,573,600,000
360900 INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA	
A- INGRESOS CORRIENTES	66,514,623,797
B- RECURSOS DE CAPITAL	9,100,000,000
361000 UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION EN SALUD – CRES	
A- INGRESOS CORRIENTES	15,671,596,000
370500 SUPERINTENDENCIA DE NOTARIADO Y REGISTRO	
A- INGRESOS CORRIENTES	481,967,373,000
B- RECURSOS DE CAPITAL	202,230,800,000
370600 INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC	
A- INGRESOS CORRIENTES	88,041,984,183
B- RECURSOS DE CAPITAL	258,485,842
370700 DIRECCION NACIONAL DE ESTUPEFACIENTES	
A- INGRESOS CORRIENTES	3,685,991,519
B- RECURSOS DE CAPITAL	101,080,247,703
380100 COMISION NACIONAL DEL SERVICIO CIVIL	
A- INGRESOS CORRIENTES	23,325,300,000
B- RECURSOS DE CAPITAL	20,878,837,000
III - TOTAL INGRESOS	**147,255,252,549,186**

CAPÍTULO II
RECURSOS SUBCUENTA DE SOLIDARIDAD DEL FOSYGA

ARTÍCULO 2o. Se estima la cuantía de los recursos de la Subcuenta de Solidaridad del Fondo de Solidaridad y Garantía – FOSYGA para la vigencia fiscal de 2011 en la suma de DOS BILLONES CUATROCIENTOS TREINTA Y DOS MIL CUATROCIENTOS OCHENTA MILLONES DE PESOS MONEDA LEGAL ($2.432.480.000.000).

SEGUNDA PARTE

ARTÍCULO 3o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Apropíese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2011 una suma por valor de: CIENTO CUARENTA Y SIETE BILLONES DOSCIENTOS CINCUENTA Y CINCO MIL DOSCIENTOS CINCUENTA Y DOS MILLONES QUINIENTOS CUARENTA Y NUEVE MIL CIENTO OCHENTA Y SEIS PESOS MONEDA LEGAL ($147.255.252.549.186), según el detalle que se encuentra a continuación:

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0101			
		CONGRESO DE LA REPUBLICA			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**340,597,018,673**		**340,597,018,673**
C.		**PRESUPUESTO DE INVERSION**	**50,000,000,000**		**50,000,000,000**
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,000,000,000		5,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,000,000,000		5,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	45,000,000,000		45,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	45,000,000,000		45,000,000,000
TOTAL PRESUPUESTO SECCION			**390,597,018,673**		**390,597,018,673**
		SECCION: 0201			
		PRESIDENCIA DE LA REPUBLICA			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**242,580,744,355**		**242,580,744,355**
C.		**PRESUPUESTO DE INVERSION**	**110,199,722,500**		**110,199,722,500**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,881,000,000		5,881,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,881,000,000		5,881,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,700,000,000		1,700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,700,000,000		1,700,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	7,027,122,500		7,027,122,500
	1000	INTERSUBSECTORIAL GOBIERNO	7,027,122,500		7,027,122,500
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	94,591,600,000		94,591,600,000
	1000	INTERSUBSECTORIAL GOBIERNO	93,846,600,000		93,846,600,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	745,000,000		745,000,000
TOTAL PRESUPUESTO SECCION			**352,780,466,855**		**352,780,466,855**

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0210			
		AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**572,335,924,916**	**56,036,532,000**	**628,372,456,916**
C.		**PRESUPUESTO DE INVERSION**	**2,662,532,750,000**	**240,165,928,646**	**2,902,698,678,646**
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	18,000,000,000		18,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,000,000,000		6,000,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	12,000,000,000		12,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	2,276,532,750,000		2,276,532,750,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	2,276,532,750,000		2,276,532,750,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,000,000,000		4,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,000,000,000		4,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	339,000,000,000		339,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	339,000,000,000		339,000,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	25,000,000,000	240,165,928,646	265,165,928,646
	1000	INTERSUBSECTORIAL GOBIERNO	25,000,000,000	240,165,928,646	265,165,928,646
		TOTAL PRESUPUESTO SECCION	**3,234,868,674,916**	**296,202,460,646**	**3,531,071,135,562**
		SECCION: 0301			
		DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**34,041,011,624**		**34,041,011,624**
C.		**PRESUPUESTO DE INVERSION**	**169,477,624,474**		**169,477,624,474**
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	8,304,000,000		8,304,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	8,304,000,000		8,304,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	59,745,000,000		59,745,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	59,745,000,000		59,745,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	41,228,724,928		41,228,724,928

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	903	MITIGACION	3,464,000,000		3,464,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	37,764,724,928		37,764,724,928
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	60,199,425,564		60,199,425,564
	1000	INTERSUBSECTORIAL GOBIERNO	60,199,425,564		60,199,425,564
630		TRANSFERENCIAS	473,982		473,982
	1000	INTERSUBSECTORIAL GOBIERNO	473,982		473,982
TOTAL PRESUPUESTO SECCION			203,518,636,098		203,518,636,098

SECCION: 0324

SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		48,181,120,576	48,181,120,576
C.		PRESUPUESTO DE INVERSION		29,177,000,000	29,177,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		1,050,000,000	1,050,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,050,000,000	1,050,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		2,365,000,000	2,365,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		650,000,000	650,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,715,000,000	1,715,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		24,462,000,000	24,462,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		24,462,000,000	24,462,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,300,000,000	1,300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,300,000,000	1,300,000,000
TOTAL PRESUPUESTO SECCION				77,358,120,576	77,358,120,576

SECCION: 0325

FONDO NACIONAL DE REGALIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,148,305,039		3,148,305,039
C.		PRESUPUESTO DE INVERSION	906,936,000,000		906,936,000,000
630		TRANSFERENCIAS	906,936,000,000		906,936,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	906,936,000,000		906,936,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			910,084,305,039		910,084,305,039

SECCION: 0401

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	21,293,316,100		21,293,316,100
C.		PRESUPUESTO DE INVERSION	69,651,566,095		69,651,566,095
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	69,651,566,095		69,651,566,095
	1000	INTERSUBSECTORIAL GOBIERNO	69,651,566,095		69,651,566,095
TOTAL PRESUPUESTO SECCION			90,944,882,195		90,944,882,195

SECCION: 0402

FONDO ROTATORIO DEL DANE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	20,149,890	1,106,865,059	1,127,014,949
C.		PRESUPUESTO DE INVERSION		9,686,000,000	9,686,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		9,686,000,000	9,686,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		9,686,000,000	9,686,000,000
TOTAL PRESUPUESTO SECCION			20,149,890	10,792,865,059	10,813,014,949

SECCION: 0403

INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	32,076,347,837	6,041,257,970	38,117,605,807
C.		PRESUPUESTO DE INVERSION	64,429,000,000	44,140,000,000	108,569,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,280,000,000	46,000,000	2,326,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,280,000,000	46,000,000	2,326,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,210,000,000	2,217,000,000	5,427,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,210,000,000	2,217,000,000	5,427,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	165,000,000	1,048,000,000	1,213,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	165,000,000	1,048,000,000	1,213,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,581,000,000	469,000,000	3,050,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,581,000,000	469,000,000	3,050,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	15,296,000,000	38,197,000,000	53,493,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	15,296,000,000	38,197,000,000	53,493,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	40,590,000,000	83,000,000	40,673,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	40,590,000,000	83,000,000	40,673,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	307,000,000	2,080,000,000	2,387,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	307,000,000	2,080,000,000	2,387,000,000
TOTAL PRESUPUESTO SECCION			96,505,347,837	50,181,257,970	146,686,605,807

SECCION: 0501

DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,695,200,000		9,695,200,000
C.		PRESUPUESTO DE INVERSION	3,500,000,000		3,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,500,000,000		3,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,500,000,000		3,500,000,000
TOTAL PRESUPUESTO SECCION			13,195,200,000		13,195,200,000

SECCION: 0503

ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		33,653,400,000	33,653,400,000
C.		PRESUPUESTO DE INVERSION		68,866,900,000	68,866,900,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		12,288,900,000	12,288,900,000
	705	EDUCACION SUPERIOR		12,288,900,000	12,288,900,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		2,884,000,000	2,884,000,000
	705	EDUCACION SUPERIOR		2,884,000,000	2,884,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		309,000,000	309,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		309,000,000	309,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		5,655,000,000	5,655,000,000
	705	EDUCACION SUPERIOR		5,655,000,000	5,655,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		23,433,000,000	23,433,000,000
	700	INTERSUBSECTORIAL EDUCACION		4,481,000,000	4,481,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		8,034,000,000	8,034,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD		10,918,000,000	10,918,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		23,164,000,000	23,164,000,000
	705	EDUCACION SUPERIOR		19,868,000,000	19,868,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		3,296,000,000	3,296,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,133,000,000	1,133,000,000
	705	EDUCACION SUPERIOR		1,133,000,000	1,133,000,000
TOTAL PRESUPUESTO SECCION				102,520,300,000	102,520,300,000

SECCION: 0601

DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD (DAS)

			APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	267,297,890,000		267,297,890,000
TOTAL PRESUPUESTO SECCION			267,297,890,000		267,297,890,000

SECCION: 0602

FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	15,985,000,000	33,989,953,000	49,974,953,000
C.		PRESUPUESTO DE INVERSION		50,842,000,000	50,842,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		10,100,000,000	10,100,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		10,100,000,000	10,100,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		25,442,000,000	25,442,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		25,442,000,000	25,442,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		7,000,000,000	7,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		7,000,000,000	7,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,000,000,000	4,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		4,000,000,000	4,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,300,000,000	4,300,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		4,300,000,000	4,300,000,000
TOTAL PRESUPUESTO SECCION			15,985,000,000	84,831,953,000	100,816,953,000

SECCION: 0901

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE LA ECONOMIA SOLIDARIA - DANSOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,456,041,696		4,456,041,696
C.		PRESUPUESTO DE INVERSION	3,156,000,000		3,156,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	225,000,000		225,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	225,000,000		225,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,080,917,200		2,080,917,200
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	2,080,917,200		2,080,917,200
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	197,230,000		197,230,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	197,230,000		197,230,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	300,000,000		300,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	300,000,000		300,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	352,852,800		352,852,800
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	352,852,800		352,852,800
TOTAL PRESUPUESTO SECCION			7,612,041,696		7,612,041,696

SECCION: 1101

MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	194,851,381,300		194,851,381,300
TOTAL PRESUPUESTO SECCION			194,851,381,300		194,851,381,300

SECCION: 1102

FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	62,344,389,792	109,344,800,000	171,689,189,792
C.		PRESUPUESTO DE INVERSION	3,883,000,000	9,328,000,000	13,211,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	291,650,000	658,350,000	950,000,000
	1002	RELACIONES EXTERIORES	291,650,000	658,350,000	950,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,314,600,000	2,441,400,000	3,756,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,314,600,000	2,441,400,000	3,756,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	157,500,000	292,500,000	450,000,000
	1002	RELACIONES EXTERIORES	157,500,000	292,500,000	450,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	560,000,000	1,040,000,000	1,600,000,000
	1002	RELACIONES EXTERIORES	560,000,000	1,040,000,000	1,600,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,106,000,000	4,054,000,000	5,160,000,000
	1002	RELACIONES EXTERIORES	1,106,000,000	4,054,000,000	5,160,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	453,250,000	841,750,000	1,295,000,000
	1002	RELACIONES EXTERIORES	453,250,000	841,750,000	1,295,000,000
TOTAL PRESUPUESTO SECCION			66,227,389,792	118,672,800,000	184,900,189,792

SECCION: 1301

MINISTERIO DE HACIENDA Y CREDITO PUBLICO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,762,569,643,746		6,762,569,643,746
C.		PRESUPUESTO DE INVERSION	1,508,797,246,509		1,508,797,246,509
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	7,000,000,000		7,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	7,000,000,000		7,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	17,691,501,815		17,691,501,815
	1000	INTERSUBSECTORIAL GOBIERNO	17,691,501,815		17,691,501,815
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	39,768,522,500		39,768,522,500
	1000	INTERSUBSECTORIAL GOBIERNO	39,768,522,500		39,768,522,500
630		TRANSFERENCIAS	1,444,337,222,194		1,444,337,222,194

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	870,837,222,194		870,837,222,194
	1000	INTERSUBSECTORIAL GOBIERNO	573,500,000,000		573,500,000,000
TOTAL PRESUPUESTO SECCION			8,271,366,890,255		8,271,366,890,255

SECCION: 1308

UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,251,984,519		9,251,984,519
C.		PRESUPUESTO DE INVERSION	3,697,000,000		3,697,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,231,000,000		3,231,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,231,000,000		3,231,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	466,000,000		466,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	466,000,000		466,000,000
TOTAL PRESUPUESTO SECCION			12,948,984,519		12,948,984,519

SECCION: 1309

SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		7,847,740,303	7,847,740,303
C.		PRESUPUESTO DE INVERSION		1,611,000,000	1,611,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,082,830,000	1,082,830,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,082,830,000	1,082,830,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		38,170,000	38,170,000
	1000	INTERSUBSECTORIAL GOBIERNO		38,170,000	38,170,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		490,000,000	490,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		490,000,000	490,000,000
TOTAL PRESUPUESTO SECCION				9,458,740,303	9,458,740,303

SECCION: 1310

UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	364,172,150,702	40,594,700,000	404,766,850,702

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	287,075,717,798		287,075,717,798
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	287,075,717,798		287,075,717,798
	1000	INTERSUBSECTORIAL GOBIERNO	287,075,717,798		287,075,717,798
TOTAL PRESUPUESTO SECCION			651,247,868,500	40,594,700,000	691,842,568,500

SECCION: 1312

UNIDAD DE INFORMACION Y ANALISIS FINANCIERO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,283,611,231		6,283,611,231
TOTAL PRESUPUESTO SECCION			6,283,611,231		6,283,611,231

SECCION: 1313

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,500,000,000	123,273,787,171	127,773,787,171
C.		PRESUPUESTO DE INVERSION		10,910,000,000	10,910,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,531,541,000	1,531,541,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,531,541,000	1,531,541,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		8,066,670,000	8,066,670,000
	1000	INTERSUBSECTORIAL GOBIERNO		8,066,670,000	8,066,670,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		974,308,000	974,308,000
	1000	INTERSUBSECTORIAL GOBIERNO		974,308,000	974,308,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		242,253,000	242,253,000
	1000	INTERSUBSECTORIAL GOBIERNO		242,253,000	242,253,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO		47,614,000	47,614,000
	1000	INTERSUBSECTORIAL GOBIERNO		47,614,000	47,614,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		47,614,000	47,614,000
	1000	INTERSUBSECTORIAL GOBIERNO		47,614,000	47,614,000
TOTAL PRESUPUESTO SECCION			4,500,000,000	134,183,787,171	138,683,787,171

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1314			
		UNIDAD ADMINISTRATIVA ESPECIAL DE GESTION PENSIONAL Y CONTRIBUCIONES PARAFISCALES DE LA PROTECCION SOCIAL - UGPP			
A.		PRESUPUESTO DE FUNCIONAMIENTO	23,933,618,001	1,030,000,000	24,963,618,001
C.		PRESUPUESTO DE INVERSION	5,000,000,000		5,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	500,000,000		500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,500,000,000		4,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,500,000,000		4,500,000,000
TOTAL PRESUPUESTO SECCION			28,933,618,001	1,030,000,000	29,963,618,001
		SECCION: 1401			
		SERVICIO DE LA DEUDA PUBLICA NACIONAL			
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	35,376,562,718,149		35,376,562,718,149
TOTAL PRESUPUESTO SECCION			35,376,562,718,149		35,376,562,718,149
		SECCION: 1501			
		MINISTERIO DE DEFENSA NACIONAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,114,984,172,000		9,114,984,172,000
C.		PRESUPUESTO DE INVERSION	1,186,399,510,800		1,186,399,510,800
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	138,547,650,060		138,547,650,060
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	99,324,000,000		99,324,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	30,280,000,000		30,280,000,000
	607	TRANSPORTE MARITIMO	750,000,000		750,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	1,620,800,000		1,620,800,000
	1400	INTERSUBSECTORIAL VIVIENDA	6,572,850,060		6,572,850,060
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,738,000,000		7,738,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	7,738,000,000		7,738,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	27,367,000,000		27,367,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	7,726,000,000		7,726,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	15,741,000,000		15,741,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1201	ACUEDUCTO Y ALCANTARILLADO	3,900,000,000		3,900,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	593,514,694,741		593,514,694,741
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	423,367,000,000		423,367,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	151,147,694,741		151,147,694,741
	102	DEFENSA Y SEGURIDAD EXTERNA	5,000,000,000		5,000,000,000
	300	INTERSUBSECTORIAL SALUD	14,000,000,000		14,000,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	405,592,965,999		405,592,965,999
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	309,389,965,999		309,389,965,999
	101	DEFENSA Y SEGURIDAD INTERNA	96,203,000,000		96,203,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	5,900,000,000		5,900,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,900,000,000		3,900,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	2,000,000,000		2,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	4,300,000,000		4,300,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	4,300,000,000		4,300,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	939,200,000		939,200,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	939,200,000		939,200,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	2,500,000,000		2,500,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	2,500,000,000		2,500,000,000
TOTAL PRESUPUESTO SECCION			10,301,383,682,800		10,301,383,682,800

SECCION: 1503

CAJA DE RETIRO DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,422,313,696,005	172,233,169,012	1,594,546,865,017
C.		PRESUPUESTO DE INVERSION		5,758,758,382	5,758,758,382
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,181,512,333	5,181,512,333
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		5,181,512,333	5,181,512,333
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		577,246,049	577,246,049

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		577,246,049	577,246,049
TOTAL PRESUPUESTO SECCION			1,422,313,696,005	177,991,927,394	1,600,305,623,399

SECCION: 1507

INSTITUTO CASAS FISCALES DEL EJERCITO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		19,450,126,180	19,450,126,180
C.		PRESUPUESTO DE INVERSION		14,131,000,000	14,131,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		10,586,000,000	10,586,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		10,412,000,000	10,412,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		174,000,000	174,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,545,000,000	3,545,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		3,545,000,000	3,545,000,000
TOTAL PRESUPUESTO SECCION				33,581,126,180	33,581,126,180

SECCION: 1508

DEFENSA CIVIL COLOMBIANA, GUILLERMO LEON VALENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	17,255,645,000	2,719,200,000	19,974,845,000
C.		PRESUPUESTO DE INVERSION	645,000,000	1,000,000,000	1,645,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	200,000,000		200,000,000
	103	DEFENSA CIVIL	200,000,000		200,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	200,000,000	1,000,000,000	1,200,000,000
	103	DEFENSA CIVIL	200,000,000	1,000,000,000	1,200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	245,000,000		245,000,000
	103	DEFENSA CIVIL	245,000,000		245,000,000
TOTAL PRESUPUESTO SECCION			17,900,645,000	3,719,200,000	21,619,845,000

SECCION: 1510

CLUB MILITAR DE OFICIALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		30,329,450,000	30,329,450,000
C.		PRESUPUESTO DE INVERSION		5,680,000,000	5,680,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		4,219,000,000	4,219,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		4,219,000,000	4,219,000,000
640		INVERSIONES Y APORTES FINANCIEROS		1,461,000,000	1,461,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,461,000,000	1,461,000,000
TOTAL PRESUPUESTO SECCION				36,009,450,000	36,009,450,000

SECCION: 1511

CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,763,923,163,945	160,950,112,624	1,924,873,276,569
C.		PRESUPUESTO DE INVERSION		1,785,700,000	1,785,700,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		1,785,700,000	1,785,700,000
	101	DEFENSA Y SEGURIDAD INTERNA		1,785,700,000	1,785,700,000
TOTAL PRESUPUESTO SECCION			1,763,923,163,945	162,735,812,624	1,926,658,976,569

SECCION: 1512

FONDO ROTATORIO DE LA POLICIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		290,314,662,000	290,314,662,000
C.		PRESUPUESTO DE INVERSION		17,000,000,000	17,000,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		17,000,000,000	17,000,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		17,000,000,000	17,000,000,000
TOTAL PRESUPUESTO SECCION				307,314,662,000	307,314,662,000

SECCION: 1516

SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		8,037,004,186	8,037,004,186
C.		PRESUPUESTO DE INVERSION		6,000,000,000	6,000,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,500,000,000	1,500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,500,000,000	1,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,300,000,000	2,300,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,300,000,000	2,300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		500,000,000	500,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		500,000,000	500,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,700,000,000	1,700,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,700,000,000	1,700,000,000
TOTAL PRESUPUESTO SECCION				14,037,004,186	14,037,004,186

SECCION: 1519

HOSPITAL MILITAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	18,608,770,000	173,659,023,000	192,267,793,000
C.		PRESUPUESTO DE INVERSION	8,130,000,000		8,130,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,000,000,000		4,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	4,000,000,000		4,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	500,000,000		500,000,000
	304	SERVICIOS INTEGRALES DE SALUD	500,000,000		500,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,000,000,000		1,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,130,000,000		1,130,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	500,000,000		500,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	630,000,000		630,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,500,000,000		1,500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,500,000,000		1,500,000,000
TOTAL PRESUPUESTO SECCION			26,738,770,000	173,659,023,000	200,397,793,000

SECCION: 1520

AGENCIA LOGISTICA DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		874,162,493,889	874,162,493,889
C.		PRESUPUESTO DE INVERSION		15,100,000,000	15,100,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		500,000,000	500,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		500,000,000	500,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		10,000,000,000	10,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		10,000,000,000	10,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		2,000,000,000	2,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,000,000,000	2,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		2,600,000,000	2,600,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,600,000,000	2,600,000,000
TOTAL PRESUPUESTO SECCION				889,262,493,889	889,262,493,889

SECCION: 1601

POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	5,855,128,768,565		5,855,128,768,565
C.		PRESUPUESTO DE INVERSION	204,826,489,200		204,826,489,200
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	88,431,675,315		88,431,675,315
	101	DEFENSA Y SEGURIDAD INTERNA	88,431,675,315		88,431,675,315
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	700,000,000		700,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	700,000,000		700,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	115,694,813,885		115,694,813,885
	101	DEFENSA Y SEGURIDAD INTERNA	111,000,000,000		111,000,000,000
	300	INTERSUBSECTORIAL SALUD	4,694,813,885		4,694,813,885
TOTAL PRESUPUESTO SECCION			6,059,955,257,765		6,059,955,257,765

SECCION: 1701

MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	166,725,500,000		166,725,500,000
C.		PRESUPUESTO DE INVERSION	952,004,803,000		952,004,803,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	4,000,000,000		4,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,000,000,000		4,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,500,000,000		3,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3,500,000,000		3,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	39,000,000,000		39,000,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1100	INTERSUBSECTORIAL AGROPECUARIO	39,000,000,000		39,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	13,000,000,000		13,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	13,000,000,000		13,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	58,500,000,000		58,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	58,500,000,000		58,500,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	16,000,000,000		16,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	16,000,000,000		16,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	561,500,000,000		561,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	510,000,000,000		510,000,000,000
	1104	PESCA Y ACUICULTURA	1,500,000,000		1,500,000,000
	1106	COMERCIALIZACION	50,000,000,000		50,000,000,000
610		CREDITOS	95,000,000,000		95,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	95,000,000,000		95,000,000,000
620		SUBSIDIOS DIRECTOS	153,504,803,000		153,504,803,000
	1401	SOLUCIONES DE VIVIENDA RURAL	153,504,803,000		153,504,803,000
630		TRANSFERENCIAS	8,000,000,000		8,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	8,000,000,000		8,000,000,000
TOTAL PRESUPUESTO SECCION			1,118,730,303,000		1,118,730,303,000

SECCION: 1702

INSTITUTO COLOMBIANO AGROPECUARIO (ICA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	55,859,700,000	2,849,900,000	58,709,600,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	270,000,000		270,000,000
C.		PRESUPUESTO DE INVERSION	31,215,700,000	38,284,300,000	69,500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,500,000,000	3,000,000,000	4,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	1,500,000,000	3,000,000,000	4,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	29,715,700,000	35,284,300,000	65,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	29,715,700,000	35,284,300,000	65,000,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			87,345,400,000	41,134,200,000	128,479,600,000

SECCION: 1713

INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	48,547,100,000	5,090,200,000	53,637,300,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	54,400,000		54,400,000
C.		PRESUPUESTO DE INVERSION	367,832,089,593	16,916,340,000	384,748,429,593
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	141,347,000,000	13,629,740,000	154,976,740,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	141,347,000,000	13,629,740,000	154,976,740,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	78,500,000,000		78,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	12,000,000,000		12,000,000,000
	1107	TENENCIA DE LA TIERRA	66,500,000,000		66,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,485,089,593	786,260,000	11,271,349,593
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	10,485,089,593	786,260,000	11,271,349,593
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	10,000,000,000		10,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	10,000,000,000		10,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	7,500,000,000	2,500,340,000	10,000,340,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3,500,000,000		3,500,000,000
	1104	PESCA Y ACUICULTURA	4,000,000,000	2,500,340,000	6,500,340,000
620		SUBSIDIOS DIRECTOS	120,000,000,000		120,000,000,000
	1107	TENENCIA DE LA TIERRA	120,000,000,000		120,000,000,000
TOTAL PRESUPUESTO SECCION			416,433,589,593	22,006,540,000	438,440,129,593

SECCION: 2101

MINISTERIO DE MINAS Y ENERGIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	42,986,700,000		42,986,700,000
C.		PRESUPUESTO DE INVERSION	1,456,393,000,000		1,456,393,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	1,500,000,000		1,500,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,500,000,000		1,500,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,142,000,000		1,142,000,000
	504	DISTRIBUCION ELECTRICA	1,142,000,000		1,142,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,050,000,000		1,050,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,050,000,000		1,050,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,921,000,000		4,921,000,000
	207	MINERIA	2,000,000,000		2,000,000,000
	500	INTERSUBSECTORIAL ENERGIA	2,921,000,000		2,921,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	6,032,000,000		6,032,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	3,000,000,000		3,000,000,000
	207	MINERIA	2,532,000,000		2,532,000,000
	501	GENERACION ELECTRICA	500,000,000		500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	6,044,000,000		6,044,000,000
	500	INTERSUBSECTORIAL ENERGIA	3,000,000,000		3,000,000,000
	501	GENERACION ELECTRICA	3,044,000,000		3,044,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	1,860,000,000		1,860,000,000
	207	MINERIA	1,860,000,000		1,860,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,300,000,000		1,300,000,000
	1301	REGLAMENTACION DEL TRABAJO	700,000,000		700,000,000
	1502	PARTICIPACION COMUNITARIA	600,000,000		600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,800,000,000		2,800,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,700,000,000		1,700,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	1,100,000,000		1,100,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	4,200,000,000		4,200,000,000
	500	INTERSUBSECTORIAL ENERGIA	4,200,000,000		4,200,000,000
620		SUBSIDIOS DIRECTOS	937,361,000,000		937,361,000,000
	500	INTERSUBSECTORIAL ENERGIA	904,361,000,000		904,361,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	33,000,000,000		33,000,000,000
630		TRANSFERENCIAS	488,183,000,000		488,183,000,000
	500	INTERSUBSECTORIAL ENERGIA	488,183,000,000		488,183,000,000
TOTAL PRESUPUESTO SECCION			1,499,379,700,000		1,499,379,700,000

SECCION: 2103

INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		33,412,100,000	33,412,100,000
C.		PRESUPUESTO DE INVERSION	6,000,000,000	99,100,100,000	105,100,100,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	6,000,000,000		6,000,000,000
	207	MINERIA	6,000,000,000		6,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		83,871,100,000	83,871,100,000
	207	MINERIA		82,771,100,000	82,771,100,000
	903	MITIGACION		1,100,000,000	1,100,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		6,200,000,000	6,200,000,000
	207	MINERIA		6,200,000,000	6,200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		9,029,000,000	9,029,000,000
	207	MINERIA		9,029,000,000	9,029,000,000
TOTAL PRESUPUESTO SECCION			6,000,000,000	132,512,200,000	138,512,200,000

SECCION: 2109

UNIDAD DE PLANEACION MINERO ENERGETICA - UPME

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		5,040,600,000	5,040,600,000
C.		PRESUPUESTO DE INVERSION		18,095,800,000	18,095,800,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		7,105,800,000	7,105,800,000
	500	INTERSUBSECTORIAL ENERGIA		7,105,800,000	7,105,800,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		2,050,000,000	2,050,000,000
	500	INTERSUBSECTORIAL ENERGIA		2,050,000,000	2,050,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,800,000,000	1,800,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	207	MINERIA		1,800,000,000	1,800,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		7,140,000,000	7,140,000,000
	500	INTERSUBSECTORIAL ENERGIA		5,040,000,000	5,040,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,100,000,000	2,100,000,000
TOTAL PRESUPUESTO SECCION				23,136,400,000	23,136,400,000

SECCION: 2110

INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	11,058,800,000	13,023,200,000	24,082,000,000
C.		PRESUPUESTO DE INVERSION		25,150,000,000	25,150,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		8,000,000,000	8,000,000,000
	500	INTERSUBSECTORIAL ENERGIA		8,000,000,000	8,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		17,150,000,000	17,150,000,000
	500	INTERSUBSECTORIAL ENERGIA		17,150,000,000	17,150,000,000
TOTAL PRESUPUESTO SECCION			11,058,800,000	38,173,200,000	49,232,000,000

SECCION: 2111

AGENCIA NACIONAL DE HIDROCARBUROS - ANH

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		633,912,300,000	633,912,300,000
C.		PRESUPUESTO DE INVERSION		390,000,000,000	390,000,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		15,000,000,000	15,000,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		15,000,000,000	15,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		7,500,000,000	7,500,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		7,500,000,000	7,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		5,000,000,000	5,000,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		5,000,000,000	5,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		362,500,000,000	362,500,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		362,500,000,000	362,500,000,000
TOTAL PRESUPUESTO SECCION				1,023,912,300,000	1,023,912,300,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 2201

MINISTERIO DE EDUCACION NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	20,278,713,001,176		20,278,713,001,176
C.		PRESUPUESTO DE INVERSION	933,995,283,073		933,995,283,073
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	114,488,833,348		114,488,833,348
	700	INTERSUBSECTORIAL EDUCACION	114,488,833,348		114,488,833,348
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	107,000,000,000		107,000,000,000
	703	EDUCACION SECUNDARIA	107,000,000,000		107,000,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	557,409,099		557,409,099
	700	INTERSUBSECTORIAL EDUCACION	557,409,099		557,409,099
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	120,716,469,136		120,716,469,136
	700	INTERSUBSECTORIAL EDUCACION	70,727,159,951		70,727,159,951
	705	EDUCACION SUPERIOR	41,163,082,119		41,163,082,119
	706	EDUCACION DE ADULTOS	8,826,227,066		8,826,227,066
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	26,608,946,842		26,608,946,842
	700	INTERSUBSECTORIAL EDUCACION	26,608,946,842		26,608,946,842
610		CREDITOS	2,225,960,609		2,225,960,609
	705	EDUCACION SUPERIOR	2,225,960,609		2,225,960,609
620		SUBSIDIOS DIRECTOS	367,689,204,348		367,689,204,348
	701	EDUCACION PREESCOLAR	234,231,969,406		234,231,969,406
	703	EDUCACION SECUNDARIA	29,515,881,302		29,515,881,302
	705	EDUCACION SUPERIOR	103,941,353,640		103,941,353,640
630		TRANSFERENCIAS	90,306,741,438		90,306,741,438
	705	EDUCACION SUPERIOR	90,306,741,438		90,306,741,438
640		INVERSIONES Y APORTES FINANCIEROS	104,401,718,253		104,401,718,253
	705	EDUCACION SUPERIOR	104,401,718,253		104,401,718,253
TOTAL PRESUPUESTO SECCION			21,212,708,284,249		21,212,708,284,249

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2209			
		INSTITUTO NACIONAL PARA SORDOS (INSOR)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	2,496,149,276	54,455,045	2,550,604,321
C.		**PRESUPUESTO DE INVERSION**	725,560,000	250,000,000	975,560,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000		50,000,000
	707	EDUCACION ESPECIAL	50,000,000		50,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	318,089,000	120,000,000	438,089,000
	707	EDUCACION ESPECIAL	318,089,000	120,000,000	438,089,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	203,721,000	130,000,000	333,721,000
	707	EDUCACION ESPECIAL	203,721,000	130,000,000	333,721,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	153,750,000		153,750,000
	700	INTERSUBSECTORIAL EDUCACION	153,750,000		153,750,000
TOTAL PRESUPUESTO SECCION			3,221,709,276	304,455,045	3,526,164,321
		SECCION: 2210			
		INSTITUTO NACIONAL PARA CIEGOS (INCI)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	3,632,032,684	84,201,806	3,716,234,490
C.		**PRESUPUESTO DE INVERSION**	675,560,000	509,138,186	1,184,698,186
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	40,000,000	80,000,000	120,000,000
	707	EDUCACION ESPECIAL	40,000,000	80,000,000	120,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	635,560,000	429,138,186	1,064,698,186
	707	EDUCACION ESPECIAL	635,560,000	429,138,186	1,064,698,186
TOTAL PRESUPUESTO SECCION			4,307,592,684	593,339,992	4,900,932,676
		SECCION: 2234			
		INSTITUTO TECNICO CENTRAL			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	6,789,417,304	3,401,535,384	10,190,952,688
C.		**PRESUPUESTO DE INVERSION**	400,000,000	3,600,000,000	4,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	400,000,000	1,250,000,000	1,650,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	700	INTERSUBSECTORIAL EDUCACION	400,000,000	1,250,000,000	1,650,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		2,100,000,000	2,100,000,000
	700	INTERSUBSECTORIAL EDUCACION		2,100,000,000	2,100,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		250,000,000	250,000,000
	700	INTERSUBSECTORIAL EDUCACION		250,000,000	250,000,000
TOTAL PRESUPUESTO SECCION			7,189,417,304	7,001,535,384	14,190,952,688

SECCION: 2238

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	913,277,988	339,400,000	1,252,677,988
C.		PRESUPUESTO DE INVERSION	50,000,000	30,000,000	80,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000	30,000,000	80,000,000
	705	EDUCACION SUPERIOR	50,000,000	30,000,000	80,000,000
TOTAL PRESUPUESTO SECCION			963,277,988	369,400,000	1,332,677,988

SECCION: 2239

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,733,783,732	585,679,422	2,319,463,154
TOTAL PRESUPUESTO SECCION			1,733,783,732	585,679,422	2,319,463,154

SECCION: 2241

INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,545,525,917	1,587,399,309	6,132,925,226
C.		PRESUPUESTO DE INVERSION	50,000,000	200,000,000	250,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	50,000,000	200,000,000	250,000,000
	705	EDUCACION SUPERIOR	50,000,000	200,000,000	250,000,000
TOTAL PRESUPUESTO SECCION			4,595,525,917	1,787,399,309	6,382,925,226

SECCION: 2242

INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,295,974,749	932,770,857	3,228,745,606

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			2,295,974,749	932,770,857	3,228,745,606

SECCION: 2301

MINISTERIO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	110,036,500,000		110,036,500,000
C.		PRESUPUESTO DE INVERSION	9,418,100,000		9,418,100,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	3,386,100,000		3,386,100,000
	400	INTERSUBSECTORIAL COMUNICACIONES	3,386,100,000		3,386,100,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	400,000,000		400,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	400,000,000		400,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,632,000,000		5,632,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	5,632,000,000		5,632,000,000
TOTAL PRESUPUESTO SECCION			119,454,600,000		119,454,600,000

SECCION: 2306

FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		286,776,600,000	286,776,600,000
C.		PRESUPUESTO DE INVERSION	8,000,000,000	740,637,600,000	748,637,600,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		7,000,000,000	7,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		7,000,000,000	7,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		4,000,000,000	4,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		4,000,000,000	4,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,000,000,000	1,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		1,000,000,000	1,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		635,861,000,000	635,861,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		635,861,000,000	635,861,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	8,000,000,000	60,700,000,000	68,700,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	8,000,000,000	60,700,000,000	68,700,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		9,730,600,000	9,730,600,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	400	INTERSUBSECTORIAL COMUNICACIONES		9,730,600,000	9,730,600,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		663,000,000	663,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		663,000,000	663,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		21,233,000,000	21,233,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		6,500,000,000	6,500,000,000
	401	CORREO		14,733,000,000	14,733,000,000
630		TRANSFERENCIAS		450,000,000	450,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		450,000,000	450,000,000
TOTAL PRESUPUESTO SECCION			8,000,000,000	1,027,414,200,000	1,035,414,200,000

SECCION: 2307

COMISION NACIONAL DE TELEVISION

			APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		123,170,284,000	123,170,284,000
TOTAL PRESUPUESTO SECCION				123,170,284,000	123,170,284,000

SECCION: 2401

MINISTERIO DE TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	78,027,900,000		78,027,900,000
C.		PRESUPUESTO DE INVERSION	223,064,000,000		223,064,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	400,000,000		400,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	400,000,000		400,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	250,000,000		250,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	250,000,000		250,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,044,000,000		4,044,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	4,044,000,000		4,044,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,370,000,000		4,370,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	4,370,000,000		4,370,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	4,200,000,000		4,200,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	4,200,000,000		4,200,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	200,000,000		200,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	200,000,000		200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	88,600,000,000		88,600,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	87,400,000,000		87,400,000,000
	604	RED URBANA	1,200,000,000		1,200,000,000
630		TRANSFERENCIAS	121,000,000,000		121,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	59,000,000,000		59,000,000,000
	604	RED URBANA	25,000,000,000		25,000,000,000
	606	TRANSPORTE FLUVIAL	37,000,000,000		37,000,000,000
TOTAL PRESUPUESTO SECCION			301,091,900,000		301,091,900,000

SECCION: 2402

INSTITUTO NACIONAL DE VIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	111,814,700,000	20,631,300,000	132,446,000,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	64,650,740,000		64,650,740,000
C.		PRESUPUESTO DE INVERSION	1,699,421,000,000	313,152,647,678	2,012,573,647,678
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	585,257,525,786	14,300,000,000	599,557,525,786
	600	INTERSUBSECTORIAL TRANSPORTE	321,127,000,000	14,300,000,000	335,427,000,000
	601	RED TRONCAL NACIONAL	262,830,525,786		262,830,525,786
	603	CAMINOS VECINALES	500,000,000		500,000,000
	606	TRANSPORTE FLUVIAL	800,000,000		800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,020,663,474,214	237,963,834,147	1,258,627,308,361
	600	INTERSUBSECTORIAL TRANSPORTE	784,363,474,214	58,100,000,000	842,463,474,214
	601	RED TRONCAL NACIONAL	223,300,000,000	88,338,606,833	311,638,606,833
	603	CAMINOS VECINALES	1,000,000,000		1,000,000,000
	605	TRANSPORTE FERREO	1,000,000,000	100,000,000	1,100,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	606	TRANSPORTE FLUVIAL	11.000,000,000		11,000,000,000
	607	TRANSPORTE MARITIMO		91,425,227,314	91,425,227,314
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	3,000,000,000	1,062,722,461	4,062,722,461
	600	INTERSUBSECTORIAL TRANSPORTE	3,000,000,000	1,062,722,461	4,062,722,461
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	2,500,000,000	500,000,000	3,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	2,500,000,000	500,000,000	3,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	10,500,000,000	8,000,000,000	18,500,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	10,500,000,000	8,000,000,000	18,500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		3,700,000,000	3,700,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		3,700,000,000	3,700,000,000
420		ESTUDIOS DE PREINVERSION	70,000,000,000	651,168,131	70,651,168,131
	600	INTERSUBSECTORIAL TRANSPORTE	70,000,000,000	651,168,131	70,651,168,131
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	300,000,000		300,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	300,000,000		300,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		605,000,000	605,000,000
	700	INTERSUBSECTORIAL EDUCACION		605,000,000	605,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	7,200,000,000	46,369,922,939	53,569,922,939
	600	INTERSUBSECTORIAL TRANSPORTE	7,200,000,000	46,369,922,939	53,569,922,939
TOTAL PRESUPUESTO SECCION			1,875,886,440,000	333,783,947,678	2,209,670,387,678

SECCION: 2412

UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		215,487,000,000	215,487,000,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA		1,700,200,000	1,700,200,000
C.		PRESUPUESTO DE INVERSION	28,278,000,000	211,444,000,000	239,722,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	15,000,000,000	19,824,000,000	34,824,000,000
	608	TRANSPORTE AEREO	15,000,000,000	19,824,000,000	34,824,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,307,000,000	5,307,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	608	TRANSPORTE AEREO		5,307,000,000	5,307,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		46,561,000,000	46,561,000,000
	608	TRANSPORTE AEREO		46,561,000,000	46,561,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	278,000,000	1,279,900,000	1,557,900,000
	608	TRANSPORTE AEREO	278,000,000	1,279,900,000	1,557,900,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	13,000,000,000	101,057,600,000	114,057,600,000
	608	TRANSPORTE AEREO	13,000,000,000	101,057,600,000	114,057,600,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		22,414,500,000	22,414,500,000
	608	TRANSPORTE AEREO		22,414,500,000	22,414,500,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		2,000,000,000	2,000,000,000
	608	TRANSPORTE AEREO		2,000,000,000	2,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		1,700,000,000	1,700,000,000
	608	TRANSPORTE AEREO		1,700,000,000	1,700,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		11,300,000,000	11,300,000,000
	608	TRANSPORTE AEREO		11,300,000,000	11,300,000,000
TOTAL PRESUPUESTO SECCION			28,278,000,000	428,631,200,000	456,909,200,000

SECCION: 2413

INSTITUTO NACIONAL DE CONCESIONES - INCO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,337,300,000	11,810,000,000	13,147,300,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA	293,266,000,000		293,266,000,000
C.		PRESUPUESTO DE INVERSION	2,277,821,000,000	165,728,601,008	2,443,549,601,008
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,626,166,100,000	137,252,328,806	1,763,418,428,806
	600	INTERSUBSECTORIAL TRANSPORTE	1,012,136,100,000		1,012,136,100,000
	601	RED TRONCAL NACIONAL	614,030,000,000	30,120,000,000	644,150,000,000
	605	TRANSPORTE FERREO		107,132,328,806	107,132,328,806
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	651,654,900,000	28,476,272,202	680,131,172,202

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	651,654,900,000	28,476,272,202	680,131,172,202
TOTAL PRESUPUESTO SECCION			2,572,424,300,000	177,538,601,008	2,749,962,901,008

SECCION: 2501

PROCURADURIA GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	339,981,934,864		339,981,934,864
C.		PRESUPUESTO DE INVERSION	30,924,000,000		30,924,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,000,000,000		7,000,000,000
	803	ADMINISTRACION DE JUSTICIA	7,000,000,000		7,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,500,000,000		1,500,000,000
	803	ADMINISTRACION DE JUSTICIA	1,500,000,000		1,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,700,000,000		4,700,000,000
	800	INTERSUBSECTORIAL JUSTICIA	4,700,000,000		4,700,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,100,000,000		2,100,000,000
	803	ADMINISTRACION DE JUSTICIA	2,100,000,000		2,100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	700,000,000		700,000,000
	800	INTERSUBSECTORIAL JUSTICIA	700,000,000		700,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	13,024,000,000		13,024,000,000
	800	INTERSUBSECTORIAL JUSTICIA	13,024,000,000		13,024,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,900,000,000		1,900,000,000
	800	INTERSUBSECTORIAL JUSTICIA	1,300,000,000		1,300,000,000
	803	ADMINISTRACION DE JUSTICIA	600,000,000		600,000,000
TOTAL PRESUPUESTO SECCION			370,905,934,864		370,905,934,864

SECCION: 2502

DEFENSORIA DEL PUEBLO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	226,307,672,757		226,307,672,757
C.		PRESUPUESTO DE INVERSION	9,786,000,000		9,786,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,500,000,000		2,500,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	800	INTERSUBSECTORIAL JUSTICIA	2,500,000,000		2,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	3,050,000,000		3,050,000,000
	800	INTERSUBSECTORIAL JUSTICIA	250,000,000		250,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	2,800,000,000		2,800,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	486,000,000		486,000,000
	800	INTERSUBSECTORIAL JUSTICIA	250,000,000		250,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	236,000,000		236,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,150,000,000		1,150,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	1,150,000,000		1,150,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,600,000,000		2,600,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	2,600,000,000		2,600,000,000
TOTAL PRESUPUESTO SECCION			236,093,672,757		236,093,672,757

SECCION: 2601

CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	277,885,924,570		277,885,924,570
C.		PRESUPUESTO DE INVERSION	43,500,000,000		43,500,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	790,000,000		790,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	790,000,000		790,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	4,300,000,000		4,300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,300,000,000		4,300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	10,926,700,000		10,926,700,000
	1000	INTERSUBSECTORIAL GOBIERNO	10,926,700,000		10,926,700,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,369,300,000		2,369,300,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,369,300,000		2,369,300,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,421,000,000		1,421,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	1,421,000,000		1,421,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	23,693,000,000		23,693,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	23,693,000,000		23,693,000,000
TOTAL PRESUPUESTO SECCION			321,385,924,570		321,385,924,570

SECCION: 2601

FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	24,904,169,635	25,431,882,887	50,336,052,522
C.		PRESUPUESTO DE INVERSION		5,463,000,000	5,463,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,463,000,000	5,463,000,000
	700	INTERSUBSECTORIAL EDUCACION		5,463,000,000	5,463,000,000
TOTAL PRESUPUESTO SECCION			24,904,169,635	30,894,882,887	55,799,052,522

SECCION: 2701

RAMA JUDICIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,879,217,267,547		1,879,217,267,547
C.		PRESUPUESTO DE INVERSION	230,441,737,145		230,441,737,145
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	60,973,703,000		60,973,703,000
	803	ADMINISTRACION DE JUSTICIA	60,973,703,000		60,973,703,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	20,606,377,777		20,606,377,777
	803	ADMINISTRACION DE JUSTICIA	20,606,377,777		20,606,377,777
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	45,400,000,000		45,400,000,000
	803	ADMINISTRACION DE JUSTICIA	45,400,000,000		45,400,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	70,287,163,652		70,287,163,652
	803	ADMINISTRACION DE JUSTICIA	70,287,163,652		70,287,163,652
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	14,502,154,696		14,502,154,696
	803	ADMINISTRACION DE JUSTICIA	14,502,154,696		14,502,154,696
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	250,493,064		250,493,064
	803	ADMINISTRACION DE JUSTICIA	250,493,064		250,493,064

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,337,203,792		2,337,203,792
	803	ADMINISTRACION DE JUSTICIA	2,337,203,792		2,337,203,792
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	16,084,641,164		16,084,641,164
	1000	INTERSUBSECTORIAL GOBIERNO	16,084,641,164		16,084,641,164
TOTAL PRESUPUESTO SECCION			2,109,659,004,692		2,109,659,004,692

SECCION: 2801

REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	395,327,779,186		395,327,779,186
C.		PRESUPUESTO DE INVERSION	44,568,103,000		44,568,103,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,971,103,000		1,971,103,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,971,103,000		1,971,103,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	37,041,000,000		37,041,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	37,041,000,000		37,041,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,556,000,000		4,556,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,556,000,000		4,556,000,000
TOTAL PRESUPUESTO SECCION			439,895,882,186		439,895,882,186

SECCION: 2802

FONDO ROTATORIO DE LA REGISTRADURIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		16,273,603,244	16,273,603,244
C.		PRESUPUESTO DE INVERSION		25,472,150,113	25,472,150,113
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		3,466,000,000	3,466,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		3,466,000,000	3,466,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		15,579,161,181	15,579,161,181
	1000	INTERSUBSECTORIAL GOBIERNO		15,579,161,181	15,579,161,181

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		859,000,000	859,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		859,000,000	859,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		2,000,000,000	2,000,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES		2,000,000,000	2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		3,567,988,932	3,567,988,932
	1000	INTERSUBSECTORIAL GOBIERNO		3,567,988,932	3,567,988,932
TOTAL PRESUPUESTO SECCION				41,745,753,357	41,745,753,357

SECCION: 2803

FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,440,046,688	7,374,200,000	9,814,246,688
TOTAL PRESUPUESTO SECCION			2,440,046,688	7,374,200,000	9,814,246,688

SECCION: 2901

FISCALIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,442,883,286,519		1,442,883,286,519
C.		PRESUPUESTO DE INVERSION	97,988,000,000		97,988,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	18,488,000,000		18,488,000,000
	803	ADMINISTRACION DE JUSTICIA	18,488,000,000		18,488,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	6,000,000,000		6,000,000,000
	803	ADMINISTRACION DE JUSTICIA	6,000,000,000		6,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	39,000,000,000		39,000,000,000
	803	ADMINISTRACION DE JUSTICIA	39,000,000,000		39,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	13,450,000,000		13,450,000,000
	803	ADMINISTRACION DE JUSTICIA	13,450,000,000		13,450,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	15,700,000,000		15,700,000,000
	803	ADMINISTRACION DE JUSTICIA	15,700,000,000		15,700,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,000,000,000		4,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	803	ADMINISTRACION DE JUSTICIA	4,000,000,000		4,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,350,000,000		1,350,000,000
	803	ADMINISTRACION DE JUSTICIA	1,350,000,000		1,350,000,000
TOTAL PRESUPUESTO SECCION			1,540,871,286,519		1,540,871,286,519

SECCION: 2902

INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	107,676,974,941	1,207,619,169	108,884,594,110
C.		PRESUPUESTO DE INVERSION	25,000,000,000		25,000,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,800,000,000		3,800,000,000
	803	ADMINISTRACION DE JUSTICIA	3,800,000,000		3,800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,950,000,000		2,950,000,000
	803	ADMINISTRACION DE JUSTICIA	2,950,000,000		2,950,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	11,330,000,000		11,330,000,000
	803	ADMINISTRACION DE JUSTICIA	11,330,000,000		11,330,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,300,000,000		2,300,000,000
	803	ADMINISTRACION DE JUSTICIA	2,300,000,000		2,300,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	200,000,000		200,000,000
	803	ADMINISTRACION DE JUSTICIA	200,000,000		200,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,200,000,000		1,200,000,000
	803	ADMINISTRACION DE JUSTICIA	1,200,000,000		1,200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,600,000,000		2,600,000,000
	803	ADMINISTRACION DE JUSTICIA	2,600,000,000		2,600,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	620,000,000		620,000,000
	803	ADMINISTRACION DE JUSTICIA	620,000,000		620,000,000
TOTAL PRESUPUESTO SECCION			132,676,974,941	1,207,619,169	133,884,594,110

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3201			
		MINISTERIO DE AMBIENTE, VIVIENDA Y DESARROLLO TERRITORIAL			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	1,346,694,635,425		1,346,694,635,425
C.		**PRESUPUESTO DE INVERSION**	327,960,000,000		327,960,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	11,507,000,000		11,507,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	9,124,000,000		9,124,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	2,383,000,000		2,383,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,660,000,000		10,660,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	9,160,000,000		9,160,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	1,500,000,000		1,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	809,462,860		809,462,860
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	800,000,000		800,000,000
	901	CONSERVACION	9,462,860		9,462,860
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	836,000,000		836,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	836,000,000		836,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	10,904,000,000		10,904,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	7,054,000,000		7,054,000,000
	901	CONSERVACION	2,100,000,000		2,100,000,000
	902	MANEJO	1,750,000,000		1,750,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	600,000,000		600,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	600,000,000		600,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	10,600,000,000		10,600,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,050,000,000		1,050,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	9,550,000,000		9,550,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	69,361,287,140		69,361,287,140
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	31,334,259,223		31,334,259,223
	901	CONSERVACION	4,811,277,917		4,811,277,917

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	400,000,000		400,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	20,448,000,000		20,448,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	4,367,750,000		4,367,750,000
	1402	SOLUCIONES DE VIVIENDA URBANA	8,000,000,000		8,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	3,480,000,000		3,480,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	3,480,000,000		3,480,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	532,000,000		532,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	532,000,000		532,000,000
630		TRANSFERENCIAS	27,000,000,000		27,000,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	27,000,000,000		27,000,000,000
640		INVERSIONES Y APORTES FINANCIEROS	340,000,000		340,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	340,000,000		340,000,000
670		APOYO	181,330,250,000		181,330,250,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	177,330,250,000		177,330,250,000
	1201	ACUEDUCTO Y ALCANTARILLADO	4,000,000,000		4,000,000,000
TOTAL PRESUPUESTO SECCION			1,674,654,635,425		1,674,654,635,425

SECCION: 3202

INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	33,625,600,000		33,625,600,000
C.		PRESUPUESTO DE INVERSION	5,500,000,000	6,500,000,000	12,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,340,000,000	6,500,000,000	11,840,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	5,340,000,000	6,500,000,000	11,840,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	160,000,000		160,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	160,000,000		160,000,000
TOTAL PRESUPUESTO SECCION			39,125,600,000	6,500,000,000	45,625,600,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3204			
		FONDO NACIONAL AMBIENTAL			
C.		PRESUPUESTO DE INVERSION	3,840,000,000	26,524,000,000	30,364,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,340,000,000		3,340,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	3,340,000,000		3,340,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000	26,524,000,000	27,024,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	500,000,000	25,843,000,000	26,343,000,000
	901	CONSERVACION		681,000,000	681,000,000
TOTAL PRESUPUESTO SECCION			3,840,000,000	26,524,000,000	30,364,000,000
		SECCION: 3208			
		CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,169,000,000		2,169,000,000
TOTAL PRESUPUESTO SECCION			2,169,000,000		2,169,000,000
		SECCION: 3209			
		CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,399,800,000		3,399,800,000
TOTAL PRESUPUESTO SECCION			3,399,800,000		3,399,800,000
		SECCION: 3210			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA - CORPOURABA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,314,900,000		2,314,900,000
C.		PRESUPUESTO DE INVERSION	470,000,000		470,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	470,000,000		470,000,000
	902	MANEJO	470,000,000		470,000,000
TOTAL PRESUPUESTO SECCION			2,784,900,000		2,784,900,000
		SECCION: 3211			
		CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,370,200,000		2,370,200,000
TOTAL PRESUPUESTO SECCION			2,370,200,000		2,370,200,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3212

CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO - CODECHOCO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,369,700,000		1,369,700,000
C.		PRESUPUESTO DE INVERSION	570,000,000		570,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	570,000,000		570,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	570,000,000		570,000,000
TOTAL PRESUPUESTO SECCION			1,939,700,000		1,939,700,000

SECCION: 3214

CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,385,200,000		1,385,200,000
TOTAL PRESUPUESTO SECCION			1,385,200,000		1,385,200,000

SECCION: 3215

CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,709,800,000		1,709,800,000
TOTAL PRESUPUESTO SECCION			1,709,800,000		1,709,800,000

SECCION: 3216

CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,658,900,000		1,658,900,000
TOTAL PRESUPUESTO SECCION			1,658,900,000		1,658,900,000

SECCION: 3217

CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,325,500,000		2,325,500,000
TOTAL PRESUPUESTO SECCION			2,325,500,000		2,325,500,000

SECCION: 3218

CORPORACIÓN AUTÓNOMA REGIONAL DE LA GUAJIRA (CORPOGUAJIRA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,542,800,000		2,542,800,000
TOTAL PRESUPUESTO SECCION			2,542,800,000		2,542,800,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3219
CORPORACION AUTONOMA REGIONAL DEL CESAR (CORPOCESAR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,870,200,000		1,870,200,000
TOTAL PRESUPUESTO SECCION			1,870,200,000		1,870,200,000

SECCION: 3221
CORPORACION AUTONOMA REGIONAL DEL CAUCA (CRC)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,684,000,000		3,684,000,000
TOTAL PRESUPUESTO SECCION			3,684,000,000		3,684,000,000

SECCION: 3222
CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,401,100,000		2,401,100,000
TOTAL PRESUPUESTO SECCION			2,401,100,000		2,401,100,000

SECCION: 3223
CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA - CORPOAMAZONIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,574,600,000		1,574,600,000
C.		PRESUPUESTO DE INVERSION	260,000,000		260,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	260,000,000		260,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	260,000,000		260,000,000
TOTAL PRESUPUESTO SECCION			1,834,600,000		1,834,600,000

SECCION: 3224
CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA - CDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,530,100,000		1,530,100,000
C.		PRESUPUESTO DE INVERSION	500,000,000		500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000		500,000,000
	902	MANEJO	500,000,000		500,000,000
TOTAL PRESUPUESTO SECCION			2,030,100,000		2,030,100,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3226			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA - CORALINA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,500,700,000		1,500,700,000
C.		PRESUPUESTO DE INVERSION	435,000,000		435,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	80,000,000		80,000,000
	902	MANEJO	80,000,000		80,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	90,000,000		90,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	90,000,000		90,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	110,000,000		110,000,000
	902	MANEJO	110,000,000		110,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	155,000,000		155,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
	902	MANEJO	75,000,000		75,000,000
TOTAL PRESUPUESTO SECCION			1,935,700,000		1,935,700,000
		SECCION: 3227			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA - CORMACARENA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,649,500,000		1,649,500,000
C.		PRESUPUESTO DE INVERSION	330,000,000		330,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	330,000,000		330,000,000
	901	CONSERVACION	330,000,000		330,000,000
TOTAL PRESUPUESTO SECCION			1,979,500,000		1,979,500,000
		SECCION: 3228			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE - CORPOMOJANA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,490,500,000		1,490,500,000
C.		PRESUPUESTO DE INVERSION	405,000,000		405,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	60,000,000		60,000,000
	901	CONSERVACION	60,000,000		60,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	115,000,000		115,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	115,000,000		115,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	230,000,000		230,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	120,000,000		120,000,000
	902	MANEJO	110,000,000		110,000,000
TOTAL PRESUPUESTO SECCION			1,895,500,000		1,895,500,000

SECCION: 3229

CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)

			APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,374,300,000		1,374,300,000
TOTAL PRESUPUESTO SECCION			1,374,300,000		1,374,300,000

SECCION: 3230

CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)

			APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,577,400,000		1,577,400,000
C.		PRESUPUESTO DE INVERSION	400,000,000		400,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	200,000,000		200,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	200,000,000		200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	200,000,000		200,000,000
	902	MANEJO	200,000,000		200,000,000
TOTAL PRESUPUESTO SECCION			1,977,400,000		1,977,400,000

SECCION: 3231

CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)

			APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,410,100,000		1,410,100,000
TOTAL PRESUPUESTO SECCION			1,410,100,000		1,410,100,000

SECCION: 3232

CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)

			APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,612,600,000		1,612,600,000
TOTAL PRESUPUESTO SECCION			1,612,600,000		1,612,600,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3233			
		CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**1,427,900,000**		**1,427,900,000**
		TOTAL PRESUPUESTO SECCION	**1,427,900,000**		**1,427,900,000**
		SECCION: 3234			
		CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**1,384,600,000**		**1,384,600,000**
		TOTAL PRESUPUESTO SECCION	**1,384,600,000**		**1,384,600,000**
		SECCION: 3235			
		CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**1,537,000,000**		**1,537,000,000**
		TOTAL PRESUPUESTO SECCION	**1,537,000,000**		**1,537,000,000**
		SECCION: 3236			
		CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**1,490,300,000**		**1,490,300,000**
		TOTAL PRESUPUESTO SECCION	**1,490,300,000**		**1,490,300,000**
		SECCION: 3237			
		CORPORACION AUTONOMA REGIONAL DEL GUAVIO CORPOGUAVIO			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**588,900,000**		**588,900,000**
		TOTAL PRESUPUESTO SECCION	**588,900,000**		**588,900,000**
		SECCION: 3238			
		CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE CARDIQUE			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	**1,604,400,000**		**1,604,400,000**
		TOTAL PRESUPUESTO SECCION	**1,604,400,000**		**1,604,400,000**
		SECCION: 3239			
		CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)			
A.		**PRESUPUESTO DE FUNCIONAMIENTO**	1,697,000,000		1,697,000,000
C.		**PRESUPUESTO DE INVERSION**	460,000,000		460,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	90,000,000		90,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1202	MANEJO Y CONTROL DE RESIDUOS SOLIDOS Y LIQUIDOS	90,000,000		90,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	370,000,000		370,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	120,000,000		120,000,000
	902	MANEJO	250,000,000		250,000,000
TOTAL PRESUPUESTO SECCION			2,157,000,000		2,157,000,000

SECCION: 3241

FONDO NACIONAL DE VIVIENDA - FONVIVIENDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	55,900,000		55,900,000
C.		PRESUPUESTO DE INVERSION	927,000,000,000		927,000,000,000
620		SUBSIDIOS DIRECTOS	927,000,000,000		927,000,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	927,000,000,000		927,000,000,000
TOTAL PRESUPUESTO SECCION			927,055,900,000		927,055,900,000

SECCION: 3301

MINISTERIO DE CULTURA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	106,554,827,897		106,554,827,897
C.		PRESUPUESTO DE INVERSION	87,613,000,000		87,613,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,800,000,000		7,800,000,000
	709	ARTE Y CULTURA	7,800,000,000		7,800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	21,950,000,000		21,950,000,000
	709	ARTE Y CULTURA	1,450,000,000		1,450,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	20,500,000,000		20,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	16,150,000,000		16,150,000,000
	709	ARTE Y CULTURA	16,150,000,000		16,150,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	26,413,000,000		26,413,000,000
	709	ARTE Y CULTURA	5,400,000,000		5,400,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	21,013,000,000		21,013,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,800,000,000		3,800,000,000
	709	ARTE Y CULTURA	3,800,000,000		3,800,000,000
620		SUBSIDIOS DIRECTOS	2,500,000,000		2,500,000,000
	709	ARTE Y CULTURA	2,500,000,000		2,500,000,000
650		CAPITALIZACION	9,000,000,000		9,000,000,000
	709	ARTE Y CULTURA	9,000,000,000		9,000,000,000
TOTAL PRESUPUESTO SECCION			194,167,827,897		194,167,827,897

SECCION: 3304

ARCHIVO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,757,598,761	1,994,412,064	5,752,010,825
C.		PRESUPUESTO DE INVERSION	1,693,000,000	7,877,267,943	9,570,267,943
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000	200,000,000	250,000,000
	709	ARTE Y CULTURA	50,000,000	200,000,000	250,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	450,000,000	150,000,000	600,000,000
	709	ARTE Y CULTURA	450,000,000	150,000,000	600,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	93,000,000		93,000,000
	709	ARTE Y CULTURA	93,000,000		93,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,000,000,000	7,527,267,943	8,527,267,943
	709	ARTE Y CULTURA	700,000,000	7,527,267,943	8,227,267,943
	1602	CULTURA	300,000,000		300,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	100,000,000		100,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	100,000,000		100,000,000
TOTAL PRESUPUESTO SECCION			5,450,598,761	9,871,680,007	15,322,278,768

SECCION: 3305

INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,826,968,924	346,256,874	4,173,225,798

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	4,000,000,000	206,000,000	4,206,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,956,000,000	110,000,000	3,066,000,000
	709	ARTE Y CULTURA	2,956,000,000	110,000,000	3,066,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	270,000,000	20,000,000	290,000,000
	709	ARTE Y CULTURA	270,000,000	20,000,000	290,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	235,000,000		235,000,000
	709	ARTE Y CULTURA	235,000,000		235,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	539,000,000	76,000,000	615,000,000
	709	ARTE Y CULTURA	539,000,000	76,000,000	615,000,000
TOTAL PRESUPUESTO SECCION			7,826,968,924	552,256,874	8,379,225,798

SECCION: 3306

INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,069,921,184	3,047,493,502	12,117,414,686
C.		PRESUPUESTO DE INVERSION	133,700,000,000		133,700,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	74,675,000,000		74,675,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	74,675,000,000		74,675,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	120,000,000		120,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	120,000,000		120,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,500,000,000		2,500,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	2,500,000,000		2,500,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,400,000,000		1,400,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	1,400,000,000		1,400,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,800,000,000		2,800,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	2,800,000,000		2,800,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	49,405,000,000		49,405,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	49,405,000,000		49,405,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	300,000,000		300,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	300,000,000		300,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,500,000,000		2,500,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	2,500,000,000		2,500,000,000
TOTAL PRESUPUESTO SECCION			142,769,921,184	3,047,493,502	145,817,414,686

SECCION: 3307

INSTITUTO CARO Y CUERVO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,862,460,181	105,922,728	3,968,382,909
C.		PRESUPUESTO DE INVERSION	3,700,000,000		3,700,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,200,000,000		1,200,000,000
	709	ARTE Y CULTURA	1,200,000,000		1,200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	450,000,000		450,000,000
	709	ARTE Y CULTURA	450,000,000		450,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,000,000,000		2,000,000,000
	709	ARTE Y CULTURA	2,000,000,000		2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,000,000		50,000,000
	709	ARTE Y CULTURA	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			7,562,460,181	105,922,728	7,668,382,909

SECCION: 3401

AUDITORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	13,676,202,350		13,676,202,350
C.		PRESUPUESTO DE INVERSION	2,874,000,000		2,874,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	660,000,000		660,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	660,000,000		660,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,600,000,000		1,600,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	1,600,000,000		1,600,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	464,000,000		464,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	464,000,000		464,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	150,000,000		150,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	150,000,000		150,000,000
TOTAL PRESUPUESTO SECCION			16,550,202,350		16,550,202,350

SECCION: 3501

MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	244,332,600,000		244,332,600,000
C.		PRESUPUESTO DE INVERSION	145,889,950,736		145,889,950,736
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,161,000,000		1,161,000,000
	205	COMERCIO EXTERNO	1,161,000,000		1,161,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	6,401,480,000		6,401,480,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	432,160,000		432,160,000
	202	PEQUENA Y MEDIANA INDUSTRIA	73,000,000		73,000,000
	204	COMERCIO INTERNO	96,360,000		96,360,000
	205	COMERCIO EXTERNO	1,268,960,000		1,268,960,000
	206	TURISMO	4,031,000,000		4,031,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	2,460,000,000		2,460,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	2,460,000,000		2,460,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	3,000,000,000		3,000,000,000
	206	TURISMO	3,000,000,000		3,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	10,500,000,000		10,500,000,000
	205	COMERCIO EXTERNO	10,500,000,000		10,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	115,122,926,262		115,122,926,262
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	29,400,000,000		29,400,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	31,894,273,687		31,894,273,687
	206	TURISMO	53,828,652,575		53,828,652,575
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	100,000,000		100,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	100,000,000		100,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	7,142,589,166		7,142,589,166
	202	PEQUENA Y MEDIANA INDUSTRIA	4,371,401,570		4,371,401,570
	205	COMERCIO EXTERNO	2,771,187,596		2,771,187,596
610		CREDITOS	1,955,308		1,955,308
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	1,955,308		1,955,308
TOTAL PRESUPUESTO SECCION			390,222,550,736		390,222,550,736

SECCION: 3502

SUPERINTENDENCIA DE SOCIEDADES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		65,037,700,000	65,037,700,000
C.		PRESUPUESTO DE INVERSION		7,865,100,000	7,865,100,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,450,000,000	3,450,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		3,450,000,000	3,450,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		2,750,000,000	2,750,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,750,000,000	2,750,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		415,100,000	415,100,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		415,100,000	415,100,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,250,000,000	1,250,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		1,250,000,000	1,250,000,000
TOTAL PRESUPUESTO SECCION				72,902,800,000	72,902,800,000

SECCION: 3503

SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,500,000,000	36,085,200,000	38,585,200,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	5,535,200,000	9,964,800,000	15,500,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,258,000,000	1,258,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		1,258,000,000	1,258,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,542,000,000	6,700,000,000	11,242,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	4,542,000,000	6,700,000,000	11,242,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	993,200,000	2,006,800,000	3,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	993,200,000	2,006,800,000	3,000,000,000
TOTAL PRESUPUESTO SECCION			8,035,200,000	46,050,000,000	54,085,200,000

SECCION: 3504

UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		4,120,000,000	4,120,000,000
C.		PRESUPUESTO DE INVERSION		3,100,000,000	3,100,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		100,000,000	100,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		100,000,000	100,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		3,000,000,000	3,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		3,000,000,000	3,000,000,000
TOTAL PRESUPUESTO SECCION				7,220,000,000	7,220,000,000

SECCION: 3601

MINISTERIO DE LA PROTECCION SOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	21,281,636,723,098		21,281,636,723,098
C.		PRESUPUESTO DE INVERSION	3,276,203,194,900		3,276,203,194,900
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	9,792,642,138		9,792,642,138
	303	SERVICIOS ESPECIALIZADOS DE SALUD	9,792,642,138		9,792,642,138
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	4,172,000,000		4,172,000,000
	300	INTERSUBSECTORIAL SALUD	1,250,000,000		1,250,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	2,922,000,000		2,922,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	27,750,000,000		27,750,000,000
	300	INTERSUBSECTORIAL SALUD	19,400,000,000		19,400,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL	700,000,000		700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	600,000,000		600,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	7,050,000,000		7,050,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	313,611,515,000		313,611,515,000
	300	INTERSUBSECTORIAL SALUD	8,100,000,000		8,100,000,000
	301	PREVENCION EN SALUD	305,511,515,000		305,511,515,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	19,754,000,000		19,754,000,000
	300	INTERSUBSECTORIAL SALUD	2,433,000,000		2,433,000,000
	303	SERVICIOS ESPECIALIZADOS DE SALUD	17,321,000,000		17,321,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	10,500,000,000		10,500,000,000
	300	INTERSUBSECTORIAL SALUD	10,500,000,000		10,500,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,559,000,000		3,559,000,000
	300	INTERSUBSECTORIAL SALUD	250,000,000		250,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,351,000,000		1,351,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	1,958,000,000		1,958,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,100,000,000		3,100,000,000
	301	PREVENCION EN SALUD	200,000,000		200,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	2,900,000,000		2,900,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,600,000,000		1,600,000,000
	300	INTERSUBSECTORIAL SALUD	400,000,000		400,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,200,000,000		1,200,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,370,000,000		1,370,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,370,000,000		1,370,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
620		SUBSIDIOS DIRECTOS	787,272,788,835		787,272,788,835
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	196,000,000,000		196,000,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	591,272,788,835		591,272,788,835
630		TRANSFERENCIAS	2,093,721,248,927		2,093,721,248,927
	304	SERVICIOS INTEGRALES DE SALUD	2,093,721,248,927		2,093,721,248,927
TOTAL PRESUPUESTO SECCION			24,557,839,917,998		24,557,839,917,998

SECCION: 3602

SERVICIO NACIONAL DE APRENDIZAJE (SENA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		61,952,800,000	61,952,800,000
B.		PRESUPUESTO DE SERVICIO DEUDA PUBLICA		190,400,000	190,400,000
C.		PRESUPUESTO DE INVERSION		2,016,035,169,531	2,016,035,169,531
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		41,200,000,000	41,200,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		41,200,000,000	41,200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		20,600,000,000	20,600,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		20,600,000,000	20,600,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,391,406,569,531	1,391,406,569,531
	704	CAPACITACION TECNICA NO PROFESIONAL		1,391,406,569,531	1,391,406,569,531
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		93,009,000,000	93,009,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		93,009,000,000	93,009,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		320,619,000,000	320,619,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		320,619,000,000	320,619,000,000
610		CREDITOS		49,208,300,000	49,208,300,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		49,208,300,000	49,208,300,000
620		SUBSIDIOS DIRECTOS		99,992,300,000	99,992,300,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		99,992,300,000	99,992,300,000
TOTAL PRESUPUESTO SECCION				2,078,178,369,531	2,078,178,369,531

SECCION: 3603

FONDO DE PREVISION SOCIAL DEL CONGRESO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	231,679,763,000	49,023,009,000	280,702,772,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION		600,000,000	600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		600.000,000	600,000,000
	1301	REGLAMENTACION DEL TRABAJO		600,000,000	600,000,000
TOTAL PRESUPUESTO SECCION			231,679,763,000	49,623,009,000	281,302,772,000

SECCION: 3605

FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	321,829,200,000	88,037,700,000	409,866,900,000
TOTAL PRESUPUESTO SECCION			321,829,200,000	88,037,700,000	409,866,900,000

SECCION: 3606

INSTITUTO NACIONAL DE SALUD (INS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	16,734,300,000	1,827,000,252	18,561,300,252
C.		PRESUPUESTO DE INVERSION	26,699,065,693	1,142,437,748	27,841,503,441
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,013,734,223		1,013,734,223
	300	INTERSUBSECTORIAL SALUD	1,013,734,223		1,013,734,223
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	864,956,098	540,699,655	1,405,655,753
	300	INTERSUBSECTORIAL SALUD	864,956,098	540,699,655	1,405,655,753
221		ADQUISICIÓN Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,565,489,632	236,948,966	1,802,438,598
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	1,565,489,632	236,948,966	1,802,438,598
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	9,227,782,341	99,205,897	9,326,988,238
	301	PREVENCION EN SALUD	9,227,782,341	99,205,897	9,326,988,238
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,377,371,801	166,377,333	2,543,749,134
	300	INTERSUBSECTORIAL SALUD	2,377,371,801	166,377,333	2,543,749,134
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	11,649,731,598	99,205,897	11,748,937,495
	300	INTERSUBSECTORIAL SALUD	11,649,731,598	99,205,897	11,748,937,495
TOTAL PRESUPUESTO SECCION			43,433,365,693	2,969,438,000	46,402,803,693

SECCION: 3607

INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		254,967,033,500	254,967,033,500

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	40,362,110,000	2,673,639,376,508	2,714,001,486,508
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,000,000,000		10,000,000,000
	801	REHABILITACION DE MENORES	10,000,000,000		10,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		107,134,000,000	107,134,000,000
	300	INTERSUBSECTORIAL SALUD		107,134,000,000	107,134,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		38,032,030,328	38,032,030,328
	300	INTERSUBSECTORIAL SALUD		38,032,030,328	38,032,030,328
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,995,110,000	48,079,000,000	50,074,110,000
	300	INTERSUBSECTORIAL SALUD	1,995,110,000	48,079,000,000	50,074,110,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	28,367,000,000	2,469,410,946,180	2,497,777,946,180
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	28,367,000,000	2,469,410,946,180	2,497,777,946,180
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		6,213,400,000	6,213,400,000
	300	INTERSUBSECTORIAL SALUD		6,213,400,000	6,213,400,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,770,000,000	4,770,000,000
	300	INTERSUBSECTORIAL SALUD		4,770,000,000	4,770,000,000
TOTAL PRESUPUESTO SECCION			40,362,110,000	2,928,606,410,008	2,968,968,520,008

SECCION: 3608

SUPERINTENDENCIA NACIONAL DE SALUD

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,500,000,000	35,144,600,000	36,644,600,000
C.		PRESUPUESTO DE INVERSION	2,629,590,000	4,429,000,000	7,058,590,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	2,629,590,000	4,429,000,000	7,058,590,000
	300	INTERSUBSECTORIAL SALUD	2,629,590,000	4,429,000,000	7,058,590,000
TOTAL PRESUPUESTO SECCION			4,129,590,000	39,573,600,000	43,703,190,000

SECCION: 3609

INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		49,385,755,000	49,385,755,000
C.		PRESUPUESTO DE INVERSION		26,228,868,797	26,228,868,797
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,100,868,797	2,100,868,797

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	300	INTERSUBSECTORIAL SALUD		2,100,868,797	2,100,868,797
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		5,565,000,000	5,565,000,000
	300	INTERSUBSECTORIAL SALUD		5,565,000,000	5,565,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,733,000,000	1,733,000,000
	300	INTERSUBSECTORIAL SALUD		1,733,000,000	1,733,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		495,000,000	495,000,000
	300	INTERSUBSECTORIAL SALUD		495,000,000	495,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		6,915,000,000	6,915,000,000
	301	PREVENCION EN SALUD		6,915,000,000	6,915,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		9,420,000,000	9,420,000,000
	301	PREVENCION EN SALUD		9,420,000,000	9,420,000,000
TOTAL PRESUPUESTO SECCION				75,614,623,797	75,614,623,797

SECCION: 3610

UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION EN SALUD – CRES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		9,671,596,000	9,671,596,000
C.		PRESUPUESTO DE INVERSION		6,000,000,000	6,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		4,200,000,000	4,200,000,000
	300	INTERSUBSECTORIAL SALUD		4,200,000,000	4,200,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,800,000,000	1,800,000,000
	300	INTERSUBSECTORIAL SALUD		1,800,000,000	1,800,000,000
TOTAL PRESUPUESTO SECCION				15,671,596,000	15,671,596,000

SECCION: 3701

MINISTERIO DEL INTERIOR Y DE JUSTICIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	365,905,677,601		365,905,677,601
C.		PRESUPUESTO DE INVERSION	95,128,538,226		95,128,538,226
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	27,000,000,000		27,000,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	27,000,000,000		27,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,379,500,000		1,379,500,000
	1000	INTERSUBSECTORIAL GOBIERNO	170,000,000		170,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	1,209,500,000		1,209,500,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,365,084,880		1,365,084,880
	800	INTERSUBSECTORIAL JUSTICIA	1,365,084,880		1,365,084,880
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	8,960,000,000		8,960,000,000
	800	INTERSUBSECTORIAL JUSTICIA	6,400,000,000		6,400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,460,000,000		2,460,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	100,000,000		100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	325,000,000		325,000,000
	800	INTERSUBSECTORIAL JUSTICIA	210,000,000		210,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	115,000,000		115,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,884,756,440		1,884,756,440
	1000	INTERSUBSECTORIAL GOBIERNO	1,884,756,440		1,884,756,440
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	52,786,877,506		52,786,877,506
	101	DEFENSA Y SEGURIDAD INTERNA	30,217,000,000		30,217,000,000
	800	INTERSUBSECTORIAL JUSTICIA	21,969,877,506		21,969,877,506
	1000	INTERSUBSECTORIAL GOBIERNO	600,000,000		600,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,427,319,400		1,427,319,400
	1000	INTERSUBSECTORIAL GOBIERNO	1,427,319,400		1,427,319,400
TOTAL PRESUPUESTO SECCION			461,034,215,827		461,034,215,827

SECCION: 3702

FONDO PARA LA PARTICIPACION Y EL FORTALECIMIENTO DE LA DEMOCRACIA

	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	1,539,752,008		1,539,752,008
TOTAL PRESUPUESTO SECCION	1,539,752,008		1,539,752,008

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3703			
		DIRECCION NACIONAL DEL DERECHO DE AUTOR			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,454,268,048		2,454,268,048
		TOTAL PRESUPUESTO SECCION	2,454,268,048		2,454,268,048
		SECCION: 3704			
		CORPORACION NACIONAL PARA LA RECONSTRUCCION DE LA CUENCA DEL RIO PAEZ Y ZONAS ALEDANAS NASA KI WE			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,255,650,165		2,255,650,165
C.		PRESUPUESTO DE INVERSION	5,800,000,000		5,800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,800,000,000		5,800,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	5,800,000,000		5,800,000,000
		TOTAL PRESUPUESTO SECCION	8,055,650,165		8,055,650,165
		SECCION: 3705			
		SUPERINTENDENCIA DE NOTARIADO Y REGISTRO			
A.		PRESUPUESTO DE FUNCIONAMIENTO		468,253,593,000	468,253,593,000
C.		PRESUPUESTO DE INVERSION		215,944,580,000	215,944,580,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		11,577,000,000	11,577,000,000
	800	INTERSUBSECTORIAL JUSTICIA		11,577,000,000	11,577,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		9,845,653,267	9,845,653,267
	800	INTERSUBSECTORIAL JUSTICIA		9,845,653,267	9,845,653,267
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		64,661,346,733	64,661,346,733
	800	INTERSUBSECTORIAL JUSTICIA		64,661,346,733	64,661,346,733
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		11,823,000,000	11,823,000,000
	800	INTERSUBSECTORIAL JUSTICIA		11,823,000,000	11,823,000,000
630		TRANSFERENCIAS		118,037,580,000	118,037,580,000
	803	ADMINISTRACION DE JUSTICIA		118,037,580,000	118,037,580,000
		TOTAL PRESUPUESTO SECCION		684,198,173,000	684,198,173,000
		SECCION: 3706			
		INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC			
A.		PRESUPUESTO DE FUNCIONAMIENTO	982,575,801,485	88,300,470,025	1,070,876,271,510

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	17,000,000,000		17,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	9,996,200,420		9,996,200,420
	802	SISTEMA PENITENCIARIO Y CARCELARIO	9,996,200,420		9,996,200,420
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,332,000,000		4,332,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	4,332,000,000		4,332,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,000,000,000		2,000,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	2,000,000,000		2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	271,799,580		271,799,580
	802	SISTEMA PENITENCIARIO Y CARCELARIO	271,799,580		271,799,580
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	400,000,000		400,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	400,000,000		400,000,000
TOTAL PRESUPUESTO SECCION			999,575,801,485	88,300,470,025	1,087,876,271,510

SECCION: 3707

DIRECCION NACIONAL DE ESTUPEFACIENTES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,801,716,602	60,928,945,797	62,730,662,399
C.		PRESUPUESTO DE INVERSION	530,000,000	43,837,293,425	44,367,293,425
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	93,008,357		93,008,357
	800	INTERSUBSECTORIAL JUSTICIA	93,008,357		93,008,357
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	436,991,643		436,991,643
	800	INTERSUBSECTORIAL JUSTICIA	436,991,643		436,991,643
630		TRANSFERENCIAS		43,837,293,425	43,837,293,425
	1000	INTERSUBSECTORIAL GOBIERNO		43,837,293,425	43,837,293,425
TOTAL PRESUPUESTO SECCION			2,331,716,602	104,766,239,222	107,097,955,824

SECCION: 3801

COMISION NACIONAL DEL SERVICIO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,108,000,000	22,204,137,000	26,312,137,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	500,000,000	22,000,000,000	22,500,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	500,000,000	4,000,000,000	4,500,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	500,000,000	4,000,000,000	4,500,000,000
721		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		18,000,000,000	18,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		18,000,000,000	18,000,000,000
TOTAL PRESUPUESTO SECCION			4,608,000,000	44,204,137,000	48,812,137,000

SECCION: 3901

DEPARTAMENTO ADMINISTRATIVO DE LA CIENCIA, TECNOLOGIA E INNOVACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	10,479,912,615		10,479,912,615
C.		PRESUPUESTO DE INVERSION	282,811,923,682		282,811,923,682
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	200,000,000		200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	200,000,000		200,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	136,823,096,020		136,823,096,020
	1000	INTERSUBSECTORIAL GOBIERNO	136,823,096,020		136,823,096,020
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	6,494,357,400		6,494,357,400
	1000	INTERSUBSECTORIAL GOBIERNO	6,494,357,400		6,494,357,400
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	20,054,546,441		20,054,546,441
	1000	INTERSUBSECTORIAL GOBIERNO	20,054,546,441		20,054,546,441
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,414,923,821		1,414,923,821
	1000	INTERSUBSECTORIAL GOBIERNO	1,414,923,821		1,414,923,821
630		TRANSFERENCIAS	117,825,000,000		117,825,000,000
	300	INTERSUBSECTORIAL SALUD	47,825,000,000		47,825,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	70,000,000,000		70,000,000,000
TOTAL PRESUPUESTO SECCION			293,291,836,297		293,291,836,297
TOTAL PRESUPUESTO NACIONAL			134,694,386,838,386	12,560,865,710,800	147,255,252,549,186

TERCERA PARTE
DISPOSICIONES GENERALES

ARTÍCULO 4o. Las disposiciones generales de la presente ley son complementarias de las Leyes 38 de 1989, 179 de 1994, 225 de 1995 y 819 de 2003, Orgánicas del Presupuesto, y deben aplicarse en armonía con estas.

Estas normas rigen para los órganos que conforman el Presupuesto General de la Nación, y para los recursos de la Nación asignados a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta con el régimen de aquellas.

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la presente Ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPITULO I
DE LAS RENTAS Y RECURSOS

ARTÍCULO 5o. La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público informará a los diferentes órganos las fechas de perfeccionamiento y desembolso de los recursos del crédito interno y externo de la Nación. Los establecimientos públicos del orden nacional reportarán a la referida Dirección el monto y las fechas de los recursos de crédito externo e interno contratados directamente.

La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público conceptuará previamente sobre las solicitudes de modificación a fuentes de financiación cuando se trate de recursos de crédito de las diferentes apropiaciones que se detallen en el anexo del decreto de liquidación, siempre y cuando no modifiquen los montos aprobados por el Congreso de la República en la ley anual.

ARTÍCULO 6o. El Gobierno Nacional a través de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público podrá realizar sustituciones en su portafolio de inversiones con entidades descentralizadas, sin efectuar operación presupuestal alguna, de conformidad con las normas legales vigentes.

ARTÍCULO 7o. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, por quienes estén encargados de su recaudo.

Las Superintendencias que no sean una sección presupuestal deben consignar mensualmente, en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, el valor total de las contribuciones establecidas en la ley.

ARTÍCULO 8o. El Ministro de Hacienda y Crédito Público fijará los criterios técnicos y las condiciones para el manejo de los excedentes de liquidez del Tesoro Nacional acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

ARTÍCULO 9o. El Gobierno Nacional podrá emitir títulos de Tesorería, TES, Clase "B", con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería; sus rendimientos se atenderán con cargo al Presupuesto General de la Nación; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería cuyo monto de emisión se fijará en el decreto que las autorice; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del decreto que la autorice y fije sus condiciones financieras; su emisión no afectará el cupo de endeudamiento y estará limitada, para las destinadas a financiar las apropiaciones presupuestales por el monto de estas.

ARTÍCULO 10o. Los rendimientos financieros originados con recursos de la Nación, incluidos los negocios fiduciarios, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público en el mes siguiente de su recaudo, con excepción de aquellos originados por patrimonios autónomos que se hayan constituido por expresa autorización de la ley.

ARTÍCULO 11o. Facúltase a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público para que con los excedentes de liquidez en moneda nacional y extranjera de los fondos que administre, realice las siguientes operaciones: compra y venta de títulos valores emitidos por la Nación, el Banco de la República, Fondo de Garantías de Instituciones Financieras, Fogafín, entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia y otros gobiernos y tesorerías; compra de deuda de la Nación; compras con pacto de retroventa con entidades públicas y con entidades financieras sujetas al control y vigilancia de la Superintendencia Financiera de Colombia, dentro de los cupos que autorice el Ministro de Hacienda y Crédito Público; depósitos remunerados e inversiones financieras en entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia; depósitos a término y compras de títulos emitidos por entidades bancarias y financieras del exterior; operaciones de cubrimiento de riesgos; y las demás que autorice el Gobierno Nacional; así mismo, préstamos transitorios a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, reconociendo tasa de mercado durante el periodo de utilización, evento que no implica unidad de caja; y préstamos de títulos valores a la citada Dirección a tasas de mercado.

PARÁGRAFO. Lo anterior aplica cuando, de acuerdo con las disposiciones legales, la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público no pueda hacer unidad de caja con los recursos de los fondos que administre.

CAPITULO II
DE LOS GASTOS

ARTÍCULO 12o. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos iniciales, se atenderán las obligaciones derivadas de estos compromisos, tales como los costos imprevistos, ajustes y revisión de valores e intereses moratorios, gravámenes a los movimientos financieros y gastos de nacionalización.

ARTÍCULO 13o. Prohíbese tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

ARTÍCULO 14o. Para proveer empleos vacantes se requerirá el certificado de disponibilidad presupuestal por la vigencia fiscal de 2011. Por medio de este, el jefe de presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1o de enero al 31 de diciembre de 2011, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal por lo que resta del año fiscal.

Cuando se trate de concursos o procesos de selección para proveer empleos de carrera administrativa, a través de la oferta pública de empleos, antes de adelantar el trámite administrativo ante la Comisión Nacional del Servicio Civil, además de cumplir con lo previsto en el inciso anterior, el órgano correspondiente deberá obtener viabilidad presupuestal de la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales y tener previstos sus emolumentos de conformidad con el artículo 122 de la Constitución Política.

Previo al reconocimiento de la prima técnica se expedirá el certificado de disponibilidad presupuestal. Por medio de este se deberá garantizar la existencia de recursos del 1o de enero al 31 de diciembre de 2011.

La vinculación de supernumerarios, por períodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

ARTÍCULO 15o. La solicitud de modificación a las plantas de personal requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional, los siguientes requisitos:

1. Exposición de motivos.
2. Costos comparativos de las plantas vigente y propuesta.
3. Efectos sobre los gastos generales.
4. Concepto del Departamento Nacional de Planeación si se afectan los gastos de inversión.
5. Y los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido concepto o viabilidad presupuestal del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional.

ARTÍCULO 16o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Los programas de capacitación podrán comprender matrículas de los funcionarios, que se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992, modificado por el artículo 2o de la Ley 1012 de 2006. Su otorgamiento se hará en virtud de la reglamentación interna del órgano respectivo.

ARTÍCULO 17o. La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público será la competente para expedir la resolución que regirá la constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de empresas industriales y comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación.

ARTÍCULO 18o. La adquisición de los bienes que necesiten los órganos que hacen parte del Presupuesto General de la Nación para su funcionamiento y organización requiere de un plan de compras. Este plan deberá aprobarse por cada órgano acorde con las apropiaciones autorizadas en el Presupuesto General de la Nación y se modificará cuando las apropiaciones que la respaldan sean modificadas o aplazadas.

La adquisición de bienes con cargo al presupuesto de inversión deberá cumplir con las normas vigentes sobre la materia, y tratándose de adquisición de vehículos requerirá del concepto previo favorable del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 19o. Se podrán hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación, mediante resolución suscrita por el jefe del respectivo órgano.

En el caso de los establecimientos públicos del orden nacional, estas distribuciones se harán por resolución o acuerdo de las juntas o consejos directivos. Si no existen juntas o consejos directivos, lo hará el representante legal de estos.

Las operaciones presupuestales contenidas en los mencionados actos administrativos, se someterán a aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, y tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación- Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorporar las del órgano receptor. La ejecución presupuestal de estas deberá iniciarse en la misma vigencia de la distribución; en caso de requerirse se abrirán subordinales y subproyectos.

El jefe del órgano o en quien este haya delegado la ordenación del gasto podrá efectuar a nivel del decreto de liquidación asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas asignaciones para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional ni del previo concepto favorable por parte del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas tratándose de gastos de inversión.

ARTÍCULO 20o. Los órganos de que trata el artículo 4o de la presente ley podrán pactar anticipos únicamente cuando cuenten con Programa Anual Mensualizado de Caja, PAC, aprobado.

ARTÍCULO 21o. El Gobierno Nacional en el decreto de liquidación clasificará los ingresos y gastos y definirá estos últimos.

Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público hará mediante resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá el concepto previo favorable del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 22o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, de oficio o a petición del jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2011.

Cuando se trate de aclaraciones y correcciones de leyenda del presupuesto de gastos de inversión, se requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 23o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional podrá abstenerse de adelantar los trámites de cualquier operación presupuestal de las entidades de que trata el artículo 4o de la presente ley que incumplan los objetivos y metas trazados en el Marco Fiscal de Mediano Plazo, en el Plan Financiero, en la Programación Macroeconómica del Gobierno Nacional y en el Programa Anual de Caja.

El Departamento Nacional de Planeación podrá abstenerse de adelantar el trámite de conceptos requeridos para las operaciones presupuestales a que hace referencia el inciso anterior, siempre que las entidades correspondientes incumplan con las obligaciones establecidas en el artículo 9º de la Ley 1151 de 2007 que impidan dar cumplimiento a lo establecido en el artículo 77 de la Ley 38 de 1989 modificado por el artículo 40 de la Ley 179 de 1994.

ARTÍCULO 24o. Los órganos de que trata el artículo 4o de la presente ley son los únicos responsables por el registro de su gestión financiera pública en el Sistema Integrado de Información Financiera, SIIF- Nación. Los órganos que actualmente operan fuera de línea con el Sistema Integrado de Información Financiera SIIF –Nación, deberán registrar sus informes de ejecución dentro de los cinco (5) primeros días del mes siguiente.

No se requerirá el envío de informes mensuales a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, salvo en aquellos casos en que ésta en forma expresa los solicite.

En desarrollo del artículo 93 del Estatuto Orgánico del Presupuesto, cuando se presenten errores u omisiones en el diligenciamiento de la información presupuestal en el Sistema Integrado de Información Financiera SIIF-Nación, la Contraloría General de la República y la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público podrán autorizar excepcionalmente su corrección a solicitud del órgano correspondiente, bajo la entera responsabilidad del jefe del órgano respectivo y sin perjuicio de la responsabilidad fiscal, penal o disciplinaria a que haya lugar.

Para tal efecto, el Ministerio de Hacienda y Crédito Público establecerá el procedimiento técnico requerido y seguro de manera que no se altere ni material ni operacionalmente la expedición de documentos oficiales sobre la situación de las finanzas públicas por parte del ejecutivo ni la producción regular y oportuna de los informes que por ley debe presentar la Contraloría General de la República.

ARTÍCULO 25o. Cuando los órganos que hacen parte del Presupuesto General de la Nación celebren contratos entre sí, que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones del jefe del órgano respectivo. En el caso de los establecimientos públicos del orden nacional, las superintendencias y unidades administrativas especiales con personería jurídica, así como las señaladas en el artículo 5° del Estatuto Orgánico del Presupuesto, dichos ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos o el representante legal del órgano, si no existen juntas o consejos directivos.

Los actos administrativos a que se refiere el inciso anterior deberán ser remitidos al Ministerio de Hacienda y Crédito Público – Dirección General del Presupuesto Público Nacional, acompañados del respectivo certificado en que se haga constar que se recaudarán los recursos, expedido por el órgano contratista y su justificación económica, para la aprobación de las operaciones presupuestales en ellos contenidas, requisito sin el cual no podrán ser ejecutados. De conformidad con el artículo 8 de la Ley 819 de 2003, los recursos deberán ser incorporados y ejecutados en la misma vigencia fiscal en la que se lleve a cabo la aprobación.

Cuando en los convenios se pacte pago anticipado y para el cumplimiento de su objeto el órgano contratista requiera contratar con un tercero, sólo podrá solicitarse el giro efectivo de los recursos a la Dirección General de Crédito Público y Tesoro Nacional una vez dicho órgano adquiera el compromiso presupuestal y se encuentren cumplidos los requisitos que hagan exigible su pago a favor del beneficiario final.

Tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

ARTÍCULO 26o. Con el fin de fortalecer la política de prevención, atención integral y reparación a la población desplazada, a más tardar el treinta (30) de junio de 2011, los órganos que hacen parte del Presupuesto General de la Nación cederán al Colector de Activos Públicos del Estado – CISA, mediante convenio interadministrativo y al precio que fije el modelo de valoración del Colector, sus carteras provisionadas y/o castigadas que no tengan naturaleza coactiva, para que éste las gestione bajo sus políticas. Las de naturaleza coactiva, así como las que aún no se encuentren provisionadas, podrán ser entregadas en administración a CISA bajo la comisión y los procedimientos que ésta establezca. Dentro del mismo plazo, los órganos que hacen parte del Presupuesto General de la Nación, transferirán a título gratuito y mediante acto administrativo, los inmuebles de su propiedad que se encuentren saneados y que no requieran para el ejercicio de sus funciones, aunque éstos hagan parte de sus planes de enajenación onerosa, a CISA, para que ésta los comercialice bajo sus políticas.

Las contingencias judiciales, los pleitos pendientes y los pasivos relacionados con las carteras y los inmuebles aquí descritos permanecerán a cargo de las entidades titulares de los mismos.

Lo dispuesto en el presente artículo no será aplicable a los activos de propiedad del Fondo para la Rehabilitación Inversión Social y Lucha contra el Crimen Organizado – FRISCO, ni a aquellos que tengan destinación especifica, que pertenezcan a fondos especiales o los que puedan ser utilizados por otra entidad del orden Nacional.

ARTÍCULO 27o. Ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los establecimientos públicos del orden nacional sólo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los organismos financieros internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

Los compromisos que se adquieran en el marco de tratados o convenios internacionales, de los cuales Colombia haga parte y cuya vinculación haya sido aprobada por Ley de la República no requerirán de autorización de vigencias futuras, no obstante se deberá contar con aval fiscal previo por parte del Consejo Superior de Politica Fiscal – CONFIS.

ARTÍCULO 28o. Los órganos que conforman el Presupuesto General de la Nación deben reintegrar, dentro del primer trimestre de 2011, a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, y a sus tesorerías cuando correspondan a recursos propios, los recursos de la Nación, incluyendo los de contrapartida, originados en convenios celebrados con organismos internacionales que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de vigencias fiscales anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquellos, con el soporte correspondiente.

ARTÍCULO 29o. Cuando exista apropiación presupuestal en el servicio de la deuda pública podrán efectuarse anticipos en el pago de los contratos de empréstito. Igualmente podrán atenderse con cargo a la vigencia en curso las obligaciones del servicio de la deuda pública correspondiente al mes de enero de 2012.

ARTÍCULO 30o. La representación legal y la ordenación del gasto del servicio de la deuda están a cargo del Ministro de Hacienda y Crédito Público o de quien este delegue, según las disposiciones de la Ley Orgánica del Presupuesto.

ARTÍCULO 31o. Los gastos que sean necesarios para la administración, consecución y servicio de las operaciones de crédito público, las asimiladas a ellas, las propias del manejo de la deuda, las operaciones conexas y las demás relacionadas con los recursos del crédito serán atendidos con cargo a las apropiaciones del servicio de la deuda pública.

De conformidad con el artículo 46 del Estatuto Orgánico del Presupuesto, las pérdidas del Banco de la República se atenderán mediante la emisión de bonos en condiciones de mercado u otros títulos de deuda pública.

La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención.

CAPITULO III
DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

ARTÍCULO 32o. Las reservas presupuestales y las cuentas por pagar de los órganos que conforman el Presupuesto General de la Nación, correspondientes a la vigencia fiscal de 2010, se constituirán a más tardar el 20 de enero de 2011, de acuerdo con los saldos registrados en el Sistema Integrado de

Información Financiera, SIIF – Nación con corte a 31 de diciembre de 2010, así: las reservas presupuestales por la diferencia entre los compromisos y las obligaciones, y las cuentas por pagar por la diferencia entre las obligaciones y los pagos.

PARÁGRAFO. Con el fin de que los órganos que conforman el Presupuesto General de la Nación hagan los ajustes a que haya lugar para la constitución de las reservas presupuestales y de las cuentas por pagar, el Sistema Integrado de Información Financiera SIIF Nación tendrá un período de transición comprendido entre el 1 y el 20 de enero de 2011, de forma que puedan obtener del sistema la información requerida para tal fin. En todo caso, en concordancia con los artículos 14 y 71 del Estatuto Orgánico del Presupuesto, en este período no se podrán asumir compromisos con cargo a las apropiaciones de la vigencia anterior.

ARTÍCULO 33o. Constituidas las cuentas por pagar y las reservas presupuestales de la vigencia fiscal de 2010, los dineros sobrantes serán reintegrados a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

Las cuentas por pagar y las reservas presupuestales correspondientes a la vigencia fiscal de 2010, que no se hayan ejecutado a 31 de diciembre de 2011, expiran sin excepción. En consecuencia, los respectivos recursos deben reintegrarse a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

Los recursos incorporados en el Presupuesto General de la Nación con destino a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta con el régimen de aquellas, que no hayan sido comprometidos o ejecutados a 31 de diciembre de 2011, deben ser reintegrados por estas a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

PARÁGRAFO. Los reintegros de que trata el inciso primero del presente artículo deben realizarse por el ordenador del gasto y el funcionario de manejo del respectivo órgano, a más tardar el 28 de enero de 2011. Los mismos funcionarios deben reintegrar los recursos a que se refieren los incisos 2o y 3o, a más tardar el 12 de enero de 2012.

CAPITULO IV
DE LAS VIGENCIAS FUTURAS

ARTÍCULO 34o. Las autorizaciones otorgadas por el Consejo Superior de Política Fiscal, CONFIS o quien este delegue para la asunción de obligaciones que afecten presupuestos de vigencias futuras deberán respetar, en todo momento, las condiciones sobre las cuales se otorgó.

Las entidades u órganos que requieran modificar el plazo y/o los cupos anuales de vigencias futuras autorizados por el Consejo Superior de Política Fiscal, CONFIS o quien este delegue requerirán, de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente, de la reprogramación de las vigencias futuras en donde se especifique el nuevo plazo y/o cupos anuales autorizados.

Cuando con posterioridad al otorgamiento de una autorización de vigencias futuras, la entidad u órgano requiera la modificación del objeto u objetos o el monto de la contraprestación a su cargo, será necesario adelantar ante el Consejo Superior de Política Fiscal, CONFIS o su delegado la solicitud de una nueva autorización de vigencias futuras que ampare las modificaciones o adiciones requeridas de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente.

PARÁGRAFO 1. Las modificaciones al monto de la contraprestación a cargo de la entidad solicitante, que tengan origen exclusivamente en los ajustes financieros del monto y que no se encuentren asociados a la provisión de bienes o servicios adicionales a los previstos inicialmente, se tramitarán como una reprogramación de vigencias futuras.

PARÁGRAFO 2. Lo anterior sin perjuicio de que en caso de tratarse de nuevas vigencias futuras, se deberá contar con el aval fiscal del Consejo Superior de Política Fiscal, CONFIS y declaratoria de importancia estratégica por parte del Consejo Nacional de Política Económica y Social, CONPES, en los casos en que las normas legales lo exijan.

ARTÍCULO 35o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización caducan, salvo en los casos previstos en el inciso 2o del artículo 8o de la Ley 819 de 2003.

Cuando no fuere posible adelantar en la vigencia fiscal correspondiente los ajustes presupuestales, a que se refiere el inciso 2° del artículo 8 de la Ley 819 de 2003, se requerirá de la reprogramación de los cupos anuales autorizados por parte de la autoridad que expidió la autorización inicial, con el fin de dar continuidad al proceso de selección del contratista.

ARTÍCULO 36o. Las solicitudes para comprometer recursos de la Nación, que afecten vigencias fiscales futuras de las empresas industriales y comerciales del Estado o sociedades de economía mixta con régimen de aquellas, deben tramitarse a través de los órganos que conforman el Presupuesto General de la Nación a los cuales estén vinculadas.

CAPITULO V
DISPOSICIONES VARIAS

ARTÍCULO 37o. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las entidades territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo. Para este efecto, solicitará a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público la constancia sobre la naturaleza de estos recursos. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares y el origen de los recursos que fueron embargados.

Dicha constancia de inembargabilidad se refiere a recursos y no a cuentas bancarias, y le corresponde al servidor público solicitante, en los casos en que la autoridad judicial lo requiera, tramitar, ante la entidad responsable del giro de los recursos objeto de medida cautelar, la correspondiente certificación sobre cuentas bancarias.

ARTÍCULO 38o. Las sentencias, conciliaciones y cesantías parciales serán incorporadas al presupuesto de acuerdo con la disponibilidad de recursos, de conformidad con el artículo 39 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 39o. Los órganos a que se refiere el artículo 4o de la presente ley pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado. Para pagarlos, en primera instancia se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los establecimientos públicos deben atender las providencias que se profieran en su contra, en primer lugar con recursos propios realizando previamente las operaciones presupuestales a que haya lugar.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones, se podrán pagar todos los gastos originados en los tribunales de arbitramento, así como las cauciones o garantías bancarias o de compañía de seguros que se requieran en procesos judiciales.

ARTÍCULO 40o. La Fiscalía General de la Nación, la Policía Nacional, el Ejército Nacional, la Armada Nacional, la Fuerza Aérea y el Departamento Administrativo de Seguridad, DAS, deben cubrir con cargo a sus respectivos presupuestos, los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal, GAULA, a que se refiere la Ley 282 de 1996.

PARÁGRAFO. El Departamento Administrativo de Seguridad, DAS, o la Policía Nacional deberán cubrir, con cargo al rubro de viáticos y gastos de viaje de sus respectivos presupuestos, los gastos causados por los funcionarios que hayan sido asignados al Congreso de la República para prestar los servicios de protección y seguridad personal a sus miembros o a esta Institución.

ARTÍCULO 41o. En lo relacionado con las cuentas por pagar, el presupuesto inicial correspondiente a la vigencia fiscal de 2011 cumple con lo establecido en el artículo 31 de la Ley 344 de 1996.

ARTÍCULO 42o. Las obligaciones por concepto de servicios médico-asistenciales, servicios públicos domiciliarios, gastos de operación aduanera, comunicaciones, transporte y contribuciones inherentes a la nómina, causados en el último trimestre de 2010, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2011.

Las vacaciones, la prima de vacaciones, la indemnización a las mismas, la bonificación por recreación, las cesantías, las pensiones, los impuestos y la tarifa de control fiscal, se pueden pagar con cargo al presupuesto vigente cualquiera que sea el año de su causación.

Los órganos que hacen parte del Presupuesto General de la Nación podrán pagar, con cargo al presupuesto vigente, las obligaciones recibidas de las entidades liquidadas que fueron causadas por las mismas, correspondientes a servicios públicos domiciliarios y contribuciones inherentes a la nómina, cualquiera que sea el año de su causación, afectando el rubro que les dio origen.

ARTÍCULO 43o. Autorízase a la Nación y sus entidades descentralizadas, para efectuar cruces de cuentas entre sí, con entidades territoriales y sus descentralizadas y con las empresas de servicios públicos con participación estatal, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes. Estas operaciones deben reflejarse en el presupuesto, conservando únicamente la destinación para la cual fueron programadas las apropiaciones respectivas.

En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se deben tener en cuenta, para efectos de estas compensaciones, las transferencias y aportes, a cualquier título, que las primeras hayan efectuado a las últimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación, esta podrá sufragarlo a través de títulos de deuda pública, sin que implique operación presupuestal alguna.

Cuando concurran las calidades de acreedor y deudor en una misma persona, como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas, sin operación presupuestal alguna.

ARTÍCULO 44o. La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo causadas o acumuladas a diciembre 31 de 1993, por concepto de pasivo por pensiones y cesantías de las personas beneficiarias del extinto Fondo del Pasivo Prestacional del Sector Salud; para sanear los pasivos correspondientes a las cesantías de las universidades estatales, a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docente no acogidos al nuevo régimen salarial.

Igualmente, podrá emitir bonos pensionales de que trata la Ley 100 de 1993, en particular para las universidades estatales.

La Nación podrá reconocer como deuda pública las obligaciones a cargo del Instituto Nacional de Concesiones, INCO, surgidas en los contratos con garantías por concepto de ingresos mínimos garantizados; en estos casos serán reconocidas mediante la emisión de bonos u otros títulos de deuda pública en condiciones de mercado, para lo cual deberá surtirse el procedimiento previsto en el artículo 29 de la Ley 344 de 1996 y sus normas reglamentarias, en lo pertinente.

PARÁGRAFO. La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996. Las entidades del Presupuesto General de la Nación que utilicen este mecanismo sólo procederán con los registros contables que sean del caso para extinguir dichas obligaciones en virtud de los acuerdos de pago que suscriban con el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 45o. El porcentaje de la cesión del impuesto a las ventas asignado a las cajas departamentales de previsión y al Fondo de Prestaciones Sociales del Magisterio, con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTÍCULO 46o. En el Fondo de Programas Especiales para la Paz, se constituirán los rubros presupuestales "Fondo de Programas Especiales para la Paz – Programa de Desmovilizados" y "Programas de Reintegración Social y Económica", en los cuales la ordenación del gasto, además de lo dispuesto en el artículo 13 de la Ley 368 de 1997, podrá ser delegada en otros funcionarios del nivel directivo, de conformidad con las normas orgánicas del Presupuesto.

ARTÍCULO 47o. Todos los programas y proyectos en carreteras y aeropuertos, que no estén a cargo de la Nación y que estén financiados con recursos del Fondo de Inversiones para la Paz que está adscrito a la Agencia Presidencial para la Acción Social y la Cooperación Internacional, podrán ser ejecutados por el Instituto Nacional de Vías, la Unidad Administrativa Especial de la Aeronáutica Civil o mediante convenios con las entidades territoriales según sea el caso.

ARTÍCULO 48o. En desarrollo del artículo 119 del Estatuto Orgánico del Presupuesto, el Instituto de Planificación y Promoción de Soluciones Energéticas, IPSE, siempre y cuando no signifiquen erogaciones en dinero, podrá adelantar las operaciones de canje de activos fijos de su propiedad por proyectos de preinversión e inversión en las zonas que no tengan posibilidad técnico-económica de conectarse al Sistema Interconectado Nacional.

Los proyectos de preinversión e inversión incluidos en el canje que se realice, no podrán ser financiados directa ni indirectamente con recursos que hagan parte del Presupuesto General de la Nación.

ARTÍCULO 49o. El Servicio Nacional de Aprendizaje, SENA, transferirá al Departamento Administrativo de Ciencia, Tecnología e Innovación, COLCIENCIAS, con destino a financiar las actividades que promuevan y fomenten la investigación aplicada, la innovación, el desarrollo tecnológico, la apropiación pública de la ciencia, la tecnología, y en general la construcción de capacidades regionales de ciencia, tecnología e innovación, la cuarta parte de los recursos provenientes del veinte por ciento (20%) de los aportes sobre las nóminas de que trata el artículo 16 de la Ley 344 de 1996, mediante la celebración de un convenio interadministrativo.

ARTÍCULO 50o. La ejecución de los recursos que se giran al Fondo Nacional de Pensiones de las Entidades Territoriales, FONPET, con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno Nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo, administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3o del artículo 2o de la Ley 549 de 1999, el Gobierno Nacional determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior. Cuando se establezca que la realidad no corresponde con lo que se acreditó, se descontarán los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

ARTÍCULO 51o. Las apropiaciones programadas en la presente ley para la ejecución de proyectos viales de la red secundaria y terciaria a cargo de los departamentos y municipios, los aeropuertos y zonas marítimas que no estén a cargo de la Nación, podrán ser ejecutadas directamente por las entidades especializadas del sector transporte o mediante convenios con las entidades territoriales y/o sus descentralizadas. La responsabilidad de la Nación se limitará a la ejecución de los recursos apropiados en la presente ley y dicha infraestructura seguirá a cargo de las entidades territoriales y/o sus descentralizadas.

PARÁGRAFO. La Nación a través del Ministerio de Hacienda y Crédito Público, podrá otorgar créditos presupuestales a las entidades territoriales y/o sus descentralizadas para el desarrollo de proyectos a que se refiere el presente artículo, en los términos y condiciones especiales que dicho Ministerio establezca.

ARTÍCULO 52o. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo-beneficio del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

También podrán contratar un seguro de responsabilidad civil para servidores públicos, mediante el cual se ampare la responsabilidad de los mismos por actos o hechos no dolosos ocurridos en ejercicio de sus funciones, y los gastos de defensa en materia disciplinaria, penal y fiscal que deban realizar; estos últimos gastos los podrán pagar las entidades, siempre y cuando exista decisión definitiva que exonere de toda responsabilidad y no sea condenada la contraparte a las costas del proceso.

Esta disposición será aplicable a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta asimiladas a estas.

ARTÍCULO 53o. En virtud de la autonomía consagrada en el artículo 69 de la Constitución Política, las universidades estatales pagarán las sentencias o fallos proferidos en contra de la Nación con los recursos asignados por parte de esta, en cumplimiento del artículo 86 de la Ley 30 de 1992.

ARTÍCULO 54o. Los recursos aportados por la Nación a la Subcuenta de Subsistencia del Fondo de Solidaridad Pensional, en cumplimiento de lo previsto en el literal c) del numeral 2 del artículo 27 de la Ley 100 de 1993, adicionado por el artículo 8o de la Ley 797 de 2003 se ejecutarán en coordinación con el Instituto Colombiano de Bienestar Familiar, ICBF.

ARTÍCULO 55o. El Consejo Superior de la Judicatura y la Fiscalía General de la Nación podrán sustituir inmuebles de su propiedad, por obras necesarias para la adquisición, terminación, adecuación y dotación de su infraestructura, sin operación presupuestal alguna.

ARTÍCULO 56o. Los órganos que conforman el Presupuesto General de la Nación y las entidades territoriales y las entidades descentralizadas de aquella y de estas, así como los ejecutores, a los que se les hubiere girado recursos del Fondo Nacional de Regalías y que actualmente no estén amparando compromisos u obligaciones, y correspondan a apropiaciones presupuestales de vigencias fiscales anteriores a 2010, deben reintegrar, dentro del primer trimestre de 2011 a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, el total de recursos que por concepto de saldos no ejecutados y rendimientos financieros posean en las cuentas abiertas para cada proyecto.

Así mismo, dichas entidades remitirán a la Dirección de Regalías del Departamento Nacional de Planeación dentro de los quince (15) días siguientes al vencimiento del término establecido para realizar el reintegro, copia de los documentos que soporten el reintegro de los recursos, identificando el nombre del proyecto, el monto por concepto de saldos no ejecutados y los rendimientos financieros obtenidos.

ARTÍCULO 57o. Con los recursos del saldo disponible del Fondo Nacional de Regalías a 31 de diciembre de 2009, se podrán financiar durante la vigencia fiscal 2011, proyectos de inversión correspondientes a los corredores arteriales de competitividad, en especial, los definidos de importancia estratégica en el Consejo Nacional de Política Económica y Social, CONPES 3536 de 2008 y al equipamiento básico en las zonas de influencia de los nodos de transferencia localizados en corredores viales de comercio exterior interdistritales.

Para dar cumplimiento a lo anterior, el Ministerio de Hacienda y Crédito Público, administrador del portafolio del Fondo Nacional de Regalías, situará estos recursos, previa solicitud del Instituto Nacional de Vías quien los ejecutará. Al Fondo Nacional de Regalías únicamente le corresponde realizar los ajustes contables a que haya lugar.

ARTÍCULO 58o. Con el fin de dar cumplimiento a lo establecido en los artículos 36 y 41 de la Ley 715 de 2001 y 37 de la Ley 1151 de 2007, se pagarán contra las apropiaciones y excedentes de los recursos del Sistema General de Participaciones, los saldos que resulten del reconocimiento de los costos del servicio educativo ordenados por la Constitución y la ley, y las deudas por concepto de los costos acumulados en el Escalafón Nacional Docente, las homologaciones de cargos administrativos del sector y el incentivo regulado en el Decreto 1171 de 2004. El Ministerio de Educación Nacional revisará las liquidaciones presentadas por las entidades territoriales y certificará el monto por reconocer.

ARTÍCULO 59o. Con los excedentes de la Subcuenta de Eventos Catastróficos y Accidentes de Tránsito del Fondo de Solidaridad y Garantía, FOSYGA, a 31 de diciembre de 2010, se podrán financiar los programas de Protección a la Salud Pública, Vulnerabilidad Sísmica, Gestión de Instituciones de la Red Pública Hospitalaria, Atención a la Población en Condiciones Especiales tanto discapacitada como población desplazada, Ampliación, renovación de la afiliación del régimen subsidiado, población desplazada y vulnerable, y atención prioritaria en salud, incorporados en el presupuesto del Ministerio de la Protección Social.

ARTÍCULO 60o. La Unidad Administrativa Especial del Sistema de Parques Nacionales Naturales podrá presentar los proyectos, con el aval de las entidades territoriales del ámbito de jurisdicción en el que se desarrollarán los mismos, y ejecutar los recursos destinados para la conservación, preservación, descontaminación y recuperación del medio ambiente y saneamiento ambiental a los que se refieren las Leyes 141 de 1994 y 756 de 2002 y correspondientes a las asignaciones del Fondo Nacional de Regalías.

Así mismo, los recursos destinados de manera específica para la financiación de proyectos en parques naturales a los que se refieren dichas leyes podrán ser presentados y serán ejecutados por la Unidad Administrativa Especial del Sistema de Parques Nacionales Naturales, en desarrollo de las funciones establecidas por el artículo 19 del Decreto 216 de 2003.

ARTÍCULO 61o. En desarrollo de la Política de Consolidación de la Seguridad Democrática, PCSD, contenida en el Plan Nacional de Desarrollo y en las bases del mismo, las cuales fueron incorporadas mediante el artículo 3o de la Ley 1151 de 2007, las Fuerzas Militares podrán ejecutar Programas y Proyectos de Inversión para fortalecer las estrategias tendientes a consolidar la presencia institucional tales como: obras de infraestructura, dotación y mantenimiento, garantizando el bienestar de la población afectada por la situación de violencia generada por los grupos armados al margen de la ley.

ARTÍCULO 62o. Las entidades responsables de la Atención Integral a la Población Desplazada por la Violencia, sectoriales del orden nacional, de que trata la Ley 387 de 1997, darán prioridad en la ejecución de sus respectivos presupuestos, a la atención de la población desplazada por la violencia, en cumplimiento de la Sentencia T-025 de 2004 y de sus Autos de Seguimiento proferidos por la Honorable Corte Constitucional. Esta priorización de recursos deberá considerar las acciones diferenciales para sujetos de especial protección constitucional.

La priorización referenciada en el inciso anterior se efectuará teniendo en cuenta: (i) la categoría de la entidad territorial, de conformidad con lo establecido en el artículo 1° de la Ley 617 de 2000, (ii) el número de hogares recibidos o expulsados, de acuerdo con el Registro Único de Población Desplazada de la Agencia Presidencial para la Acción Social y la Cooperación Internacional y (iii) los índices de presión de las entidades territoriales, medido como el número de población desplazada recibida con relación a la población total. Lo anterior en armonía con los principios de concurrencia, complementariedad y subsidiariedad.

ARTÍCULO 63o. Los recursos del Fondo para la Rehabilitación, Inversión y Lucha contra el Crimen Organizado, FRISCO, y los recursos provenientes de la Ley 55 de 1985, apropiados en la presente vigencia fiscal para ser transferidos a la Nación, serán girados por la Dirección Nacional de Estupefacientes, DNE y la Superintendencia de Notariado y Registro, respectivamente a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, para reintegrar

los recursos que la Nación ha girado, de acuerdo con lo establecido en los Documentos CONPES 3412 de 2006, 3476 de 2007 y 3575 de 2009.

ARTÍCULO 64o. Con los recursos del saldo disponible del Fondo Nacional de Regalías a 31 de diciembre de 2009, se podrán financiar proyectos regionales de inversión, principalmente a los que se refiere el artículo 116 de la Ley 1151 de 2007, los cuales serán presentados por los Ministerios sectoriales competentes para aprobación del Consejo Asesor de Regalías, y se ejecutarán por quien este designe, en beneficio de las entidades territoriales. La ejecución de los recursos de las asignaciones a que se refiere el presente artículo, correspondientes a la Corporación Autónoma Regional del Río Grande de La Magdalena, CORMAGDALENA, se ajustarán a las disposiciones de la Ley 1283 de 2009.

ARTÍCULO 65o. Los recursos provenientes de las cauciones de que trata el artículo 8o del Decreto 2085 de 2008, se destinarán a financiar el "Programa de Promoción para la Reposición y Renovación del Parque Automotor de Carga" del Ministerio de Transporte, con el objeto de promover la modernización del parque automotor.

ARTÍCULO 66o. Los hogares beneficiarios del Programa de Subsidio Familiar de Vivienda, podrán aplicar este subsidio en cualquier parte del país o modalidad de solución de vivienda, tanto en zona urbana como rural, independiente de la modalidad a la cual se postuló o asignó. La población desplazada perteneciente a comunidades indígenas, comunidades negras y afrocolombianas podrá aplicar los subsidios para adquirir, construir o mejorar soluciones de vivienda en propiedades colectivas, conforme a los mandatos constitucionales y legales, tradiciones y sistemas de derecho propio de cada comunidad.

ARTÍCULO 67o. Los recursos presupuestados en el Ministerio de Hacienda y Crédito Público con destino a financiar los gastos de Justicia y Paz, en desarrollo de la Ley 975 de 2005 y demás normas que regulan la materia, serán distribuidos con el concepto previo de la Dirección General del Presupuesto Público Nacional, de acuerdo con las necesidades y requerimientos de las entidades competentes para ejecutar dichos gastos.

ARTÍCULO 68o. Las Entidades Territoriales que accedieron a los recursos de Crédito de Presupuesto otorgados por el Ministerio de Hacienda y Crédito Público en desarrollo del Programa para el Mejoramiento y Mantenimiento Rutinario de la Red Vial Secundaria y Terciaria en el año 2009, podrán obtener por parte del Gobierno Nacional a través del Ministerio de Hacienda y Crédito Público la condonación de dichos créditos. Para tal efecto, una vez se cumplan las condiciones establecidas en el contrato de empréstito y en el convenio de desempeño, el Ministro de Hacienda y Crédito Público informará mediante oficio a cada Entidad Territorial la respectiva condonación independientemente del cumplimiento o no de los plazos establecidos en cada uno de los contratos de empréstito.

ARTÍCULO 69o. La Nación, a través del Ministerio de Hacienda y Crédito Público, podrá transferir recursos destinados a facilitar las condiciones para la financiación de vivienda, al Fondo de Reserva para la Estabilización de la Cartera Hipotecaria, para el cumplimiento de sus funciones y como elemento fundamental de la política contracíclica liderada por el Gobierno Nacional.

ARTÍCULO 70o. Los recursos presupuestados en el Ministerio de Hacienda y Crédito Público con destino a la operación del Sistema Electrónico para la Contratación Pública, SECOP, en desarrollo de la Ley 1150 de 2007 y demás normas que regulan la materia, serán distribuidos con el concepto previo de la Dirección General del Presupuesto Público Nacional, de acuerdo con las necesidades y requerimientos de la entidad o entidades competentes para ejecutar dichos gastos.

ARTÍCULO 71o. Con los recursos a que hace referencia el numeral 4 del artículo 11 de la Ley 21 de 1982, que no estén amparando compromisos a 31 de diciembre de 2010, se financiarán proyectos de construcción y adquisición de infraestructura, mejoramiento de infraestructura y dotación de instituciones de educación media técnica y media académica, señaladas en el artículo 111 de la Ley 633 de 2000.

ARTÍCULO 72o. Los recursos a que hace mención el parágrafo 4 del artículo 3 de la Ley 141 de 1994, adicionado por el artículo 25 de la ley 756 de 2002, una vez cerradas las labores de Interventoría Administrativa y Financiera y que no hayan sido objeto de apropiación, y/o compromiso y/o utilización para el fin que fueron descontados al igual que sus rendimientos generados, se devolverán a las entidades territoriales beneficiarias de las correspondientes regalías y/o compensaciones.

Dicha devolución se realizará de manera proporcional a cada entidad territorial, de acuerdo con su participación en los recursos que inicialmente fueron descontados por las entidades recaudadoras y giradoras.

Sin perjuicio de lo previsto en el presente artículo, los proyectos de cooperación y asistencia establecidos en desarrollo del control y vigilancia de las participaciones en regalías y las asignaciones provenientes del Fondo Nacional de Regalías, celebrados o que se celebren, se desarrollarán y ejecutarán con sujeción a las normas que hayan servido de soporte a dichos proyectos.

ARTÍCULO 73o. La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, en su calidad de administrador del Fondo de Estabilización de Precios de los Combustibles, elaborará una vez al año un estado de resultados de las operaciones financieras efectivamente pagadas o recibidas durante la vigencia de 2011, con el cual se harán las afectaciones presupuestales correspondientes para dicho Fondo.

La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público presentará al Consejo Superior de Política Fiscal, CONFIS, la evolución de los saldos y los resultados de las operaciones financieras con una frecuencia trimestral.

ARTÍCULO 74o. Sin perjuicio de la responsabilidad fiscal y disciplinaria a que haya lugar, cuando en vigencias anteriores no se haya realizado el pago de obligaciones adquiridas con las formalidades previstas en el Estatuto Orgánico del Presupuesto y demás normas que regulan la materia, y sobre los mismos no se haya constituido la reserva presupuestal o la cuenta por pagar correspondiente, se podrá crear el rubro "Pasivos Exigibles - Vigencias Expiradas" y con cargo a éste, ordenar el pago.

También procederá la operación presupuestal prevista en el inciso anterior, cuando el pago no se hubiere realizado pese a haberse constituido oportunamente la reserva presupuestal o la cuenta por pagar en los términos del artículo 89 del Estatuto Orgánico del Presupuesto.

El mecanismo previsto en el primer inciso de este artículo también procederá cuando se trate del cumplimiento de una obligación originada en la ley, exigible en vigencias anteriores, aún sin que medie certificado de disponibilidad presupuestal ni registro presupuestal.

En todo caso, el jefe del órgano respectivo certificará previamente el cumplimiento de los requisitos señalados en este artículo.

ARTÍCULO 75o. La Nación podrá concurrir a la financiación de las obligaciones que deba asumir el Instituto de Seguros Sociales por aplicación de lo previsto por el artículo 1° del Decreto 3974 de 2007.

ARTÍCULO 76o. En los presupuestos del Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación se incluirá una apropiación con el objeto de atender los gastos, en otras secciones presupuestales, para la prevención y atención de desastres y financiar programas y proyectos de inversión que se encuentren debidamente registrados en el Banco Nacional de Programas y Proyectos de conformidad con el artículo 68 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 77o. De conformidad con lo previsto en el artículo 310 de la Constitución Política y la Ley 47 de 1993, la liquidación de la renta de destinación específica de que trata el numeral 3 del artículo 359 de la Constitución Política a favor del Departamento Archipiélago de San Andrés, Providencia y Santa Catalina, se hará efectiva por el Gobierno Nacional, sin efectuar las deducciones establecidas en el artículo 7 de la ley 225 de 1995.

ARTÍCULO 78o. Las entidades recaudadoras de las participaciones correspondientes a regalías y compensaciones a que se refiere la Ley 141 de 1994, descontarán a las entidades territoriales beneficiarias, los saldos a favor del Fondo Nacional de Regalías originados en los actos administrativos en firme o en las actas de liquidación bilateral suscritas por las partes, mediante los cuales se han liquidado unilateralmente o bilateralmente los convenios interadministrativos suscritos entre dichas entidades y la Comisión Nacional de Regalías. Para estos efectos, el Fondo Nacional de Regalías informará a las

entidades recaudadoras los saldos a descontar y la periodicidad de dichos descuentos que serán puestos en consideración de los representantes legales de las entidades ejecutoras.

ARTÍCULO 79o. Los recursos del presupuesto nacional asignados al Fondo Nacional de Garantías con el fin de garantizar los préstamos educativos efectuados por la banca comercial, que no hayan sido utilizados a la fecha de expedición de la presente ley, se apropiarán con destino al Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior, ICETEX para contribuir a la sostenibilidad financiera del crédito educativo de conformidad con la política general que defina su Junta Directiva para tal fin.

ARTÍCULO 80o. Las asignaciones presupuestales del Fondo de Tecnología de la Información y las Comunicaciones incluyen los recursos necesarios para cubrir el importe de los costos en que incurra el operador oficial de los servicios de franquicia postal y telegráfica para la prestación de estos servicios a los órganos que hacen parte del Presupuesto General de la Nación.

El Fondo de Tecnología de la Información y las Comunicaciones hará la transferencia de recursos al operador postal y telegráfico oficial, quien expedirá a la entidad destinataria del servicio el respectivo paz y salvo tan pronto como reciba los recursos.

ARTÍCULO 81o. Autorízase al Gobierno Nacional para apropiar recursos del Presupuesto General de la Nación y transferirlos al Fondo Nacional del Café, destinados a la implementación de instrumentos que permitan garantizar la sostenibilidad del ingreso de las familias cafeteras y el acercamiento de los cafeteros a herramientas tecnológicas dirigidas a la mitigación de los riesgos inherentes a su actividad productiva.

PARÁGRAFO. El Comité Nacional de Cafeteros determinará mediante Resolución las actividades elegibles de gasto que se enmarcan en el artículo anterior, con el voto expreso y favorable del Ministro de Hacienda y Crédito Público.

ARTÍCULO 82o. La liquidación de los excedentes financieros de que trata el Estatuto Orgánico del Presupuesto, que se efectúen en la vigencia de la presente ley, se hará con base en una proyección de los ingresos y de los gastos, para la vigencia siguiente a la de corte de los Estados Financieros, en donde se incluyen además las cuentas por cobrar y por pagar no presupuestadas, las reservas presupuestales, así como la disponibilidad inicial (caja, bancos e inversiones).

ARTÍCULO 83o. Con cargo a la porción que se reasigna por disposición del artículo 13 de la Ley 55 de 1985 a la construcción, adecuación y dotación de establecimientos carcelarios, se financiará en la sección presupuestal del Instituto Colombiano de Bienestar Familiar – ICBF una apropiación por $10.000 millones para que éste los destine a la construcción, adecuación y dotación de los centros de atención especializada en el marco del Sistema de Responsabilidad Penal para Adolescentes.

Para tales efectos, la Superintendencia de Notariado y Registro trasladará directamente al ICBF los mencionados recursos dentro del primer trimestre de la vigencia fiscal.

ARTÍCULO 84o. Condónese la deuda causada a cargo del Instituto de Seguros Sociales – ISS – a favor de la Nación – Ministerio de Hacienda y Crédito Público, en desarrollo de los créditos de presupuesto otorgados con anterioridad al 31 de diciembre de 2006.

ARTÍCULO 85o. Los órganos que hacen parte del Presupuesto General de la Nación sólo podrán solicitar la situación de los recursos aprobados en el Programa Anual de Caja a la Dirección General de Crédito Público y Tesoro Nacional, cuando hayan recibido los bienes y/o servicios o se tengan cumplidos los requisitos que hagan exigible su pago. En ningún caso las entidades podrán solicitar giro de recursos para transferir a Fiducias o Encargos Fiduciarios o a las entidades con las que celebre convenios o contratos interadministrativos, sin que se haya cumplido el objeto del gasto.

ARTÍCULO 86o. Con los recursos del Fondo Nacional de Regalías se podrán financiar inversiones en salud durante la vigencia fiscal 2011, incluidos los provenientes de su portafolio.

ARTÍCULO 87o. La Nación asignará un monto de recursos destinados a cubrir el valor correspondiente a un porcentaje del cincuenta por ciento (50%) del costo de la energía eléctrica debidamente comprobado por las electrificadoras de cada región, de los usuarios de los distritos de riego y de los distritos de riego administrados por el Estado o por las Asociaciones de Usuarios debidamente reconocidas por el Ministerio de Agricultura y Desarrollo Rural.

PARÁGRAFO 1°. Para el caso de los usuarios de distritos de riego cuya facturación sea individual, este beneficio se otorgará solo para aquellos que no posean más de cincuenta (50) hectáreas.

PARÁGRAFO 2°. Para efectos de la clasificación de los usuarios del servicio de energía eléctrica, según la Ley 142 de 1994, la utilización de la energia eléctrica para riego dirigido a la producción agropecuaria se clasificará dentro de la clase especial, la cual no pagará contribución. Además con el objeto de comercializar la energía eléctrica, los usuarios de los distritos de riego, se clasificarán como usuarios no regulados.

ARTÍCULO 88o. Los recursos programados en el Instituto Nacional de Vias por CIENTO VEINTE MIL MILLONES DE PESOS ($120.000.000.000) provenientes del saldo disponible del Fondo Nacional de Regalías a 31 de diciembre de 2009, se destinarán a la ejecución de proyectos viales de la red terciaria a cargo de los municipios.

Para dar cumplimiento a lo anterior, el Ministerio de Hacienda y Crédito Público, administrador del portafolio del Fondo Nacional de Regalías, situará estos recursos, previa solicitud del Instituto Nacional de Vías quien los ejecutará. Al Fondo Nacional de Regalías únicamente le corresponde realizar los ajustes contables a que haya lugar.

ARTÍCULO 89o. La Nación, con recursos diferentes a los de rentas de congestión, podrá financiar el Fondo de Energía Social, FOES, de que tratan los artículos 118 de la Ley 812 de 2003 y 59 de la Ley 1151 de 2007. Con estos recursos se podrá reconocer total o parcialmente requerimientos del FOES que no hayan sido cubiertos con la fuente original de rentas de congestión.

ARTÍCULO 90o. El Fondo Nacional de Regalías creado mediante la Ley 141 de 1994, durante la vigencia de 2011 asignará el 15% de sus recursos para continuar financiando los proyectos regionales de inversión en infraestructura eléctrica y de gas, a que hace referencia el artículo 37 de la Ley 756 de 2002, en los porcentajes y términos allí descritos.

ARTÍCULO 91o. El Ministerio de la Protección Social podrá realizar operaciones de préstamo interfondos entre la subcuenta de Eventos Catastróficos y Accidentes de Tránsito –ECAT– y la subcuenta de Compensación del Fondo de Solidaridad y Garantía –Fosyga–; recursos que se destinarán a la financiación de eventos NO POS de los afiliados al régimen contributivo.

El plazo para el pago, el periodo de gracia para amortización de capital y la tasa de interés, serán los establecidos en el artículo 37 de la Ley 1393 de 2010 y su decreto reglamentario, en lo pertinente.

La operación prevista en el presente artículo corresponde a una operación de manejo de recursos del portafolio y, por tanto, su otorgamiento y atención no requiere trámite presupuestal alguno.

ARTÍCULO 92o. En las empresas de servicios públicos mixtas, en las cuales la participación del Estado directamente o a través de sus entidades descentralizadas sea igual o superior al noventa por ciento y que desarrollen sus actividades bajo condiciones de competencia, la aprobación y modificación de sus presupuestos, de las viabilidades presupuestales y de las vigencias futuras corresponderá a las juntas directivas de las respectivas empresas, siempre y cuando cumplan los requisitos señalados en el artículo 36 del Decreto 4730 de 2005.

ARTÍCULO 93o. Recursos para el Fondo de Solidaridad de la Caja de Vivienda Militar y de Policía. De conformidad con el numeral 5 del parágrafo 2 del artículo 1 de la ley 1305 de 2009 en virtud del cual el gobierno nacional apropiara recursos durante la presente vigencia con el fin de atender soluciones de vivienda a los destinatarios del Fondo de Solidaridad de la Caja de Vivienda Militar y de Policía. Lo anterior permite contribuir con la meta de un millón de viviendas del Gobierno Nacional.

ARTÍCULO 94o. La presente ley rige a partir de la fecha de su publicación y surte efectos fiscales a partir del 1o de enero de 2011.

EL PRESIDENTE DEL HONORABLE SENADO DE LA REPUBLICA



ARMANDO BENEDETTI VILLANEDA

EL SECRETARIO GENERAL DEL HONORABLE SENADO DE LA REPUBLICA



EMILIO RAMON OTERO DAJUD

EL PRESIDENTE DE LA HONORABLE CAMARA DE REPRESENTANTES



CARLOS ALBERTO ZULUAGA DIAZ

EL SECRETARIO GENERAL DE LA HONORABLE CAMARA DE REPRESENTANTES



JESUS ALFONSO RODRIGUEZ CAMARGO

LEY No. 1420

"POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2011"

REPÚBLICA DE COLOMBIA – GOBIERNO NACIONAL

PUBLÍQUESE Y CÚMPLASE

Dada en Bogotá, D.C., a los **13 DIC 2010**



EL MINISTRO DE HACIENDA Y CRÉDITO PÚBLICO,



JUAN CARLOS ECHEVERRY GARZÓN